INVICTUS MD STRATEGIES CORP.

MANAGEMENT INFORMATION CIRCULAR

relating to the

2018 ANNUAL GENERAL AND SPECIAL MEETING OF
SHAREHOLDERS TO BE HELD ON OCTOBER 18, 2018

DATED SEPTEMBER 14, 2018

THIS DOCUMENT REQUIRES IMMEDIATE ATTENTION. IF YOU ARE IN DOUBT AS TO HOW TO DEAL WITH THE DOCUMENTS OR MATTERS REFERRED TO IN THIS MANAGEMENT INFORMATION CIRCULAR, YOU SHOULD IMMEDIATELY CONTACT YOUR INVESTMENT ADVISOR.

APPENDIX "A" ARRANGEMENT RESOLUTION
APPENDIX "B" ADDITIONAL INFORMATION RELATING TO PODA
APPENDIX "C-1" PODA ANNUAL FINANCIAL STATEMENTS
APPENDIX "C-2" PODA INTERIM FINANCIAL STATEMENTS
APPENDIX "D" INTERIM ORDER
APPENDIX "E" NOTICE OF PETITION
APPENDIX "F" PLAN OF ARRANGEMENT
APPENDIX "G" DISSENT PROVISIONS
APPENDIX "H" FAIRNESS OPINION
APPENDIX "I" AUDIT COMMITTEE MANDATE
APPENDIX "J" PODA MANAGEMENT DISCUSSION AND ANALAYSIS

INVICTUS MD STRATEGIES CORP.
#300 – 15047 Marine Drive
White Rock, British Columbia, V4B 1C5
Tel: (647) 828-9655

MANAGEMENT INFORMATION CIRCULAR

(As at September 14, 2018, except as otherwise indicated)

Invictus MD Strategies Corp. (the "Company") is providing this Management Information Circular (the "Circular") and a form of proxy in connection with management’s solicitation of proxies for use at the Annual General and Special Meeting (the "Meeting") of shareholders of the Company (the "Shareholders") to be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia at 10:00 a.m. (PDT) on Thursday, October 18, 2018 and at any adjournment(s). The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

All dollar amounts referenced herein are expressed in Canadian Dollars unless otherwise stated.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

VOTING BY PROXY

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Common shares of the Company ("Shares") represented by a properly executed proxy will be voted for or against or withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, P.O. Box 4572, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment(s) thereof, unless the chairman of the Meeting elects to exercise his or her discretion to accept proxies received subsequently. A Shareholder may also vote by proxy using the telephone or internet by following the instructions provided in the accompanying form of proxy.

NON-REGISTERED HOLDERS

Only registered Shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Registered Shareholders are holders of Shares of the Company whose names appear on the share register of the Company and are not held in the name of a brokerage firm, bank or trust company through which they purchased Shares. Whether or not you are able to attend the Meeting, Shareholders are requested to vote their proxy in accordance with the instructions on the proxy. Most Shareholders are "non-registered" Shareholders ("Non-Registered Shareholders") because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. The Company’s Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of their Shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object (called "NOBOs" for Non- Objecting Beneficial Owners).

The Company is not sending the Meeting materials directly to NOBOs in connection with the Meeting but rather has distributed copies of the Meeting materials to the Intermediaries for distribution to NOBOs. With respect to OBOs, in accordance with applicable securities law requirements, the Company has distributed copies of the Meeting materials to the clearing agencies and Intermediaries for distribution to OBOs. The Company intends to pay for Intermediaries to deliver the Meeting materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary to OBOs.

Intermediaries are required to forward the Meeting materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting materials will either:

(a)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form") which the Intermediary must follow; or

(b)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of their Shares which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert their own name or such other person’s name in the blank space provided. Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

The Company is not sending the Meeting materials to Shareholders using "notice-and-access" as defined under NI 54- 101 Communication with Beneficial Owners of Securities of a Reporting Issuer.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a Shareholder, their attorney authorized in writing or, if the Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment(s) thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered Shareholders have the right to revoke a proxy.

ELECTRONIC DELIVERY OF DOCUMENTS

Every year, as required by laws governing public companies, the Company delivers documentation to shareholders. In order to make this process more convenient, Shareholders may choose to be notified by email when the Company’s documentation, including the Meeting materials, are posted on the Company’s website www.invictus-md.com. and, accordingly, such documentation will not be sent in paper form by mail other than as required by applicable laws.

Delivery in an electronic format, rather than paper, reduces costs to the Company and benefits the environment. Shareholders who do not consent to receive documentation through email notification will continue to receive such documentation by mail or otherwise, in accordance with securities laws.

By consenting to electronic delivery, Shareholders: (i) agree to receive all documents to which they are entitled electronically, rather than by mail; and (ii) understand that access to the Internet is required to receive a document electronically and certain system requirements must be installed (currently Adobe Acrobat Reader to view Adobe’s portable document format ("PDF")). Such documents may include the interim consolidated financial reports, the annual report (including audited annual consolidated financial statements and management’s discussion and analysis ("MD&A")), the notice of annual and/or special meeting and related management information circular and materials, and other corporate information about the Company.

At any time, the Company may elect to not send a document electronically, or a document may not be available electronically. In either case, a paper copy will be mailed to Shareholders.

Registered Shareholders can consent to electronic delivery by completing and returning the form of consent included with the form of proxy. Non-registered Shareholders can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.

Shareholders are not required to consent to electronic delivery. The Company will notify consenting Shareholders at the email address provided by the Shareholder on the form of proxy when the documents that the Shareholder is entitled to receive are posted on the Company’s website, with a link to the specific pages of the website containing the PDF document.

GLOSSARY

"Act" or "BCBCA" means the Business Corporations Act, S.B.C. 2004, c. 57, as amended;

"Aggregate Value" means the sum of:

(a)	the fair market value of a New Invictus Share determined immediately after the Effective Time; and

(b)	the fair market value of a Poda Share determined immediately after the Effective Time;

"Arrangement" means an arrangement under the provisions of Section 288 of the Act, on the terms and conditions set forth in the Plan of Arrangement;

"Arrangement Agreement" means the Arrangement Agreement dated September 10, 2018 between Invictus and Poda, as the same may be amended, supplemented or otherwise modified from time to time;

"Arrangement Resolution" means the special resolution approving the Arrangement to be voted on by Shareholders at the Meeting, the full text of which is attached as Appendix "A" to this Circular;

"Board" means the board of directors of Invictus;

"Companies" or the "parties" means Invictus and Poda;

"Court" means the Supreme Court of British Columbia;

"CSE" means the Canadian Securities Exchange;

"Depositary" means Computershare Trust Company of Canada, Vancouver, British Columbia;

"Dissent Rights" has the meaning ascribed to it in Section 4.01 of the Plan of Arrangement;

"Dissenting Shareholder" means a registered holder of Invictus Shares who has properly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

"Effective Date" means the effective date set forth on the final notice of alteration of Invictus that is filed with the British Columbia Registrar of Companies in connection with the Arrangement;

"Effective Time" means 12:01 a.m. on the Effective Date, unless otherwise set forth on the final notice of alteration of Invictus that is filed with the British Columbia Registrar of Companies in connection with the amendments to the authorized share structure of Invictus under the Plan of Arrangement;

"Escrow Agreement" means the amend and restated escrow agreement dated October 16, 2015, between the Company, Computershare Investor Services Inc. and the Escrowed Shareholders, as amended from time to time;

"Escrow Amendment Resolution" means the ordinary resolution approving the amendment to the Escrow Agreement to be approved by Shareholders in person or by proxy at the Meeting, excluding the votes held or controlled by the Escrowed Shareholders, the full text of which is set forth under the heading "Particulars of other Matters to be Acted Upon – Amendment to Escrow Agreement";

"Escrowed Shareholders" has the meaning ascribed thereto under the heading "Particulars of other Matters to be Acted Upon – Amendment to Escrow Agreement".

"Fairness Opinion" means written valuation fairness opinion dated August 21, 2018 as prepared for the Company by Evans and Evans, Inc., a copy of which is attached as Appendix "H" to this Circular;

"Final Order" means the final order to be made by the Court approving the Arrangement;

"Interim Order" means the interim order of the Court dated September 14, 2018 pursuant to Section 288 of the BCBCA, providing for, among other things, the calling of the Meeting;

"Invictus" or the "Company" means Invictus MD Strategies Corp.;

"Invictus Class A Preferred Shares" means the non-voting, redeemable, convertible Class A preferred shares without par value of Invictus, of which no Invictus Class A Preferred Shares are issued or outstanding;

"Invictus Optionholders" means holders of Invictus Stock Options;

"Invictus Shares" or "Shares" means the common shares without par value of Invictus;

"Invictus Stock Options" or "Options" means the stock options of Invictus for the purchase of Invictus Shares issued under the Option Plan;

"Invictus Warrant Certificates" means the certificates representing the Invictus Warrants;

"Invictus Warrantholders" means holders of Invictus Warrants;

"Invictus Warrants" means the issued and outstanding share purchase warrants of Invictus for the purchase of Invictus Shares;

"New Invictus Shares" has the meaning assigned thereto in Section 3.01(b) of the Plan of Arrangement;

"New Invictus Stock Option In-The-Money Amount" in respect of an Invictus Stock Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the New Invictus Shares that a holder is entitled to acquire on exercise of a New Invictus Stock Option at and from the Effective Time exceeds the amount payable to acquire such shares;

"New Invictus Stock Option" has the meaning assigned thereto in Section 3.01(c) of the Plan of Arrangement;

"NI 58-101F2" means National Instrument 58-101F2 Disclosure of Corporate Governance Practices (Venture Issuers);

"Notice of Exercise" has the meaning assigned thereto in Section 5.04(b) of the Plan of Arrangement;

"NP 58-201" means National Policy 58-201 Corporate Governance Guidelines;

"Old Invictus Shares" means the Invictus Shares, after being altered by changing their identifying name to "Class A" common shares pursuant to Section 3.01(b) of the Plan of Arrangement;

"Old Invictus Stock Option In-The-Money Amount" in respect of an Invictus Stock Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Invictus Shares that a holder is entitled to acquire on exercise of an Invictus Stock Option immediately before the Effective Time exceeds the amount payable to acquire such shares;

"Option Plan" means the stock option plan of Invictus;

"Plan of Arrangement" means the plan of arrangement attached to the Arrangement Agreement as Exhibit 1 and any amendment or variation thereto (a copy of the Plan of the Arrangement is attached as Appendix "F" to this Circular);

"Poda" means Poda Technologies Ltd.;

"Poda Annual Financial Statements" means the audited financial statements of Poda for the fiscal years ended January 31, 2017 and January 31, 2018 together with the auditor's report thereon and the notes thereto, attached as Appendix "C-1" hereto;

"Poda Interim Financial Statements" means the unaudited condensed interim financial statements of Poda for the three months ended April 30, 2018 and 2017, together with the notes thereto, attached as Appendix "C-2" hereto;

"Poda Shares" means common shares without par value of Poda;

"Poda Stock Option In-The-Money Amount" in respect of an Poda Stock Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Poda Shares that a holder is entitled to acquire on exercise of a Poda Stock Option at and from the Effective Time exceeds the amount payable to acquire such shares;

"Poda Stock Options" means the stock options of Poda for the purchase of Poda Shares issued in exchange for Invictus Stock Options pursuant to Section 3.01 of the Plan of Arrangement and under Poda's stock option plan;

"Securities" means, collectively, the Poda Shares, the New Invictus Shares, the New Invictus Stock Options and the Poda Stock Options;

"Shareholder" or "holder of shares" means a registered or beneficial holder of Invictus Shares;

"Tax Act" means the Income Tax Act (Canada);

"TSXV" means the TSX Venture Exchange; and

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of Class A Preferred shares, of which 96,623,857 Shares and no Class A Preferred shares are issued and outstanding as of the date of this circular. Each Invictus Share carries the right to one vote. Persons who are registered shareholders at the close of business on the record date of September 6, 2018 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Share held.

To the knowledge of the directors and officers of Invictus, other than as described in the table below, no persons or companies beneficially own, directly or indirectly, or exercise control over, shares carrying 10% or more of the voting rights attached to all outstanding Invictus Shares:

Name	No. of Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Shares
Trevor Dixon	10,000,000	10.349%

BUSINESS OF THE MEETING

Financial Statements and Auditors’ Report

The Company’s consolidated audited financial statements ("Financial Statements") for the year ended January 31, 2018 and the report of the auditors thereon will be placed before the Meeting. Copies of the Financial Statements, the auditors’ report thereon and MD&A for the year ended January 31, 2018 have been mailed to all Registered Shareholders and Non-Registered Shareholders (or beneficial Shareholders) who have opted to receive such materials. The Financial Statements and MD&A can also be found on the Company’s website at www.invictus-md.com and are also available under the Company’s profile on SEDAR at www.sedar.com. No vote by the Shareholders is required to be taken with respect to the Financial Statements.

APPOINTMENT OF AUDITORS

The Board of Directors of the Company recommends the re-appointment of Manning Elliott LLP, Chartered Accountants, as auditors of the Company to hold office until the close of the next annual meeting of the shareholders. Manning Elliott LLP, Chartered Accountants were first appointed as the Company’s auditor on December 19, 2014. As in past years, it is proposed that the remuneration to be paid to the auditors shall be determined by the Board.

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of Manning Elliott LLP, Chartered Accountants as auditors of the Company to hold office until the close of the next annual meeting of the Company, at a remuneration to be fixed by the directors of the Company.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The Board proposes to nominate the persons named in the table below for election as directors of the Company. The nominees consist of each of the existing directors of the Company. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act (British Columbia) or he becomes disqualified to act as a director.

Advance Notice Policy

The Company has adopted an advance notice policy (the "Advance Notice Policy"). The Advance Notice Policy provides that any Shareholder seeking to nominate a candidate for election as a director (a "Nominating Shareholder") at any annual meeting of the Shareholders, or for any special meeting of Shareholders if one of the purposes for which the special meeting was called was the election of directors. For a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Company.

To be timely, a Nominating Shareholder's notice to the Corporate Secretary of the Company must be made (a) in the case of an annual meeting of shareholders, not less than thirty (30) nor more than sixty-five (65) days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than fifty (50) days after the date (the "Notice Date") on which the first public announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the later of the Notice Date; and (b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement (as defined below) of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder's notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting and/or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders, or the reconvening of any adjourned or postponed meeting of shareholders, or the announcement thereof, commence a new time period for the giving of a Nominating Shareholder's notice as described above.

The chair of the Meeting shall have the power and duty to determine whether a nomination was made in accordance with the notice procedures set forth in the Advance Notice Policy and, if any proposed nomination is not in compliance with such provisions, the discretion to declare that such defective nomination will be disregarded.

The Advance Notice Policy also prescribes the proper written form for a Nominating Shareholder’s notice. The Advance Notice Policy is available on the Company’s website at www.invictus-md.com.

Director Nominees

The directors of the Company are elected at each annual meeting and hold office until the next annual meeting or until their successors are appointed. In the absence of instructions to the contrary, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the election of the below named nominees as directors. The Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at six (6).

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the past five years if such nominee is not presently an elected director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Circular.

Name, Jurisdiction of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly (1)
Dan Kriznic Vancouver, British Columbia Canada Chief Executive Officer and Director	Chief Executive Officer and Director of the Company; CFO of an investment company	Director since December 19, 2014	46,933 (0.05%) directly and 2,261,271 (2.34%) indirectly(2)
Trevor Dixon Kelowna, British Columbia President and Director	President and former CEO of the Company; Entrepreneur and business consultant since 2008	Director since April 25, 2017	10,000,000 (10.349%)
George Kveton Nyon, Switzerland Director

Investor and Non-Executive Director of several companies International Executive and investment professional with a broad experience in operations and corporate development; Vice President Corporate Development of JT International (an international tobacco company) (June 2008 to March 2015)

		Director since March 21, 2017	79,133 (0.08%)
Aaron Bowden Calgary, Alberta Director	Chartered Professional Accountant, Manager of Taxation of a Canadian public company with $4 billion in sales	Director since August 19, 2016	40,000 (0.04%)

Name, Jurisdiction of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly (1)
Josef Hocher Calgary, Alberta Director

Lawyer. Mr. Hocher is a partner in Cassels Brock’s Business Law Group in Calgary. He draws on over 20 years of legal and business expertise and represents Canadian, US and international clients in complex, strategic and business critical transactions and corporate governance matters

		Director since June 26, 2017	Nil
Paul Sparkes Toronto, Ontario Director

Mr. Sparkes is President of Otterbury Holdings Inc., and is a Partner at Norris Point Capital. Mr. Sparkes was Executive Vice Chair, Director and co-founder of Difference Capital Financial, Previously, Mr. Sparkes was Executive Vice President, Corporate Affairs for CTVglobemedia (now Bellmedia). Mr. Sparkes sits on several public and private boards and is a former board member of the Liquor Control Board of Ontario ( LCBO).

		Director since June 26, 2017	20,000 (0.02%)

(1)	Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at September 14, 2018 based upon information furnished to the Company by individual Directors.

(2)

Of these shares, 967,205 shares are held indirectly in the name of Stanislav Kriznic Family Trust; 1,277,400 shares are held indirectly in the name of 0896323 BC Ltd.; and 16,666 shares are held indirectly in the name of Slocan Strategies Inc.

There are presently three standing committees of the Board: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. The following table sets out the members of such committees:

Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee
Aaron Bowden (Chair)	Josef Hocher (Chair)	George Kveton (Chair)
George Kveton	Dan Kriznic	Paul Sparkes
Paul Sparkes	Aaron Bowden	Josef Hocher

No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company, except the Directors and executive officers of the Company acting solely in such capacity. To the knowledge of the Company, no proposed Director:

(a)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a Director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Company) that:

(i)

was the subject, while the proposed Director was acting in the capacity as Director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed Director ceased to be a Director, CEO or CFO but which resulted from an event that occurred while the proposed Director was acting in the capacity as Director, CEO or CFO of such company; or

(b)

is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a Director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director.

EXECUTIVE COMPENSATION

Director and NEO compensation, excluding compensation securities

For the purposes hereof, "Named Executive Officer" or "NEO" means: (a) each CEO, (b) each CFO, (c) each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, during any part of the most recently completed financial year whose total compensation was, individually, more than CDN$150,000 for that financial year; and (d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year. Unless otherwise noted, all dollar amounts are expressed in Canadian dollars and references to "$" or "Cdn$" are to Canadian dollars.

During the year ended January 31, 2018, the Company had four NEOs. The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the last two financial years.

The following table sets forth, for the years ended January 31, 2018 and 2017, all compensation (other than stock options and other compensation securities) paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company, or a subsidiary of the Company, to each NEO and director, in any capacity.

TABLE OF COMPENSATION EXCLUDING COMPENSATION SECURITIES
Name and Principal Position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($) (1)(2)	All Other Compensation ($)	Total Compensation ($)
Dan Kriznic(3)	2018	337,000	300,000	Nil	Nil	500,000	1,137,000
Director & CEO	2017	357,079	300,000	Nil	Nil	Nil	657,079
Dylan	2018	18,667	Nil	Nil	Nil	Nil	18,667
Easterbrook(4)	2017	Nil	Nil	Nil	Nil	Nil	Nil
CFO
Trevor Dixon(5)	2018	176,064	240,000	Nil	Nil	Nil	416,064
Director,	2017	Nil	Nil	Nil	Nil	Nil	Nil
President &
Former CEO
Herrick Lau(6)	2018	35,000	Nil	Nil	Nil	Nil	35,000
Former CFO	2017	Nil	Nil	Nil	Nil	Nil	Nil
Aaron Bowden	2018	25,000	Nil	Nil	Nil	Nil	25,000
Director	2017	Nil	Nil	Nil	Nil	Nil	Nil
George Kveton(7)	2018	25,000	Nil	Nil	Nil	Nil	25,000
Director	2017	Nil	Nil	Nil	Nil	Nil	Nil
Josef Hocher(8)	2018	25,000	Nil	Nil	Nil	Nil	25,000
Director	2017	Nil	Nil	Nil	Nil	Nil	Nil
Paul Sparkes(9)	2018	25,000	Nil	Nil	Nil	Nil	25,000
Director	2017	Nil	Nil	Nil	Nil	Nil	Nil
Byron Sheppard(10)	2018	51,000	Nil	Nil	Nil	Nil	51,000
Former Director	2017	596,759	Nil	Nil	Nil	437,500	1,034,259
Michael Blady(11)	2018	Nil	Nil	Nil	Nil	Nil	Nil
Former Director	2017	Nil	Nil	Nil	Nil	Nil	Nil
Colin Kinsley(12)	2018	Nil	Nil	Nil	Nil	Nil	Nil
Former Director	2017	Nil	Nil	Nil	Nil	Nil	Nil

(1)

Includes perquisites provided to an NEO or director that are not generally available to all employees. An item is generally a perquisite if it is not integrally and directly related to the performance of the director's or NEO's duties. If something is necessary for a person to do his or her job, it is integrally and directly related to the job and is not a perquisite, even if it also provides some amount of personal benefit. For the purposes of the table, perquisites are valued on the basis of the aggregate incremental cost to the Company and its subsidiaries.

(2)

NEOs and directors whose total salary for the applicable financial year was $150,000 or less did not receive perquisites that, in aggregate, were greater than $15,000. NEOs and directors whose total salary for the applicable financial year was greater than $150,000 but less than $500,000 did not receive perquisites that, in aggregate, were greater than 10% of the NEO's or director's salary for the applicable financial year.

(3)

Mr. Kriznic served as CEO from December 19, 2014 to April 25, 2017 and from July 7, 2017 to present. Mr. Kriznic also served as CFO of the Company from September 8, 2016 to March 28, 2017. Mr. Kriznic has been a director of the Company since December 19, 2014. Mr. Kriznic received Nil compensation for being a director of the Company and Nil for his position as CFO and $1,137,000 for his position as CEO during the last completed fiscal year.

(4)	Mr. Easterbrook was appointed CFO and Corporate Secretary on November 6, 2017.
(5)

Mr. Dixon was appointed President and CEO on April 25, 2017 and resigned as CEO on July 9, 2017. Mr. Dixon has been a director of the Company since April 25, 2017. Mr. Dixon received Nil compensation for being a director of the Company and $416,064 for his position as President and CEO of Acreage Pharms Ltd., a wholly owned subsidiary of the Company, during the last completed fiscal year.

(6)	Mr. Lau was appointed as CFO on March 28, 2017 and resigned as CFO and Corporate Secretary on November 6, 2017.
(7)	Mr. Kveton was appointed a director of the Company on March 21, 2017.
(8)	Mr. Hocher was elected a director of the Company on June 26, 2017.
(9)	Mr. Sparkes was elected a director of the Company on June 26, 2017.
(10)	Mr. Sheppard resigned as a director of the Company on February 16, 2017.
(11)	Mr. Blady resigned as a director of the Company on May 12, 2017.
(12)	Mr. Kinsley resigned as a director of the Company on June 26, 2017.

External Management Companies

None of the NEOs or directors of the Company have been retained or employed by an external management Company which has entered into an understanding, arrangement or agreement with the Company to provide executive management services to the Company, director or indirectly, other than those set out below under Employment Agreements.

Stock Options and Other Compensation Securities

The following table discloses all compensation securities granted or issued to each director and NEO by the Company or one of its subsidiaries in the year ended January 31, 2018 for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries.

Name and position	Type of compensation security(1)	Number of compensation securities, number of underlying securities, and percentage of class(2)	Date of issue or grant	Issue, price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry Date(3)
Dan Kriznic(4)	Option	500,000 (5.9%)(14)	Feb 7/17	1.69	1.69	2.10	Feb 7/22
Director & CEO	Option	505,000 (5.9%)(14)	Feb 24/17	1.88	1.86	2.10	Feb 24/22
	Option	1,000,000 (11.7%)(14)	Mar 2/17	1.75	1.75	2.10	Mar 2/22
	Option	400,000 (4.6%(14) )	Jun 13/17	1.48	1.41	2.10	June 13/22
	Option	500,000(5.9%)(14)	Oct 17/17	1.34	1.31	2.10	Oct 17/22
	Option	300,000 (3.5%)(14)	Jan 16/18	1.84	2.20	2.10	Jan 16/23
Dylan	Option	150,000 (1.7%)(14)	Nov 16/17	1.19	1.28	2.10	Nov 6/22
Easterbrook(5)	Option	50,000 (0.58%)(14)	Jan 16/18	1.84	2.20	2.10	Jan 16/23
CFO
Trevor Dixon(6)	Option	100,000 (1.2%)(14)	Jan 16/18	1.84	2.20	2.10	Jan 16/23
Director,
President &
Former CEO
Herrick Lau(7)	Nil	Nil	n/a	n/a	n/a	n/a	n/a
Former CFO
Aaron Bowden	Option	50,000 (0.58%)(14)	Feb 7/17	1.69	1.69	2.10	Feb 7/22
Director	Option	15,000 (0.17%)(14)	Feb 24/17	1.88	1.88	2.10	Feb 24/22
	Option	50,000(0.58%)(14)	Mar 2/17	1.75	1.75	2.10	Mar 2/22
	Option	50,000 (0.58%)(14)	June13/17	1.48	1.41	2.10	June 13/22
	Option	150,000 (1.7%)(14)	Oct 17/17	1.34	1.31	2.10	Oct 17/22
	Option	100,000 (1.2%)(14)	Jan 16/18	1.84	2.20	2.10	Jan 16/23
George	Option	50,000 (0.58%)(14)	June13/17	1.48	1.41	2.10	June 13/22
Kveton(8)	Option	150,000 (1.7%)(14)	Oct 17/17	1.34	1.31	2.10	Oct 17/22
Director	Option	100,000 (1.2%)(14)	Jan 16/18	1.84	2.20	2.10	Jan 16/23
Josef Hocher(9)	Option	50,000 (0.58%)(14)	June13/17	1.48	1.41	2.10	June 13/22
Director	Option	150,000 (1.7%)(14)	Oct 17/17	1.34	1.31	2.10	Oct 17/22
	Option	100,000 (1.2%)(14)	Jan 16/18	1.84	2.20	2.10	Jan 16/23
Paul Sparkes(10)	Option	50,000 (0.58%)(14)	June13/17	1.48	1.41	2.10	June 13/22
Director	Option	150,000 (1.7%)(14)	Oct 17/17	1.34	1.31	2.10	Oct 17/22
	Option	100,000 (1.2%)(14)	Jan 16/18	1.84	2.20	2.10	Jan 16/23
Michael	Option	50,000 (0.58%)(14)	Feb 7/17	1.69	1.69	2.10	Feb 7/22
Blady(11)	Option	15,000 (0.17%)(14)	Feb 24/17	1.88	1.88	2.10	Feb 24/22
Former Director	Option	50,000(0.58%)(14)	Mar 2/17	1.75	1.75	2.10	Mar 2/22

Name and position	Type of compensation security(1)	Number of compensation securities, number of underlying securities, and percentage of class(2)	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry Date(3)

Byron	Option	50,000(0.58%)(14)	Feb 7/17	1.69	1.69	2.10	Feb 7/22
Sheppard(12)
Former Director
Colin Kinsley(13)	Option	50,000 (0.58%)(14)	Feb 7/17	1.69	1.69	2.10	Feb 7/22
Former Director	Option	15,000 (0.17%)(14)	Feb 24/17	1.88	1.88	2.10	Feb 24/22
	Option	50,000 (0.58%)(14)	Mar 2/17	1.75	1.75	2.10	Mar 2/22
	Option	50,000 (0.58%)(14)	June13/17	1.48	1.41	2.10	June 13/22

(1)

"Compensation Securities" includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Company or one of its subsidiaries for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries.

(2)

As of January 31, 2018, the NEOs and directors held the following number of Invictus Options ("Options") (each one Option being exercisable to acquire one (1) common share of the Company): Dan Kriznic – 3,755,000 Options; Dylan Easterbrook 200,000 - Options; Trevor Dixon – 100,000 Options; Herrick Lau – Nil Option; Aaron Bowden – 515,000 options; George Kveton – 340,000 Options; Josef Hocher – 300,000 Options; Paul Sparkes – 350,000 Options; Michael Blady – Nil Options; Byron Sheppard – Nil Options; Colin Kinsley – 215,000 Options.

(3)

During the year ended January 31, 2018, no Compensation Securities were re-priced, cancelled and replaced or were otherwise materially modified. During the year ended January 31, 2018 the termination date of 215,000 Options granted to Mr. Kinsley set to expire on September 26, 2017 were extended to May 28, 2018.

(4)

Mr. Kriznic resigned as CEO on April 25, 2017 and was re-appointed CEO on July 7, 2017. Mr. Kriznic served as CFO of the Company from September 8, 2016 to March 28, 2017. Mr. Kriznic has been a Director of the Company since December 19, 2014.

(5)	Mr. Easterbrook was appointed CFO and Corporate Secretary on November 6, 2017.
(6)	Mr. Dixon was appointed President and CEO on April 25, 2017 and resigned as CEO on July 9, 2017. Mr. Dixon has been a Director of the Company since April 25, 2017.
(7)	Mr. Lau was appointed as CFO on March 28, 2017 and resigned as CFO and Corporate Secretary on November 6, 2017.
(8)	Mr. Kveton was appointed a Director of the Company on March 21, 2017.
(9)	Mr. Hocher was elected a Director of the Company on June 26, 2017.
(10)	Mr. Sparkes was elected a Director of the Company on June 26, 2017.
(11)	Mr. Blady resigned as a Director of the Company on May 12, 2017.
(12)	Mr. Sheppard resigned as a Director of the Company on February 16, 2017.
(13)	Mr. Kinsley resigned as a Director of the Company on June 26, 2017.
(14)	Percentage is based on 8,518,000 options outstanding as at January 31, 2018.

The following table discloses details regarding each exercise of Compensation Securities by a director or NEO during the year ended January 31, 2018.

Exercise of Compensation Securities by Directors and NEOs
Name and position	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($)	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Dan Kriznic(1) Director & CEO	n/a	Nil	n/a	n/a	n/a	n/a	n/a

Exercise of Compensation Securities by Directors and NEOs
Name and position	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($)	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Dylan
Easterbrook(2)	n/a	Nil	n/a	n/a	n/a	n/a	n/a
CFO
Trevor(3)
Dixon
Director,	n/a	Nil	n/a	n/a	n/a	n/a	n/a
President &
Former CEO
Herrick Lau(4)
Former CFO	n/a	Nil	n/a	n/a	n/a	n/a	n/a
Aaron
Bowden	n/a	Nil	n/a	n/a	n/a	n/a	n/a
Director
George(5)
Kveton	n/a	Nil	n/a	n/a	n/a	n/a	n/a
Director
Josef
Hocher(6)	n/a	Nil	n/a	n/a	n/a	n/a	n/a
Director
Paul
Sparkes(7)	n/a	Nil	n/a	n/a	n/a	n/a	n/a
Director
Michael
Blady(8)	Option	100,000	0.92	June 12,	1.48	0.56	56,000.00
Former				2017
Director
Byron
Sheppard(9)
Former	n/a	Nil	n/a	n/a	n/a	n/a	n/a
Director
Colin
Kinsley(10)	Option	50,000	0.92	Sept 28,	1.18	0.26	13,000.00
Former				2017
Director

(1)

Mr. Kriznic resigned as CEO on April 25, 2017 and was re-appointed CEO on July 7, 2017. Mr. Kriznic served as CFO of the Company from September 8, 2016 to March 28, 2017. Mr. Kriznic has been a Director of the Company since December 19, 2014.

(2)	Mr. Easterbrook was appointed CFO and Corporate Secretary on November 6, 2017.
(3)	Mr. Dixon was appointed President and CEO on April 25, 2017 and resigned as CEO on July 9, 2017. Mr. Dixon has been a Director of the Company since April 25, 2017.
(4)	Mr. Lau was appointed as CFO on March 28, 2017 and resigned as CFO and Corporate Secretary on November 6, 2017.
(5)	Mr. Kveton was appointed a Director of the Company on March 21, 2017.
(6)	Mr. Hocher was elected a Director of the Company on June 26, 2017.
(7)	Mr. Sparkes was elected a Director of the Company on June 26, 2017.
(8)	Mr. Blady resigned as a Director of the Company on May 12, 2017.
(9)	Mr. Sheppard resigned as a Director of the Company on February 16, 2017.
(10)	Mr. Kinsley resigned as a Director of the Company on June 26, 2017.

Stock Option Plans and Other Incentive Plans

Other than the Option Plan, Invictus does not have any stock option plan, stock option agreement made outside of a stock option plan, plan providing for the grant of stock appreciation rights, deferred share units or restricted stock units or any other incentive plan or portion of a plan under which awards are granted.

Pursuant to the policies of the TSXV, the Company is required to adopt a stock option plan prior to granting incentive stock options. At the Company’s annual meeting of shareholders held on June 26, 2017, shareholders adopted the Option Plan and all unallocated options, rights or other entitlements issuable thereunder.

For a description of the material terms of the Option Plan, please see "Particulars of Other Matters to be Acted Upon – Invictus Stock Option Plan".

Employment, Consulting and Management Agreements

The following is a description of the material terms of each agreement or arrangement under which compensation was provided during the year ended January 31, 2018 or is payable in respect of services provided to the Company or any of its subsidiaries that were performed by a director or NEO.

The Company entered into a Consulting Agreement with High Standard Capital Corp. (formerly Slocan Strategies Inc.) ("High Standard"), a private Company 100% owned by Dan Kriznic effective April 1, 2017 with regards to his engagement as the CEO of the Company (the "High Standard Agreement"). The High Standard Agreement can be cancelled at anytime with sixty (60) days written notice by either party. Under the terms of the High Standard Agreement, High Standard will receive a base fee of $25,000 per month. High Standard is also entitled to receive an incentive fee with the approval of the Board in such an amount as is determined in the Board’s discretion. High Standard will also be entitled to receive certain one-time fees if the Company reaches the following market capitalization milestones:

$300,000 if the Company’s market capitalization reaches $150 million for a minimum period of 20 consecutive trading days;
$300,000 if the Company’s market capitalization reaches $300 million for a minimum period of 20 consecutive trading days;
$400,000 if the Company’s market capitalization reaches $400 million for a minimum period of 20 consecutive trading days;
$500,000 if the Company’s market capitalization reaches $500 million for a minimum period of 20 consecutive trading days;
$600,000 if the Company’s market capitalization reaches $600 million for a minimum period of 20 consecutive trading days; and
$700,000 if the Company’s market capitalization reaches $700 million for a minimum period of 20 consecutive trading days.

If the Company terminates the High Standard Agreement for cause or if High Standard voluntarily terminates their engagement with the Company, the Company will pay High Standard the fee as accrued until the date of termination and any reimbursable expenses incurred up to the date of termination.

If the Company terminates the High Standard Agreement without cause, the Company’s obligation to compensate High Standard will cease, except that within thirty days after the date of termination the Company will pay High Standard a termination fee equal to twenty four months' base fee plus any accrued payment obligations.

If the High Standard Agreement is terminated as a result of a change of control or is deemed to be terminated as a result of a change of control, the Company’s obligation to compensate High Standard will cease, except that within thirty days after the date of termination the Company will pay High Standard any accrued payment obligations together with a termination fee equal to twenty four months' base fee plus an amount that is the equivalent of all cash bonuses paid by the Company to High Standard in the twenty four months prior to the change of control.

During the year ended January 31, 2018 the Company had an Executive Employment Agreement with Trevor Dixon dated April 21, 2017 (the "Dixon Agreement"). The Dixon Agreement can be cancelled at anytime with sixty days written notice by either party. Under the terms of the Dixon Agreement, Mr. Dixon will receive an annual salary of $240,000.00. Mr. Dixon is also entitled to receive an incentive fee, the amount of the incentive fee and incentives to be awarded to Mr. Dixon will be determined by the Board, acting reasonably, with the intention that, separate and apart from the incentive fee, Mr. Dixon will be eligible for a minimum annual short term incentive (e.g. cash bonus) of 100% of the annual salary and a minimum annual long term incentive award (e.g. options) of 150% of the annual salary with the approval of the Board in such an amount as is determined in the Board’s discretion. Mr. Dixon is also entitled to receive certain one- time fees if the Company reaches the following market capitalization milestones:

$200,000 if the Company’s market capitalization reaches $150 million for a minimum period of 20 consecutive trading days;
$200,000 if the Company’s market capitalization reaches $300 million for a minimum period of 20 consecutive trading days;
$300,000 if the Company’s market capitalization reaches $400 million for a minimum period of 20 consecutive trading days;
$400,000 if the Company’s market capitalization reaches $500 million for a minimum period of 20 consecutive trading days;
$500,000 if the Company’s market capitalization reaches $600 million for a minimum period of 20 consecutive trading days; and
$600,000 if the Company’s market capitalization reaches $700 million for a minimum period of 20 consecutive trading days.

The Company must have a minimum of $5 million in its bank account before any one-time fees are paid to Mr. Dixon. In the event that the Company does not have the minimum cash requirement at the time that the market capitalization milestone is met, the market capitalization bonus will be accrued, without interest or penalty, until such time as the cash requirement is met and the market capitalization bonus shall be paid within 5 business days thereafter.

Mr. Dixon may voluntarily terminate the Dixon Agreement by giving the Company two months' written notice, in which case Mr. Dixon will not be entitled to any severance payment, but will be entitled to receive salary, incentive fee, market capitalization fee, all incentives awarded and to be awarded and vacation pay earned to the date of termination and payment of any reimbursable expenses. Any unvested stock options or similar incentives held by Mr. Dixon will vest as of the date of resignation and will, along with all other vested options and incentives, remain exercisable until the later of the original expiry date and one year after the date of resignation.

The Company may terminate the Dixon Agreement without cause at any time by notice in writing stating the last day of employment, in which event the Company shall be obligated to provide to Mr. Dixon an amount equal to two times the salary and any reimbursable expenses. The Company is also obligated to pay any incentives awarded and to be awarded and any incentive fee and market capitalization fee earned to the date of termination. Any unvested stock options or similar incentives will vest as of the date of termination and, along with all other vested options and incentives, remain exercisable until the later of the original expiry date and one year after the date of termination.

The Company may at any time terminate the Dixon Agreement for cause in which case Mr. Dixon is not entitled to any severance, compensation or notice, but is entitled to receive his salary, any incentives awarded and to be awarded, incentive fee, market capitalization fee and vacation pay earned to the termination date and payment of any reimbursable expenses.

If within one year following a change of control Mr. Dixon resigns, he will receive an amount equal to two times the annual salary as at that date and any reimbursable expenses. Mr. Dixon will also receive any incentives awarded and to be awarded and any incentive fee and market capitalization fee earned as of the date of the change of control. Any unvested stock options or similar incentives will vest as of the date of resignation and will, along with all other vested options and incentives, remain exercisable until the later of the original expiry date and one year after the date of resignation.

Other than as set forth in the foregoing, no director of the Company who is not an NEO has received, during the most recently completed financial year, compensation pursuant to:

(a)

any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c)	any arrangement for the compensation of directors for services as consultants or expert.

Oversight and Description of Director and Name Executive Officer Compensation

Role of the Compensation Committee and Compensation Governance

The role of the Compensation Committee is to assist the Board in fulfilling its responsibilities with respect to compensation issues. The Compensation Committee is comprised of three directors, Josef Hocher (Chair) Aaron Bowden and Dan Kriznic, the majority of whom are independent. The Compensation Committee is required to meet at least annually. The Compensation Committee evaluates the NEOs performance and establishes executive and senior officer compensation, determines the general compensation structure, policies and programs of the Company, including the extent and level of participation in incentive programs, and makes recommendations to the Board for its consideration and approval. The Compensation Committee has also been mandated to review the adequacy and form of the compensation of directors and to ensure that such compensation realistically reflects the responsibilities and risk involved in being an effective director as well as the risk any such compensation policy or practice would have a material adverse effect on the Company.

In making compensation decisions, the Compensation Committee strives to find a balance between short-term and long-term compensation and cash versus equity incentive compensation. Base salaries and discretionary cash bonuses primarily reward recent performance and incentive stock options encourage NEOs to continue to deliver results over a longer period of time and serve as a retention tool. The annual salary for each NEO is determined by the Compensation Committee based on the level of responsibility and experience of the individual, the relative importance of the position to the Company, the professional qualifications of the individual and the performance of the individual over time. Increases in salary are to be evaluated on an individual basis and are performance and market-based. Except for named executive officers whose employment agreements provide a formula for calculation of the amount of cash bonuses, the amount and award of cash bonuses to key executives and senior management is discretionary, dependent on, among other factors, the financial performance of the Company and the position of a participant.

All members of the Compensation Committee have direct experience which is relevant to their responsibilities as Compensation Committee members. All of the Compensation Committee members have a good understanding of compensation programs. They also have good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in the resource and management sectors provides them with the understanding of the Company’s success factors and risks, which is very important when determining metrics for measuring success.

Role of Management in Determining Compensation

The accountability for decisions on executive remuneration is clearly within the mandate of the Compensation Committee, but management has a key role in helping support the committee in fulfilling its obligations. For example, the CEO and other senior executives make recommendations to the Compensation Committee regarding executive officer base salary adjustments, stock-based grants and discretionary bonuses. The Compensation Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board. The CEO does not make a recommendation to the Compensation Committee with respect to his own remuneration package.

Overview of Compensation Philosophy

The Company does not have a formal compensation program. The Company’s core compensation philosophy is to pay the executive officers competitive levels of compensation that best reflect their individual responsibilities and contributions to the Company, while providing incentives to achieve the Company’s business and financial objectives.

The Company’s compensation structure is designed to reward performance and to be competitive with the compensation arrangements of other Canadian companies of similar size and scope of operations. A number of factors are considered when determining NEO compensation including, the overall financial and operating performance of the Company, the NEOs individual performance and contribution to the benefit of the Company, the individual NEOs responsibilities and length of service, levels of compensation provided by industry competitors, and the long-term interests of the Company and its shareholders.

Elements of Compensation

Compensation for the NEOs is composed primarily of three components; namely, base salary, participation in the Company’s incentive stock option plan, and short-term incentive compensation in the form of discretionary performance bonuses. Other benefits do not form a significant part of the remuneration package of any of the NEOs. In most cases, employment benefits, health care and life insurance are provided in a manner which is appropriate to the country of employment.

Each element of the Company’s executive compensation program is described in more detail below.

Base Salaries

An NEOs base salary is intended to remunerate the NEO for discharging job responsibilities and reflects the executive’s performance over time. Individual salary adjustments take into account performance contributions in connection with their specific duties. The base salary of each executive officer is recommended by the Compensation Committee to the Board for approval based on an assessment of his sustained performance and consideration of competitive compensation levels for the markets in which the Company operates. In making its recommendations to the Board, the Compensation Committee also considers the particular skills and experience of the individual.

Long Term Incentive Compensation – Stock Options

The stock option component of an NEOs compensation, which, at the discretion of the Board, can include a vesting element to ensure retention, serves to both motivate the executive toward increasing share value and to enable the executive to share in the future success of the Company. Individual stock options are granted by the Board on the recommendation of senior management, in the case of employees, and by the Compensation Committee, in the case of executive officers, including the Chief Executive Officer. Options are normally awarded by the Board upon the commencement of an individual’s employment with the Company based on the level of responsibility within the Company. Additional option grants may be made periodically to ensure that the number of stock options granted to any particular individual is commensurate with the individual’s level of ongoing responsibility within the Company. In considering additional grants, a number of factors are considered including, the role the individual plays in the Company, the number of stock options an individual has been granted, the exercise price and the value of the options and the term remaining on those options.

Short Term Incentive Compensation – Discretionary Cash Bonuses

As an additional incentive, the Company had management bonus agreements with two NEOs as set out above.

The Company may award additional discretionary cash bonuses to executive officers and employees of Company from time to time. Other than with respect to the NEOs, the amount of the bonus that each individual may be eligible for is not set in relation to any formula or specific criteria, but is the result of a subjective determination of the Company’s performance, overall industry conditions, as well as the individual’s performance and his or her contribution to overall corporate goals. The payment of bonuses is subject to the final approval of the Board and the Board has the discretion to amend or veto bonuses in its sole discretion.

Analysis of Elements

Base salary is used to provide the named executive officers a set amount of money during the year with the expectation that each NEO will perform his responsibilities to the best of his ability and in the best interests of the Company.

The Company considers the granting of incentive stock options to be a significant component of executive compensation as it allows the Company to reward each NEO’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury. Stock options are generally awarded to directors, officers, consultants and employees at the commencement of employment and periodically thereafter. The terms and conditions of the Company’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Company’s stock option plan.

Retirement Benefits

The Company does not have formal pension plans for its executives. However, from time to time, in order to attract and retain the right level of skill, expertise and talent, the Company may structure the overall compensation arrangements of one or more of its executives to include retirement compensation arrangements.

Directors Compensation

The Compensation Committee, through discussions without any formal objectives, criteria or analysis, is responsible for determining all forms of compensation to be granted to the directors of the Company to be recommended to the Board for approval. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and stage of development in cannabis industry, and the availability of financial and other resources of the Company.

Non-executive directors do not currently receive directors’ fees or fees for participation on Board committees. Long- term incentives in the form of stock options are granted to non-executive directors from time to time, based on an existing complement of long-term incentives, corporate performance and to be competitive with other companies of similar size and scope.

Directors

The current non-management directors received a cash fee of $25,000 for the year ended January 31, 2018. Effective February 1, 2018, the chair of a committee was paid $7,500.00 quarterly and each member of a committee of the Board was paid $5,000 quarterly. The chair of any committee is not entitled to this additional award. No fees are paid for attendance at meetings. Also, pursuant to the Option Plan, the Company may, from time to time, grant options to purchase Invictus Shares to directors.

A director who is an employee of the Company does not receive director’s fees.

Directors are also reimbursed for out-of pocket expenses incurred in attending meetings of the Board of committee meetings or otherwise on Company business.

Director Compensation Table

No director was compensated either directly or indirectly by the Company or its subsidiaries during the most recently completed financial year for services as consultants or experts.

Other than as set forth in the foregoing, no director of the Company who is not an NEO has received, during the most recently completed financial year, compensation pursuant to:

(a)

any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c)	any arrangement for the compensation of directors for services as consultants or expert.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the directors at, following, or in connection with retirement.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table (presented in accordance with Form 51-102F5) sets forth all compensation plans under which equity securities of the Company are authorized for issuance as of January 31, 2018.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	8,518,000	$1.55	412,849
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	8,518,000	Nil	412,849

(1) Represents the number of Shares available for issuance upon exercise of outstanding stock options as at January 31, 2018.

See "Particulars of Other Matters to be Acted Upon – Invictus Stock Option Plan" for further details concerning the Stock Option Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At the date of this Circular, there was no indebtedness outstanding of any current or former Director, executive officer or employee of the Company or its subsidiaries which is owing to the Company or its subsidiaries, or, which is owing to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a Director or executive officer of the Company, no proposed nominee for election as a Director of the Company and no associate of such persons:

(a)	is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or its subsidiaries; or

(b)

is indebted to another entity, which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries; or

(c)	is indebted in relation to a securities purchase program or any other related program.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than the election of Directors or the appointment of auditors, no person who has been a Director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a Director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting, except that the Directors and executive officers of the Company may have an interest in the resolution regarding the annual approval of the New Invictus Plan (as defined and described under "Particulars of Matters to be Acted Upon – Invictus Stock Option Plan", as such persons are eligible to participate in such plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as defined in National Instrument 51-102, Continuous Disclosure) or proposed Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiaries are performed to any substantial degree by a person other than the Directors or executive officers of the Company or its subsidiaries.

AUDIT COMMITTEE

National Instrument 52-110 – Audit Committees ("NI 52-110") requires the Company, as a venture issuer, to disclose annually in its management information circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee's Charter

The Company has adopted an Audit Committee Mandate, a copy of which is attached as Appendix "I".

Composition of the Audit Committee

The following are the current members of the Audit Committee:

Member Name	Independent (1)	Financially Literate (2)	Education and experience relevant to performance of audit committee duties
Aaron Bowden (Chair)	Yes	Yes

Mr. Aaron Bowden, CPA, CA, specializes in taxation and has a Bachelor of Technology in Information Technology degree from Kwantlen Polytechnic University. He currently manages all areas of taxation for a large Canadian public company with over 12,000 employees and $4 billion in sales. Prior to this Mr. Bowden worked at one of the ‘Big 4’ accounting firms advising clients on assurance and tax matters and has been involved in various forms of financing, mergers, acquisitions, and divestitures.

George Kveton	Yes	Yes	Mr. Kveton is an investor and Non-Executive Director of several companies. International Executive and investment professional with a broad experience in operations and corporate development.
Paul Sparkes	Yes	Yes

Mr. Paul Sparkes is an accomplished business leader with over twenty five years' experience in media, public affairs, finance, and Canada's political arena. He is President of Otterbury Holdings Inc., a corporation advising growth companies in the private and public markets and is a Partner at Norris Point Capital. Mr. Sparkes was Executive Vice Chair, Director and co- founder of Difference Capital Financial, a TSX-listed specialty finance company. Previously, Mr. Sparkes was Executive Vice President, Corporate Affairs for CTVglobemedia (now Bellmedia). Mr. Sparkes sits on several public and private boards and is a former board member of the Liquor Control Board of Ontario ( LCBO).

(1)

To be considered independent, a member of the audit committee must not have any direct or indirect "material relationship" with the Company. A material relationship is a relationship which could, in the view of the Board of Directors of the Company, reasonably interfere with the exercise of a member’s independent judgement.

(2)

To be considered financially literate, a member of the audit committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described under the heading "External Auditors" of the Audit Committee Charter for the Company.

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company's external auditors, Manning Elliott LLP, in each of the last two (2) fiscal years are as follows:

	Year ended January 31, 2018 ($)	Year ended January 31, 2017 ($)
Audit Fees(1)	150,000	80,000
Audit-Related Fees(2)	12,767.82	Nil
Tax Fees(3)	950	5,500
All Other Fees(4)	Nil	1,700
Total	163,717.82	87,200

(1)	The aggregate fees billed for audit services.
(2)	The aggregate fees billed in connection with the review of the Company’s quarterly financial statements.
(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services.
(4)	The aggregate fees billed for professional services other than those listed in the other categories.

Exemption in Section 6.1 of NI 52-110

The Company is relying on the exemption in Section 6.1 of NI 52-110 from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its Shareholders and contribute to effective and efficient decision making.

The Company is listed on the TSXV and discloses its corporate governance practices using the disclosure requirements in National Instrument 58-101F2, Disclosure of Corporate Governance Practices ("NI 58-101F2") that apply to issuers listed on the TSXV. The Company’s statement of corporate governance practices is made with reference to National Policy 58- 201, Corporate Governance Guidelines and NI 58-101F2 (collectively the "Governance Guidelines") which are initiatives of the Canadian Securities Administrators. The corporate governance practices of the Company also conform to the TSXV corporate governance guidelines, which have essentially been supplanted by the Governance Guidelines. NI 58-101F2 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

As at the date of this Circular, the Company's Board consists of six directors, four of whom the Company believes to be independent based upon the tests for independence set forth in NI 52-110. Aaron Bowden, George Kveton, Josef Hocher and Paul Sparkes are independent. Dan Kriznic is not considered to be independent as he is the Chief Executive Officer and Trevor Dixon is not considered to be independent as he is the President.

The independent directors exercise their responsibilities for independent oversight of management, and are provided with leadership through their position on the Board and ability to meet independently of management whenever deemed necessary.

Participation of Directors in Other Reporting Issuers

Certain directors of the Corporation are currently also directors of other reporting issuers, as described in the table below:

Name of Director	Name of Other Reporting Issuer
Aaron Bowden	Hash Chain Technology Inc. (TSX-V)
Paul Sparkes	Antler Gold Corp (TSX-V); Bluedrop Performance Learning Inc. (TSX-V); Duckworth Capital Corp. (TSX-V); Highcom Global Security (OTC)

Orientation and Continuing Education

The measures that the Board of Directors takes in connection with orienting new Board members regarding the role of the Board, its directors, the committees of the Board and the nature and operation of the Company’s business include providing each new member with information concerning the role and responsibilities of a public company director and discussing with new members the Company’s operations. New directors also have the opportunity to meet with management, technical experts and consultants of the Company. As each director has a different set of skills and professional background, the Board seeks to tailor orientation of new members according to the particular needs and experience of each new director.

The Board encourages continued education for its directors and ensures that all directors are kept apprised of changes in the Company’s operations and business and changes in the regulatory environment affecting the Company’s day to day business. At every Board meeting, management provides updates and briefings to directors with respect to the business and operations of the Company. The Company’s outside legal counsel also provides directors and senior officers with summary updates of any developments relating to the duties and responsibilities of directors and officers and corporate governance matters. Board members may also attend external education seminars that they determine necessary to keep themselves up-to-date with current issues relevant to their services as directors of the Company.

Ethical Business Conduct

The Company is committed to conducting its business in compliance with the law and the highest ethical standards. Accordingly, the Company has adopted a written Code of Business Conduct and Ethics, as amended (the "Code") applicable to directors, officers and all employees of the Company. Directors, officers or employees who have concerns or questions about violations of laws, rules or regulations, or of the Code, are required to report them to the Company’s legal counsel. Following the receipt of any complaints submitted hereunder, the Company’s legal counsel will investigate each matter so reported and report to the Board which will take corrective disciplinary actions, if appropriate, up to and including termination of employment. The Company encourages all directors, officers, and employees to report promptly any suspected violation of the Code to the Company’s legal counsel. The Company does not tolerate any retaliation for reports or complaints regarding suspected violations of the Code that were made in good faith. There has been no departure from the Code during the Company’s most recently completed financial year.

All directors, officers and employees have an obligation to act in the best interest of the Company. Any situation that presents an actual or potential conflict between a director, officer or employee’s personal interests and the interests of the Company are to be reported to the Company’s legal counsel.

The Code is available on the Company’s website at www.invictus-md.com, and is available under the Company’s profile on SEDAR at www.sedar.com.

Internal Employee Alert Policy

The Company has adopted a written Internal Employee Alert to encourage the Company’s officers, directors and employees to raise concerns regarding accounting, internal controls or auditing matters, on a confidential basis free from discrimination, retaliation or harassment. The Whistleblower Policy is administered by the Audit Committee, a copy of which is posted on the Company's website at www.invictus-md.com.

In addition, the Company has adopted policies to assist in the conduct of ethical business which include the following:

  a Blackout Period Policy for its directors, executive officers and senior management of the Company to raise the general level of awareness of the trading and confidential obligations of directors, executive officers and senior management. All directors, executive officers and senior management are expected to comply with the Blackout Period Policy.
  a Corporate Disclosure Policy to ensure effective communication between the Company, its shareholders and the public.

Nomination of Directors

The Company does not have a stand-alone nomination committee. The Corporate Governance and Nominating Committee has the responsibility of proposing nominees for director positions. The Corporate Governance and Nominating Committee considers the competencies and skills that the Board as a whole should possess, the competencies and skills of existing Board members and the competencies and skills of proposed new Board members. The Corporate Governance and Nominating Committee members utilize their extensive knowledge of the industry and personal contacts to identify potential nominees that possess the desired skills and competencies. Members of the Board and representatives of the industry are consulted for possible candidates.

Compensation

For information regarding the steps taken to determine compensation for the directors and the CEO, see "Executive Compensation" in this Circular.

Other Board Committees

Compensation Committee

The principal purpose of the Compensation Committee is to implement and oversee compensation policies approved by the Board. The duties and responsibilities of the Compensation Committee include, without limitation, the following:

(a)	to recommend to the Board compensation policies and guidelines for the Company; and

(b)

to review and approve corporate goals and objectives relevant to the compensation of the CEO and, in light of those goals and objectives, to recommend to the Board the annual salary, bonus and other benefits, direct and indirect, of the CEO and to approve compensation for all other designated officers of the Company, after considering the recommendations of the CEO, all within the human resources and compensation policies and guidelines approved by the Board.

The Company has adopted a formal written mandate for the Compensation Committee. The mandate provides that the Compensation Committee shall consist of at least three members of the Board, a majority of whom shall be "independent" within the meaning of the Governance Guidelines. During the most recently completed financial year, the Compensation Committee members were Josef Hocher (Chair), Dan Kriznic and Aaron Bowden. All of the members of the Compensation Committee were independent, except for Mr. Kriznic, the Company’s Chief Executive Officer.

All members of the Compensation Committee have direct experience that is relevant to their responsibilities as Compensation Committee members. All of the members of the Compensation Committee have acted as Directors and/or Officers for a public company, and therefore have a good understanding of how compensation works and how to motivate staff. All of the members have good financial understanding, which allows them to assess the costs versus benefits of compensation plans. The members combined experience in the resource sector provides them with the understandings of the Company’s success factors and risks which is very important when determining the metrics for measuring success. The Company did not retain any compensation consultants or advisors during or since the year ended January 31, 2018.

The Board appoints the members of the Compensation Committee for the ensuing year at its organizational meeting held in conjunction with each annual general meeting of the Company’s Shareholders. The Board may at any time remove or replace any member of the Compensation Committee and may fill any vacancy in the Compensation Committee.

The Compensation Committee meets at least once annually on such dates and at such locations as the Chair of the Compensation Committee determines. The Compensation Committee has access to such officers and employees of the Company and to such information respecting the Company and may engage independent counsel or advisors at the expense of the Company, all as it considers to be necessary or advisable in order to perform its duties and responsibilities. During the 2018 financial year, the Company did not engage independent counsel or advisors to assist the Compensation Committee in performing its duties and responsibilities.

Corporate Governance and Nominating Committee

The purpose of the Corporate Governance and Nominating Committee is to provide a focus on corporate governance that will enhance corporate performance, and to ensure on behalf of the Board and Shareholders that the Company’s corporate governance system is effective in the discharge of its obligations to the Company’s shareholders.

The Corporate Governance and Nominating Committee also has the responsibility of proposing nominees for director. The Corporate Governance and Nominating Committee considers the competencies and skills that the Board as a whole should possess, the competencies and skills of existing Board members and the competencies and skills of proposed new Board members. The Corporate Governance and Nominating Committee members utilize their extensive knowledge of the industry and personal contacts to identify potential nominees that possess the desired skills and competencies.

The Board appoints the members of the Corporate Governance and Nominating Committee for the ensuing year at its organizational meeting held in conjunction with each annual general meeting of the Shareholders of the Company. The Board may at any time remove or replace any member of the Corporate Governance and Nominating Committee and may fill any vacancy in the Corporate Governance and Nominating Committee.

The Company has adopted a formal written mandate for the Corporate Governance and Nominating Committee. The mandate provides that the Corporate Governance and Nominating Committee shall consist of at least three members of the Board, and should generally be composed entirely of "independent" directors within the meaning of NI 58-101F2. During the most recently completed financial year, the Corporate Governance and Nominating Committee members were George Kveton (Chair), Paul Sparkes and Josef Hocher. All Corporate Governance and Nominating Committee members are considered to be independent.

Members of the Corporate Governance and Nominating Committee are appointed by the Board and serve until their successors are appointed. The Board designates one member of the Corporate Governance and Nominating Committee as its chairperson (the "Corporate Governance and Nominating Committee Chairperson"). The duties of the Corporate Governance and Nominating Committee Chairperson include overseeing the proper functioning of the Corporate Governance and Nominating Committee to ensure the proper discharge of its duties, to schedule meetings and to ensure timely reporting to the Board.

The Corporate Governance and Nominating Committee meets regularly each year on such dates and at such locations as the Corporate Governance and Nominating Committee Chairperson determines. The Corporate Governance and Nominating Committee has access to such officers and employees of the Company and to such information respecting the Company and may engage independent counsel and advisors at the expense of the Company, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

Pursuant to the charter of the Corporate Governance and Nominating Committee (the "Corporate Governance and Nominating Committee Charter"), the following are the principal corporate governance responsibilities of the Corporate Governance and Nominating Committee:

(a)

to periodically review and reassess at least annually the adequacy of the Company’s corporate governance procedures and recommend any proposed changes to the Board for approval. The Corporate Governance and Nominating Committee shall review and reassess the adequacy of Corporate Governance and Nominating Committee Charter annually periodically and recommend any proposed changes to the Board for approval. The Corporate Governance and Nominating Committee shall annually review its own performance;

(b)	to maintain minutes of meetings and report to the Board on significant matters arising at Corporate Governance and Nominating Committee meetings at the next scheduled meeting of the Board;

(c)	to form and delegate authority to subcommittees when appropriate;

(d)	to review and recommend changes to the Board of the Company’s Code of Business Conduct and Ethics, and to consider any requests for waivers from the Company’s Code of Business Conduct and Ethics;

(e)

to shall review annually or more often if appropriate periodically: (i) Corporate Governance and Nominating Committee members’ qualifications and requirements, (ii) Corporate Governance and Nominating Committee structure (including authority to delegate) and (iii) Corporate Governance and Nominating Committee performance (including reporting to the Board). The Corporate Governance and Nominating Committee shall make recommendations to the Board, as appropriate based on its review; and

(f)	to report annually to the Board with an assessment of the Board’s performance, which will be discussed with the full Board following the end of each fiscal year.

The following are the principal responsibilities of the Corporate Governance and Nominating Committee for selection and nomination of director nominees:

(a)

in making its recommendations to the Board regarding director nominees, the Corporate Governance and Nominating Committee shall consider: (i) the appropriate size of the Board, (ii) the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess, (iii) the competencies and skills that the Board considers each existing director to possess, (iv) the competencies and skills each new nominee will bring to the Board, and (v) whether or not each new nominee can devote sufficient time and resources to the nominee’s duties as a director of the Company;

(b)

the Corporate Governance and Nominating Committee shall develop qualification criteria for Board members for recommendation to the Board in accordance with NP 58-201. In conjunction with the chair of the Board (or, if the chair of the Board is not an independent director, any "Lead Director" of the Board as contemplated by NP 58-201), the Corporate Governance and Nominating Committee shall recommend Board members to the various committees of the Board;

(c)

the Corporate Governance and Nominating Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have authority to approve the search firm’s fees and other retention terms. Corporate Governance The Committee shall also have authority to engage and compensate any other outside advisor that it determines to be necessary to permit it to carry out its duties; and

(d)

the Corporate Governance and Nominating Committee shall, in conjunction with the chair of the Board (or, if the chair of the Board is not an independent director, any Lead Director of the Board), oversee the evaluation of the Board and of the Company and make recommendations to the Board as appropriate.

Assessments

The Board, the Committee and individual directors are not regularly assessed with respect to their effectiveness and contribution. The Board believes that such assessments are more appropriate for companies of a larger size and complexity which may have significantly larger boards of directors. Where appropriate, the chair of the Board meets with individual directors to discuss their contribution and that of the other directors. Arising from such meetings, if appropriate, the Board considers procedural and substantive changes to increase the effectiveness of the Board, its committees and members.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Circular contains or refers to certain "forward-looking information" as defined under Canadian securities laws and other applicable securities laws. Forward-looking information includes, but is not limited to, the expectations, intentions, plans and beliefs of the Company and Poda, as applicable. Forward-looking information can often be identified by forward-looking words such as "anticipate", "does not anticipate", "believe", "expect", "does not expect", "goal", "plan", "intend", "estimate", "project", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. Forward-looking information may include but is not limited to statements and information relating to:

  the Arrangement and the timing of approvals related thereto;
  the synergies and financial impact of the Arrangement;
  the activities, events or developments that either of the Company or Poda expect or anticipate will or may occur in the future;
  the proposed business, operation and financial performance and condition of Poda; and
  details concerning the Poda that assume completion of the Arrangement.

The forward-looking statements contained in this Circular are based on current expectations and beliefs concerning future developments and their potential effects on the Parties and are based on certain assumptions, including among other things, that the Company’s Shareholders will approve the Arrangement Resolution and that all third party regulatory and governmental approvals will be obtained, and that all the conditions to the completion of the Arrangement will be satisfied or waived.

Although the Parties believe that the expectations and assumptions are reasonable, there can be no assurance that forward-looking information included herein will prove to be accurate. Forward-looking information is subject to a number of known and unknown risks, uncertainties (some of which are beyond the control of the Parties) and other factors that could cause actual results or performance to be materially different from those expressed or implied by such forward-looking information.

Factors that could cause actual results to differ materially from any forward-looking information include, but are not limited to: operating risks; reliance on and retention of management and key personnel; competition in industry; risks associated with permits and business licenses; stock market volatility and ability to access sufficient capital from internal and external sources; the economy generally; exposure to potential litigation and other factors beyond the control of the Company or Poda. In addition, there are risks and hazards associated with the business of developing technology including trademarks, copyrights and other intellectual property rights; inability to adapt to technological change, new products and standards; competition from new or existing technologies; reliance on third-party specialist agencies, brokers and intermediaries reduces control over company performance; and, government regulation changes.

You are cautioned not to place undue reliance on the forward-looking information contained herein. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.

All subsequent written and oral forward-looking information attributable to the Company, Poda or persons acting on their behalf are expressly qualified in their entirety by this notice.

These factors are not intended to represent a complete list of the general or specific factors that could affect the Company or Poda after giving effect to the transactions contemplated by the Arrangement. Additional factors are noted elsewhere in this Circular and may be noted in any documents incorporated by reference herein, and there may be other factors that cause actions, events or results to occur that have not been anticipated, estimated or intended.

All forward-looking information attributable to the Company or Poda, or persons acting on their behalf, is expressly qualified in their entirety by the cautionary statements set forth above. Readers of this Circular are cautioned not to place undue reliance on the forward-looking information contained in this Circular which reflect the analysis of the management of the Company and Poda, as applicable, as of the date of this Circular. Neither the Company nor Poda undertakes any obligation to update forward-looking information except as required by applicable securities laws.

At the Meeting, you will be asked to consider and, if deemed advisable, approve the Arrangement Resolution, the full text of which is reproduced in Appendix "A" of this Circular in respect of the Arrangement.

For additional information concerning the Arrangement, the Arrangement Agreement, the Plan of Arrangement and Poda, see "Particulars of Other Matters to be Acted Upon – the Arrangement".

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Invictus by calling 647-609-6138. Alternatively, these documents may be obtained under the Company’s profile on SEDAR at www.sedar.com.

The following documents ("documents incorporated by reference" or "documents incorporated herein by reference") of Invictus filed with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference herein and form an integral part of this Circular:

(a)

the annual audited consolidated financial statements of Invictus and the notes thereto for the year ended January 31, 2018, together with the report of independent registered public accounting firm thereon; and

(b)	management’s discussion and analysis of the financial condition and results of operations of Invictus for the year ended January 31, 2018.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this Circular.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON - INVICTUS STOCK OPTION PLAN

The Company's current Option Plan was adopted by the Shareholders at the Company's annual general meeting held on June 26, 2017 and must be re-approved by the Shareholders on a yearly basis pursuant to the policies of the TSXV.

The purpose of the Option Plan is to ensure that the Company is to able to provide an incentive program for directors, officers, employees and persons providing services to the Company (each, an "Optionee") that provides enough flexibility in the structuring of incentive benefits to allow the Company to remain competitive in the recruitment and maintenance of key personnel.

The Option Plan is administered by the Board, which shall, without limitation, have full and final authority in its discretion, but subject to the express provisions of the Option Plan, to interpret the Option Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Option Plan, subject to any necessary shareholder or regulatory approval. The Board may delegate any or all of its authority with respect to the administration of the Option Plan. The Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of Invictus Shares to be subject to each option.

The material terms of the Option Plan are qualified in its entirety by the full text of the Option Plan and are summarized below.

Under the Option Plan, options are exercisable over periods of up to 10 years as determined by the Board and are required to have an exercise price no less than the closing market price of the Company's shares on the trading day immediately preceding the day on which the Company announces the grant of options (or, if the grant is not announced, the closing market price prevailing on the day that the option is granted), less the applicable discount, if any, permitted by the policies of the TSXV and approved by the Board. Pursuant to the Option Plan, the Board may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The maximum number of common shares which may be issued pursuant to options previously granted and those granted under the Option Plan are 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed (without shareholder approval) 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. The Option Plan contains no vesting requirements, but permits the Board to specify a vesting schedule in its discretion, subject to the TSXV's minimum vesting requirements, if any.

The Option Plan provides that if a change of control (as defined in the Option Plan) occurs, or if the Company is subject to a take-over bid, all shares subject to stock options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder. The Board may also accelerate the expiry date of outstanding stock options in connection with a take-over bid.

The Option Plan contains adjustment provisions with respect to outstanding options in cases of share reorganizations, special distributions and other corporation reorganizations including an arrangement or other transaction under which the business or assets of the Company become, collectively, the business and assets of two or more companies with the same shareholder group upon the distribution to the Company's shareholders, or the exchange with the Company's shareholders, of securities of the Company or securities of another company.

The Option Plan provides that on the death or disability of an option holder, all vested options will expire at the earlier of 365 days after the date of death or disability and the expiry date of such options. Where an optionee is terminated for cause, any outstanding options (whether vested or unvested) are cancelled as of the date of termination. If an optionee retires or voluntarily resigns or is otherwise terminated by the Company other than for cause, then all vested options held by such optionee will expire at the earlier of (i) the expiry date of such options and (ii) the date which is 90 days (30 days if the optionee was engaged in investor relations activities) after the optionee ceases its office, employment or engagement with the Company; however, the Board may extend this expiry date within a reasonable period in accordance with the policies of the TSXV.

The Option Plan contains a provision that if pursuant to the operation of an adjustment provision of the Option Plan, an optionee receives options (the "New Options") to purchase securities of another company (the "New Company") in respect of the optionee's options under the Option Plan (the "Subject Options"), the New Options shall expire on the earlier of: (i) the expiry date of the Subject Options; (ii) if the optionee does not become an eligible person in respect of the New Company, the date that the Subject Options expire pursuant to the applicable provisions of the Option Plan relating to expiration of options in cases of death, disability or termination of employment discussed in the preceding paragraph above (the "Termination Provisions"); (iii) if the optionee becomes an eligible person in respect of the New Company, the date that the New Options expire pursuant to the terms of the New Company's stock option plan that correspond to the Termination Provisions; and (iv) the date that is one (1) year after the optionee ceases to be an eligible person in respect of the New Company or such shorter period as determined by the Board.

In accordance with good corporate governance practices and as recommended by National Policy 51-201 Disclosure Standards, the Company imposes black-out periods restricting the trading of its securities by directors, officers, employees and consultants during periods surrounding the release of annual and interim financial statements and at other times when deemed necessary by management and the board of directors. In order to ensure that holders of outstanding stock options are not prejudiced by the imposition of such black-out periods, the Option Plan contains a provision to the effect that any outstanding stock options with an expiry date occurring during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is 10 trading days following the end of the black-out period.

The Company does not provide any financial assistance to participants in order to facilitate the purchase of Shares under the Option Plan. As at the date of this Circular, there were options outstanding under the Option Plan to acquire 9,498,000 Invictus Shares, representing approximately 9.8% of the Company’s current issued and outstanding shares.

A copy of the Option Plan may be inspected at the head office of the Company, #300 – 15047 Marine Drive, White Rock, British Columbia, V4B 1C5 during normal business hours and at the Meeting. In addition, a copy of the Option Plan will be mailed, free of charge, to any holder of Shares who requests a copy, in writing, from the Assistant Corporate Secretary of the Company. Any such requests should be mailed to the Company, at its head office, to the attention of the Assistant Corporate Secretary.

The policies of the TSXV require that rolling plans be approved by shareholders on a yearly basis. Accordingly, Shareholders are being asked to pass an ordinary resolution to ratify and confirm the Option Plan as adopted by the Board which permits the issuance of up to 10% of the issued and outstanding Invictus Shares from time to time. To be effective, the resolution must be passed by a simple majority of the votes cast thereon by Shareholders present in person or by proxy at the Meeting. If the resolution to approve the Option Plan is not approved by Shareholders of the Company, all unallocated stock options will be cancelled and the Company will not be permitted to make any further grants until Shareholder approval is obtained.

Shareholders will be asked to pass an ordinary resolution, in substantially the following form to re-approve the Option Plan.

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

the Option Plan of the Company, as adopted by the Board of Directors, and as described in the Company’s management information circular dated September 14, 2018, be and is hereby approved and ratified, and the Company be and is hereby authorized to reserve for issuance pursuant to the Option Plan up to 10% of the issued and outstanding common shares of the Company from time to time;

2.

the Board of Directors be and is hereby authorized on behalf of the Company to make any amendments to the Option Plan as may be required by regulatory authorities or otherwise made necessary by applicable legislation, without further approval of the shareholders of the Company, in order to ensure the adoption and efficient function of the Option Plan; and

3.

any director or officer of the Company be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions, and to complete all transactions in connection with the implementation of the Option Plan."

The directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that Shareholders of the Company vote IN FAVOUR of the resolution. In the absence of contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intended to vote IN FAVOUR of the approval of the Option Plan.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON – AMENDMENT TO ESCROW AGREEMENT

Certain escrowed Shareholders (the "Escrowed Shareholders") entered into the Escrow Agreement in connection with the Company’s original listing on the Canadian Securities Exchange. Pursuant to the terms of the Escrow Agreement, the Escrowed Shareholders had their Invictus Shares deposited into escrow subject to release upon the satisfaction of certain performance milestones as set forth in the Escrow Agreement. As of the date hereof, an aggregate of 569,636 Invictus Shares held by the Escrowed Shareholders remain in escrow (the "Escrowed Shares").

The Board has reviewed the escrow release provisions in the Escrow Agreement and has determined that the release metrics contained in section 2.3(c) of the Escrow Agreement are no longer applicable, as the performance milestone of the Company relating to this metric were based around a licensed producer applicant which has since been discontinued by the Company. As a result, the Company wishes to amend the Escrow Agreement to remove section 2.3(c) relating to the Performance-Based Release Schedule so that the Escrowed Shares can be released to the Escrowed Shareholders.

As required by the TSXV, an amendment to the Escrow Agreement to release the Escrowed Shares without the Company having met the performance parameters requires that the Company obtain the approval of disinterested shareholders. This is to ensure that all securityholders are treated in a manner that is fair, and generally requires enhanced disclosure and approval by a majority of securityholders, excluding interested or related parties. As each of the Escrowed Shareholders will be receiving the Escrowed Shares once the Escrow Agreement is amended, each is considered an interested party. Accordingly, the Escrow Amendment Resolution will require the approval of a majority of the Shareholders, in person or by proxy at the Meeting, excluding the votes held or controlled by the Escrowed Shareholders.

The text of the Escrow Amendment Resolution that Shareholders will be asked to pass at the Meeting is set forth below.

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

the amendment to the Escrow Agreement to remove the Performance Milestone (as such term is used in the Escrow Agreement) set forth in section 2(c) of the Escrow Agreement be and is hereby authorized and approved;

2.	the release of the Escrowed Shares from escrow and delivery of the Escrowed Shares to the Escrowed Shareholders be and is hereby authorized and approved; and

3.

any one director or officer is hereby authorized to execute for and in the name of and on behalf of the Company, under common seal of the Company or otherwise, and deliver all such documents, instruments in writing and to do all such other things for and in the name of and on behalf of the Company, as he in his discretion may consider necessary, desirable or useful for the purpose of carrying out the effect of the foregoing resolutions.

The directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that disinterested Shareholders of the Company vote IN FAVOUR of the resolution. In the absence of contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intended to vote IN FAVOUR of the approval of the Escrow Amendment Resolution.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON - THE ARRANGEMENT

Shareholders will be asked at the Meeting to approve the Arrangement involving Invictus, its securityholders and Poda (a wholly-owned subsidiary of Invictus), in order to create a stand-alone entity focused on creating the world's first zero- cleaning pod-based vaporizer system. The Arrangement will involve, among other things, certain exchanges of securities resulting in Shareholders at the Effective Date receiving one New Invictus Share and one Poda Share for each one Invictus Share held.

It is intended that following the Arrangement, Poda will seek a listing of the Poda Shares listed on the CSE.

Shareholders will be asked to approve the Arrangement Resolution as a special resolution pursuant to section 288 of the BCBCA and in accordance with the terms of the Arrangement Agreement.

The disclosure of the principal features of the Arrangement, as summarized below, is qualified in its entirety by reference to the full text of the Arrangement Agreement including the Plan of Arrangement, which is attached as Appendix "F" to this Circular.

Steps in the Arrangement

At the Effective Time, the following shall occur and be deemed to occur in the following order without any further act or formality:

(a)

the outstanding Poda Shares will be subdivided such that the number of Poda Shares outstanding immediately following such subdivision shall be equal to the number of issued and outstanding Invictus Shares as at the Effective Date;

(b)	the authorized capital of Invictus will be amended by:

(i)	the elimination of the Invictus Class A Preferred Shares from the authorized share structure of Invictus;

(ii)	the alteration of the Invictus Shares by changing their identifying name to "Class A" common shares (the "Old Invictus Shares"); and

(iii)

the creation of an unlimited number of common shares without par value (the "New Invictus Shares") having attached thereto the special rights and restrictions set out in Schedule A to the Plan of Arrangement,

and the Notice of Articles and the Articles of Invictus will be amended accordingly;

(c)	each Invictus Stock Option outstanding immediately before the Effective Date will be exchanged for:

(i)	a stock option to be issued by Invictus (a "New Invictus Stock Option") pursuant to which:

(A)

the holder of the New Invictus Stock Option will be entitled to acquire, upon exercise of the New Invictus Stock Option, that number of New Invictus Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement, if immediately prior to the Effective Time, such holder had been the registered holder of the number of Invictus Shares to which such holder was therefore entitled upon exercise of the Invictus Stock Option; and

(B)

the exercise price per New Invictus Share will be equal to the product of: (1) the exercise price of the Invictus Stock Option determined immediately before the Effective Time; and (2) the proportion that the fair market value of one New Invictus Share determined immediately after the Effective Time is of the Aggregate Value; and

(ii)	a stock option to be issued by Poda (a "Poda Stock Option") pursuant to which:

(A)

the holder of the Poda Stock Option will be entitled to acquire, upon exercise of the Poda Stock Option, that number of Poda Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Invictus Shares to which such holder was theretofore entitled upon exercise of the Invictus Stock Option; and

(B)

the exercise price per Poda Share will be equal to the product of: (1) the exercise price of the Invictus Stock Option determined immediately before the Effective Time; and (2) the proportion that the fair market value of one Poda Share determined immediately after the Effective Time is of the Aggregate Value;

It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of an Invictus Stock Option for a New Invictus Stock Option and a Poda Stock Option. Therefore, in the event that the aggregate of:

(1)	the New Invictus Stock Option In-The-Money Amount in respect of an Invictus Stock Option; and

(2)	the Poda Stock Option In-The-Money Amount in respect of an Invictus Stock Option exceeds the Old Invictus Stock Option In-The-Money Amount in respect of the Invictus Stock Option, the number of (i) New Invictus Shares which may be acquired on exercise of the New Invictus Stock Option at and after the Effective Time, and (ii) Poda Shares which may be acquired on exercise of the Poda Stock Option at and after the Effective Time, will be adjusted accordingly with effect at and from the Effective Time to ensure that the aggregate of the (i) New Invictus Stock Option In-The-Money Amount in respect of an Invictus Stock Option, and (ii) the Poda Stock Option In-The-Money Amount in respect of an Invictus Stock Option does not exceed the Old Invictus Stock Option-In The Money Amount in respect of the Invictus Stock Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged.

Except as set out above and in the Plan of Arrangement, the term to expiry, conditions to and manner of exercising, vesting schedule, the status under applicable laws, and all other terms and conditions of the New Invictus Stock Options and Poda Stock Options will otherwise be unchanged from those contained in or otherwise applicable to the related Invictus Stock Option except that:

(A)	all Poda Stock Options issued under the Arrangement shall vest and become exercisable in full on the Effective Date; and

(B)

the holders of Poda Stock Options will not be entitled, on exercise, to receive Poda Shares if such Poda Stock Options are exercised (1) more than one year following the Effective Date of the Arrangement in the event the holder is not eligible to participate in Poda’s stock option plan following the Effective Date; or (2) more than 90 days (or 30 days if the holder was engaged in Investor Relations Activities, as such term is defined in the stock option plan of Poda) following the date on which such holder, following the completion of the Arrangement, ceases to be eligible to participate in Poda's stock option plan; and (3) all Poda Stock Options issued hereunder shall otherwise be governed by and subject to the terms of the Poda's stock option plan);

(d)	each issued Invictus Share held by a Shareholder (other than a Dissenting Shareholder) will be transferred to Invictus in exchange for:

(i)	one New Invictus Share; and

(ii)	one Poda Share;

(e)

each issued Invictus Share held by a Dissenting Shareholder will be acquired by Invictus in consideration for Invictus agreeing to pay the amount to be paid as determined in accordance with Article 4 of the Plan of Arrangement in respect of the dissenting shares;

(f)

the authorized capital of Invictus will be amended by eliminating the Old Invictus Shares from the authorized share structure of Invictus and the Notice of Articles and Articles of Invictus will be amended accordingly; and

(g)

in accordance with the terms of the Invictus Warrant Certificates, (A) each holder of an Invictus Warrant outstanding immediately prior to the Effective Time shall receive (and such holder shall accept) upon the exercise of such holder's Invictus Warrant, in lieu of each Invictus Share to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the number of New Invictus Shares and Poda Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Invictus Shares to which such holder was theretofore entitled upon exercise of the Invictus Warrants; and (B) such Invictus Warrant shall continue to be governed by and be subject to the terms of the Invictus Warrant Certificates.

The Board may, in its absolute discretion, determine whether or not to proceed with the Arrangement without further approval, ratification or confirmation by the Shareholders.

Shareholders may exercise Dissent Rights pursuant to and in the manner set forth in Section 237 to 247 of the BCBCA provided that the notice of dissent is given by 10:00 a.m. (PDT) on the day which is two business days immediately preceding the date of the Meeting or the day otherwise ordered by the Court in connection with the Arrangement and pursuant to Article 4 of the Plan of Arrangement, Shareholders who duly exercise the Dissent Rights and who:

(a)	are ultimately to be paid fair value for their Invictus Shares by Invictus shall be deemed to have had their Invictus Shares transferred to Invictus for such value on the Effective Date; or

(b)

are ultimately not entitled to be paid fair value for any reason for their Invictus Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting holder of Invictus Shares and shall receive Poda Shares on the basis determined in accordance with Section 3.01 of the Plan of Arrangement.

Poda Working Capital - Source of Funds

For information on Poda’s working capital upon completion of the Arrangement, please see Appendix B "Financing/Available funds".

Effect of the Arrangement

As a result of the Arrangement, Shareholders will receive one New Invictus Share and one Poda Share in exchange for each one Invictus Share held. It is expected that the issued capital of Poda on the Effective Date will be 96,623,857 Poda Shares (on a non-diluted basis, assuming that no Invictus Stock Options or Invictus Warrants are exercised prior to the Effective Date and that no Invictus Shares are issued from treasury prior the Effective Date).

Poda will be a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec, and it is the intention of Poda to apply for listing of the Poda Shares on the CSE following completion of the Arrangement provided that Poda has the Poda Required Working Capital on hand. See "Particulars of Matters to be Acted Upon – The Arrangement – Poda Working Capital – Source of Funds" and "Particulars of Matters to be Acted Upon – The Arrangement – Arrangement Risk Factors".

The New Invictus Shares will continue to be listed on the TSXV upon completion of the Arrangement.

Each Invictus Stock Option outstanding immediately prior to the Effective Date will be exchanged for a New Invictus Stock Option and a Poda Stock Option.

Each holder of an Invictus Warrant outstanding immediately prior to the Effective Time shall receive, upon the exercise of such Invictus Warrant, the number of New Invictus Shares and Poda Shares which the holder would have been entitled to receive as a result of the completion of the Arrangement in lieu of each Invictus Share to which such holder would have received under the original terms of the Warrant.

Additional information relating to Poda is contained in Appendix "B" to this Circular.

Recommendation of the Board

Invictus has reviewed the terms and conditions of the proposed Arrangement, has received the Fairness Opinion provided by Evans & Evans, Inc. and has concluded that the Arrangement is fair and reasonable to its securityholders and in the best interests of Invictus.

In arriving at this conclusion, the directors of Invictus considered, among other matters:

1.	the financial condition, business and operations of Invictus, on both an historical and prospective basis, and information in respect of Poda on a pro-forma basis;

2.

the procedures by which the Arrangement is to be approved, including the requirement for approval of the Arrangement by the Court after a hearing at which fairness to Invictus securityholders will be considered;

3.	the availability of rights of dissent to Shareholders with respect to the Arrangement;

4.	the assets to be held by the two Companies;

5.	historical information regarding the prices of the Invictus Shares;

6.	the anticipated Canadian tax treatment of Invictus security holders under the Arrangement;

7.	if the intended listing of the Poda Shares is completed, Shareholders will own securities of two publicly listed companies;

8.	Invictus will be able to continue its focus on expanding its cultivation footprint in the cannabis sector, which the directors believe will appeal to prospective investors in Invictus;

9.	Poda will be able to concentrate its efforts on the launch of its vaporization devices and pods as a standalone entity, which the directors believe will appeal to prospective investors in Poda; and

10.	Invictus and Poda will each have a solid management team.

The Board also identified disadvantages associated with the Arrangement including the fact that there will be the additional costs associated with running two companies instead of one, that Invictus will incur significant expenses in connection with the Arrangement, the uncertainty surrounding the funding of Poda and the listing of the Poda Shares on the CSE or other stock exchange, and that there is no assurance that the proposed Arrangement will result in positive benefits to Shareholders.

The foregoing summary of the information, factors and risk factors considered by the Board are not intended to be exhaustive. In view of the variety of factors, the amount of information and the appropriate risk factors considered in connection with its evaluation of the Arrangement, the Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor or risk factor considered in reaching its conclusion and recommendation. The Board’s recommendation was made after considering all of the above-noted factors as well as the information and risk factors referred to elsewhere herein and in light of the Board’s knowledge of the business, financial condition and prospects of the Company. In addition, individual members of the Board may have assigned different weights to different factors.

Based on its review of these and other factors, the Board considers the Arrangement to be in the best interests of Invictus and fair and reasonable to the Shareholders, and recommends that the Shareholders vote in favour of the Arrangement Resolution.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval of the Arrangement Resolution.

The board of directors of Invictus recommends that the Shareholders vote IN FAVOUR of the Arrangement Resolution. Each director of Invictus who owns Invictus Shares has indicated his intention to vote his Invictus Shares IN FAVOUR of the Arrangement Resolution.

No Collateral Benefits

No director or officer of Poda or Invictus is entitled to receive, directly or indirectly, as a consequence of the Arrangement, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant. The directors and officers will receive a distribution per security in the Arrangement that is identical in amount and form to the entitlement of the general body of holders in Canada of Invictus Shares.

Arrangement Risk Factors

Invictus and Poda should each be considered highly speculative investments and the transactions contemplated herein should be considered of a high-risk nature. Shareholders should carefully consider all of the information disclosed in this Circular prior to voting on the Arrangement Resolution. In addition to the other information presented in this Circular, the following risk factors should be considered:

1.

If Invictus and Poda receive all required approvals for the completion of the Arrangement the directors of Invictus and Poda may proceed with the Arrangement notwithstanding that the Poda Required Working Capital may not be funded or arranged to be funded prior to completion of the Arrangement. Poda's working capital on completion of the Arrangement may only be the Poda Minimum Working Capital, and there is no assurance that the Poda Required Working Capital will otherwise be funded, or that Poda will be able to raise any additional funds at all. If the Poda Required Working Capital is not funded prior to completion of the Arrangement, and Poda is not able to obtain required funding after the completion of the Arrangement, the Poda Shares will not be listed for trading on any stock exchange and Poda could be unable to continue operations.

2.

The trading price of Invictus Shares at the Effective Date will likely vary from the prices as at the date of execution of the Arrangement Agreement, the date of this Circular and the date of the Meeting and will fluctuate depending on investors' perceptions of the merits of the Arrangement.

3.	There is no assurance that the Arrangement will complete or, if it is completed, that the Poda Shares will be listed for trading on a stock exchange.

4.	There is no assurance that the Arrangement can be completed as proposed or without Shareholders exercising their dissent rights in respect of a substantial number of Invictus Shares.

5.	There is no assurance that the businesses of Invictus or Poda, after completing the Arrangement, will be successful.

6.

While Invictus believes that the Securities to be issued to Shareholders pursuant to the Arrangement will not be subject to any resale restrictions (save securities held by control persons and save for any restrictions flowing from current restrictions associated with a Shareholder's Invictus Shares), there is no assurance that this is the case and each Shareholder is urged to obtain appropriate legal advice regarding applicable securities legislation.

7.	The transactions may give rise to significant adverse tax consequences to Shareholders and each such Shareholder is urged to consult their own tax advisor.

Effects of the Arrangement on Shareholders’ Rights

As a result of the Arrangement, Shareholders will continue to be shareholders of Invictus and will also be shareholders of Poda.

Conduct of Meeting and Other Approvals

Shareholders at the Meeting will be asked to consider and, if thought advisable, adopt the Arrangement Resolution. The Arrangement Resolution is a special resolution that must be approved by not less than two thirds of the votes cast by the Shareholders present, in person or by proxy, at the Meeting.

Under the BCBCA, Invictus is required to obtain the approval of the Court to the calling of the Meeting and to the Arrangement. On September 14, 2018, prior to mailing the material in respect of the Meeting, Invictus obtained an Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order and the Notice of Petition are attached as Appendices "D" and "E" respectively, to this Circular. As set out in the Notice of Petition, the Court hearing in respect of the Final Order is scheduled to take place at 9:45 a.m., PDT, on October 23, 2018, or as soon thereafter as the Court may direct or counsel for Invictus may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the Meeting.

Invictus securityholders who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.

At the Court hearing, Invictus securityholders who wish to participate or to be represented or to present evidence or argument may do so, subject to the Supreme Court Civil Rules. Although the authority of the Court is very broad under the BCBCA, Invictus has been advised by counsel that the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court's approval is required for the Arrangement to become effective.

The Court will be informed prior to the hearing that if such approval is obtained, this will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act under section 3(a)(10) thereunder with respect to the issuance of the Securities to be distributed, as described below under "Securities Laws Considerations – U.S. Securities Laws and Resale of Securities". In addition, it is a condition of the Arrangement that the Court will have determined, prior to approving the Final Order, that the terms and conditions of the exchanges of securities comprising the Arrangement are fair to those security holders to whom securities will be issued upon completion of the Arrangement.

Under the terms of the Interim Order, each Invictus securityholder will have the right to appear and make representations at the application for the Final Order. Any person desiring to appear at the hearing to be held by the Court to approve the Arrangement pursuant to the Notice of Petition is required to file with the Court and serve upon Invictus at the addresses set out below, on or before 4:00 p.m., PDT, on October 18, 2018, a response to petition ("Response to Petition"), in the form prescribed by the Supreme Court Civil Rules, including his, her or its address for service, together with any evidence or materials which are to be presented to the Court. The Response to Petition and supporting materials must be delivered, within the time specified, to the Petitioners' counsel at the following address:

DuMoulin Black LLP
Attention: Lucy H. Schilling
10th Floor, 595 Howe Street
Vancouver, British Columbia V6C 2T5
Fax: (604) 687-8772

Regulatory Approvals

If the Arrangement Resolution is approved by the requisite majority of Shareholders, the Final Order and the approval of the TSXV must be obtained before the Arrangement may proceed.

The Invictus Shares are currently listed for trading on the TSXV. Invictus is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec. Approval from the TSXV is required for the Arrangement. Upon completion of the Arrangement, Poda will be a reporting issuer in the provinces of British Columbia and Alberta, Saskatchewan, Manitoba, Ontario and Quebec.

It is the intention of Poda to apply for listing of the Poda Shares on the CSE following completion of the Arrangement provided that Poda has the Poda Required Working Capital on hand. See "Particulars of Matters to be Acted Upon – The Arrangement – Poda Working Capital – Source of Funds".

Shareholders should be aware that the foregoing approvals have not yet been given by the regulatory authorities referred to above. There is no assurance that such approvals will be obtained.

Significant Positions and Shareholdings

The following table discloses the number of shares currently owned, controlled or directed, directly or indirectly, by the directors and senior officers of Invictus and Poda and greater than 10% shareholders in Invictus, as well as their positions and shareholdings in Poda upon completion of the Arrangement assuming no changes to the number of Invictus Shares currently held.

Insider / 10% Shareholder	Invictus Relationship, Invictus Shares, Invictus Warrants and Invictus Options	Post-Arrangement Poda Relationship and Poda Shares
Trevor Dixon	President and Director 10,000,000 Invictus Shares 0 Warrants 400,000 Options	n/a 10,000,000 Poda Shares
Dan Kriznic	Chief Executive Officer and Director 46,933 Invictus Shares 2,261,271 Invictus Shares(1) 0 Warrants 4,155,000 Options	n/a 46,933 Poda Shares 2,261,271 Poda Shares(1)
Aaron Bowden	Director 40,000 Invictus Shares 0 Warrants 565,000 Options	Director 40,000 Poda Shares
George Kveton	Director 79,133 Invictus Shares 35,800 Warrants 390,000 Options	n/a 79,133 Poda Shares
Josef Hocher	Director 0 Invictus Shares 0 Warrants 350,000 Options	n/a 0 Poda Shares
Paul Sparkes	Director 20,000 Invictus Shares 10,000 Warrants 400,000 Options	n/a 20,000 Poda Shares
Dylan Easterbrook	Chief Financial Officer and Corporate Secretary 0 Invictus Shares 0 Warrants 300,000 Options	Chief Financial Officer and Corporate Secretary 0 Poda Shares
Brenda Dixon	Chief Science Officer 8,892,400 Invictus Shares 1,000,000 Warrants 150,000 Options	n/a 8,892,400 Poda Shares
Ryan Selby	n/a 280,945 Invictus Shares 0 Warrants 0 Options	President, Chief Executive Officer and Director 280,945 Poda Shares
Ryan Karkairan	n/a 154,706 Invictus Shares 0 Warrants 0 Options	Chief Research and Development Officer and Director 154,706 Poda Shares
Russell Henderson	n/a 0 Invictus Shares 0 Warrants 0 Options	Director 0 Poda Shares

(1)

Of these shares, 967,205 shares are held indirectly in the name of Stanislav Kriznic Family Trust; 1,277,400 shares are held indirectly in the name of 0896323 BC Ltd.; and 16,666 shares are held indirectly in the name of Slocan Strategies Inc.

Fairness Opinion

The Board retained Evans and Evans, Inc. (the "Fairness Advisor"), who has delivered the Fairness Opinion which concludes that, based upon and subject to the factors referred to therein, as of June 30, 2018, the proposed Arrangement is fair, from a financial point of view, to the Shareholders. The Fairness Opinion is attached to this Circular at Appendix "H".

Invictus agreed to pay a flat fee for the services of the Fairness Advisor, payable upon delivery of the Fairness Opinon to the Board. The fee is not dependent on the conclusions reached in the Fairness Opinion.

The Fairness Advisor is not an insider, associate or affiliate of either of the Companies. The Fairness Advisor has not acted as advisor to the Companies or their respective affiliates in connection with the Arrangement and has no past, present or intended interest in the shares and properties of Invictus and its affiliates.

There are no understandings, commitments or agreements between the Fairness Advisor and either of the Companies or their respective predecessor, subsidiary companies and affiliates with respect to future business dealings. The Fairness Advisor may in the future in the ordinary course of business perform financial advisory services to a broad spectrum of corporate clients, and perform financial and research services for companies referred to in the Fairness Opinion.

The analyses conducted by the Fairness Advisor, as described in the Fairness Opinion, should be considered as a whole. To focus on specific portions of each analysis and of the factors considered, without considering all analyses and factors, could create an incomplete and misleading view of the processes underlying the Fairness Opinion.

Procedure for Receipt of Poda Shares

The following information is a summary only. For full details of procedures for the delivery of certificates see Article 5 "Certificates and Documentation" of the Plan of Arrangement.

As soon as practicable after the Effective Date, the Depositary will forward in accordance with Section 3.01 of the Plan of Arrangement, to each registered holder of record of Invictus Shares who has not dissented to the Arrangement, a letter of transmittal containing instructions with respect to the deposit of certificates for Invictus Shares with the Depositary for use in exchanging their Invictus Share certificates for certificates representing the New Invictus Shares and Poda Shares to which they are entitled under the Arrangement. Upon return of a properly completed letter of transmittal, together with certificates formerly representing Invictus Shares and such other documents as the Depositary may require, certificates for the appropriate number of New Invictus Shares and Poda Shares will be distributed.

Treatment of Convertible Invictus Securities

Each Invictus Stock Option outstanding immediately before the Effective Date will be exchanged for:

(a)	a New Invictus Stock Option pursuant to which:

(i)

the holder of the New Invictus Stock Option will be entitled to acquire, upon exercise of the New Invictus Stock Option, that number of New Invictus Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement, if immediately prior to the Effective Time, such holder had been the registered holder of the number of Invictus Shares to which such holder was therefore entitled upon exercise of the Invictus Stock Option; and

(ii)

the exercise price per New Invictus Share will be equal to the product of: (1) the exercise price of the Invictus Stock Option determined immediately before the Effective Time; and (2) the proportion that the fair market value of one New Invictus Share determined immediately after the Effective Time is of the Aggregate Value; and

(b)	a Poda Stock Option pursuant to which:

(i)

the holder of the Poda Stock Option will be entitled to acquire, upon exercise of the Poda Stock Option, that number of Poda Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Invictus Shares to which such holder was theretofore entitled upon exercise of the Invictus Stock Option; and

(ii)

the exercise price per Poda Share will be equal to the product of: (1) the exercise price of the Invictus Stock Option determined immediately before the Effective Time; and (2) the proportion that the fair market value of one Poda Share determined immediately after the Effective Time is of the Aggregate Value;

It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of an Invictus Stock Option for a New Invictus Stock Option and a Poda Stock Option. Therefore, in the event that the aggregate of:

(A)	the New Invictus Stock Option In-The-Money Amount in respect of an Invictus Stock Option; and

(B)	the Poda Stock Option In-The-Money Amount in respect of an Invictus Stock Option exceeds the Old Invictus Stock Option In-The-Money Amount in respect of the Invictus Stock Option, the number of (i) New Invictus Shares which may be acquired on exercise of the New Invictus Stock Option at and after the Effective Time, and (ii) Poda Shares which may be acquired on exercise of the Poda Stock Option at and after the Effective Time, will be adjusted accordingly with effect at and from the Effective Time to ensure that the aggregate of the (i) New Invictus Stock Option In-The-Money Amount in respect of an Invictus Stock Option, and (ii) the Poda Stock Option In-The-Money Amount in respect of an Invictus Stock Option does not exceed the Old Invictus Stock Option-In The Money Amount in respect of the Invictus Stock Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged.

Except as set out in the Plan of Arrangement, the term to expiry, conditions to and manner of exercising, vesting schedule, the status under applicable laws, and all other terms and conditions of the New Invictus Stock Options and Poda Stock Options will otherwise be unchanged from those contained in or otherwise applicable to the related Invictus Stock Option except that:

(A)	all Poda Stock Options issued under the Arrangement shall vest and become exercisable in full on the Effective Date; and

(B)

the holders of Poda Stock Options will not be entitled, on exercise, to receive Poda Shares if such Poda Stock Options are exercised (1) more than one year following the Effective Date of the Arrangement in the event the holder is not eligible to participate in Poda’s stock option plan following the Effective Date; or (2) more than 90 days (or 30 days if the holder was engaged in Investor Relations Activities, as such term is defined in the stock option plan of Poda) following the date on which such holder, following the completion of the Arrangement, ceases to be eligible to participate in Poda's stock option plan; and (3) all Poda Stock Options issued hereunder shall otherwise be governed by and subject to the terms of the Poda's stock option plan).

In accordance with the terms of the Invictus Warrant Certificates, (A) each holder of an Invictus Warrant outstanding immediately prior to the Effective Time shall receive (and such holder shall accept) upon the exercise of such holder's Invictus Warrant, in lieu of each Invictus Share to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the number of New Invictus Shares and Poda Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Invictus Shares to which such holder was theretofore entitled upon exercise of the Invictus Warrants; and (B) such Invictus Warrant shall continue to be governed by and be subject to the terms of the Invictus Warrant Certificates.

Fees and Expenses

Invictus will pay the costs, fees and expenses of the Arrangement.

Effective Date of the Arrangement

If: (1) the Arrangement Resolution is approved by Shareholders; (2) the Final Order of the Court is obtained approving the Arrangement; (3) TSXV approval of the Arrangement is obtained; (4) every requirement of the BCBCA relating to the Arrangement has been complied with; and (5) all other conditions disclosed under "Arrangement Agreement – Conditions to the Arrangement Becoming Effective" are met or waived, the Arrangement will become effective on the Effective Date.

The full particulars of the Arrangement are contained in the Plan of Arrangement attached as Appendix "F" to this Circular.

Notwithstanding receipt of the above approvals, the Board may abandon the Arrangement without further approval from the Shareholders.

Arrangement Agreement

The Arrangement of Invictus, which will be carried out pursuant to the BCBCA, will be effected in accordance with the Arrangement Agreement.

The general description of the Arrangement Agreement which follows is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is available under the company’s profile on SEDAR at www.sedar.com and will also be available for review at the Meeting.

Representations and Warranties

In the Arrangement Agreement, the Companies provide representations and warranties to one another regarding certain customary commercial matters, including corporate, legal and other matters, relating to their respective affairs.

Covenants

In the Arrangement Agreement, each of Invictus and Poda covenants and agrees that it shall take such steps and do all such other acts and things, as may be necessary or desirable in order to give effect to the transactions contemplated by the Arrangement Agreement, subject to shareholder and regulatory approval, and, without limiting the generality of the foregoing, shall:

(a)	apply for and obtain the Interim Order and the Final Order;

(b)

obtain written consents from any persons who are parties to agreements with Invictus or a subsidiary of Invictus where consents to the transactions contemplated by the Arrangement are required under those contracts or agreements;

(c)

ensure that this Circular shall contain appropriate disclosure respecting Invictus or Poda, respectively, and the information and consolidated financial statements related to Invictus or Poda, respectively, contained in the Circular and any related documentation to be distributed in connection with the solicitation of proxies by the management of Invictus in connection with the Meeting shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made and shall comply with applicable securities laws;

(d)	obtain all required certifications and consents of their respective auditors in respect of the respective financial statements to be provided in the Circular; and

(e)

at the closing of the Arrangement have the respective authorized and issued share capital at the closing of the Arrangement, save as contemplated by the Arrangement or as may be altered by the exercise of outstanding convertible securities or consented by Invictus or Poda, as the case may be.

In the Arrangement Agreement, Poda also covenants and agrees that:

(a)

it shall use its commercially reasonable best efforts after the completion of the Arrangement to apply for and obtain a listing of the Poda Shares on the CSE or other stock exchange or quotation system;

(b)

it will at all times while any Poda Stock Options issued pursuant to Section 3.01 of the Plan of Arrangement or Invictus Warrants outstanding immediately prior to the Effective Date remain exercisable keep available, and reserve if necessary, out of its authorized shares, solely for the purpose of issue upon the exercise of any applicable Poda Stock Options and Invictus Warrants, such number of Poda Shares as shall then be issuable upon the exercise of such Poda Stock Options and Invictus Warrants pursuant to Section 3.01 of the Plan of Arrangement; and

(c)	all Poda Shares which shall be so issuable will, upon issuance, be issued as fully paid and non-assessable and free from all liens, charges and encumbrances.

Termination

The Arrangement Agreement will terminate:

(a)	if the Arrangement has not been completed by the close of business on November 30, 2018, at the election of either Invictus or Poda;

(b)

in the event that the conditions to the Arrangement are not satisfied or waived by the parties to whom they are of benefit prior to the Effective Date, or any earlier date contemplated therein, the Arrangement Agreement will terminate and be of no further force or effect on the Effective Date, or such earlier date;

(c)	at any time prior to the Effective Date by unanimous agreement of the parties hereto without further action on the part of their respective shareholders; or

(d)	upon the later of a final determination from the Court or an appeal court which denies the granting of the Final Order.

Conditions to the Arrangement Becoming Effective

The respective obligations of the Companies to complete the transactions contemplated by the Arrangement Agreement are subject to the satisfaction, on or before the Effective Date, of a number of conditions precedent, which may be waived in accordance with the Arrangement Agreement.

The parties' obligations to complete the transactions contemplated in the Arrangement Agreement are subject to satisfaction of the following conditions on or before the Effective Date:

(a)

the Interim Order and Final Order shall have been obtained from the Court on terms acceptable to each of the parties and shall not have been set aside or modified in a manner unacceptable to any of the parties, on appeal or otherwise;

(b)

receipt by Invictus and Poda of all required approvals including approval by Invictus Shareholders of the Arrangement at the Meeting; approval by the respective boards of directors; approval of the TSXV in respect of Invictus and the CSE in respect of Poda to the Arrangement subject only to compliance with the usual conditions of that approval; and approval of the Arrangement by the Court;

(c)

confirmation that the delivery of the Poda Shares and New Invictus Shares to Invictus Shareholders pursuant to the exchanges contemplated by the Arrangement will be exempt from the registration requirements of the U.S. Securities Act and from the registration and prospectus requirements in each of the provinces and territories of Canada in which holders of Invictus Shares are resident;

(d)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement or the Plan of Arrangement;

(e)

none of the consents, orders, regulations or approvals contemplated by the Arrangement Agreement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the parties hereto, acting reasonably;

(f)	the issue of Poda Shares pursuant to the Arrangement will have been approved by all necessary corporate action to permit the Poda Shares to be issued as fully paid and non-assessable;

(g)

no adverse material change shall have occurred in the business, affairs, financial condition or operations of any of the parties which would have a material adverse effect on the business, assets, financial condition or results of operations of any party and any subsidiary, taken as a whole;

(h)

the representations and warranties of each party as set out in the Arrangement Agreement shall be true and correct on and as of the Effective Date as if they were made on and as of such date, except as affected by transactions contemplated or permitted by the said agreement and except for any failures or breaches of representations or warranties which would not have a material adverse effect on the business, assets, financial condition or results of operations of the other party and its subsidiaries, if any, taken as a whole;

(i)	the Arrangement Agreement shall not have been previously terminated; and

(j)	the obligation of each party to complete the Arrangement is subject to the further condition that the covenants of the other party shall have been duly performed.

The obligations of Invictus to complete the transactions contemplated in the Arrangement Agreement are subject to satisfaction of the following conditions on or before the Effective Date:

(a)	the Arrangement shall have been approved and adopted by Shareholders at the Meeting in accordance with the terms of the Interim Order;

(b)

receipt by Invictus of a satisfactory fairness opinion for Invictus and tax advice satisfactory to Invictus, in its sole discretion, respecting the structuring of the Arrangement (which opinion and advice have been received); and

(c)	dissent rights shall not have been exercised prior to the Effective Date by holders of Invictus Shares representing 1% or more of the Invictus Shares outstanding at such time.

The obligations of Poda to complete the transactions contemplated in the Arrangement Agreement are subject to the condition that no adverse material change will have occurred in the business, affairs, financial condition or operations of Invictus prior to the Effective Date.

Amendments

The Arrangement Agreement may, at any time and from time to time before the Effective Date, be amended by written agreement of the parties without, subject to applicable law, further notice to or authorization on the part of their respective shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a)	change the time for performance of any of the obligations or acts of Invictus or Poda;

(b)	waive any inaccuracies or modify any representation contained therein or any document to be delivered pursuant to the Arrangement Agreement;

(c)	change non-material terms;

(d)	waive compliance with or modify any of the covenants therein contained or waive or modify performance of any of the obligations of the parties; and

(e)

amend the terms of Section 3.01 of the Plan of Arrangement and Sections 5.1, 5.2 and 5.3 of the Arrangement Agreement and the sequence of transactions described in the Plan of Arrangement subject to any required approval of the Shareholders, given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

The Plan of Arrangement provides that the Plan of Arrangement may, at any time and from time to time before the Effective Date, be amended by written agreement of the parties without, subject to applicable law, further notice to or authorization on the part of their respective shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a)	change the time for performance of any of the obligations or acts of the parties;

(b)	waive any inaccuracies or modify any representation contained therein or any document to be delivered pursuant thereto;

(c)	change non-material terms;

(d)	waive compliance with or modify any of the covenants therein contained or waive or modify performance of any of the obligations of the parties; and

(e)

amend the terms of Section 3.01 of the Plan of Arrangement and the sequence of transactions described in the Plan of Arrangement, provided that any such amendment that is materially adverse to the interests of any of the Shareholders and is made following the Meeting shall have been approved by the Court and, if required by the Court, communicated to the Shareholders, and will become part of the Arrangement upon completion of all conditions required in such approval of the Court.

Right of Dissent to the Arrangement

As indicated in the notice of the Meeting, any holder of Invictus Shares is entitled to be paid the fair value of his shares in accordance with the BCBCA if such holder dissents to the Arrangement and the Arrangement becomes effective.

A Shareholder is not entitled to dissent with respect to such holder's shares if such holder votes any of those shares in favour of the special resolution authorizing the Arrangement. A brief summary of the provisions of Sections 237 to 247 of the BCBCA is set out below.

A dissenting Shareholder has until 10:00 a.m. (PDT) on the day which is two business days immediately preceding the date of the Meeting to send to Invictus with respect to the special resolution authorizing the Arrangement a written notice of dissent pursuant to Section 242 of the BCBCA. After the special resolution is approved by the Shareholders and if Invictus notifies the dissenting Shareholder of its intention to act upon the special resolution, the dissenting Shareholder is then required within one month after Invictus gives such notice, to send to Invictus a written notice that such holder requires it to purchase all of the shares in respect of which such holder has given notice of dissent, together with the share certificate or certificates representing those shares, whereupon the dissenting Shareholder is bound to sell and Invictus is bound to purchase those shares.

A dissenting Shareholder who has complied with the BCBCA, or Invictus may apply to the Court for an order determining the price of the shares or ordering that the price be determined by arbitration, and the Court may make consequential orders or give directions as the Court considers appropriate. There is no obligation on Invictus to make application to the Court. The dissenting Shareholder will be entitled to receive the fair value that the Invictus Shares held by such holder had immediately before the passing of the special resolution to authorize the Arrangement.

All notices to Invictus of dissent to the Arrangement pursuant to Section 242 of the BCBCA should be addressed to Invictus at its registered office as follows:

DuMoulin Black LLP
Attention: Justin G. Kates
10th Floor, 595 Howe Street
Vancouver, British Columbia
V6C 2T5

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting Shareholder who seeks payment of the fair value of his Invictus Shares. The BCBCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenters' rights. Accordingly, each Shareholder who might desire to exercise the dissenter's rights should carefully consider and comply with the provisions of the Interim Order and Sections 237 to 247 of the BCBCA, the full text of which is set out in Appendix "G" to this Circular, and consult such holder's legal advisor.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

In the opinion of Thorsteinssons LLP, Canadian tax counsel to Invictus, the following summary fairly describes the principal Canadian federal income tax considerations relating to the Arrangement generally applicable to Invictus Shareholders who, for purposes of the Tax Act, (i) hold their Invictus Shares, and will hold their New Invictus Shares and Poda Shares as capital property, (ii) deal at arm’s length with Poda and Invictus, and (iii) are not affiliated with Poda or Invictus.

Invictus Shares, New Invictus Shares and Poda Shares, will generally be considered to be capital property to a holder thereof, unless such securities are held in the course of carrying on a business or were acquired in a transaction considered to be an adventure in the nature of trade. Certain shareholders who are resident in Canada and who might not otherwise be considered to hold their Invictus Shares, New Invictus Shares and Poda Shares as capital property may be entitled to have them treated as capital property by making the irrevocable election provided by subsection 39(4) of Tax Act. Any person contemplating making a subsection 39(4) election should first consult their tax adviser for advice the making of such election will affect the income tax treatment of the person’s disposition of other Canadian securities.

This summary is not applicable to an Invictus Shareholder (i) that is a "financial institution" as defined in the Tax Act the purposes of the mark-to-market rules contained in the Tax Act, (ii) that is a partnership or a trust. (iii) that is "specified financial institution" as defined in the Tax Act, (iv) that is a securityholder an interest in which is a "tax shelter investment" as defined in the Tax Act, or (iv) that has acquired Invictus Shares, or who acquires New Invictus Shares Poda Shares upon the exercise of an employee stock option, or (v) that is a taxpayer whose "functional currency" for purposes of the Tax Act is the currency of a country other than Canada. Such shareholders should consult their own tax advisers.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the "Regulations"), counsel’s understanding of the current administrative practices and policies of the Canada Revenue Agency (the "CRA This summary also takes into account all specific proposals to amend the Tax Act and Regulations (the "Proposed Amendments") announced by the Minister of Finance (Canada) prior to the date hereof, and assumes that all Proposed Amendments will be enacted in their present form. If the Proposed Amendments are not enacted as presently proposed, the tax consequences may not be as described below in all cases. This summary does not take into account or anticipate any other changes in law or administrative or assessing practice, whether by legislative, governmental, or judicial action or decision, nor does it take into account provincial, territorial or foreign income tax considerations, which may from the Canadian federal income tax considerations discussed below.

This summary is of a general nature only, and is not exhaustive of all possible Canadian federal income considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to Invictus Shareholder. Accordingly, Invictus Shareholders should consult their own tax advisers for advice as to income tax consequences to them of the Arrangement in their particular circumstances.

Securityholders Resident in Canada

The following portion of this summary is applicable to an Invictus Shareholder who, at all material times, is or is deemed to be resident in Canada for the purposes of the Tax Act.

(i) Exchange of Invictus Shares for New Invictus Shares and Poda Shares

Invictus has informed counsel that the amount expected to be the fair market value of all Poda Shares when they are distributed is substantially lower than the amount that will be the "paid-up capital", as defined in the Tax Act, of all Invictus Shares immediately before the distribution of Poda Shares. Accordingly, Invictus is not expected to be deemed to have paid a dividend as a result of the distribution of Poda Shares. In the event that the fair market value of all Poda Shares at the time of their distribution were to exceed the paid-up capital of all Invictus shares immediately before that time, Invictus would be deemed to have paid a dividend on the Invictus Shares equal to the amount of the excess, and each holder of Invictus Shares would be deemed to have received a pro rata portion of the dividend, based on the proportion of Invictus Shares held.

Assuming that the fair market value of all Poda Shares at the time of distribution does not exceed the paid-up capital of all Invictus Shares immediately before that time, a Invictus Shareholder whose Invictus Shares are exchanged for New Invictus Shares and Poda Shares will be considered to have disposed of the Invictus Shares for proceeds of disposition equal to the greater of the adjusted cost base to the shareholder of the Invictus Shares immediately before the exchange and the fair market value of the Poda Shares at the time of their distribution. Consequently, the Invictus Shareholder will realize a capital gain to the extent that the fair market value of the Poda Shares received exceeds the adjusted cost base of the shareholder’s Invictus Shares. In the event that the fair market value of all Poda Shares at the time of distribution were to exceed the paid-up capital of all Invictus Shares immediately before the distribution, the proceeds of disposition of the shareholder’s Invictus Shares would be reduced by the amount of the deemed dividend referred to in the previous paragraph that the shareholder is deemed to have received. See "Taxation of Capital Gains and Losses" below for a general description of the treatment of capital gains and losses under the Tax Act.

The cost to an Invictus Shareholder of New Invictus Shares acquired on the exchange will be equal to the amount, if any, by which the adjusted cost base of the shareholder’s Invictus Shares immediately before the exchange exceeds the fair market value, at the time of their distribution, of the Poda Shares received by the shareholder. The cost to an Invictus Shareholder of the Poda Shares acquired on the exchange will be equal to the fair market value of the Poda Shares at the time of their distribution.

(ii) Dissenting Shareholders

An Invictus Shareholder who, as a result of exercising Dissent Rights in respect of the Arrangement, receives a cash payment from Invictus in consideration for the holder’s Invictus Shares will be deemed to receive a taxable dividend equal to the amount by which the amount received (excluding interest) from Invictus exceeds the paid-up capital of the dissenting Invictus Shareholder’s Invictus Shares. In the case of a dissenting Invictus Shareholder that is a corporation, in some circumstances, the amount of such deemed dividend may be treated as proceeds of disposition and not a dividend. See "Taxation of Dividends" below for a general description of the treatment of dividends under the Tax Act. The dissenting Invictus Shareholder will also be deemed to have received proceeds of disposition for the Invictus Shares equal to the amount (excluding interest) received by the dissenting Invictus Shareholder from Invictus less the amount of the deemed dividend referred to above. Consequently the dissenting Invictus Shareholder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition exceed (or are exceeded by) the adjusted cost base of such dissenting Invictus Shareholder’s Invictus Shares. See "Taxation of Capital Gains or Capital Losses" below for a general description of the treatment of capital gains and losses under the Tax Act.

Interest paid or payable to a dissenting Invictus Shareholder will be included in the Dissenting Shareholder’s income.

(iii) Taxation of Dividends

In the case of a shareholder who is an individual, dividends received or deemed to be received on shares of Invictus or Poda will be included in computing the individual’s income and will be subject to gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by Invictus or Poda, as the case may be, as an "eligible dividend" in accordance with the Tax Act.

In the case of a shareholder that is a corporation, dividends received or deemed to be received on shares of Invictus or Poda will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a shareholder that is a corporation as proceeds of a disposition or a capital gain. A "private corporation" (as defined in the Tax Act) or any other corporation controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable under Part IV of the Tax Act to pay a refundable tax of 38⅓% on dividends received or deemed to be received on shares of Invictus or Poda to the extent that such dividends are deductible in computing the corporation’s taxable income.

(iv) Disposition of Shares of Invictus or Poda

The disposition or deemed disposition of shares of Invictus or Poda by a holder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those shares immediately before the disposition. See "Taxation of Capital Gains and Losses" below for a general description of the tax treatment of capital gains and losses under the Tax Act.

(v) Taxation of Capital Gains and Losses

One-half of any capital gain (a "taxable capital gain") realized by a shareholder in a taxation year will be included in the shareholder’s income for the year. One-half of any capital loss (an "allowable capital loss") realized by the shareholder in a year may be deducted against taxable capital gains realized in the year. Any excess of allowable capital losses over taxable capital gains in a taxation year may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years, to the extent and in the circumstances specified in the Tax Act.

A shareholder that is throughout the relevant taxation year a "Canadian controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable on its "aggregate investment income" for the year, which will include taxable capital gains.

The amount of any capital loss arising on the disposition or deemed disposition of any shares by a shareholder that is a corporation may be reduced by the amount of certain dividends received or deemed to have been received by it on such shares to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns such shares or where a trust or partnership of which the corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares.

(vi) Alternative Minimum Tax on Individuals

The Tax Act provides for an alternative minimum tax applicable to individuals (including certain trusts and estates) resident in Canada, which is computed by reference to an adjusted taxable income amount. Eighty percent of capital gains (net of capital losses) and the actual amount of taxable dividends (not including any gross-up) are included in adjusted taxable income. Any additional tax payable by an individual under the minimum tax provisions may be carried forward and applied against certain tax otherwise payable in any of the seven immediately following taxation years; however this carryforward amount will only be creditable in a particular year to the extent that the individual’s tax payable for the year, calculated without reference to the minimum tax provisions, exceeds the tax payable under the minimum tax provisions for the year.

(vii) Eligibility for Investment – Poda Shares

Provided the Poda Shares received by the Invictus Shareholders are listed on a "designated stock exchange" (as defined in the Tax Act and which currently includes the CSE) at the particular time, the Poda Shares will, at such particular time, be "qualified investments" for a trust governed by a registered retirement savings plan ("RRSP"), a registered retirement income fund ("RRIF"), a deferred profit sharing plan, a registered education savings plan ("RESP"), a registered disability savings plan ("RDSP") and a tax-free savings account ("TFSAs") under the Tax Act as of the date of the distribution of the Poda Shares.

Notwithstanding the foregoing, that the Poda Shares may at a particular time be a qualified investment for a TFSA, RRSP, RRIF, RDSP or RESP (a "Registered Plan"), the holder, the subscriber or annuitant of the Registered Plan, as the case may be, will be subject to a penalty tax if such Poda Shares are a "prohibited investment" for the purposes of the Tax Act. The Poda Shares will generally be a "prohibited investment" for a Registered Plan if the holder, subscriber, or annuitant, as the case may be, (a) does not deal at arm’s length with Poda for the purposes of the Tax Act, or (b) has a "significant interest" within the meaning of the Tax Act in Poda. Holders, subscribers and annuitants should consult their own tax advisors with respect to whether the Poda Shares would be a "prohibited investment" as defined in the Tax Act.

Invictus Securityholders Not Resident in Canada

The following portion of this summary is applicable to a Invictus Shareholder who (i) has not been, is not, and will not be resident or deemed to be resident in Canada for purposes of the Tax act, and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, Invictus Shares, New Invictus Shares, or Poda Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere.

(i) Exchange of Invictus Shares for New Invictus Shares and Poda Shares

The discussion above, applicable to Invictus Shareholders resident in Canada under the heading "Exchange of Invictus Shares for New Invictus Shares and Poda Shares" also applies to a Non-Resident Holder. The tax treatment of a capital gain or a capital loss realized by a Non-Resident Holder is described generally below under the heading "Taxation of Capital Gains and Losses".

(ii) Dissenting Non-Resident Shareholders

The discussion above applicable to Canadian resident Invictus Shareholders under the heading "Dissenting Shareholders", also applies to a dissenting Non-Resident Holder of Invictus Shares. The tax treatment of a capital gain or capital loss and a deemed dividend realized by a Non-Resident Holder of Invictus Shares as a consequence of exercising dissent rights to the Arrangement are described generally below under the headings "Taxation of Capital Gains and Losses" and "Taxation of Dividends".

(iii) Taxation of Capital Gains and Capital Losses

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain arising on a disposition or deemed disposition of shares, unless, at the time of disposition, such shares constitute "taxable Canadian property" of the Non-Resident Holder within the meaning of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention.

Generally, a share listed on a designated stock exchange for purposes of the Tax Act (which includes the Exchange) will not be "taxable Canadian property" to a Non-Resident Shareholder unless, at any particular time during the 60-month period immediately preceding the disposition (i) 25% or more of the issued shares of any class or series of the capital stock of the particular corporation were owned by such Non-Resident Shareholder, by persons with whom the Non- Resident Shareholder did not deal at arm’s length, or any combination thereof, and (ii) the shares derived more than 50% of their fair market value directly or indirectly from one or any combination of real property situation in Canada, "timber resource property", "Canadian resource property" (each as defined under the Tax Act), or options in respect of, or interests or rights in any of the foregoing.

Generally, a share of a "private corporation" (as defined in the Tax Act) will not be "taxable Canadian property" to a Non- Resident Shareholder unless, at any particular time during the 60-month period immediately preceding the disposition the shares derived more than 50% of their fair market value directly or indirectly from one or any combination of real property situation in Canada, "timber resource property", "Canadian resource property" (each as defined under the Tax Act), or options in respect of, or interests or rights in any of the foregoing.

A disposition or deemed disposition of shares by a Non-Resident Holder whose shares are taxable Canadian property and who is not entitled to an exemption under an applicable income tax convention, will give rise to a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition, less the reasonable costs of disposition, exceed (or are less than) the adjusted cost of such shares to the Non-Resident Holder at the time of actual or deemed disposition. Generally, one-half of any capital gain realized will be required to be included in income as a taxable capital gain and will be taxed at applicable Canadian tax rates. One-half of any capital loss will be deductible, subject to certain limitations, against certain taxable capital gains in the year of disposition or the three preceding years or any subsequent year in accordance with the detailed provisions of the Tax Act. Non-Resident Holders to whom these rules may be relevant should consult their own tax advisers in this regard.

(iv) Taxation of Dividends

Dividends paid or credited or deemed under the Tax Act to be paid or credited to a Non-Resident Holder on New Invictus Shares or Poda Shares will be subject to Canadian withholding tax at a rate of 25%. This rate may be reduced in the case of a Non-Resident Holder that is entitled to the protection of an applicable income tax convention.

Invictus Warrantholders and Invictus Optionholders

Invictus Warrantholders and Invictus Optionholders should be aware that the exchange of the Invictus Warrants and Invictus Options as described in this Circular and the Plan of Arrangement may have material tax consequences to the Invictus Warrantholder or Invictus Optionholders, as applicable. Such consequences for Invictus Warrantholders and Invictus Optionholders are not described, and such Invictus Warrantholders or Invictus Optionholders should consult with their own tax advisors for advice regarding the income tax consequences to them of the Arrangement.

Canadian Securities Laws and Resale of Securities

The following summary is not comprehensive. Each Shareholder is urged to consult such holder's professional advisers to determine the Canadian conditions and restrictions applicable to trades in the Poda Shares. There may also be restrictions placed on resale of the Poda Shares by the rules and policies of the CSE in the event of any listing of these securities on the CSE. Resale of any securities acquired in connection with the Arrangement may be required to be made through properly registered securities dealers.

Poda will be a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec on completion of the Arrangement, and it is the intention of Poda to apply for listing of the Poda Shares on the CSE following completion of the Arrangement provided that Poda has the Poda Required Working Capital on hand.

The issuance of the Poda Shares to Invictus securityholders pursuant to the Arrangement will constitute a distribution of securities which is exempt from the registration and prospectus requirements of Canadian securities legislation. The Poda Shares received by Shareholders pursuant to the Arrangement may be resold in each of the provinces and territories of Canada provided that (i) the trade is not a "control distribution" as defined in National Instrument 45-102 "Resale of Securities" of the Canadian Securities Administrators, (ii) no unusual effort is made to prepare the market or create a demand for those securities, (iii) no extraordinary commission or consideration is paid in respect of that sale, and (iv) if the selling securityholder is an insider or officer of Poda, the selling securityholder has no reasonable grounds to believe that Poda is in default of securities legislation.

U.S. Securities Laws and Resale of Securities

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED OR EXCHANGED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR SECURITIES AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Invictus is a "foreign private issuer" under the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). Invictus' Shares are not registered under the U.S. Exchange Act and, therefore, Invictus is not subject to the reporting requirements of the U.S. Exchange Act. Upon completion of the Arrangement, Poda is expected to also be a foreign private issuer. The Securities have not been and will not be registered under the U.S. Exchange Act. There is currently no trading market for any of the Securities in the United States and no assurance can be given that any such market will develop.

The issuance of the Securities to Invictus Shareholders in or subject to the securities laws of the United States ("U.S. Securityholders") and the subsequent resale of the Securities held by U.S. Securityholders will be subject to U.S. securities laws, including the U.S. Securities Act and applicable state securities laws. The following discussion is a general overview of certain requirements of U.S. securities laws applicable to U.S. Securityholders. All U.S. Securityholders are urged to consult with legal counsel to ensure that the resale of the Securities issued to them under the Arrangement complies with applicable securities legislation.

The following discussion does not address the Canadian securities laws that will apply to the issue of the Securities or the resale of the Securities by U.S. Securityholders within Canada. U.S. Securityholders reselling their Securities in Canada must comply with Canadian securities laws, as outlined elsewhere in this Circular.

Exemption from the Registration Requirements of the U.S. Securities Act

If the Arrangement is completed, the Securities to be issued pursuant to the Arrangement will be issued pursuant to an exemption from registration under Section 3(a)(10) of the U.S. Securities Act (the "Section 3(a)(10) Exemption") on the basis of the approval of the Court, which will consider, among other things, the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the Securities will be issued have the right to appear. See Conduct of Meeting and Other Approvals. Accordingly, the issuance of the Securities pursuant to the Arrangement will not be registered under the U.S. Securities Act and will be effected in reliance upon the Section 3(a)(10) Exemption. In addition, such Securities have not been and will not be registered under the securities laws of any state of the United States and will be issued only in reliance upon such exemptions as may be available under the securities laws of the applicable states of the United States.

The Section 3(a)(10) Exemption does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to the Section 3(a)(10) Exemption. Therefore, the Section 3(a)(10) Exemption is not available to exempt the issuance of New Invictus Shares upon exercise of the New Invictus Stock Options or the issuance of Poda Shares upon exercise of the Poda Stock Options. The New Invictus Stock Options and the Poda Stock Options may be exercised only pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Prior to the issuance of New Invictus Shares by Invictus or Poda Shares by Poda pursuant to any such exercise, Invictus or Poda, as applicable, may require the delivery of an opinion of counsel or other reasonably satisfactory evidence to the effect that the issuance of such shares does not require registration under the U.S. Securities Act or applicable state securities laws. If required by the U.S. Securities Act, securities issued upon any such exercise may be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act, and may be required to bear legends describing the applicable resale restrictions under the U.S. Securities Act.

Resale of the Securities within the United States after the Completion of the Arrangement

Persons who are not "affiliates" (as defined in Rule 144 under the U.S. Securities Act) of Poda or Invictus within 90 days of the Closing of the Arrangement and will not be "affiliates" of Poda or Invictus after the Arrangement may resell the Securities that they receive in connection with the Arrangement in the United States without restriction under the U.S. Securities Act.

Securities received by a holder who was an affiliate within 90 days of the Closing of the Arrangement of Poda or Invictus, as applicable, or will be an "affiliate" of Poda or Invictus, as applicable, after the Arrangement will be subject to certain restrictions on resale imposed by the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the issuer. In general, under Rule 144, persons who are affiliates of Poda or Invictus after the Arrangement will be entitled to sell in the United States, during any three-month period, a portion of the Securities that they receive in connection with the Arrangement, provided that the number of such Securities sold does not exceed one percent of the then outstanding securities of such class.

Resale of Securities Pursuant to Regulation S

U.S. Securityholders receiving the Securities on completion of the Arrangement may, under the U.S. Securities Act, resell their Securities in an "offshore transaction" in accordance with Regulation S under the U.S. Securities Act provided the conditions imposed by Rule 904 of Regulation S for offshore resales are satisfied. An "offshore transaction" includes a transaction executed using the facilities of the Toronto Stock Exchange or CSE, provided the offer of the securities is not made to a person in the United States and, to the knowledge of the seller or any person acting on the seller's behalf, the transaction has not been pre-arranged with a buyer in the United States.

The conditions imposed by Regulation S will depend on whether the U.S. Securityholder is an "affiliate" of Poda or Invictus, as applicable, upon completion of the Arrangement.

U.S. Securityholders who are not affiliates of Poda or Invictus, as applicable, after completion of the Arrangement will be entitled to resell their Securities pursuant to Rule 904 of Regulation S in transactions that are "offshore transactions" provided neither the U.S. Securityholder nor any person acting on the U.S. Securityholder's behalf engages in "directed selling efforts" in the United States. "Directed selling efforts" means any activity undertaken for the purpose, or that could reasonably be expected to have the effect, of conditioning the market in the United States for any of the securities being offered in the resale transaction.

The offshore resale provisions of Rule 904 of Regulation S are also available to affiliates of Poda and Invictus, upon completion of the Arrangement, provided the U.S. Securityholder is an affiliate of Poda or Invictus solely by virtue of his or her status as an officer or director of Poda or Invictus. These affiliate U.S. Securityholders may sell their Securities by complying with the requirements for offshore resales by non-affiliates, subject to the additional condition that no selling concession, fee or other remuneration is paid in connection with such offer or sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent.

Under Regulation S, certain additional restrictions and qualifications are applicable to holders of the Securities who are affiliates of Poda or Invictus other than by virtue of being its officer and/or director.

Enforcement of Civil Liabilities

The enforcement by investors of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that Invictus and Poda are organized under the laws of a jurisdiction other than the United States, that some or all of their officers and directors are and will be residents of countries other than the United States, that some or all of the experts named in this Circular may be residents of countries other than the United States, and that all or a substantial portion of the assets of Invictus, Poda and such persons are and will be located outside the United States. As a result, it may be difficult or impossible for Shareholders resident in the United States to effect service of process within the United States upon Invictus or Poda, as applicable, their respective officers and directors or the experts named herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the securities laws of the United States. In addition, Shareholders resident in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the securities laws of the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the securities laws of the United States.

Proxy Solicitation Requirements

The solicitation of proxies pursuant to this Circular is not subject to the requirements of section 14(a) of the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Circular are made in the United States in accordance with Canadian corporate laws and Canadian securities law, and this Circular has been prepared solely in accordance with the disclosure requirements of Canadian securities law. Such requirements are different than those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. The financial statements of Poda included herein, the financial statements of Invictus incorporated by reference herein and other financial information included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, are subject to Canadian auditing and auditor independence standards, and may not be comparable in all respects to financial statements of United States companies.

Tax

This Circular does not address any tax considerations of the Arrangement other than certain Canadian federal income tax considerations to Shareholders. Shareholders resident or subject to tax in any jurisdiction outside of Canada ("Foreign Tax Jurisdiction") should be aware that the Arrangement may have tax consequences to such Shareholder in one or more Foreign Tax Jurisdictions. No tax advice or opinion whatsoever is provided in this Circular to Shareholders with respect to tax considerations involving Foreign Tax Jurisdictions. Shareholders that are resident or subject to tax in any Foreign Tax Jurisdiction are urged to consult their own independent tax advisors with respect to the relevant tax implications of the Arrangement and for advice regarding the specific federal, state, local and foreign tax considerations applicable to them, including, without limitation, any associated filing requirements, in such jurisdictions.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON – PODA STOCK OPTION PLAN

As Invictus' stock option plan will not carry forward to Poda, and in contemplation of the Arrangement, if the Arrangement is approved at the Meeting, Shareholders will also be asked to approve the stock option plan (the "Poda Stock Option Plan") to be adopted for Poda at the Meeting if the Arrangement Resolution is approved.

The purpose of the Poda Stock Option Plan is to allow Poda to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of Poda. The granting of such options is intended to align the interests of such persons with that of the shareholders.

Pursuant to the Poda Stock Option Plan, the directors may from time to time authorize the issue of options to directors, officers, employees and consultants of Poda and its subsidiaries or employees of companies providing management or consulting services to Poda or its subsidiaries. The maximum number of Poda Shares which may be issued pursuant to options granted under the Poda Stock Option Plan will be a maximum of 15% of the issued and outstanding Poda Shares at the time of the grant. In addition, the number of Poda Shares which may be reserved for issuance in any 12 month period to any one individual may not exceed 5% of the issued Poda Shares or 2% if the optionee is a consultant, and the number of Poda Shares which may be reserved for issuance in any 12 month period to all optionees engaged in investor relations activities may not exceed 2% in the aggregate of the issued Poda Shares on a yearly basis. Options will be exercisable over periods of up to ten years as determined by the Board of Directors of Poda (the "Poda Board") and are required to have an exercise price no less than the closing market price of Poda Shares prevailing on the day that the option is granted less a discount of up to 25%. The Poda Stock Option Plan permits the directors to specify a vesting schedule in their discretion.

The Poda Stock Option Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder. If the option holder ceases to be an eligible optionee under the Poda Stock Option Plan as a result of early retirement, voluntary resignation, or termination other than for cause, any outstanding options held by such optionee shall be exercisable to acquire vested unissued option shares at any time up to but not after the earlier of: i) the option expiry time; and ii) the date that is 90 days (or 30 days if the optionee was engaged in investor relations activities) after the optionee ceased to be an eligible person under the Poda Stock Option Plan. If the optionee ceases to be an eligible person under the plan as a result of termination for cause, any outstanding options held by such optionee shall be cancelled as of the date of termination.

The full text of the Poda Stock Option Plan is available for viewing up to the date of the Meeting during normal business hours at Poda's office at Suite 300, 15047 Marine Drive, White Rock, British Columbia, V4B 1C5 and will also be available for review at the Meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval of the Poda Stock Option Plan.

At the Meeting, Shareholders will be asked to pass a resolution in the following form:

"RESOLVED that:

1.

subject to completion of the Arrangement and regulatory approval, a stock option plan for Poda Technologies Ltd. ("Poda") be approved pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of Poda and its subsidiaries to a maximum of 15% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of Poda's issued and outstanding shares being reserved to any one person on a yearly basis; and

2.

any director or officer of Poda is hereby authorized and directed, acting for, in the name of and on behalf of Poda, to execute or cause to be executed, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer be necessary or desirable to carry out the intent of the foregoing resolution."

The Board recommends that Shareholders vote IN FAVOUR of the resolution to approve the Poda Stock Option Plan. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, for the approval of the Poda Stock Option Plan

ADDITIONAL INFORMATION

Additional information relating to the Company is under the Company’s profile on SEDAR at www.sedar.com. Shareholders may contact the Company at (647) 828–9655 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative audited consolidated financial statements and MD&A for its most recently completed financial year which are filed under the Company’s profile on SEDAR at www.sedar.com.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

DIRECTORS’ APPROVAL

DATED at Vancouver, British Columbia this 14th day of September, 2018.

APPROVED BY THE BOARD OF DIRECTORS

"Dan Kriznic"
Dan Kriznic
Chief Executive Officer and Director

A–1

APPENDIX "A"

ARRANGEMENT RESOLUTION

BE IT RESOLVED, as a Special Resolution, THAT:

1.

The arrangement, as it may be or has been amended (the "Arrangement") under section 288 of the Business Corporations Act (British Columbia) involving Invictus MD Strategies Corp. ("Invictus"), its securityholders and Poda Technologies Ltd. ("Poda") is hereby authorized, approved and adopted;

2.

The plan of arrangement, as it may be or has been amended (the "Plan of Arrangement"), involving Invictus, its securityholders and Poda, the full text of which is set out in Appendix "F" to the management information circular of Invictus dated September 14, 2018, is hereby authorized, approved and adopted;

3.

The arrangement agreement dated September 10, 2018 (the "Arrangement Agreement") between Invictus and Poda, and all the transactions contemplated therein, the actions of the directors in approving the Arrangement and the actions of the officers in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Invictus or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors are hereby authorized and empowered, without further notice to, or approval of, the shareholders:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; and

(b)	not to proceed with the Arrangement; and

5.

Any one or more of the directors and officers be authorized and directed to perform all such acts, deeds and things and execute all such documents and other writings, as may be may be necessary, desirable or useful for the purpose of giving effect to these resolutions.

B–1

APPENDIX "B"

ADDITIONAL INFORMATION RELATING TO PODA

Unless as otherwise indicated, the following information is provided by Poda, is presented on a post–Arrangement basis and is reflective of the proposed business, financial and share capital position of Poda. Unless otherwise indicated, all currency amounts are stated in Canadian dollars. Defined terms used in this Appendix and not otherwise defined have the meaning ascribed to them in the Circular.

TABLE OF CONTENTS

CORPORATE STRUCTURE	2
DESCRIPTION OF THE BUSINESS OF PODA	2
FINANCING / AVAILABLE FUNDS	3
DIVIDENDS AND OTHER DISTRIBUTIONS	3
MANAGEMENT'S DISCUSSION AND ANALYSIS	3
DESCRIPTION OF THE SECURITIES	4
CONSOLIDATED CAPITALIZATION	4
OPTIONS TO PURCHASE SECURITIES	4
PRIOR SALES	5
ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER	5
PRINCIPAL SECURITYHOLDERS	5
DIRECTORS AND OFFICERS	5
CONFLICTS OF INTEREST	8
EXECUTIVE COMPENSATION	8
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS	9
AGENT, SPONSOR OR ADVISOR	9
RISK FACTORS	12
PROMOTER	14
LEGAL PROCEEDINGS	14
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	14
INVESTOR RELATIONS ARRANGEMENTS	15
MATERIAL CONTRACTS	15
AUDITORS, TRANSFER AGENT AND REGISTRAR	15
EXPERTS	15
OTHER MATERIAL FACTS	16
EXEMPTIONS	16
FINANCIAL STATEMENT DISCLOSURE	16

B–2

CORPORATE STRUCTURE

Poda was incorporated under the BCBCA on January 26, 2015 under the name "Edison Vape Co. Ltd." and changed its name to "Poda Technologies Ltd." on May 19, 2016. Poda is currently a private company and a wholly–owned subsidiary of Invictus. Poda's head office is located at Suite 300, 15047 Marine Drive, White Rock, British Columbia, V4B 1C5 and its registered and records office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5. Poda does not currently have a website.

Poda has no subsidiaries.

DESCRIPTION OF THE BUSINESS OF PODA

History

Poda was founded in January 2015 by Ryan Selby and Ryan Karkairan (the "Inventors") with the goal of developing a revolutionary vaporization device. Vaporizers or vapor pen products can be loosely defined as any portable device that allows for the vaporization of organic materials, substances extracted from organic materials, other synthetic materials, or combinations of such materials. They appeal to customers because, though there is some concern about additives, extraction methods and pesticides, vaporizers are largely perceived as a healthy alternative to smoking. Beyond that, vaporization products are also considered a discreet, odorless, convenient and economical alternative.

On January 26, 2015, Invictus acquired 40% of the then–outstanding Poda Shares from the Inventors and an option to acquire the remaining 60% of outstanding Poda Shares. Invictus subsequently exercised its option to acquire the remaining 60% of outstanding Poda Shares from the Inventors by entering into a share purchase agreement effective October 31, 2015 pursuant to which, among other things, the Investors were issued an aggregate of 346,667 Invictus Shares of which 166,667 Invictus Shares remain subject to escrow and may not be released until Poda has earned an aggregate of $2.5 million in gross revenues (as to 100,000 Invictus Shares) and an aggregate of $12.5 million in gross revenues (as to the remaining 66,667 Invictus Shares), respectively. Poda also entered into a royalty agreement with the Inventors, whereby the Inventors will receive a royalty in perpetuity equal to 3% of gross sales once Poda achieves cumulative gross revenues in the amount of $500,000.

Business of Poda

Poda has developed a proprietary vaporizer system that offers customers a zero–cleaning, easy–to–use, pre–filled cartridge system for vaporizing dry herbal material and tobacco, as well as extracts and concentrates. Poda has applied for patent protection for pre–filled single–use pods designed to work with the Poda vaporizer device. This innovative technology can be used to vaporize almost any vaporizable substance, including cannabis, tobacco, e–liquids, concentrates, coffee and more. The Poda technology stands apart from previous generations of vaporizers, most of which require cleaning and can only be used effectively for one type of substance.

Poda vaporizers utilize pre–filled pods which provide consumers with economical convenience and consistent performance. Poda's long–term goal is to develop a product selection that will enable consumers to choose Poda pods in a wide range of substances from a variety of quality brands. From vaping a coffee pod in the morning, a tobacco pod in the afternoon, to a cannabis pod in the evening, the Poda system is intended to be "plug–and–play" by simply popping a pod into the device to start vaporizing. When one pod is finished, another one can be immediately loaded into the device without any cleaning or other preparation necessary.

Other pod–based vaporizers currently on the market still require cleaning and do not use biodegradable pods, meaning that each pod is either difficult to recycle or becomes trash in a landfill. Poda pods will be available in completely biodegradable options.

B–3

Poda devices and pods have been designed using industry–leading technology and medical–grade components. Poda plans to launch a number of device models across a variety of price points. Some devices will have the ability to connect to users' smartphones wirelessly, providing granular control of temperature and a wealth of pod–specific information. Different substances, such as cannabis and tobacco, can demand different temperatures to achieve desirable vapor for inhalation. Poda smart devices will detect the appropriate settings for each pod and automatically adjust the temperature to achieve optimal vaping. Alternatively, consumers could design their own temperature profiles and customize a range of other operational parameters. Poda anticipates that devices with smartphone–enabled technology will be released in early 2019 after the initial Poda devices (without smartphone connectivity) enter the market.

All research and development of the devices is conducted in–house. It is estimated that Poda will launch sales of its devices in the next 6 months. To bring the device to market, Poda estimates that it will likely expend a further approximately $1,000,000 in order to launch.

FINANCING / AVAILABLE FUNDS

Poda has not undertaken any financings and does not have any funds as at the date of this Circular, other than the 500,000 to be received from Invictus. See "Particulars of Other Matters to be Acted Upon – The Arrangement – Poda Working Capital– Source of Funds" for information regarding the expected funding of Poda.

Invictus will bear all the costs of the Arrangement, including costs associated with the incorporation of Poda and the preparation of the financial statements of Poda for this Circular.

It is expected that only the Poda Minimum Working Capital will be funded prior to completion of the Arrangement. Poda anticipates that it will use the Poda Minimum Working Capital to pay for its administrative expenses and expenses incurred in connection with obtaining a listing of the Poda Shares on the CSE and other minimum working capital requirements.

The estimated Poda Required Working Capital is comprised of the following estimated funding requirements:

Maximum
To pay estimated administrative expenses for 12 months	$375,000
To pay for regulatory and filing fees	$50,000
Unallocated working capital	$75,000
TOTAL:	$500,000

However, there may be circumstances where, for sound business reasons, a re–allocation of funds may be necessary.

DIVIDENDS AND OTHER DISTRIBUTIONS

Poda has not paid dividends since its incorporation. Poda anticipates that it will retain all available funds, if any, for use in its business and does not anticipate paying any dividends for the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis of Poda for the fiscal years ended January 31, 2017 and January 31, 2018 and for the periods ended April 30, 2017 and 2018 are attached as Appendix "J" to the Circular. The attached Management's Discussion and Analysis should be read in conjunction with the Poda Annual Financial Statements and Poda Interim Financial Statements together with the notes thereto, which are attached as Appendix "C–1" and Appendix "C–2" to the Circular.

B–4

DESCRIPTION OF THE SECURITIES

Currently, the authorized capital of Poda consists of an unlimited number of Class A Common shares ("Poda Shares"), of which 100,000 Poda Shares are issued and outstanding and held by Invictus.

On completion of the Arrangement, it is anticipated that there will be 96,623,857 Poda Shares outstanding (which assumes that no Invictus Options or Invictus Warrants are exercised prior to the Effective Date and no Invictus Shares are issued from treasury prior to the Effective Date). Invictus Shareholders will own all of the outstanding Poda Shares on completion of the Arrangement, except any Poda Shares attributable to Invictus Shares held by Dissenting Shareholders who are ultimately to be paid fair value for their dissenting Invictus Shares, which shares will be retained by Invictus and dealt with as determined by the board of directors of Invictus in its discretion pursuant to the Plan of Arrangement. However, if a Poda equity financing ("Poda Financing") is completed following the completion of the Arrangement additional Poda Shares will be issued to investors and may be issued to underwriters and other agents as a finders' fee or commission, which will increase the number of Poda Shares outstanding and will be dilutive to Shareholders' holdings in Poda. In addition, warrants or other securities that entitle the holder to purchase Poda Shares may be issued in connection with a Poda Financing and, if exercised, such convertible securities would further dilute Shareholders' holdings in Poda.

There are no outstanding convertible, exercisable or exchangeable securities of Poda. The directors of Poda do not intend to grant any incentive stock options prior to completion of the Arrangement.

Holders of Poda Shares ("Poda Shareholders") are entitled to one vote per share at all meetings of shareholders, to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of Poda available for distribution to Poda Shareholders in the event of liquidation, dissolution or winding–up of Poda. All rank pari passu, each with the other, as to all benefits which might accrue to the holders of common shares.

CONSOLIDATED CAPITALIZATION

The following table and the notes thereto set forth the share and loan capital of Poda as at the dates specified therein.

Designation of Security	Amount Outstanding as of January 31, 2018	Amount outstanding assuming completion of the Arrangement
Poda Shares	100,000 common shares	96,623,857 (1)(2)(3)
Poda Stock Options	9,498,000	9,498,000
Poda shares issuable upon exercise of Invictus Warrants	Nil	4,365,595
Convertible Debt	Nil	Nil
Long term debt	$973,279	$973,279

(1)	This figure assumes that no securities are issued from treasury by Invictus prior to the Effective Date.
(2)	If all existing Invictus Options are exercised prior to the Effective Date, this number would increase to 106,121,857.
(3)

If a Poda Financing is completed following the completion of the Arrangement, additional Poda Shares will be issued to investors and may be issued to underwriters and other agents as a finders' fee or commission, which will increase the number of Poda Shares outstanding and will be dilutive to Shareholders' holdings in Poda. In addition, warrants or other securities that entitle the holder to purchase Poda Shares may be issued in connection with a Poda Financing and, if exercised, such convertible securities would further dilute Shareholders' holdings in Poda.

OPTIONS TO PURCHASE SECURITIES

Pursuant to the Arrangement, each Invictus Stock Option outstanding immediately prior to the Effective Date will be exchanged for a New Invictus Stock Option and a Poda Stock Option. Upon the completion of the Arrangement, assuming no Invictus convertible securities are exercised, approximately 9,498,000 Poda Stock Options will be issued and outstanding. The following table sets forth information with respect to the outstanding Poda Stock Options that have been issued to directors and officers of Poda, each as a group:

B–5

Convertible Securityholder, as a Group	Number of Poda Stock Options
Directors	Nil
Executive Officers	300,000[1]

1  Poda Stock Options held by Dylan Easterbrook.

PRIOR SALES

No common shares of the Poda were issued or sold in the 12 months period before the date of this disclosure.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER

As at the date of this Circular, no Poda Shares are held in escrow or are subject to a contractual restriction on transfer.

There is currently no market through which the Poda Shares may be sold and, unless the Poda Shares are listed on a stock exchange and a sufficient trading market for the Poda Shares develops, shareholders may not be able to resell the Poda Shares. There is no assurance that the Poda Shares will be listed on a stock exchange or that such a trading market will develop.

PRINCIPAL SECURITYHOLDERS

To the knowledge of the directors and senior officers of Poda, no person, upon completion of the Arrangement, will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of voting rights attached to each class of the then outstanding voting securities of Poda except as set out in the table below, which assumes that the shareholding of each individual as at the date of this Circular will not change prior to completion of the Arrangement and that 96,623,857 Poda Shares will be outstanding upon completion of the Arrangement (see "Consolidated Capitalization" above).

Name	No. of Shares Owned, Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Poda Shares
Trevor Dixon	10,000,000	10.395%

DIRECTORS AND OFFICERS

The Poda Board consists of:

  Ryan Selby;
  Ryan Karkairan; and
  Russell Henderson.

The officers of Poda are:

  Ryan Selby, President and Chief Executive Officer;
  Ryan Karkairan, Chief Research Officer; and
  Dylan Easterbrook, Chief Financial Officer and Secretary.

B–6

Each of the following directors and officers was appointed on September 10, 2018. The directors of Poda are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.

Name, Position and Municipality of Residence	Principal Occupation for the Past Five Years(1)	Education	Poda Shares Owned, or Controlled or Directed, Directly or Indirectly, Upon Completion of the Arrangement(2)	Percentage (3)
Ryan Selby President, CEO and Director Vancouver, BC	CEO of Poda (2015–Present) Managing Director of Emerald Innovation Ltd. (2006–Present) Director and President of Camerico Giftwares Inc. (2001–2017)	Bachelor degree in Commerce from the University of Victoria	280,945	0.0029%
Dylan Easterbrook CFO and Corporate Secretary Vancouver, BC	CFO and Corporate Secretary of Invictus (2017–Present)	Chartered Public Accountant (CPA, CA) Bachelor of Science in Life Sciences from the University of British Columbia	0	0%
Ryan Karkairan Chief Research Officer and Director Vancouver, Canada	Chief Research Officer of Poda (2015–Present) Sales Manager of Camerico Giftwares Inc. (2010–2014)	Bachelor of Arts from the University of Victoria	154,706	0.0016%
Russell Henderson Director Vancouver, BC	VP Corporate Development of High Standard Capital Corp. (2018–Present) Vice President of MNP LLP Corporate Finance (2016–2017) Associate at Ernst & Young Orenda Corporate Finance Inc. (201–2016)	Chartered Public Accountant (CPA, CA) Bachelor of Management and Organizational Studies, Specialization in Finance and Administration from the University of Western Ontario	0	0%

(1)	Each organization identified in this column is still carrying on business.
(2)	Assumes that the shareholding of each individual as at the date of this Circular will not change prior to completion of the Arrangement.
(3)	Assumes that 96,623,857 Poda Shares will be outstanding upon completion of the Arrangement (see "Consolidated Capitalization" above).

Based on the assumptions set out above, it is expected the directors and executive officers as a group, will upon completion of the Arrangement beneficially own, directly or indirectly, or exercise control or direction over an aggregate of approximately 435,651 Poda Shares representing approximately 0.0045% of the issued Poda Shares.

B–7

Two of the directors and executive officers will work full time for Poda. Ryan Selby and Ryan Karkairan intend to devote 100% of their professional time to the affairs of Poda. Russell Henderson and Dylan Easterbrook intend to devote 25% and 35%, respectively, of their professional time to the affairs of Poda. It is expected that, prior to the completion of the Arrangement, less than 50% of each individual’s time is expected to be devoted to Poda.

The following table sets out the experience of each director and executive officer as a director or officer of reporting issuers in the five years preceding the date of this Circular:

Name of Director or Executive Officer	Name and Jurisdiction of Other Reporting Issuer(1)	Name of Trading Market	Position	From	To
Ryan Selby President, CEO & Director	N/A	N/A	N/A	N/A	N/A
Ryan Karkairan Chief Research Officer	N/A	N/A	N/A	N/A	N/A
Russell Henderson Director	N/A	N/A	N/A	N/A	N/A
Dylan Easterbrook CFO and Corporate Secretary	Invictus (2017–Present)	TSXV	CFO and Corporate Secretary	November 2017	Present

(1) The reporting issuer’s jurisdiction is British Columbia unless otherwise noted.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions or Individual Bankruptcies

None of the directors or executive officers of Poda:

(a)

is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including Poda) that:

(i)

was the subject, while the director or executive officer was acting in that capacity as a director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an "order"); or

(ii)

was subject to an order that was issued after the director or executive officer ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)

is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including Poda) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

B–8

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

The directors of Poda are required by law to act honestly and in good faith with a view to the best interests of Poda and to disclose any interests, which they may have in any project or opportunity of Poda. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.

To the best of Poda's knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest among Poda, its promoters, directors and officers or other members of management of Poda or of any proposed promoter, director, officer or other member of management as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to Poda and their duties as a director or officer of such other companies.

EXECUTIVE COMPENSATION

Poda has not awarded or paid, and no Named Executive Officer of Poda has earned or received, compensation of any kind. Poda does not currently have a compensatory plan, strategy or arrangement in respect of compensation. Poda’s NEOs have not received any benefits or perquisites.

Long Term Incentive Plan

Poda does not have any long–term incentive plan.

Option–Based Awards Grants

Poda may grant stock options under the Poda Stock Option Plan following the completion of the Arrangement. See "Particulars of Other Matters to Be Acted Upon – Poda Stock Option Plan" in the Circular, which Shareholders will be asked to approve at the Meeting.

Aggregate Options Exercised and Option Values

No stock options have been granted by Poda.

Plans and Employment Agreements

Poda has no defined benefit or actuarial plans. Poda does not have a pension plan. Poda has no employment contracts. Poda does not have a contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of Poda or its subsidiaries, or a change in responsibilities of the NEO following a change in control.

B–9

Compensation of Directors

Poda has no arrangements, standard or otherwise, pursuant to which directors are compensated by Poda for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Circular.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Since its incorporation and as of the date of this Circular, no director, officer or employee, or former director, officer or employee, of Poda, or any associate or affiliate of any such director, officer or employee, has been indebted to Poda, and Poda has not provided any guarantee, support agreement, letter of credit or other similar arrangement or understanding.

AGENT, SPONSOR OR ADVISOR

No agent, sponsor or advisor has been retained by Poda.

AUDIT COMMITTEE AND CORPORATE GOVERNANCE

The Audit Committee of Poda will oversee the accounting and financial reporting processes of Poda and its subsidiaries and all audits and external reviews of the financial statements of Poda on behalf of the Poda Board, and will have general responsibility for oversight of internal controls, accounting and auditing activities of Poda and its subsidiaries. All auditing services and non–audit services to be provided to by Poda's auditors will be pre–approved by the Audit Committee. The Audit Committee will be responsible for examining all financial information, including annual and quarterly financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee will also oversee the annual audit process, quarterly review engagements, Poda's internal accounting controls, any complaints and concerns regarding accounting, internal controls or auditing matters and the resolution of issues identified by Poda's external auditors. The Audit Committee will recommend to the Poda Board the firm of independent auditors to be nominated for appointment by Poda's shareholders and the compensation of the auditors. The Audit Committee is expected to meet a minimum of four times per year. It is expected that Poda will continue to use Invictus' Audit Committee Charter, a copy of which is attached as Appendix I to this Circular.

B–10

Composition of Audit Committee

The following are the current members of the Audit Committee, as of the date of this Circular:

Member Name	Independent (1)	Financially Literate (2)	Education and experience relevant to performance of audit committee duties
Russell Henderson (Chair)	Yes	Yes

Mr. Henderson is the Chair of the Audit Committee. He is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Management and Organizational Studies specializing in Finance and Administration from the University of Western Ontario. Mr. Henderson is an experienced corporate finance and strategy professional. He has advised both private and public clients over the past five years on mergers, acquisitions, divestitures and financing transactions with enterprise values in the hundreds of millions of dollars, most recently with MNP Corporate Finance and Ernst & Young Orenda Corporate Finance Inc Prior to working in mergers & acquisitions, Mr. Henderson spent three years working in the assurance practice of Ernst & Young LLP.

 Mr. Henderson has worked with clients in a broad range of industries in Canada, the United States and the United Kingdom.

Ryan Selby	No	Yes

Mr. Selby studied basic accounting and finance during his Commerce degree from UVIC, which provided him with general financial literacy, a basic understanding of accounting principles, and an ability to read and comprehend financial statements. During his time with Emerald Innovations Ltd., Camerico Giftwares Inc., and Poda Technologies Ltd., he has been directly involved with the daily bookkeeping requirements of the companies, and has worked closely with accounting professionals for the preparation of annual financial statements and tax filings.

Ryan Karkairan	No	Yes	Mr. Karkairan possesses an understanding of accounting principles and financial statements from experience gained during his time with Camerico Giftwares Inc. and Poda Technologies Ltd.

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship Poda, which could, in the view of the Poda Board, reasonably interfere with the exercise of a member’s independent judgment.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Poda's financial statements.

Audit Committee Oversight

At no time since the commencement of Poda’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Poda Board.

Reliance on Certain Exemptions

At no time since the commencement of Poda’s most recently completed financial year has Poda relied on the exemption in Section 2.4 of NI 52–110 (De Minimis Non–audit Services), or an exemption from NI 52–110, in whole or in part, granted under Part 8 of NI 52–110.

B–11

Pre–Approval Policies and Procedures

The Audit Committee is authorized by the Poda Board to review the performance of Poda’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by Poda.

The Audit Committee is authorized to approve in writing any non–audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non–audit or additional work and the reasons for such non–audit work for the Committee’s consideration, and if thought fit, approval in writing.

External Auditor Service Fees

For fees billed by Invictus' external auditors in each of the last two financial years for audit and non–audit related services provided to Invictus, please see "Audit Committee – External Auditors Service Fees (By Category)" in the Circular.

Corporate Governance

General

The Poda Board believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58–201 – Corporate Governance Guidelines provides non–prescriptive guidelines on corporate governance practices for reporting issuers such as Poda. In addition, National Instrument 58–101 – Disclosure of Corporate Governance Practices ("NI 58–101") prescribes certain disclosure by Poda of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Poda Board intends to facilitate its exercise of independent supervision over Poda’s management through frequent meetings of the Poda Board.

The Poda Board is comprised of three (3) directors, of whom Russell Henderson is independent for the purposes of NI 58– 101. Ryan Selby and Ryan Karkairan are not independent since they serves as officers of Poda.

Orientation and Continuing Education

New Poda Board members will receive an orientation package, which includes reports on operations and results, and public disclosure filings by Poda. Poda Board meetings will at times be held at Poda’s office and, from time to time, are combined with presentations by Poda’s management to give the directors additional insight into Poda’s business. In addition, management of Poda makes itself available for discussion with all Poda Board members.

Ethical Business Conduct

The Poda Board has fiduciary duties placed on individual directors by Poda’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Poda Board in which the director has an interest have been sufficient to ensure that the Poda Board operates independently of management and in the best interests of Poda.

Nomination of Directors

The Poda Board plans to consider its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Poda Board’s duties effectively and to maintain a diversity of view and experience.

B–12

The Poda Board does not have a nominating committee, and these functions will be performed by the Poda Board as a whole. However, if there is a change in the number of directors required by Poda, this policy will be reviewed.

Compensation Governance

Poda does not have a separate compensation committee, so the entire Poda Board will be responsible for, among other things, evaluating the performance of Poda’s executive officers, determining or making recommendations with respect to the compensation of Poda’s executive officers, making recommendations with respect to director compensation, incentive compensation plans and equity–based plans, making recommendations with respect to the compensation policy for the employees of Poda or its subsidiaries and ensuring that Poda’s is in compliance with all legal requirements with respect to compensation disclosure. In performing its duties, the Poda Board has the authority to engage such advisors, including executive compensation consultants, as it considers necessary.

The Poda Board is currently comprised of Ryan Selby, Ryan Karkairan and Russell Henderson. Russell Henderson is an independent director within the meaning set out in NI 58–101. Ryan Selby and Ryan Karkairan are not independent as they serve as officers of Poda. All members of the Board are experienced participants in business or finance, and have sat on the board of directors of other companies, charities or business associations, in addition to the Poda Board.

The Poda Board does not have a pre–determined compensation plan. Poda anticipates that it will not engage in benchmarking practices and the process for determining executive compensation will be at the discretion of the Poda Board.

The Poda Board has not engaged the services of independent compensation consultants to assist it by making recommendations to the Poda Board with respect to director and executive officer compensation.

Other Board Committees

The Poda Board has no committees, other than the Audit Committee. After completion of the Arrangement, the Poda Board may create such management committees as it deems necessary and shall appoint the respective members of each committee in the ordinary course.

Assessments

Due to the minimal size of the Poda Board, no formal policy has been established to monitor the effectiveness of the directors.

RISK FACTORS

In addition to the other information contained in this Circular, there are a number of factors that could negatively affect Poda's business and the value of the Poda Shares. These risk factors are not a definitive list of all risk factors associated with Poda and other factors may arise in the future that are currently not foreseen by management of Poda that may present additional risks in the future. The following factors should be considered carefully when considering risk related to Poda's proposed business:

Possible Non–Completion of Funding of Poda; Financing Risks

If Invictus and Poda receive all required approvals for the completion of the Arrangement the directors of Invictus and Poda may proceed with the Arrangement notwithstanding that the Poda Required Working Capital will likely not be funded or arranged to be funded prior to completion of the Arrangement. Poda's working capital on completion of the Arrangement may only be the Poda Minimum Working Capital, and there is no assurance that a Poda Financing will be completed or that the Poda Required Working Capital will otherwise be funded, or that Poda will be able to raise any additional funds at all. If the Poda Required Working Capital is not funded prior to completion of the Arrangement, and Poda is not able to obtain funding after the completion of the Arrangement, the Poda Shares will not be listed for trading on any stock exchange.

B–13

Even if the Poda Required Working Capital is funded, additional funding will be required to launch sales of its vaporization devices and to conduct other operations of Poda. The only sources of future funds presently available to Poda are the Poda Minimum Working Capital. There is no assurance that any such funds will be available. Failure to obtain additional financing on a timely basis could cause Poda to reduce or terminate its operations.

Nature of the Securities and No Assurance of any Listing

Poda Shares are not currently listed on any stock exchange and there is no assurance that the shares will be listed. Even if a listing is obtained, the holding of Poda Shares will involve a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Poda Shares should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in securities of Poda should not constitute a major portion of an investor's portfolio.

Possible Non–Completion of Arrangement

There is no assurance that the Arrangement will receive regulatory, court or shareholder approval or will complete. If the Arrangement does not complete, Poda will remain a private company and wholly–owned subsidiary of Invictus. If the Arrangement does complete, Poda Shareholders (which will consist of Invictus Shareholders who receive Poda Shares) will be subject to the risk factors described below.

Limited Operating History

Poda was incorporated on January 26, 2015 and has a limited operating history.

Dependence on Management

Poda is very dependent upon the personal efforts and commitment of its existing directors and officers. If one or more of Poda's directors or executive officers become unavailable for any reason, a severe disruption to the business and operations of Poda could result, and Poda may not be able to replace them readily, if at all.

Conflicts of Interest

The directors and officers of Poda are, and may continue to be, involved in the vaporization industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of Poda, including Invictus. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of Poda. Directors and officers of Poda with conflicts of interest will be subject to the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

No History of Earnings

Poda has no history of earnings or of a return on investment, and there is no assurance that any business that Poda may develop, acquire or undertake will generate earnings, operate profitably or provide a return on investment in the future. Poda has no plans to pay dividends. The future dividend policy of Poda will be determined by the Poda Board.

Competition

The vaporization industry is highly competitive. Poda will compete with other domestic and international vaporization companies that have greater financial and human resources.

B–14

Dilution

Issuances of additional securities including, but not limited to, issuances of common shares or convertible securities of Poda pursuant to a Poda Financing or otherwise or issuance of convertible debentures or similar securities, will result in a substantial dilution of the equity interests of any persons who may become Poda Shareholders as a result of or subsequent to the Arrangement.

Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, Poda faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. Previously unknown adverse reactions resulting from human consumption of products sold or marketed by Poda, alone or in combination with other medications or substances, could occur. A product liability claim or regulatory action against Poda could result in increased costs, could adversely affect Poda's reputation with its clients and consumers generally, and could have a material adverse effect on the business, results of operations, financial condition or prospects of Poda. There can be no assurances that Poda will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms or at all. The inability to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of Poda's potential products or otherwise have a material adverse effect on the business, results of operations, financial condition or prospects of Poda.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. Such recalls can cause unexpected expenses, legal proceedings and the loss of a significant amount of sales. In addition, a product recall may require significant management attention, and the reputation of the recalled product’s brand and Poda could be harmed. Additionally, product recalls can lead to increased scrutiny of operations by applicable regulatory agencies, requiring further management attention and potential legal fees and other expenses

PROMOTER

Invictus took the initiative in Poda's organization and, accordingly, may be considered to be the promoter of Poda within the meaning of applicable securities legislation. Invictus will not, at the closing of the Arrangement, beneficially own, or control or direct, directly or indirectly, any Poda Shares.

During the period from incorporation to and including the closing of the Arrangement, the only material thing of value which Invictus has or will receive from Poda is the Poda Shares to be issued to Invictus, which Poda Shares will be distributed to the Shareholders in the Arrangement.

LEGAL PROCEEDINGS

Poda is not a party to any material legal proceedings and Poda is not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or greater than 10% shareholder of Poda and no associate or affiliate of the foregoing persons has or had any material interest, direct or indirect, in any transaction in the preceding three years or in any proposed transaction which in either such case has materially affected or will materially affect Poda save as described herein.

B–15

INVESTOR RELATIONS ARRANGEMENTS

No written or oral agreement or understanding has been reached between Poda and any person to provide any promotional or investor relations services for Poda.

MATERIAL CONTRACTS

Since incorporation, the only material contracts entered into by Poda, other than contracts entered into in the ordinary course of business, are as follows:

1.	Initial Share Purchase Agreement dated January 26, 2015 between Invictus and Edison Vape Co. Ltd. and Ryan Selby and Ryan Karkairan;

2.	Royalties Agreement dated April 19, 2015 between Edison Vape Co. Ltd. and Ryan Selby and Ryan Karkairan;

3.	Share Purchase Agreement dated October 31, 2015 between Invictus and Edison Vape Co. Ltd. and Ryan Selby and Ryan Karkairan; and

4.	Arrangement Agreement dated September 10, 2018 between Invictus and Poda.

A copy of any material contract or report may be inspected at any time up to the commencement of the Meeting during normal business hours at Suite 300, 15047 Marine Drive, White Rock, British Columbia, V4B 1C5.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Poda are Manning Elliott LLP, Chartered Accountants.

The Registrar and Transfer Agent for the Poda Shares is expected to be Computershare Investor Services Inc. at its principal offices at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

EXPERTS

The following persons or companies whose profession or business gives authority to a statement made by the person or company are named in this Circular as having prepared or certified a part of that document, report, valuation, statement or opinion described in the Circular:

1.	The audited financial statements of Poda attached as an Appendix to this Circular have been subject to audit by Manning Elliott LLP, Chartered Accountants;

2.	Thorsteinssons LLP prepared the opinion as set forth in the portion of the Circular entitled "Canadian Federal Income Tax Considerations"; and

3.	Evans & Evans Inc. prepared the Fairness Opinion.

Based on information provided by the relevant persons, none of the aforementioned persons nor any directors, officers, employees or partners, as applicable, of each of the aforementioned companies and partnerships, has received or will receive as a result of the Arrangement a direct or indirect interest in a property of Poda or any associate or affiliate of Poda, nor is currently expected to be elected, appointed or employed as a director, officer or employee of Poda or any associate or affiliate of Poda.

Manning Elliott LLP has advised that they are independent with respect to Poda and Invictus within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

B–16

OTHER MATERIAL FACTS

There are no other material facts relating to Poda, on a current or pro–forma basis, and not disclosed elsewhere in this Circular.

EXEMPTIONS

No exemption from a securities regulator or securities regulatory authority has been received by Poda.

FINANCIAL STATEMENT DISCLOSURE

The Poda Annual Financial Statements are attached to this Circular as Appendix "C–1" and the Poda Interim Financial Statements are attached to this Circular as Appendix "C–2".

C1-1

APPENDIX "C-1"

PODA ANNUAL FINANCIAL STATEMENTS

(See Attached)

PODA TECHNOLOGIES LTD.

FINANCIAL STATEMENTS

January 31, 2018 and 2017

(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Poda Technologies Ltd.

We have audited the accompanying financial statements of Poda Technologies Ltd. which comprise the statements of financial position as at January 31, 2018 and 2017, the statements of comprehensive loss, changes in shareholders’ deficiency and cash flows for the years ended January 31, 2018, 2017 and 2016, and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Poda Technologies Ltd. as at January 31, 2018 and 2017, and its financial performance and its cash flows for the years ended January 31, 2018, 2017 and 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicates the existence of a material uncertainty that may cast significant doubt on the ability of Poda Technologies Ltd. to continue as a going concern.

CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, British Columbia
September 12, 2018

PODA TECHNOLOGIES LTD.

STATEMENTS OF FINANCIAL POSITION

AS AT JANUARY 31, 2018 AND 2017

(Expressed in Canadian Dollars)

	2018	2017
	$	$
ASSETS
Current
Cash	19,582	2,580
GST and taxes recoverable	4,462	7,391
Prepaid expenses and deposits	13,494	13,494
	37,538	23,465
Intangible assets (Note 5)	837,044	449,673
	874,582	473,138

LIABILITIES
Current
Accounts payable (Note 6)	-	18,896
Due to related parties (Note 6)	973,179	522,727
	973,179	541,623

SHAREHOLDERS’ DEFICIENCY
Share capital (Note 7)	160	160
Deficit	(98,757)	(68,645)
	(98,597)	(68,485)
	874,582	473,138

NATURE AND CONTINUANCE OF OPERATIONS (Note 1)
SUBSEQUENT EVENT (Note 11)

Approved and authorized for issuance on behalf of the Board on September 12, 2018:

/s/ Dan Kriznic	Director

/s/ Russell Henderson	Director

The accompanying notes are an integral part of these financial statements.

PODA TECHNOLOGIES LTD.

STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED JANUARY 31, 2018 AND 2017 AND 2016

(Expressed in Canadian Dollars)

	2018	2017	2016

EXPENSES	$	$	$
Advertising and promotion	-	11,262	800
Management fees (Note 6)	27,000	-	24,000
Office and miscellaneous	3,112	4,055	14,353
Professional fees	-	1,211	6,709
Travel and entertainment	-	3,535	2,720

Net and comprehensive loss for the year	(30,112)	(20,063)	(48,582)

Loss per share (basic and diluted)	(0.30)	(0.20)	(0.49)

Weighted average number of common shares outstanding	100,000	100,000	100,000

The accompanying notes are an integral part of these financial statements.

PODA TECHNOLOGIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

FOR THE YEARS ENDED JANUARY 31, 2018 AND 2017 AND 2016

(Expressed in Canadian Dollars)

	Common Shares
	Number	Amount	Deficit	Total
		$	$	$
Balance as at January 31, 2015	100,000	160	-	160
Comprehensive loss	-	-	(48,582)	(48,582)

Balance as at January 31, 2016	100,000	160	(48,582)	(48,422)
Comprehensive loss	-	-	(20,063)	(20,063)

Balance as at January 31, 2017	100,000	160	(68,645)	(68,485)
Comprehensive loss	-	-	(30,112)	(30,112)

Balance as at January 31, 2018	100,000	160	(98,757)	(98,597)

The accompanying notes are an integral part of these financial statements.

PODA TECHNOLOGIES LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JANUARY 31, 2018 AND 2017 AND 2016

(Expressed in Canadian Dollars)

	2018	2017	2016
	$	$	$
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the year	(30,112)	(20,063)	(48,582)
Changes in non-cash working capital balances:
GST and taxes recoverable	2,929	(5,656)	(1,735)
Prepaid expenses and deposits	-	(13,494)	-
Accounts payable	(18,896)	18,896	-
Cash used in operating activities	(46,079)	(20,317)	(50,317)

INVESTING ACTIVITIES
Intangible assets	(387,371)	(311,847)	(137,826)
Cash used in investing activities	(387,371)	(311,847)	(137,826)

FINANCING ACTIVITY
Due to related parties	450,452	333,791	188,936
Cash provided by financing activities	450,452	333,791	188,936
CHANGE IN CASH DURING THE YEAR	17,002	1,627	793
CASH, BEGINNING OF YEAR	2,580	953	160
CASH, END OF YEAR	19,582	2,580	953

The accompanying notes are an integral part of these financial statements.

PODA TECHNOLOGIES LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2018 AND 2017 AND 2016

(Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Poda Technologies Ltd. (formerly Edison Vape Co. Ltd.) (the “Company”) was incorporated under the Business Corporations Act of British Columbia on January 26, 2015. The Company’s principal business activity is the design, development and production of a new and improved technology to vaporize cannabis and other materials.

The head office is located at 300 – 15047 Marine Drive, White Rock, British Columbia, Canada, V4B 1C5, and the registered and records office is located at 10th floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

These financial statements have been prepared on a going concern basis, which assumes that the Company will continue its operations for a reasonable period of time. The Company has incurred losses since its inception and had an accumulated deficit of $98,757 as at January 31, 2018 (2017 - $68,645) which has been funded primarily by advances from related parties. There is a material uncertainty related to these conditions that casts significant doubt about the Company’s ability to continue as a going concern and therefore it may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to continue as a going concern depends upon its ability to raise adequate financing and to generate profitable operations in the future. The Company has been successful in the past in raising funds for operations by receiving advances from related parties. The Company anticipates that its parent company, Invictus MD Strategies Corp., will also be able to provide future cash flows to assist with the Company’s continued operations. The Company anticipates commencing production of its vaporizers and pods using the funds on hand and available from its parent company in fiscal 2019.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

These financial statements were authorized for issue by the Board of Directors on September 12, 2018.

b)	Basis of measurement

These financial statements have been prepared on a historical cost basis except for certain non-current assets and financial instruments, which are measured at fair value, as disclosed in Note 3.

The functional and presentation currency of the Company is the Canadian dollar.

The preparation of these financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

PODA TECHNOLOGIES LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2018 AND 2017 AND 2016

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

a)	Significant accounting estimates and judgements

The preparation of these financial statement requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant accounting estimates

i.	the measurement of deferred income tax assets and liabilities; and

ii.	inputs used in impairment calculations;

Significant accounting judgment

i.	the evaluation of the Company’s ability to continue as a going concern;

ii.	assessment of indications of impairment; and

iii.	the determination of categories of financial assets and financial liabilities

b)	Income taxes

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

PODA TECHNOLOGIES LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2018 AND 2017 AND 2016

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Financial instruments

Financial assets and financial liabilities are recognized on the statements of financial position when the Company becomes a party to the contractual provisions of the financial instrument.

Financial assets

The Company classifies its financial assets into one of the following categories, at initial recognition, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives or financial assets acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in profit or loss. The Company’s cash is classified as fair value through profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process. The Company does not have any assets classified as loans and receivables.

Held-to-maturity - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss. The Company does not have any assets classified as held-to-maturity.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized in other comprehensive income. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in profit or loss. The Company does not have any assets held classified as available-for-sale.

Transaction costs associated with fair value through profit or loss financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered, to determine where impairment has arisen.

PODA TECHNOLOGIES LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2018 AND 2017 AND 2016

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

d)	Financial instruments (continued)

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was incurred. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives or liabilities acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in profit or loss. The Company does not have any financial liabilities classified as fair value through profit or loss.

Other financial liabilities - This category includes trade and other payables. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest rate method. The Company classifies its accounts payable and due to related parties as other financial liabilities.

e)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and common share warrants are recognized as a deduction from equity. Common shares issued for non-monetary consideration are measured based on their market value at the date the common shares are issued.

The Company has adopted the relative fair value method with respect to the measurement of common shares and warrants issued as equity units. The relative fair value method requires an allocation of the net proceeds received based on the pro rata relative fair value of the components. If and when the warrants are ultimately exercised, the applicable amounts are transferred from reserve for warrants to share capital.

f)	Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive. Basic and diluted loss per share is the same for the periods presented.

PODA TECHNOLOGIES LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2018 AND 2017 AND 2016

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

g)	Impairment of long-lived assets

Long-lived assets, including intangible assets are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU"). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

h)	Intangible assets

Intangible assets consist mainly of trademarks, pending patents and prototype development costs, including certain intellectual property. Acquired trademarks, patents and development costs are carried at cost less accumulated amortization and impairment. Intangible assets with indefinite lives are not amortized but are tested annually for impairment. Any impairment of intangible assets is recognized in the statement of operation and comprehensive loss but increases in intangible asset values are not recognized.

Estimated useful lives of intangible assets are shorter of the economic life and the period the right is legally enforceable. The assets’ useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.

i)	Research and development

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

PODA TECHNOLOGIES LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2018 AND 2017 AND 2016

(Expressed in Canadian Dollars)

4.	NEW ACCOUNTING STANDARDS

Accounting standards and amendments issued but not yet effective

A number of new standards, and amendments to standards and interpretations, are not yet effective for the period ended January 31, 2018, and have not been applied in preparing these financial statements.

IFRS 2 Share-based Payment

IFRS 9 Financial Instruments – Classification and Measurement

IFRS 15 Revenue from Contracts with Customers

IFRS 16 Leases

The Company has not early adopted these new or amended standards and does not expect them to have a material effect on the Company’s future results and financial position.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

5.	INTANGIBLE ASSETS

	Development	Patent and
	Costs	Trademarks	Total
	$	$	$
Balance, January 31, 2016	120,490	17,336	137,826
Additions	285,826	26,021	311,847
Balance, January 31, 2017	406,316	43,357	449,673
Additions	364,531	22,840	387,731
Balance, January 31, 2018	770,847	66,197	837,044

As at January 31, 2018, the intangible assets relate to the development costs for the Company’s vaporizer prototype and a pending patent for the vaporizer technology, which were both not available for use. Therefore, no amortization has been recorded.

6.	RELATED PARTY BALANCES AND TRANSACTIONS

As at January 31, 2018, the Company has amounts due to related parties of $973,179 (2017 - $522,727). The related parties are shareholders and former shareholders of the Company. The amounts are unsecured, non-interest bearing, and have no fixed terms of repayment.

Included in accounts payable is an amount owing to a former shareholder in the amount of nil (2017 - $175).

Included in intangible assets is consulting fees paid to former shareholders of the Company in the amount of $194,850 (2017 - $98,500).

During the year ended January 31, 2018, the Company incurred management fees from a director of the parent company in the amount of $27,000 (2017 - nil).

Key management includes directors and officers of the Company.

PODA TECHNOLOGIES LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2018 AND 2017 AND 2016

(Expressed in Canadian Dollars)

7.	SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issuance.

Share Transactions

There were no share transactions during the years ended January 31, 2018 and 2017.

8.	FINANCIAL INSTRUMENTS AND RISKS

Fair values

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as at January 31, 2018, as follows:

		January 31, 2018
	Carrying
	value	Level 1	Level 2	Level 3
	$	$	$	$
Cash	19,582	19,582	-	-

			January 31, 2017
	Carrying
	value	Level 1	Level 2	Level 3
	$	$	$	$
Cash	2,580	2,580	-	-

The fair values of other financial instruments, which include accounts payable and due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

Credit risk

Credit risk arises from cash held with banks and financial institutions, as well as credit exposure on outstanding GST and taxes recoverable. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. GST and taxes recoverable consist of GST refunds due from the Government of Canada. The carrying amount of financial assets represents the maximum credit exposure.

Currency risk

Currency risk is the risk that changes in foreign exchange rates will affect the Company’s income or the value of its holdings of financial instruments. The Company has minimal financial assets and liabilities held in foreign currencies.

PODA TECHNOLOGIES LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2018 AND 2017 AND 2016

(Expressed in Canadian Dollars)

8.	FINANCIAL INSTRUMENTS AND RISKS (continued)

Interest rate risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature and maturity. The Company’s amounts due to related parties are non-interest bearing.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash. The ability to do this relies on the Company raising equity financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs.

9.	CAPITAL MANAGEMENT

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of all components of shareholder’s equity.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities, as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended January 31, 2017.

PODA TECHNOLOGIES LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2018 AND 2017 AND 2016

(Expressed in Canadian Dollars)

10.	INCOME TAXES

The tax effect (computed by applying the Canadian federal and provincial statutory rate) of the significant temporary differences, which comprise deferred income tax assets and liabilities, are as follows:

	2018	2017	2016
	$	$	$
Canadian statutory income tax rate	26.1%	26.0%	26.0%
Income tax (recovery) at statutory rate	(7,850)	(5,216)	(12,631)
Tax effect of:
Permanent and other differences	(21,731)	(15,163)	-
Change in unrecognized deferred income tax assets	29,581	20,379	12,631
Deferred income tax recovery	-	-	-
Current income tax expense	-	-	-

The significant components of deferred income tax assets and liabilities are as follows:

	2018	2017
	$	$
Deferred income tax assets (liabilities)
Non-capital losses carried forward	63,659	51,113
SR&ED expenditures carried forward	156,684	66,255
Investment tax credits	53,549	24,339
Intangible assets	(211,301)	(108,697)
Total gross deferred income tax assets	62,591	33,010
Unrecognized deferred income tax assets	(62,591)	(33,010)
Net deferred income tax asset (liabilities)	-	-

As at January 31, 2018, the Company has non-capital losses carried forward of $235,773, which are available to offset future years’ taxable income. These losses expire as follows:

$
2035	80,426
2036	89,560
2037	26,604
2038	39,183
235,773

PODA TECHNOLOGIES LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2018 AND 2017 AND 2016

(Expressed in Canadian Dollars)

11.	SUBSEQUENT EVENT

On September 10, 2018, the Company entered into a plan of arrangement agreement (the “Arrangement Agreement”) with Invictus MD Strategies Corp. (“Invictus”) to create a stand-alone entity. As part of the Arrangement Agreement, each common share of Invictus will be exchanged for one new common share of Invictus and one common share of the Company. Immediately after the Arrangement Agreement, the Invictus shareholders will be the shareholders of the Company.

C2-1

APPENDIX "C-2"

PODA INTERIM FINANCIAL STATEMENTS

(See Attached)

PODA TECHNOLOGIES LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended April 30, 2018 and 2017

(Expressed in Canadian Dollars)

PODA TECHNOLOGIES LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

	April 30,	January 31,
	2018	2018
	(unaudited)
	$	$
ASSETS
Current
Cash	21,099	19,582
GST and taxes recoverable	9,150	4,462
Prepaid expenses and deposits	13,494	13,494
	43,743	37,538
Intangible assets (Note 4)	1,001,030	837,044
	1,044,773	874,582

LIABILITIES
Current
Due to related parties (Note 5)	1,143,389	973,179

SHAREHOLDERS’ DEFICIENCY
Share capital (Note 6)	160	160
Deficit	(98,776)	(98,757)
	(98,616)	(98,597)
	1,044,773	874,582

NATURE AND CONTINUANCE OF OPERATIONS (Note 1)
SUBSEQUENT EVENT (Note 9)

Approved and authorized for issuance on behalf of the Board on September 12, 2018:

/s/ Dan Kriznic	Director

/s/ Russell Henderson	Director

The accompanying notes are an integral part of these financial statements.

PODA TECHNOLOGIES LTD.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian Dollars)

	Three	Three
	Months	Months
	Ended April	Ended April
	30, 2018	30, 2017

	$	$
EXPENSES
Office and miscellaneous	19	5,161

Net and comprehensive loss for the year	(19)	(5,161)

Loss per share (basic and diluted)	(0.00)	(0.05)

Weighted average number of common shares outstanding	100,000	100,000

The accompanying notes are an integral part of these financial statements.

PODA TECHNOLOGIES LTD.

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

(Unaudited - Expressed in Canadian Dollars)

	Common Shares
	Number	Amount	Deficit	Total
		$	$	$
Balance as at January 31, 2017	100,000	160	(68,645)	(68,485)

Comprehensive loss	-	-	(5,161)	(5,161)

Balance as at April 30, 2017	100,000	160	(73,806)	(73,646)

	Common Shares
	Number	Amount	Deficit	Total
		$	$	$
Balance as at January 31, 2018	100,000	160	(98,757)	(98,597)

Comprehensive loss	-	-	(19)	(19)

Balance as at April 30, 2018	100,000	160	(98,776)	(98,616)

The accompanying notes are an integral part of these financial statements.

PODA TECHNOLOGIES LTD.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in Canadian Dollars)

	Three	Three
	Months	Months
	Ended April	Ended April
	30, 2018	30, 2017
	$	$
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the period	(19)	(5,161)
Changes in non-cash working capital balances:
GST and taxes recoverable	(4,688)	(2,805)
Accounts payable	-	13,003
Cash used in operating activities	(4,707)	5,037

INVESTING ACTIVITIES
Intangible assets	(163,986)	(57,815)
Cash used in investing activities	(163,986)	(57,815)

FINANCING ACTIVITY
Due to related parties	170,210	52,725
Cash from financing activity	170,210	52,725
CHANGE IN CASH DURING THE PERIOD	1,517	(53)
CASH, BEGINNING OF PERIOD	19,582	2,580
CASH, END OF PERIOD	21,099	2,527

The accompanying notes are an integral part of these financial statements.

PODA TECHNOLOGIES LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED APRIL 30, 2018 and 2017

(Unaudited - Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Poda Technologies Ltd. (formerly Edison Vape Co. Ltd.) (the “Company”) was incorporated under the Business Corporations Act of British Columbia on January 26, 2015. The Company’s principal business activity is the design, development and production of a new and improved technology to vaporize cannabis and other materials.

The head office is located at 300 – 15047 Marine Drive, White Rock, British Columbia, Canada, V4B 1C5, and the registered and records office is located at 10th floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. In preparation of these condensed interim financial statements, the Company has consistently applied the same accounting policies disclosed in the Company’s audited annual financial statements for the year ended January 31, 2018, with the exception of the new accounting standards adopted in the current year, as described below.

These condensed interim financial statements were authorized for issue by the Board of Directors on September 12, 2018.

b)	Basis of measurement

These condensed interim financial statements have been prepared on a historical cost basis except for certain non-current assets and financial instruments, which are measured at fair value, as disclosed in Note 3 of the Company’s audited annual financial statements for the year ended January 31, 2018.

The functional and presentation currency of the Company is the Canadian dollar.

The preparation of these condensed interim financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3 of the Company’s audited annual financial statements for the year ended January 31, 2018.

The notes presented in these condensed interim financial statements include, in general, only significant changes and transactions occurring since January 31, 2018. As such, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these condensed interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended January 31, 2018.

PODA TECHNOLOGIES LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED APRIL 30, 2018 and 2017

(Unaudited - Expressed in Canadian Dollars)

3.	NEW ACCOUNTING STANDARDS

New accounting standards adopted effective February 1, 2018

As of February 1, 2018, the Company adopted the new and amended IFRS pronouncements in accordance with transitional provisions outlined in the respective standards. The Company has adopted the following new standards without any significant effect on its financial statements.

On February 1, 2018, the Company adopted amendments to IFRS 2, “Share-based Payment”. The amendments provide clarification on how to account for certain types of share-based transactions. The adoption of this amendment did not have any impact on the Company’s condensed interim financial statements.

On February 1, 2018, the Company adopted IFRS 9, “Financial Instruments”. IFRS 9 introduces new requirements for the classification and measurement of financial instruments, a single forward-looking expected credit loss impairment model and a substantially reformed approach to hedge accounting. The Company adopted a retrospective approach and as IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities there was no significant impact on the carrying amounts of the Company’s financial instruments at the transition date. The introduction of the new expected credit loss impairment model did not have a material impact on the Company’s condensed interim financial statements.

On February 1, 2018, the Company adopted IFRS 15, “Revenue from Contracts with Customers”. The objective of IFRS 15 is to provide a single, comprehensive revenue recognition model for all contracts with customers. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. It also contains new disclosure requirements. The Company elected to apply IFRS 15 using a full retrospective approach. The adoption of IFRS 15 did not have a material impact on the Company’s condensed interim financial statements.

Accounting standards and amendments issued but not yet effective

A number of new standards, and amendments to standards and interpretations, are not yet effective for the period ended April 30, 2018, and have not been applied in preparing these financial statements.

IFRS 16 Leases

The Company has not early adopted these new or amended standards and does not expect them to have a material effect on the Company’s future results and financial position.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

PODA TECHNOLOGIES LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED APRIL 30, 2018 and 2017

(Unaudited - Expressed in Canadian Dollars)

4.	INTANGIBLE ASSETS

	Development	Patent and
	Costs	Trademarks	Total
	$	$	$
Balance, January 31, 2018	770,847	66,197	837,044
Additions	155,209	8,777	163,986
Balance, April 30, 2018	926,056	74,974	1,001,030

As at April 30, 2018, the intangible assets relate to the development costs for the Company’s vaporizer prototype and a pending patent for the vaporizer technology, which were both not available for use. Therefore, no amortization has been recorded.

5.	RELATED PARTY BALANCES AND TRANSACTIONS

As at April 30, 2018, the Company has amounts due to related parties of $1,143,389 (January 31, 2018 - $973,179). The related parties are shareholders and former shareholders of the Company. The amounts are unsecured, non-interest bearing, and have no fixed terms of repayment.

Included in intangible assets is consulting fees paid to former shareholders of the Company in the amount of $218,850 (January 31, 2018 - $194,850).

Key management includes directors and officers of the Corporation.

6.	SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issuance.

Share Transactions

There were no share transactions during the three months ended April 30, 2018 and 2017.

7.	FINANCIAL INSTRUMENTS AND RISKS

Fair values

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as at April 30, 2018, as follows:

		April 30, 2018
	Carrying
	value	Level 1	Level 2	Level 3
	$	$	$	$
Cash	21,099	21,099	-	-

The fair values of other financial instruments, which include accounts payable and due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

PODA TECHNOLOGIES LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED APRIL 30, 2018 and 2017

(Unaudited - Expressed in Canadian Dollars)

7.	FINANCIAL INSTRUMENTS AND RISKS (continued)

Credit risk

Credit risk arises from cash held with banks and financial institutions, as well as credit exposure on outstanding GST and taxes recoverable. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. GST and taxes recoverable consist of GST refunds due from the Government of Canada. The carrying amount of financial assets represents the maximum credit exposure.

Currency risk

Currency risk is the risk that changes in foreign exchange rates will affect the Company’s income or the value of its holdings of financial instruments. The Company has minimal financial assets and liabilities held in foreign currencies.

Interest rate risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature and maturity. The Company’s amounts due to related parties are non-interest bearing.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash. The ability to do this relies on the Company raising equity financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs.

8.	CAPITAL MANAGEMENT

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of all components of shareholders equity.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended January 31, 2018.

PODA TECHNOLOGIES LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED APRIL 30, 2018 and 2017

(Unaudited - Expressed in Canadian Dollars)

9.	SUBSEQUENT EVENT

On September 10, 2018, the Company entered into a plan of arrangement agreement (the “Arrangement Agreement”) with Invictus MD Strategies Corp. (“Invictus”) to create a stand-alone entity. As part of the Arrangement Agreement, each common share of Invictus will be exchanged for one new common share of Invictus and one common share of the Company. Immediately after the Arrangement Agreement, the Invictus shareholders will be the shareholders of the Company.

D-1

APPENDIX "D"

INTERIM ORDER

(See Attached)

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

SEP 14 2018

ENTERED

No. S-189967
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

AND

INVICTUS MD STRATEGIES CORP.
PODA TECHNOLOGIES LTD.

PETITIONERS

ORDER MADE AFTER APPLICATION (INTERIM ORDER)

	) ~~THE HONOURABLE JUSTICE~~	
	))	
BEFORE	) ~~or~~ MASTER VOS)	14/Sep/2018
	))	

ON THE APPLICATION of the Petitioners, Invictus MD Strategies Corp. ("**Invictus**") and Poda Technologies Ltd. ("**Poda**") for an Interim Order under section 291 of the *Business Corporations Act*, S.B.C. 2002, c. 57, as amended (the "**BCBCA**") in connection with an arrangement involving Invictus, its securityholders and Poda under section 288 of the BCBCA

☑ without notice coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on 14/Sep/2018 and on hearing Lucy H. Schilling, counsel for the Petitioners and upon reading the Affidavit No. 1 of Dylan Easterbrook sworn on September 12, 2018 (the "**Easterbrook Affidavit**");

THIS COURT ORDERS that:

1. The Petitioner, Invictus, be permitted to convene, hold and conduct an annual general and special meeting (the "**Meeting**") of the holders (the "**Invictus Shareholders**") of common shares of Invictus (the "**Invictus Shares**") to *inter alia*:

JGK\488701\SPINOUT COURT DOCS\2385

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(a) consider and, if deemed advisable, pass with or without variation, a special resolution (the "**Arrangement Resolution**") authorizing, approving and adopting, with or without amendment, an arrangement (the "**Arrangement**") and the plan of arrangement implementing the Arrangement (the "**Plan of Arrangement**") substantially in the form included as Appendix "F" to the management information circular of Invictus (the "**Circular**") which is attached as Exhibit "A" to the Easterbrook Affidavit, involving Invictus, the securityholders of Invictus and Poda; and

(b) transact such other business as may properly come before the Meeting or any adjournment thereof.

2. The Meeting shall be called, held and conducted on October 18, 2018, or such other date as may result from postponement or adjournment in accordance with paragraph 5 of this Interim Order, in accordance with the provisions of the BCBCA, the notice of articles and articles of Invictus and applicable securities laws, and subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order, and to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating or governing or collateral to the Invictus Shares or to which such shares are collateral, or the articles of Invictus, this Interim Order shall govern.

3. The sole shareholder of Poda be authorized to approve the Arrangement by a written resolution and such written resolution shall be deemed to be a meeting convened in accordance with an order of the Court under section 291(2)(b) of the BCBCA.

AMENDMENTS

4. The Petitioners are authorized to make, in the manner contemplated by and subject to the Arrangement Agreement and Plan of Arrangement, as applicable, such amendments, revisions or supplements to the Arrangement Agreement, Arrangement, Plan of Arrangement, notice of annual general and special meeting for the Meeting or the Circular as it may determine without any additional notice to Invictus Shareholders or any further Order of this Court. The Arrangement Agreement, Arrangement and Plan of Arrangement as so amended, revised or supplemented shall be the Arrangement Agreement, Arrangement and Plan of Arrangement that are the subject of the Arrangement Resolution.

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ADJOURNMENTS AND POSTPONEMENTS

5. Notwithstanding the provisions of the BCBCA and the articles of Invictus, the board of directors of Invictus by resolution shall be entitled to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Invictus Shareholders regarding the adjournment or postponement and without the need for approval of the Court, subject to the terms of the Arrangement Agreement. Notice of any such adjournment shall be given by press release, newspaper advertisement, or by notice sent to the Invictus Shareholders by one of the methods specified in paragraph 7 of this Interim Order, as determined to be the most appropriate method of communication by the Board of Directors of Invictus.

RECORD DATE

6. The record date (the "**Record Date**") for determining Invictus Shareholders entitled to receive notice of and attend at the Meeting is the close of business on September 6, 2018 or such other date as the board of directors of Invictus may determine and as disclosed to the Invictus Shareholders in the manner they see fit.

NOTICE OF THE MEETING

7. The following:

   (a) notice of annual general and special meeting for the Meeting;

   (b) the Circular;

   (c) the Plan of Arrangement;

   (d) Notice of Petition; and

   (e) the form of proxy or voting instruction form for use by the Invictus Shareholders

   (collectively, the "**Meeting Materials**"), in substantially the same form contained as Exhibits to the Easterbrook Affidavit, with such amendments and inclusions thereto as the directors of Invictus and counsel for the Petitioners may deem necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Interim Order, and this Interim Order (collectively with the Meeting Materials, the "**Mailed Materials**") shall be sent to:

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(I) the Invictus Shareholders as they appear on the securities registers of Invictus on the Record Date, such Mailed Materials to be sent at least twenty-one (21) days prior to the date of the Meeting, by one of the following methods:

(i) by prepaid ordinary or air-mail addressed to the Invictus Shareholder at his, her, or its address as it appears on the applicable securities registers of Invictus as at the Record Date;

(ii) by delivery in person or by delivery to the addresses specified in paragraph (i) above; or

(iii) by email or facsimile transmission to any Invictus Shareholder who identifies himself, herself or itself to the satisfaction of Invictus, acting through its representatives, who requests such email or facsimile transmission;

(II) the directors and auditors of Invictus by mailing the Mailed Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting; and

(III) in the case of non-registered holders of common shares of Invictus, by sending copies of the Mailed Materials to intermediaries and registered nominees to facilitate the distribution of the Mailed Materials to beneficial owners in accordance with National Instrument 54-101 – *Communications with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators at least three (3) business days prior to the twenty-first (21st) day prior to the date of the Meeting;

and that service of the Notice of Petition as herein described, shall constitute good and sufficient service of such Notice of Petition upon all who may wish to appear in these proceedings, and no other service need be made.

8. Delivery of the Mailed Materials as ordered herein shall constitute compliance with the requirements of section 290(1)(a) of the BCBCA.

9. The accidental failure or omission to give notice of the Meeting or Notice of Application to, or the non-receipt of such notices by, or any failure or omission to give such notice as a result of events beyond the reasonable control of Invictus (including, without limitation, any inability to use postal services) to any one or more of the persons specified herein shall not constitute a breach of this Interim Order, or in relation to notice to the Invictus Shareholders, a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought

- 6 -

CONDUCT OF THE MEETING

13. The Chair of the Meeting shall be an officer or director of Invictus or such other person as may be appointed by the Invictus Shareholders for that purpose.

14. The Chair of the Meeting is at liberty to call on the assistance of legal counsel to Invictus at any time and from time to time, as the Chair of the Meeting may deem necessary or appropriate, during the Meeting, and such legal counsel is entitled to attend the Meeting for this purpose.

15. The only persons entitled to attend or speak at the Meeting shall be the Invictus Shareholders, their proxyholders, the auditors of Invictus, the officers and directors of Invictus, employees and agents of Invictus' transfer agent, the professional and legal advisors to Invictus, and such other persons with the permission of the Chair of the Meeting.

16. The Meeting may be adjourned for any reason upon the approval of the Chair of the Meeting, and if the Meeting is adjourned, it shall be reconvened at a place and time to be designated by the Chair of the Meeting to a date which is not more than 30 days thereafter except for the reason of a lack of quorum.

QUORUM AND VOTING

17. The quorum required at the Meeting shall be the quorum required by the articles of Invictus.

18. If no quorum of Invictus Shareholders is present within one-half hour from the time set for the holding of the Meeting, the Meeting shall stand adjourned to the same day in the next week at the same time and place and, if such day is a non-business day, the next business day following such day at the same time and place, and if at such adjourned meeting a quorum is not present within one-half hour from the time set for the holding of the Meeting, the Invictus Shareholders present, or represented by proxy, and being one or more Invictus Shareholders entitled to vote at the Meeting, shall constitute a quorum.

19. Each Invictus Shareholder shall be entitled to one vote for each Invictus Share held by such Invictus Shareholder.

20. The vote of Invictus Shareholders required to adopt the Arrangement Resolution at the Meeting shall be the affirmative vote of not less than 66⅔% of the votes cast by Invictus Shareholders who vote in person or by proxy at the Meeting.

21. The only persons entitled to vote at the Meeting or any adjournment(s) thereof either in person or by proxy shall be the registered holders of the Invictus

- 7 -

Shares as at the close of business on September 6, 2018 (and under applicable securities legislation and policies, the beneficial owners of the Invictus Shares registered in the name of intermediaries). Such persons and the directors and auditors of Invictus shall also be entitled to notice of the Meeting.

SCRUTINEERS

22. A representative of Invictus' registrar and transfer agent (or any agent thereof) is authorized to act as a scrutineer for the Meeting.

SOLICITATION OF PROXIES

23. Invictus is authorized to use the form of proxy and voting instruction form in connection with the Meeting, in substantially the same form contained in Exhibit "B" to the Easterbrook Affidavit and Invictus may in its discretion waive generally the time limits for deposit of proxies by Invictus Shareholders if Invictus deems it reasonable to do so. Invictus is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine.

24. The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials.

DISSENT RIGHTS

25. Each Invictus Shareholder be accorded the rights of dissent with respect to the Arrangement Resolution approving the Arrangement, as set out in Division 2 of Part 8 of the BCBCA, as modified by Article 4 of the Plan of Arrangement, this Interim Order and the Final Order.

APPLICATION FOR THE FINAL ORDER

26. Unless the directors of Invictus by resolution determine to abandon the Arrangement, upon the approval, with or without variation by the Invictus Shareholders of the Arrangement Resolution, in the manner set forth in this Interim Order, Invictus may apply to this Court for an order (being the Final Order):

(a) pursuant to section 291(4)(c) of the BCBCA, declaring that the Arrangement, including the terms and conditions thereof and the issuances, exchanges and/or adjustments of securities contemplated therein, is fair and reasonable to the securityholders of Invictus; and

- 8 -

(b) pursuant to section 291(4)(a) of the BCBCA, approving the Arrangement, including the terms and conditions thereof and the issuances, exchanges and/or adjustments of securities contemplated therein,

and that the application for the Final Order (the "**Final Application**") be set down for hearing before the presiding Master or Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on October 23, 2018 at 9:45 a.m., or as soon thereafter as the Court may direct or counsel for Invictus may be heard, and that Invictus be at liberty to proceed with the Final Application on that date.

27. Any securityholder of Invictus, any director or auditor of Invictus, or any other interested party with leave of the Court desiring to support or oppose the application may appear and make submissions at the Final Application provided that such person must:

(a) file a Response to Petition, in the form prescribed by the Supreme Court Civil Rules, together with any evidence or material which is to be presented to the Court at the hearing of the Final Application; and

(b) deliver the filed Response to Petition together with a copy of any evidence or material which is to be presented to the Court at the hearing of the Final Application, to the Petitioners' counsel at:

DuMoulin Black LLP
Barristers and Solicitors
10th Floor, 595 Howe Street
Vancouver, British Columbia
V6C 2T5

Attention: Lucy H. Schilling

28. The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for Invictus and persons who have filed and delivered a Response to Petition in accordance with this Interim Order.

29. Subject to other provisions in this Interim Order, no material other than that contained in the Circular need be served on any persons in respect of these proceedings.

E-1

APPENDIX "E"

NOTICE OF PETITION

(See Attached)

No. S-189967
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESS
CORPORATIONS ACT, S.B.C. 2002, C.57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING INVICTUS
MD STRATEGIES CORP., ITS SECURITYHOLDERS AND PODA
TECHNOLOGIES LTD.

INVICTUS MD STRATEGIES CORP.
PODA TECHNOLOGIES LTD.

PETITIONERS

NOTICE OF PETITION

TO:	The holders of Invictus MD Strategies Corp. ("Invictus") common shares (the "Invictus Shareholders") and holders of warrants and options (collectively, the "Invictus Securityholders")

NOTICE IS HEREBY GIVEN that a Petition to the Court has been filed by Invictus and Poda Technologies Ltd. ("Poda") in the Supreme Court of British Columbia for approval, pursuant to section 291 of the Business Corporations Act, S.B.C. 2002 c. 57 and amendments thereto (the "BCBCA"), of an arrangement contemplated in an Arrangement Agreement dated September 10, 2018, involving Invictus, its securityholders and Poda (the "Arrangement").

NOTICE IS FURTHER GIVEN that by Order of Master Vos, a master of the Supreme Court of British Columbia, dated September 14, 2018, the Court has given directions by means of an interim order (the "Interim Order") as to the calling of a meeting (the "Meeting") of the registered Invictus Shareholders for the purpose of, among other things, considering and voting upon the special resolution to approve the Arrangement.

NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting, the Petitioner intends to apply to the Supreme Court of British Columbia for a final order (the "Final Order") approving the Arrangement, declaring it to be fair and reasonable to the Invictus Shareholders, which application will be heard at the courthouse at 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia on Tuesday, October 23, 2018 at 9:45 a.m. (Vancouver time) or as soon thereafter as the Court may direct or counsel for Invictus may be heard.

NOTICE IS FURTHER GIVEN that the Court has been advised that, if granted, the Final Order approving the Arrangement and the declaration that the Arrangement is fair to the Invictus Shareholders will constitute the basis for an exemption from the registration requirements under the United States Securities Act of 1933, pursuant to section 3(a)(10) thereof, upon which the parties will rely for the issuance and exchange of securities in connection with the Arrangement.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE APPLICATION FOR THE FINAL ORDER OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled "Response to Petition" together with any evidence or materials which you intend to present to the Court at the Vancouver Registry of the Supreme Court of British Columbia and YOU MUST ALSO DELIVER a copy of the Response to Petition and any other evidence or materials to the Petitioner’s address for delivery, which is set out below, on or before 4:00 p.m. (Vancouver time) on October 18, 2018.

YOU OR YOUR SOLICITOR may file the Response to Petition. You may obtain a form of Response to Petition at the Registry. The address of the Registry is 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

IF YOU DO NOT FILE A RESPONSE TO PETITION AND ATTEND EITHER IN PERSON OR BY COUNSEL at the time of the hearing of the application for the Final Order, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court deems fit, all without further notice to you. If the Arrangement is approved, it will affect the rights of the Invictus Securityholders.

A copy of the Petition to the Court and the other documents that were filed in support of the Interim Order and will be filed in support of the Final Order will be furnished to any Invictus Securityholder upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out below.

The Petitioner’s address for delivery is:

DuMoulin Black LLP
10th Floor, 595 Howe Street
Vancouver, BC V6C 2T5
Attention: Lucy H. Schilling

DATED this 14th day of September, 2018.

"Lucy H. Schilling"
Solicitor for the Petitioner

APPENDIX "F"

PLAN OF ARRANGEMENT

PURSUANT TO THE ARRANGEMENT AGREEMENT DATED AS OF
SEPTEMBER 10, 2018 BETWEEN INVICTUS MD STRATEGIES CORP. AND PODA TECHNOLOGIES LTD.

PLAN OF ARRANGEMENT UNDER SECTION 288
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1- INTERPRETATION

1.01	Definitions

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith:

"Act" means Business Corporations Act, S.B.C. 2004, c. 57, as amended;

"Aggregate Value" means the sum of:

(a)	the fair market value of a New Invictus Share determined immediately after the Effective Time; and

(b)	the fair market value of a Poda Share determined immediately after the Effective Time;

"Agreement" means the Arrangement Agreement, to which this Exhibit is attached, including the other Exhibits and the Appendices hereto as the same may be supplemented or amended from time to time;

"Arrangement Agreement" means the Arrangement Agreement to which this Exhibit I is attached, including the Exhibits thereto as the same may be supplemented or amended from time to time;

"Arrangement" means an arrangement under the provisions of Section 288 of the Act, on the terms and conditions set forth in this Plan of Arrangement;

"Court" means the Supreme Court of British Columbia;

"Depositary" means Computershare Trust Company of Canada, located at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

"Dissenting Shareholder" means an Invictus Shareholder who has duly complied with the procedures set out in Article 4 and is ultimately entitled to be paid for their dissenting shares;

"Effective Date" means the effective date set forth on the final notice of alteration of Invictus that is filed with the British Columbia Registrar of Companies in connection with the Arrangement;

"Effective Time" means 12:01 a.m. on the Effective Date, unless otherwise set forth on the final notice of alteration of Invictus that is filed with the British Columbia Registrar of Companies in connection with the amendments to the authorized share structure of Invictus under Section 3.01;

"Final Order" means the final order of the Court approving the Arrangement;

"Information Circular" means the information circular to be sent to Shareholders of Invictus in connection with the Meeting;

"Interim Order" means the order of the Court pursuant to the application therefor contemplated by Section 2.2(f) of the Arrangement Agreement;

"Invictus" means Invictus MD Strategies Corp., a company existing under the laws of the Province of British Columbia;

"Invictus Class A Preferred Shares" means the non-voting, redeemable, convertible Class A preferred shares without par value of Invictus, of which no Invictus Class A Preferred Shares are issued or outstanding;

"Invictus Shares" means the common shares without par value of Invictus;

"Invictus Stock Options" means the stock options of Invictus for the purchase of Invictus Shares issued under Invictus's stock option plan;

"Invictus Warrant Certificates" means the certificates representing the Invictus Warrants;

"Invictus Warrants" means the issued and outstanding share purchase warrants of Invictus for the purchase of Invictus Shares

"Meeting" means the special meeting of Invictus Shareholders to be held at 10:00 a.m. (PDT) on October 9, 2018 and any adjournment or postponement thereof;

"New Invictus Shares" has the meaning assigned thereto in Section 3.01(b);

"New Invictus Stock Option In-The-Money Amount" in respect of an Invictus Stock Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the New Invictus Shares that a holder is entitled to acquire on exercise of a New Invictus Stock Option at and from the Effective Time exceeds the amount payable to acquire such shares;

"New Invictus Stock Option" has the meaning assigned thereto in Section 3.01(c);

"Notice of Exercise" has the meaning assigned thereto in Section 5.04(b);

"Old Invictus Shares" means the Invictus Shares, after being altered by changing their identifying name to "Class A" common shares pursuant to Section 3.01(b);

"Old Invictus Stock Option In-The-Money Amount" in respect of an Invictus Stock Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Invictus Shares that a holder is entitled to acquire on exercise of an Invictus Stock Option immediately before the Effective Time exceeds the amount payable to acquire such shares;

"Plan of Arrangement" means this plan of arrangement and any amendment or variation hereto made in accordance with Section 6 of the Arrangement Agreement;

"Poda" means Poda Technologies Ltd., a company existing under the laws of the Province of British Columbia;

"Poda Shares" means the Class A common shares without par value of Poda;

"Poda Stock Options" means the stock options of Poda for the purchase of Poda Shares issued in exchange for Invictus Stock Options pursuant to Section 3.01 and under Poda's stock option plan;

"Poda Stock Option In-The-Money Amount" in respect of an Poda Stock Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Poda Shares that a holder is entitled to acquire on exercise of a Poda Stock Option at and from the Effective Time exceeds the amount payable to acquire such shares;

"Shareholder" or "holder of shares" means a registered or beneficial holder of Invictus Shares;

"Tax Act" means the Income Tax Act (Canada); and

"U.S. Tax Code" means the U.S. Internal Revenue Code of 1986, as amended.

1.02	Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof" and "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular Article or Section hereof and include any agreement or instrument supplemental therewith, references herein to Articles and Sections are to Articles and Sections of this Plan of Arrangement.

1.03	Number

In this Plan of Arrangement, unless something in the context is inconsistent therewith, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words importing shareholders shall include members.

ARTICLE 2 – GOVERNING AGREEMENT

2.01	Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

ARTICLE 3 – ARRANGEMENT

3.01	The Arrangement

On the Effective Date, the following shall occur and be deemed to occur in the following order without any further act or formality:

(a)

the outstanding Poda Shares will be subdivided such that the number of Poda Shares outstanding immediately following such subdivision shall be equal to the number of issued and outstanding Invictus Shares as at the Effective Date;

(b)	the authorized capital of Invictus will be amended by:

(i)	the elimination of the Invictus Class A Preferred Shares from the authorized share structure of Invictus;

(ii)	the alteration of the Invictus Shares by changing their identifying name to "Class A" common shares (the "Old Invictus Shares"); and

(iii)	the creation of an unlimited number of common shares without par value (the "New Invictus Shares") having attached thereto the special rights and restrictions set out in Schedule A hereto,

and the Notice of Articles and the Articles of Invictus will be amended accordingly;

(c)	each Invictus Stock Option outstanding immediately before the Effective Date will be exchanged for:

(i)	a stock option to be issued by Invictus (a "New Invictus Stock Option") pursuant to which:

(A)

the holder of the New Invictus Stock Option will be entitled to acquire, upon exercise of the New Invictus Stock Option, that number of New Invictus Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement, if immediately prior to the Effective Time, such holder had been the registered holder of the number of Invictus Shares to which such holder was therefore entitled upon exercise of the Invictus Stock Option; and

(B)

the exercise price per New Invictus Share will be equal to the product of: (1) the exercise price of the Invictus Stock Option determined immediately before the Effective Time; and (2) the proportion that the fair market value of one New Invictus Share determined immediately after the Effective Time is of the Aggregate Value; and

(ii)	a stock option to be issued by Poda (a "Poda Stock Option") pursuant to which:

(A)

the holder of the Poda Stock Option will be entitled to acquire, upon exercise of the Poda Stock Option, that number of Poda Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Invictus Shares to which such holder was theretofore entitled upon exercise of the Invictus Stock Option; and

(B)

the exercise price per Poda Share will be equal to the product of: (1) the exercise price of the Invictus Stock Option determined immediately before the Effective Time; and (2) the proportion that the fair market value of one Poda Share determined immediately after the Effective Time is of the Aggregate Value.

It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of an Invictus Stock Option for a New Invictus Stock Option and a Poda Stock Option. Therefore, in the event that the aggregate of:

(1)	the New Invictus Stock Option In-The-Money Amount in respect of an Invictus Stock Option; and

(2)	the Poda Stock Option In-The-Money Amount in respect of an Invictus Stock Option exceeds the Old Invictus Stock Option In-The-Money Amount in respect of the Invictus Stock Option, the number of (i) New Invictus Shares which may be acquired on exercise of the New Invictus Stock Option at and after the Effective Time, and (ii) Poda Shares which may be acquired on exercise of the Poda Stock Option at and after the Effective Time, will be adjusted accordingly with effect at and from the Effective Time to ensure that the aggregate of the (i) New Invictus Stock Option In-The-Money Amount in respect of an Invictus Stock Option, and (ii) the Poda Stock Option In-The-Money Amount in respect of an Invictus Stock Option does not exceed the Old Invictus Stock Option-In The Money Amount in respect of the Invictus Stock Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged.

Except as set out above and herein, the term to expiry, conditions to and manner of exercising, vesting schedule, the status under applicable laws, and all other terms and conditions of the New Invictus Stock Options and Poda Stock Options will otherwise be unchanged from those contained in or otherwise applicable to the related Invictus Stock Option except that:

(A)	all Poda Stock Options issued hereunder shall vest and become exercisable in full on the Effective Date; and

(B)

the holders of Poda Stock Options will not be entitled, on exercise, to receive Poda Shares if such Poda Stock Options are exercised (1) more than one year following the Effective Date of the Arrangement in the event the holder is not eligible to participate in Poda’s stock option plan following the Effective Date; or (2) more than 90 days (or 30 days if the holder was engaged in Investor Relations Activities, as such term is defined in the stock option plan of Poda) following the date on which such holder, following the completion of the Arrangement, ceases to be eligible to participate in Poda's stock option plan; and (3) all Poda Stock Options issued hereunder shall otherwise be governed by and subject to the terms of the Poda's stock option plan);

(d)	each issued Invictus Share held by a Shareholder (other than a Dissenting Shareholder) will be transferred to Invictus in exchange for:

(i)	one New Invictus Share; and

(ii)	one Poda Share;

(e)

each issued Invictus Share held by a Dissenting Shareholder will be acquired by Invictus in consideration for Invictus agreeing to pay the amount to be paid as determined in accordance with Article 4 of this Plan of Arrangement in respect of the dissenting shares;

(f)

the authorized capital of Invictus will be amended by eliminating the Old Invictus Shares from the authorized share structure of Invictus and the Notice of Articles and Articles of Invictus will be amended accordingly;

(g)

in accordance with the terms of the Invictus Warrant Certificates, (A) each holder of an Invictus Warrant outstanding immediately prior to the Effective Time shall receive (and such holder shall accept) upon the exercise of such holder's Invictus Warrant, in lieu of each Invictus Share to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the number of New Invictus Shares and Poda Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Invictus Shares to which such holder was theretofore entitled upon exercise of the Invictus Warrants; and (B) such Invictus Warrant shall continue to be governed by and be subject to the terms of the Invictus Warrant Certificates.

The board of directors of Invictus may, in its absolute discretion, determine whether or not to proceed with the Arrangement without further approval, ratification or confirmation by the Shareholders.

ARTICLE 4 – RIGHTS OF DISSENT

4.01	Rights of Dissent

Holders of Invictus Shares may exercise rights of dissent pursuant to and in the manner set forth in Sections 237 to 247 of the Act provided that the notice of dissent is given by 10:00 a.m. (PDT) on the day which is two business days immediately preceding the date of the Invictus Meeting or the day otherwise ordered by the Court and this Section 4.01 in connection with the Arrangement, and holders who duly exercise such rights of dissent and who:

(a)	are ultimately to be paid fair value for their Invictus Shares by Invictus and shall be deemed to have had their Invictus Shares transferred to Invictus for such value on the Effective Date; or

(b)

are ultimately not entitled to be paid fair value for any reason for their Invictus Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting holder of Invictus Shares and shall receive New Invictus Shares and Poda Shares on the basis determined in accordance with Section 3.01 hereof.

ARTICLE 5 – CERTIFICATES AND DOCUMENTATION

5.01	Entitlement to and Delivery of Certificates

As soon as practicable after the Effective Date, the Depositary will forward in accordance with Section 3.01 hereof, to each registered holder of record of Invictus Shares who has not dissented to the Arrangement, a letter of transmittal containing instructions with respect to the deposit of certificates for Invictus Shares with the Depositary for use in exchanging their Invictus Share certificates for certificates representing:

(a)	New Invictus Shares; and

(b)	Poda Shares,

to which they are entitled under the Arrangement. Upon return of a properly completed letter of transmittal, together with certificates formerly representing Invictus Shares and such other documents as the Depositary may require, certificates for the appropriate number of New Invictus Shares and Poda Shares will be distributed.

5.02	Fractional Securities

No holder of Invictus Shares shall receive fractional securities of Invictus and Poda and no cash will be paid in lieu thereof. Any fractions resulting will be rounded to the nearest whole number, with fractions of one-half or greater being rounded to the next higher whole number and fractions of less than one-half being rounded to the next lower whole number.

5.03	Withholding Rights

Invictus, Poda and the Depositary shall be entitled to deduct and withhold from the consideration or other amounts payable to any Shareholder such amounts as Invictus, Poda or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.04	Invictus Warrants

(a)

After the Effective Time, and in accordance with the terms of the Invictus Warrant Certificates, each holder of an Invictus Warrant shall receive upon the subsequent exercise of such holder's Invictus Warrant, in accordance with its terms, and shall accept in lieu of each Invictus Share to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the number of New Invictus Shares and Poda Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Invictus Shares to which such holder was theretofore entitled upon exercise of the Invictus Warrant.

(b)

Invictus hereby covenants and agrees that, following the Effective Time, on each exercise of an Invictus Warrant the terms of which require New Invictus Shares and Poda Shares to be issued, it will deliver to Poda a notice of exercise ("Notice of Exercise") which shall specify the number of New Invictus Shares and Poda Shares to be issued to the holder exercising such Invictus Warrant and which shall include the full amount of the payment described in Section 5.04(d).

(c)

Poda covenants and agrees that, in consideration for a portion of the exercise price receivable under Section 5.04(d) and the receipt of property from Invictus under the Arrangement, it will issue and deliver, within three Business Days of receipt of a Notice of Exercise, the required number of issued Poda Shares to Invictus, which will, as agent for Poda, deliver the Poda Shares to the person who has exercised the Invictus Warrant. Invictus will not acquire ownership of or any other interest in such Poda Shares and will receive same solely as agent for Poda for the purpose of delivering the Poda Shares to the person who has exercised the Invictus Warrant.

(d)

Invictus and Poda have agreed and determined that the exercise price received by Invictus in respect of an Invictus Warrant, the terms of which require New Invictus Shares and Poda Shares to be issued, shall be allocated as follows:

(i)	1% of the exercise price to the Poda Shares issued upon such exercise; and

(ii)	99% of the exercise price to the New Invictus Shares issued upon such exercise.

Invictus will receive that portion of the exercise price in paragraphs (i) and (ii) above as agent of Poda for the purpose of delivering to Poda payment for the applicable Poda Shares to be issued on exercise of an Invictus Warrant.

(e)

The terms and conditions applicable to the Invictus Warrants, immediately after the Effective Time, will otherwise remain unchanged from the terms and conditions of the Invictus Warrants as they exist immediately before the Effective Time.

ARTICLE 6 – AMENDMENT

6.01	Amendment

This Plan of Arrangement may, at any time and from time to time before the Effective Date, be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a)	change the time for performance of any of the obligations or acts of the parties hereto;

(b)	waive any inaccuracies or modify any representation contained herein or any document to be delivered pursuant hereto;

(c)	change non-material terms;

(d)	waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties hereto; and

(e)

amend the terms of Section 3.01 hereof and the sequence of transactions described in the Plan of Arrangement provided that any amendment thereof in any material respect shall subject to any required approval of the shareholders of Invictus, given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

SCHEDULE A
SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO NEW INVICTUS SHARES

30	SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO COMMON SHARES

The Common shares without par value (the "Common Shares") shall have attached to them the special rights and restrictions set out in this Article 30:

30.1	Voting

Each holder of Common Shares shall have the right to one vote per share at any meeting of the shareholders of the Company except meetings at which only holders of a specified class of shares are entitled to vote.

30.2	Dividend Rights on Common Shares

Each holder of Common Shares shall be entitled to receive dividends as and when declared by the Company. Dividends may be declared and paid on the Common Shares to the exclusion of the declaration or payment of dividends on any other class of shares.

30.3	Liquidation, Dissolution or Winding Up

In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Common Shares shall have the right to receive the remaining property of the Corporation on dissolution, liquidation, winding up or other distribution of its assets or property among its shareholders for the purpose of winding up its affairs on a pro rata basis with all issued Common Shares.

APPENDIX "G"

DISSENT PROVISIONS
SECTIONS 237 TO 247 OF
THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Definitions and application

237 (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)

in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)

in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)	in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)	This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles

(i)	to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii)	without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company's community purposes within the meaning of section 51.91;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(2)	A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)	Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)	A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3)

If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)

any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)

If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)

If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3)

If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4)	Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)

if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)	A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)	A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)	A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5)

The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)	A notice sent under subsection (1) (a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2)	The written statement referred to in subsection (1) (c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3)	After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)

Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)

Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)	A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)	A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)

determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)	make consequential orders and give directions it considers appropriate.

(3)	Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)

pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)	If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)

the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)

if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)	A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)

the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

H-1

APPENDIX "H"

FAIRNESS OPINION

(See Attached)

COMPREHENSIVE VALUATION
REPORT

&

FAIRNESS OPINION

On

INVICTUS MDSTRATEGIES CORP.

Vancouver, British Columbia

August 21, 2018

EVANS & EVANS, INC.

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018

(i)

EVANS & EVANS, INC.

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018	Page 1

COMPREHENSIVE VALUATION REPORT AND FAIRNESS OPINION

1.0	ASSIGNMENT

Evans & Evans, Inc. ("Evans & Evans" or the "authors of the Report") was engaged by the Board of Directors (the "Board") of Invictus MD Strategies Corp. ("Invictus" or the "Public Company) to prepare an independent Comprehensive Valuation Report and Fairness Opinion (the "Report"). Invictus is a reporting issuer whose shares are listed for trading on the TSX Venture Exchange ("TSX-V" or the "Exchange") under the symbol "GENE".

The Board has requested the Report to have an independent opinion as to the fair market value of Invictus and its wholly-owned subsidiary Poda Technologies Ltd. ("Poda" or "PTL") as at June 30, 2018 ("Valuation Date"). Evans & Evans has also been requested by the Board to undertake the completion of the Report to provide an independent opinion as to whether the Proposed Transaction (as defined in section 3.0 of this Report") is fair, from a financial point of view, to the shareholders of Invictus (collectively the "Shareholders").

The Report is prepared for the Board and may be included in public disclosure documents regarding the Proposed Transaction and may also be submitted to the Exchange. The Report may also be submitted to the appropriate court bodies if necessary as part of the approval process for the Proposed Transaction.

In connection with the Proposed Transaction, the Board has conducted its own review of the Proposed Transaction. The Board has requested Evans & Evans' opinion to provide an independent verification of the fairness of the Proposed Transaction.

As Evans & Evans relied on certain information, materials and representations provided to us by the Public Company's management and associated representatives, the authors of the Report required that management of Invictus confirm to Evans & Evans in writing that it has reviewed the Report in detail and that the information and management's representations contained in the Report are accurate, correct and complete, and that there are no material omissions of information that would affect the conclusions contained in the Report. Management provided all information requested by Evans & Evans during the preparation of the Report.

Evans & Evans, its staff and associates, do not assume any responsibility or liability for losses incurred by the Public Company, management and shareholders or any other parties as a result of the circulation, publication, reproduction, or use of the Report, or any excerpts thereto contrary to the provisions of this section of the Report.

Evans & Evans also reserves the right to review all calculations included or referred to in the Report and, if Evans & Evans considers it necessary, to revise the Report in light of any information existing at the Valuation Date which becomes known to Evans & Evans after the date of the Report.

Unless otherwise indicated, all monetary amounts are stated in Canadian dollars.

EVANS & EVANS, INC.

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018	Page 2

2.0	BACKGROUND AND INTRODUCTION

2.1	Invictus MD Strategies Corp.

Invictus was incorporated under the Business Corporations Act (British Columbia) on February 11, 2014 under the name BioAB Strategies Ltd. The Public Company is primarily engaged in the investment, acquisition, and development of synergistic businesses in an effort to increase and sustain growth, value and profits in the medical cannabis industry.

Invictus is a holding company and its most active subsidiaries include Acreage Pharms Ltd. ("Acreage Pharms"), Future Harvest Development Ltd. ("Future Harvest") and Poda Technologies Ltd. ("Poda"). The Company's most active investments include an ownership interest in AB Laboratories Inc. ("AB Labs") and AB Ventures Inc. ("AB Ventures").

Acreage Pharms is a licensed producer ("LP") of medical cannabis in Canada pursuant to the Access to Cannabis for Medical Purposes Regulations ("ACMPR"). Future Harvest produces and sells plant fertilizers, nutrients and other supplies for hydroponics. Poda is engaged in the development of a new and improved technology to vaporize cannabis. AB Labs is a licensed producer and seller of medical cannabis in Canada pursuant to the ACMPR, and AB Ventures is in the application phase for a license to produce medical cannabis under ACMPR.

The Public Company's subsidiaries and the investments therein are summarized in the table below.

	Percentage ownership interest
	April 30, 2018	January 31, 2018
Greener Pastures Marihuana Dispensary Ltd.	100%	100%
Poda Technologies Ltd_	100%	100%
Vitaleaf Management Inc. (inactive)	100%	100%
Prestige Worldwide Holdings Inc.	100%	100%
Future Harvest Development Ltd.	82.5%	82.5%
Acreage Pharms Ltd.	100%	100%
AB Laboratories Inc.	50%	33.33%
AB Ventures Inc.	11.76%	11.76%
Gene-etics Strains Co.	100%	0%
2102168 Alberta Ltd.	100%	0%

On March 13, 2018, the Public Company appointed Gene Simmons as its Chief Evangelist Officer. Pursuant to the terms of the agreement the Company acquired all the issued and outstanding shares of Geneetics Strains Co ("Gene-etics"). Following closing, the Company and Gene Simmons intend to enter into an agreement pursuant to which Gene Simmons will license to Gene-etics certain unregistered and registered trademarks, design marks, copyright and other intellectual property, personality rights and publicity rights.

On May 14, 2018, the Public Company announced its retail strategy, an approach that involves the ownership of cannabis dispensaries and partnerships with leading retail outlets nationwide. This multifaceted sales strategy is aimed to target each channel for sales and distribution, including supply agreements and product calls with provincial governments and licensed producers, retail storefronts across Western Canada, and the medical cannabis sector. Invictus has founded a dispensary business and is actively pursuing retail permits and leases for retail storefronts that meet both provincial regulations and municipal bylaws. The plan is to secure and license a base target of at minimum twenty retail storefronts with nine in Alberta, seven in Saskatchewan, and four in British Columbia-in time for the legalization of recreational use.

EVANS & EVANS, INC.

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018	Page 3

The Public Company's production footprint is summarized in the table below.

			Square Footage
Company	Phase	Province	Current	31-1Cc-18	31-Dec-19
Acreage Pharms	1	Alberta	7,000	7,000	7,000
Acreage Pharms	2	Alberta	33,000	33,000	33,000
Acreage Pharms	3	Alberta		90,000	90,000
Acreage Pharms	4	Alberta			270,000
Total Acreage Pharms			40,000	130,000	400,000
AB Labs	1	Ontario	16,000	16,000	16,000
AB Labs	2	Ontario		40,000	40,000
Total AB Labs			16,000	56,000	56,000
AB Ventures	1	Ontario		21,000	21,000
AB Ventures	2	Ontario			84,000
Total AB Ventures				21,000	105,000
OptionCo	1	British Columbia		4,000	54,000
OptionCo	2	British Columbia			300,000
Total Option Co				4,000	354,000
Total Combined			56,000	211,000	915,000

During the fiscal year ("FY") ended January 31, 2018, Invictus incurred a net loss of $19,777,824 on revenues of revenues of $2,364,423. During the FY 2017, Invictus incurred a net loss of $5,725,963 on revenues of revenues of $2,549,061.

EVANS & EVANS, INC.

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018	Page 4

A brief overview of the Public Company's key operating subsidiaries is provided below.

Future Harvest

As at the Valuation Date, the Public Company holds 82.5% of the issued and outstanding shares of Future Harvest. Future Harvest, based out of Kelowna, B.C., has been operating for over 20 years as a manufacturer and distributor of products and solutions for the hydroponic and indoor growing industries. The Future Harvest product line is available through distributors and retailers across North America, the United Kingdom and Europe. Future Harvest's product lines include SunBlaster LightingTM, Nutradip, Plantlife Products and Future Harvest Plastics, as well as the Nano-Dome and Grow Light Garden systems currently sold at major hardware and home garden centers across North America.

SunBlaster LightingTM has introduced a variety of lighting products to both the hydroponic and indoor growing industries such as T5HO lighting fixtures and CFL self-ballasted lamps. All Nutradip and SunBlaster products are developed, designed, tested and assembled in Canada.

In FY 2018, Invictus generated revenue of $2,364,423 (2017:$2,549,061) primarily due to Future Harvest sales of plant fertilizers, nutrients and other supplies for hydroponics. The decrease in sales is associated with the prior year sale of the Sun Blaster product line in FY 2017.

Acreage Pharms

On April 26, 2017 Invictus acquired 100% of the shares of Acreage Pharms, a licensed producer of cannabis under the ACMPR. In May of 2018, Acreage Pharms completed construction of its 33,000 square foot phase 2 expansion. The 90,000 square foot phase 3 expansion was underway as at the date of the Report. Acreage Pharms received is sales license from Health Canada effective May 18, 2018. As at April 30, 2018, the Acreage Pharms Phase 1 facility was operating at full capacity with ten completed harvests and a total yield of 265,713 grams.

On July 11, 2018, Invictus announced the signing of a Memorandum of Understanding ("MOU") with the BC Liquor Distribution Branch ("LDB") to supply the province with a selection of premium cannabis products for the upcoming recreational marketplace.

On August 7, 2018, the Public Company announced Acreage Pharms had received an amended license from Health Canada, under the ACMPR, to include the production of bottled cannabis oil and cannabis resin, effective August 3, 2018.

AB Laboratories

Invictus holds a 50% interest in AB Labs, an LP under the ACMPR. AB Labs maintains a 16,000 square foot facility located near Hamilton, Ontario, has successfully conducted test crops and is currently operating at full capacity. As at April 30, 2018, the AB Labs Phase 1 facility was operating at full capacity with nine completed harvests and a total yield of 248,519 grams.

EVANS & EVANS, INC.

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018	Page 5

On May 11, 2018, Invictus announced that cannabis from AB Labs was available for purchase through Canopy Growth Corporation's Tweed Main Street online store.

On July 9, 2018, Invictus announced the purchase of an additional acre of neighboring land adjacent to AB Labs property, dedicated to future expansion opportunities at the facility.

AB Ventures Inc. ("AB Ventures")

Invictus holds a 11.76% interest in AB Ventures, a company formed to develop a second licensed expansion facility through its common ownership with AB Labs. AB Ventures' development permit on 100-acre property is fully-funded, and if licensed under the ACMPR, construction of production facilities totaling 105,000 square feet will begin and be used for future cannabis cultivation.

Future Acquisitions

As at the Valuation Date, the Public Company was in the process of evaluating potential future acquisitions as highlighted below.

On July 20, 2018, Invictus announced that it had entered into a binding letter of intent to acquire 100% (the "Acquisition") of the issued and outstanding shares of a medical clinic and cannabis retail company ("Clinic and Retail Co") that operates medical clinics in, Alberta, and is awaiting final review and approval for a retail cannabis license from the Alberta Gaming and Liquor Commission ("AGLC"). The medical clinics' patient-first business model features educators and physicians on-site to educate patients about medical cannabis and how to access it safely in Canada. The cannabis clinic has 3,400 patients registered under ACMPR, providing a direct channel to Invictus owned LPs.

On July 18, 2018, the Public Company entered into a definitive agreement for an option to acquire 100% (the "Option") of the outstanding shares of an applicant ("OptionCo") under the ACMPR from OptionCo current shareholders (the "Vendors"). OptionCo has two properties: (1) a cannabis production and research facility located in Delta, British Columbia, and (2) an additional property awaiting construction of a 350,000 square foot purpose-built indoor facility located in Mission, British Columbia. The OptionCo Mission facility will be constructed in multiple phases.

Financings

Invictus has raised over $93 million dollars since inception and deployed funds into acquiring and expanding licenses under the ACMPR. Recent financings are summarized below.

➢

On March 2, 2017, Invictus announced that it had closed a bought deal private placement (the "March Financing"). A total of 9,829,130 units were issued at a price of $1.65 per unit for aggregate gross proceeds of $16,218,065. Each unit was comprised of one common share and one half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share until September 2, 2018 at an exercise price of $2.35.

EVANS & EVANS, INC.

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018	Page 6

➢

On May 24, 2017, Invictus announced that it had closed a bought deal private placement (the "May Financing"), for aggregate gross proceeds of $25,008,750. A total of 18,525,000 units were issued at a price of $1.35 per unit. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share until November 24, 2018 at an exercise price of $1.75.

➢

Between February 1, 2018 and July 4, 2018, the Public Company received $5,777,267 from the exercise of previously issued warrants and options. A total of 4,346,731 warrants and 337,500 options were exercised for proceeds of $5,267,467 and $509,800, respectively.

➢

On August 8, 2018, Invictus announced that it had signed a commitment letter for a $25.5 million debt financing arrangement with an interest rate at prime plus 2% per annum (the "Financing") with ATB Financial ("ATB") to accelerate the construction of its Phase 3 and Phase 4 cannabis cultivation facilities (the "Expansion Plan") at Acreage Pharms. The Expansion Plan will add a total of 180,000 square feet of production capacity to Acreage Pharms. As of the date of the Report, the Phase 3 expansion is underway with over $3 million in progress payments already made for permitting, lot preparation, foundation construction and precast installation. Phase 3 has a target completion date of January 2019 and will bring the Company's gross cultivation space to 200,000 square feet. Phase 4 will be completed by mid- 2019.

2.2	Poda Technologies Ltd.

Poda, formerly The Edison Vape Co. Ltd., has developed a proprietary vaporizer system that offers customers a zero-cleaning, easy-to-use, pre-filled cartridge system for vaporizing dry herbal material and tobacco. PTL has applied for patent protection for re-filled single-use pods designed to work with the Poda vaporizer device.

Vaporizers or vapor pen products can be loosely defined as any portable device that allows for the vaporization of cannabis concentrates. They appeal to customers because, though there is some concern about additives, extraction methods, and pesticides, vapor pens are largely perceived as a healthy alternative to smoking flower. Beyond that, they're also considered a discreet, odorless, convenient, and economical alternative to flower.

On January 26, 2015, the Public Company acquired 40% of the common shares of Poda along with an option to purchase the remaining 60%. On October 31, 2015, the Public Company exercised its option to acquire the remaining 60% of the shares in Poda.

As part of the purchase agreement, Poda and the inventors entered into a royalty agreement, whereby the inventors will receive a royalty in perpetuity equal to 3% of gross sales once Poda achieves cumulative gross revenue in the amount of $500,000.

On May 15, 2018 Invictus announced the summer 2018 launch of Poda - the world's first zero-cleaning vaporizer system. Poda is an innovative technology that can be used to vaporize almost any vaporizable substance, including cannabis, tobacco, e-liquids, concentrates, coffee and more. The Poda technology stands apart from previous generations of vaporizers, most of which require cleaning and can only be used effectively for one type of substance. While the Public Company intended the launch for the summer of 2018, manufacturing of the Poda pods and devices had not yet commenced as of the date of the Report.

EVANS & EVANS, INC.

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018	Page 7

Poda vaporizers utilize pre-filled pods which provide consumers with economical convenience and consistent performance. PTL's long-term goal is to develop a product selection that will enable consumers can to choose Poda pods in a wide range of substances from a variety of quality brands. From vaping a coffee pod in the morning, a tobacco pod in the afternoon, to a cannabis pod in the evening, the Poda system will be plug-and-play — just pop a pod into the device and start vaporizing. When the pod is finished, another one can be immediately loaded into the device without any cleaning or prep needed.

Other pod-based vaporizers currently on the market still require cleaning and do not use biodegradable pods, meaning every pod is either difficult to recycle or becomes trash in a landfill. Not only is Poda zero-cleaning, Poda pods are available in completely biodegradable options.

Poda, designed using industry-leading technology and medical-grade components, will launch a number of device models across a variety of price points. Some devices will have the ability to connect to users' smartphones via Bluetooth, providing granular control of temperature and a wealth of pod-specific information. Different substances, like cannabis and tobacco, can demand different temperatures to achieve desirable vapor for inhalation. Poda smart devices can detect the proper settings for each pod and can automatically adjust the temperature to achieve optimal vaping. Alternatively, consumers will be able to design their own temperature profiles and customize a wide range of other operational parameters. Poda devices with smartphone-enabled technology are set to be released later in 2019 after the initial Poda devices (without smartphone connectivity) enter the market.

Poda has not generated any revenues as at the Valuation Date and does not anticipate generating revenues until quarter four calendar 2018 or quarter one, calendar 2019.

3.0	SUMMARY OF THE PROPOSED TRANSACTION

lnvictus is currently considering a proposal to undertake a spin-out transaction (the "Proposed Transaction") pursuant to which the assets of Invictus will be separated into two companies as a plan of arrangement (the "Arrangement") under the Business Corporations Act, S.B.C. 2004B (the "Act"). The Proposed Transaction involves the following steps:

•	The outstanding Poda shares will be subdivided such that the number of Poda shares outstanding immediately following such subdivision shall be equal to the number of issued and outstanding Invictus shares.

•

The authorized capital of Invictus will be amended by: the elimination of the Invictus Class A Preferred Shares from the authorized share structure of Invictus; the alteration of the Invictus shares by changing their identifying name to "Class A" common shares (the "Old Invictus Shares"); and the creation of an unlimited number of common shares without par value (the "New Invictus Shares").

EVANS & EVANS, INC.

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018	Page 8

•	Each issued Invictus share held by a Shareholder will be transferred to Invictus in exchange for: one New Invictus Share; and one Poda Share.

•

Invictus will transfer funds to Poda such that Poda will have at least a sufficient amount of working capital (the "Poda Required Working Capital") on hand at the close of the Proposed Transaction to carry out its work plan or achieve its stated objectives for the 12 months following the closing of the Proposed Transaction.

•	The New Invictus Shares will continue to be listed on the TSX-V upon completion of the Arrangement.

•	Each Invictus stock option outstanding immediately prior to the effective date of the Arrangement will be exchanged for a new Invictus stock option and a Poda stock option.

•

Each holder of an Invictus warrant outstanding immediately prior to the effective date of the Arrangement shall receive, upon the exercise of such Invictus warrant, the number of new Invictus shares and Poda shares which the holder would have been entitled to receive as a result of the completion of the Arrangement in lieu of each Invictus share to which such holder would have received under the original terms of the warrant.

•	Poda will be a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec.

•	Poda will seek a listing on a recognized Canadian stock exchange and management estimates the timing ofsuch application will be prior to year-end calendar 2018.

The Proposed Transaction has not yet been publicly announced as of the date of the Report.

4.0	SCOPE OF THE REPORT

In arriving at opinion as to the fair market value per share of the Public Company as at the Valuation Date, Evans & Evans have relied on the following documents and information:

•

Reviewed the Comprehensive Valuation Report and Fairness Opinion prepared for Invictus by Evans & Evans and dated June 21, 2017 (the "Prior Report"). The Prior Report contemplated a transaction similar to the Proposed Transaction contemplated herein.

•

Conducted an interview in 2017 with Dan Kriznic, the Invictus Chief Executive Officer. The purpose of the interview was to gain an understanding of the plans of Invictus, the rationale for the Proposed Transaction and the development of Poda.

•	Conducted an interview with Dylan Easterbrook, Chief Financial Officer of Invictus in July of 2018.

EVANS & EVANS, INC.

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018	Page 9

•	Conducted an interview with the founders of Poda, Ryan Selby and Ryan Karkhairan-Khouzani in July of 2018.

•	Reviewed the draft Plan of Arrangement and draft Arrangement Agreement between Poda and Invictus.

•	Reviewed the Poda corporate presentation dated June 2018.

•

Reviewed the International Patent Application published under the Patent Cooperation Treaty April 29, 2016 with the inventors being Ryan Selby and Ryan Karkhairan-Khouzani and the applicant being Poda. The patent application is related to a new vaporizer developed by Poda.

•	Reviewed the Poda one-page overview prepared by management.

•	Reviewed the management-prepared trial balances for Poda for the periods ended January 31, 2016 and 2017 and the for the four months ended May 31, 2018.

•	Reviewed the management-prepared five-year pro forma income statement for Poda. The time frame begins upon receipt of funding to begin production.

•	Reviewed the Share Purchase Agreement dated October 31, 2015 between Ryan Selby, Ryan Karkhairan-Khouzani and Invictus and Edison Vape Co. Ltd. (subsequently renamed Poda).

•	Reviewed the Poda Articles of Incorporation.

•	Reviewed the Invictus website www.invictus-md.com.

•	Reviewed the Invictus financial statements as prepared by management for the three months ended April 30, 2018.

•

Reviewed the Invictus audited financial statements for the years ended January 31, 2016 to 2018 as audited by Manning Elliott of Vancouver, British Columbia. Given the number of acquisitions undertaken by Invictus in the 24 months preceding the date of the Report, prior period financial statements were not deemed appropriate for review.

•	Reviewed the Invictus Management Discussion & Analysis for the years ended January 31, 2017 and 2018 and the three months ended April 30, 2018.

•	Reviewed the Invictus press releases for the 24 months preceding the date of the Report.

•	Reviewed the trading price of Invictus on the TSX-V for the period March 31, 2017 to June 30, 2018 and on the CSE for the period June 13, 2016 to March 30, 2017.

EVANS & EVANS, INC.

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018	Page 10

•

Reviewed information on Poda's market from such sources as: Research Nester; Accuray Research LLP; BIS Research; CNBC; P&S Market Research; Business Wire; Transparency Market Research; and, Business Intelligence and Strategy Research.

•

Reviewed information on the cannabis market overall from such sources as: Health Canada, The Hemp Industries Association, Hemp Business Journal, Forbes, The Canadian Hemp Trade Alliance, National Post, Maclean's Magazine, CTV News, Business in Nanaimo, Canadian Lawyer Magazine, The Globe and Mail, CBC News, Global News, Financial Post, Georgia Straight, Deloitte, Health Canada, the Financial Post, Learn Growing Marijuana; Cannabis Canada Association, Toronto Star, Calgary Herald, Canaccord Genuity, CIBC, and ISBIS World Report.

•

Reviewed stock market trading, financial and operating data on the following companies: Wildflower Brands Inc., Nutritional High International Inc., Phividia Holdings Inc., Tinley Bverage Company Inc., Green Thumb Industries Inc., Hiku Brands Company Ltd., Integrated Cannabis Company Inc., International Cannabrands Inc., Lifestyle Delivery Systems Inc., General Cannabis Corp., Cannabis Science, Inc., Cannabis Sativa, Inc., mCig, Inc., Electronic Cigarettes International Group, Ltd., Gilla Inc. and VPR Brands, LP.

•	Reviewed information on mergers and acquisitions in the cannabis sector involving LPs and ACMPR applicants.

5.0	CONDITIONS OF THE REPORT

•

The Report may be included in public disclosure documents regarding the Proposed Transaction and may be submitted to the Exchange. The Report may be submitted to the appropriate court bodies if necessary as part of the approval process for the Proposed Transaction.

•

The Report may not be issued and/or used to support any type of value with any other third parties, legal authorities, nor other foreign stock exchanges, or other regulatory authorities, nor the Canada Revenue Agency nor any foreign tax authorities. Nor can it be used or relied upon by any of these parties or relied upon in any legal proceeding and/or court matter (other than relating to the approval of the Proposed Transaction).

•	Any use beyond that defined above is done so without the consent of Evans & Evans and readers are advised of such restricted use as set out above.

•

Evans & Evans did rely only on the information, materials and representations provided to it by the Public Company. Evans & Evans did apply generally accepted valuation principles to the financial information it did receive from the Public Company.

•	Evans & Evans has assumed that the information which is contained in the Report, is accurate, correct and complete, and that there are no material omissions of information that would affect the conclusions contained in the Report that the Public Company is aware of. Evans & Evans did not attempt to verify the accuracy or completeness of the data and information available.

EVANS & EVANS, INC.

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018	Page 11

•

The Report, and more specifically the assessments and views contained therein, is meant as independent review of Invictus and Poda as at June 30, 2018. The authors of the Report make no representations, conclusions, or assessments, expressed or implied, regarding the Public Company or events after the date of the management-prepared financial statements. The information/assessments contained in the Report pertain only to the conditions prevailing at the time the Report was primarily completed in July and August of 2018.

•	Should the assumptions used in the Report be found to be incorrect, then the valuation conclusion may be rendered invalid and would likely have to be reviewed in light of correct and/or additional information.

•	Evans & Evans denies any responsibility, financial or legal or other, for any use and/or improper use of the Report however occasioned.

•

Evans & Evans's assessments and conclusion is based on the information that has been made available to it. Evans & Evans reserves the right to review all information and calculations included or referred to in the Report and, if it considers it necessary, to revise part and/or its entire Report in light of any information which becomes known to Evans & Evans during or after the date of this Report.

•	This analysis and Report does not constitute in any manner a tax opinion and may not now, or in the future, be used for that purpose.

•	Evans & Evans is expressing no opinion as to the price at which any securities of Invictus will trade on any stock exchange at any time.

•	No opinion is expressed by Evans & Evans whether any alternative transaction might have been more beneficial to the Shareholders.

•

Evans & Evans as well as all of its Principal's, Partner's, staff or associates' total liability for any errors, omissions or negligent acts, whether they are in contract or in tort or in breach of fiduciary duty or otherwise, arising from any professional services performed or not performed by Evans & Evans, its Principal, Partner, any of its directors, officers, shareholders or employees, shall be limited to the fees charged and paid for the Report. No claim shall be brought against any of the above parties, in contract or in tort, more than two years after the date of the Report.

EVANS & EVANS, INC.

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018	Page 12

6.0	ASSUMPTIONS OF THE REPORT

The authors of the Report have made the following assumptions in completing the Report:

(1)

An audit of Poda's financial statements for the years ended January 31, 2016 and 2017 and the 16 months ended May 31, 2018 would not result in any material change to the management-prepared financial statements provided to the authors of the Report.

(2)	As at the Valuation Date all assets and liabilities of the Public Company and Poda have been recorded in their accounts and financial statements and follow International Financial Reporting Standards.

(3)	The book value of the Public Company's and Poda's assets at the Valuation Date equaled their fair market value unless otherwise noted.

(4)

Poda has no outstanding third-party debt as of the completion of the Proposed Transaction. However, Poda will repay approximately $1.0 million in development costs to Invictus, with the terms of such repayment under negotiation as of the date of the Report.

(5)	At the close of the Proposed Transaction Poda has sufficient working capital on-hand to achieve its 12-month business objectives.

(6)	The Public Company and Poda have satisfactory title to all their assets, intellectual property and there are no liens or encumbrances on such assets nor have any assets been pledged in any way.

(7)	The five-year forecast for Poda as provided by management represents management's best estimate of the future economic performance of the assets held by Poda as at the Valuation Date.

(8)

Evans & Evans has assumed there were no material changes in the financial position of Poda and Invictus between the date of the most recent financial statements (May 31, 2018(Poda) and April 30 (Invictus)) and June 30, 2018 (the "Fairness Date") unless noted and outlined in the Report.

(9)

We have assumed that the information which is contained in the Report, is accurate, correct and complete, and that there are no material omissions of information that would affect the conclusions contained in the Report that the Public Company is aware of. Evans & Evans did not attempt to verify the accuracy or completeness of the data and information available.

(10)

The Public Company and all its related parties and their principals had no contingent liabilities, unusual contractual arrangements, or substantial commitments, other than in the ordinary course of business, nor litigation pending or threatened, nor judgments rendered against, other than those disclosed by management and included in the Report that would affect the evaluation or comment.

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(11)	At the Valuation Date, no specific special purchaser(s) was/were identified that would pay a premium to purchase the shares of the Public Company or Poda.

7.0	DEFINITION OF FAIR MARKET VALUE

In this Report, fair market value is defined as the highest price available in an open and unrestricted market between informed and prudent parties, acting at arms' length and under no compulsion to act, expressed in terms of cash.

With respect to the market for the shares of a company viewed "en bloc" there are, in essence, as many "prices" for any business interest as there are purchasers and each purchaser for a particular "pool of assets", be it represented by overlying shares or the assets themselves, can likely pay a price unique to it because of its ability to utilize the assets in a manner peculiar to it. In any open market transaction, a purchaser will review a potential acquisition in relation to what economies of scale (e.g., reduced or eliminated competition, ensured source of material supply or sales, cost savings arising on business combinations following acquisitions, and so on), or "synergies" that may result from such an acquisition.

Theoretically, each corporate purchaser can be presumed to be able to enjoy such economies of scale in differing degrees and therefore each purchaser could pay a different price for a particular pool of assets than can each other purchaser. Based on the authors of the Report's experience, it is only in negotiations with such a special purchaser that potential synergies can be quantified and even then, the purchaser is generally in a better position to quantify the value of any special benefits than is the vendor.

In this engagement Evans & Evans was not able to expose the Public Company or Poda for sale in the open market and was therefore unable to determine the existence of any special interest purchasers who might be prepared to pay a price equal or greater than the fair market value (assuming the existence of special interest purchasers) outlined in the Report. As noted above, special interest purchasers might be prepared to pay a price higher than fair market value for the synergies noted above. The shares of Invictus and Poda have initially been valued en bloc.

8.0	REVIEW OF FINANCIAL RESULTS - INVICTUS

8.1	Historical Financial Results

The authors of the Report reviewed the financial statements of the Public Company for the years ended January 31, 2016 to 2018 and the three months ended April 30, 2018. The financial statements are summarized in Schedule 1.0 — Invictus Historical Financial Statements. Evans & Evans has common-sized the results to indicate trends in Schedule 1.0.

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9.0	REVIEW OF FINANCIAL RESULTS - PODA

9.1	Historical Financial Results

The authors of the Report reviewed the financial statements of the Poda for the years ended January 31, 2016 and 2017 and the 16 months ended May 31, 2018. The financial statements are summarized in Schedule 2.0 — Poda Historical Financial Statements. Evans & Evans has common-sized the results to indicate trends in Schedule 2.0.

9.2	Financial Plan

Evans & Evans reviewed the management-prepared forecast for Poda for the FYs 2019 to 2023 as outlined in Schedule 3.0.

9.3	Tangible Asset Backing

In determining the underlying book value of a company or business, it is useful to view the tangible asset backing ("TAB") as at the Valuation Date. The value of a firm's tangible assets affects a purchaser's analysis of the risk inherent in investing in that firm. TAB is defined as the aggregate fair market value of all tangible and identifiable intangible assets of a business, where the latter have values that can be separately determined under a going-concern assumption, minus all liabilities.

Tangible assets represent the assets required in operations such as fixed assets and working capital net of operating liabilities such as bank debt. Identifiable intangible assets are assets such as patents, trademarks, customer relationships and licenses.

TAB provides insight into the risk associated with the particular investment because, in a worst-case scenario, the net tangible assets of the company could be sold. The proceeds realized could then be used to relieve the liabilities of the company and recoup shareholder investment. The TAB also provides an indication of the capital investment required to enter the market. In this case, the TAB provides an indication of the potential financial barrier to entry for new competitors.

Valuation theory holds that tangible asset backing is relevant, given the higher TAB, generally the higher the value of a firm.

Evans & Evans reviewed PTL's May 31, 2018 balance sheet and thereafter made certain adjustments to arrive at the tangible asset backing of Poda as at the Valuation Date. The TAB of Poda as calculated in Schedule 4.0 — Poda Tangible Asset Backing is -$1,164,000.

9.4	Redundant Assets

Redundant assets are defined as those assets that are not required in the day-to-day operation of a business, and accordingly can be liquidated or put to some alternative use without risk to the business.

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The fair market value of a corporation's redundant assets increases the fair market value of its shares otherwise determined under an income-based and/or asset-based approach. Alternatively, at the Valuation Date, a firm's capital structure may be over-levered when compared to industry norms. The degree of over-leverage is considered a negative redundancy and must be adjusted for in determining the firm's fair market value.

Evans & Evans examined Poda's balance sheet and found no positive or negative redundancies. Amounts due to Invictus have no current fixed terms of repayment.

10.0	VALUATION METHODOLOGIES

10.1	Going Concern versus Liquidation Value

The first stage in determining which approach to utilize in valuing a company or an asset is to determine whether the company/asset is a going concern or whether it should be valued based on a liquidation assumption. A business is deemed to be a going concern if it is both conducting operations at a given date and has every reasonable expectation of doing so for the foreseeable future after that date. If a company/asset is deemed to not be a going concern, it is valued based on a liquidation assumption.

10.2	Overview

In valuing an asset and/or a business, there is no single or specific mathematical formula. The particular approach and the factors to consider will vary in each case. Where there is evidence of open market transactions having occurred involving the shares, or operating assets, of a business interest, those transactions may often form the basis for establishing the value of the company / asset. In the absence of open market transactions, the three basic, generally-accepted approaches for valuing a business interest are:

(a)	The Income / Cash Flow Approach;

(b)	The Market Approach; and

(c)	The Cost or Asset-Based Approach.

A summary of these generally-accepted valuation approaches is provided below.

The Income/Cash Flow Approach is a general way of determining a value indication of a business (or its underlying assets), using one or more methods wherein a value is determined by capitalizing or discounting anticipated future benefits. This approach contemplates the continuation of the operations, as if the business is a "going concern".

The Market Approach to valuation is a general way of determining a value indication of a business or an equity interest therein using one or more methods that compare the subject entity to similar businesses, business ownership interests and securities (investments) that have been sold. Examples of methods applied under this approach include, as appropriate: (a) the "Guideline Company Method", (b) the "Merger and Acquisition Method"; and (c) analyses of prior transactions of ownership interests in the subject entity.

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The Cost Approach is based upon the economic principle of substitution. This basic economic principle asserts that an informed, prudent purchaser will pay no more for an asset than the cost to obtain an opportunity of equal utility (that is, either purchase or construct a similar asset). From an economic perspective, a purchaser will consider the costs that they will avoid and use this as a basis for value. The Cost Approach typically includes a comprehensive and all- inclusive definition of the cost to recreate an asset. Typically, the definition of cost includes the direct material, labor and overhead costs, indirect administrative costs, and all forms of obsolescence applicable to the asset.

The Asset-Based Approach is adopted where either: (a) liquidation is contemplated because the business is not viable as an ongoing operation; (b) the nature of the business is such that asset values constitute the prime determinant of corporate worth (e.g., vacant land, a portfolio of real estate, marketable securities, or investment holding company, etc.); or (c) there are no indicated earnings/cash flows to be capitalized. If consideration of all relevant facts establishes that the Asset-Based Approach is applicable, the method to be employed will be either a going-concern scenario ("Adjusted Net Asset Method") or a liquidation scenario (on either a forced or an orderly basis), depending on the facts.

Lastly, a combination of the above approaches may be necessary to consider the various elements that are often found within specialized companies and/or are associated with various forms of intellectual property.

11.0	INVICTUS VALUATION APPROACHES

11.1	Overall Valuation Approach

Evans & Evans determined it to be appropriate to value Invictus, following the divestiture of Poda, on a consolidated basis. While most of the Public Company's revenues are derived historically from fertilizer sales by Future Harvest, most of its public announcements and capital expenditures have been related to its LP investments and cannabis sales.

With respect to the fair market value of Invictus, Evans & Evans believed it was appropriate to value the Public Company based on a going concern assumption. The reason for this is: (1) Invictus does have revenues; (2) the Public Company has significant working capital to fund short-term losses; (3) the going concern approach yields a higher value than a liquidation approach; and, (4) the Public Company is generating a sufficient return on its assets.

Given the above, Evans & Evans determined that two Asset Approaches — the Mergers & Acquisition Method and the Trading Price Method were the most appropriate in determining the fair market value of Invictus as at the Valuation Date. The Mergers & Acquisition Method was utilized given the number of transactions that have taken place in the cannabis sector. A Trading Price Method was utilized to reflect the prices shareholders of the Public Company are able to realize in the market.

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11.2	Invictus — Methods Considered but Not Utilized

The reader should note that Evans &Evans also attempted to use a variety of other valuation approaches to determine the fair market value of Invictus. In this regard, Evans & Evans considered the following approaches, but were unable to use any of them:

a)

Cost Approach. The Cost Approach is generally appropriate under certain circumstances where an asset is still under development, there is no history of generating cash flows, and future cash flows are so uncertain as to be speculative. A weakness of the Cost Approach is that the cost of the opportunity may bear little relationship to the economic benefits that a purchaser might anticipate to derive from such opportunity upon commercial exploitation of the asset. In the case of Invictus, given the Public Company is generating revenues and has investments in multiple operating subsidiaries, a Cost Approach was deemed inappropriate.

b)	Income Approach - Discounted Cash Flow Method. Evans & Evans did not receive a financial forecast from management of the Public Company.

c)

Income Approach — Capitalized Cash Flow / Earnings Method. Invictus is a holding company with investments in operating companies where it has varying levels of interest. As such, the greatest value for Invictus will be realized when it recognizes a liquidity event related to one or all of its investments. Accordingly, current cash flow and earnings of Invictus are not indicative of the fair market value of its investments.

d)

Market Approach — Guideline Public Company ("GPC") Method. Under the Guideline Public Company Method, valuation multiples are derived from share transactions that represent minority interests in publicly traded companies or recent private transactions. As such, the resulting valuation multiples provide an indication of value on a minority interest, publicly traded basis. Evans & Evans did conduct a review of guideline public companies, and  considered the multiples of cannabis companies in testing the reasonableness of the valuation conclusions.

e)

Market Approach — Historical Financings. As noted above, Invictus has raised more than $93 million in equity over the past several years. However, the most recent financings were completed almost 12 months preceding the Valuation Date. In the view of Evans & Evans, reliance on historical financings were not appropriate given the changes in the cannabis industry over the past 12 months.

i.

On March 2, 2017, Invictus announced that it had closed a bought deal private placement. A total of 9,829,130 units were issued at a price of $1.65 per unit for aggregate gross  proceeds of $16,218,065. Each unit was comprised of one common share and one half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share until September 2, 2018 at an exercise price of $2.35. The implied value of 100% of Invictus based on the March Financing was $95.15 million.

ii.

On May 24, 2017, Invictus announces that it had closed a bought deal private placement, for aggregate gross proceeds of $25,008,750. A total of 18,525,000 units were issued at a price of $1.35 per unit. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share until November 24, 2018 at an exercise price of $1.75. The implied value of 100% of Invictus based on the May Financing was $103.24 million.

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Invictus MD Strategies Corp. — Poda Technologies ltd.
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12.0	PODA VALUATION APPROACHES

12.1	Overall Valuation Approach

With respect to the fair market value of PTL, Evans & Evans believed it was appropriate to value Poda based on a going concern assumption. The reason for this is: (1) Poda does not have any debt and its ongoing expenditures are limited; (2) upon completion of the Proposed Transaction Poda will have approximately 12 months of working capital; and, (3) the going concern approach yields a higher value than a liquidation approach.

Given the status of Poda at the Valuation Date as well as the approaches of valuation outlined above, it is the view of the authors of the Report that that the most appropriate approach in determining the range of the fair market value of Poda at the Valuation Date was a weighting of a Market Approach, the Guideline Public Company ("GPC") Method and an Income Approach, the Modified Discounted Cash Flow ("DCF") Method. A DCF Method was deemed appropriate given that PTL has invested over $1.0 million in developing its technologies and is forecasting significant growth in revenues going forward as it launches its products. The GPC Method was determined appropriate given that a multiple of revenues is often used to value companies with revenues prior to generating positive net income. Furthermore, the GPC Method captures the market sentiment towards companies in Poda's space as at the Valuation Date.

12.2	Poda — Methods Considered but Not Utilized

The reader should note that Evans & Evans also attempted to use a variety of other valuation approaches to determine the fair market value of Invictus. In this regard, Evans& Evans considered the following approaches, but were unable to use any of them:

a)

Cost Approach. The Cost Approach is generally appropriate under certain circumstances where an asset is still under development, there is no history of generating cash flows, and future cash flows are so uncertain as to be speculative. A weakness of the Cost Approach is that the cost of the opportunity may bear little relationship to the economic benefits that a purchaser might anticipate deriving from such opportunity upon commercial exploitation of the asset. In the case of Poda, given PTL is forecasting revenues within the next 12 months, the Cost Approach was deemed inappropriate. Evans & Evans did however consider the costs incurred to develop the Poda technology to-date in assessing the reasonableness of the valuation conclusions.

b)

Asset-Based Approach. The Asset-Based Approach is generally utilized where either: (i) the company is not deemed to be a going concern; (ii) the nature of the business is such that asset values represent the largest portion of the company's worth (e.g., real estate holding companies); and, (iii) there are no earnings or cash flow to be capitalized. In the case of Poda, given PTL was deemed to be a going concern and the its assets are intangible in nature (product designs and patent applications) the Asset-Based Approach was deemed inappropriate.

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Invictus MD Strategies Corp. — Poda Technologies ltd.
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c)

Income Approach — Capitalized Earnings / Cash Flow Methods. Poda is at the early stage of growing its business and has not yet reached a stage where its earning / cash flow have stabilized and accordingly, there are no historical earnings or cash flows upon which to base a valuation.

13.0	BUSINESS AND MARKET SUMMARY ASSESSMENTS

In arriving at the fair market value of Poda, Evans & Evans considered the following business and market assessments.

1.

Poda has applied for patent protection on its new vaporizer and associated cartridges but there is no assurance such protection will be awarded. PTL has spent approximately $1.0 million developing its technology over the past 36 months.

2.

Funding is required for PTL to achieve its forecast results. As at the date of the Report, there was no certainty as to the amount of working capital to be provided to Poda at the close of the Proposed Transaction or the timing / amount of future financings. Any delays in the receipt of financing will result in a delay of the introduction of Poda's products to the market.

3.

Poda is at the early stages of building an independent management team. In particular, PTL does require a senior management team member with market / business development expertise who will be responsible for building the distribution network.

4.

While PTL has faced delays, its first product is ready for commercial production. PTL has identified potential contract manufacturers but must first purchase the molds necessary to begin production. Management estimates production will begin sometime in the fourth quarter of calendar 2018.

5.	Poda has developed an aggressive set of financial projections. There is no assurance PTL will be able to achieve the forecast results in the timelines estimated by management.

6.

PTL has in agreement in place whereby there is a perpetual royalty owed to the founders of PTL of 3% of sales once sales exceed $500,000. As the vaporizer market matures, the additional cost of sales associated with the royalty on the Poda products may have a detrimental impact on price competiveness.

7.

Given the rise of popularity of vaping and vaporizers, regulators in Canada and the U.S. are heightening regulations. In November of 2016, the Federal Government of Canada announced new legislation, the proposed Tobacco and Vaping Products Act, proposing amendments to regulate vaping products as a separate class of products and renaming the Tobacco Act the  Tobacco and Vaping Products Act. Accordingly, there is risk associated with regulations impacting the timing of market entrance for Poda once its initial products are complete.

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August 21, 2018	Page 20

8.

Within the vapor pen market, there are several subcategories:(1) cartridges - a disposable or non-disposable vessel that attaches to a rechargeable vapor pen. Sold separately from the  rechargeable pen; (2) refills - anything that refills a vapor pen or cartridge with fresh concentrate. Refills come in the form of tankers, syringes, and applicators; (3) All-in-one Disposables - Self-contained vapor pen units, designed to be discarded when the built-in cartridge is depleted; and, (4) All-in-one Rechargeables - Vapor pen units equipped with rechargeable batteries and designed to receive new cartridges as they're depleted. In the U.S.  the vapor pen category has over 60 brands, with most products priced between US$20 and US$40 per unit.

9.

As the industry grows, the technology is becoming more high-tech. Historically, vaporizers have historically been low-cost, low-tech products. But many in the industry are now adopting business models that are more in line with tech giants like Apple, Samsung and Sony as a means to grow sales. The Poda product is designed to be more high tech as a differentiating factor. Further, PTL's plan for a low-cost vaporizer with a proprietary cartridge is in line with how analysts see the markets developing.

10.

Evans & Evans found that consumers still buy their hardware from cannabis shops, online, or direct from the manufacturer. PTL has not yet begun building its distribution network, which is critical for long-term growth.

11.

 The flobal e-cigarette and vaporizer market is expected to see a compound annual growth rate ("CAGR") of 23.6% during the forecast period (2017 to 2024). In 2016, the market of e-cigarette and vaporizer was valued at US$9.1 billion and is anticipated to reach US$49 billion by the end of 2024 according to data from Research Nester.

12.

Due to the health issues caused by cigarette, tobacco addicted persons are adopting e-cigarettes. This factor is expected to drive the market of e-cigarette and vaporizer across the globe. Poda does plan to introduce a product targeting tobacco smokers within the first three years of commercial operations, but is focusing first on the non-tobacco market (i.e., cannabis and other  herbs).

13.

PTL plans to focus on the North American market initially. In the view of Evans & Evans, this is appropriate as industry research supported that North America accounted for highest market share in overall e-cigarette and vaporizer market in 2016.

14.

According to data from Accuray Research LLP, the global e-cigarette and vaporizer market is forecast to grow at a CAGR of approximately 20.8% over the next decade to reach approximately US$61.4 billion by 2025.

15.

Evans & Evans found in its research that some of the prominent trends that PTL's market is witnessing include combination of e-cigarette and cannabis industry and improvements in device technology and product innovation.

16.	Evans & Evans found in its research that vaporizers have seen a sales surge as cannabis legalization has spread.

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17.

Product innovation in the vaporizer market is being driven by increasing competition. PTL's plan for zero-waste, a product that requires no cleaning and can move between different types of oils / dried herbs may enable Poda to differentiate itself from the many competitors in the market.

18.

KandyPens, a vape company, has reported its sales increased 350% in 2017 to US$6.5 million, and is targeting US$10 million in 2018. Such sales growth does support demand for products similar to Poda but at the same time reinforces the aggressive nature of PTL's forecasts.

19.

According to the report published by P&S Market Research in January of 2018, the global e-cigarette market is forecasted to attain a value of US$48 billion by 2023. China has been the forerunner in the regional e-cigarette industry, with an estimated 40.3% share in 2017. After the U.S. and the U.K., China is estimated to be the third largest e-cigarette market globally in 2017, which is further expected to grow during the forecast period.

20.

P&S Market Research's research found that open tank vaporizers have a larger market than closed system vaporizers, with an estimated 61% market share of vaporizers in 2017. Between the two t-vapor products, the infused type has a higher demand than the heat-not-burn type.

21.

Geographically, North America has been the largest e-cigarette market, with an estimated size of US$5.2 billion in 2017. However, Asia-Pacific is projected to lead the industry growth over the next five years. The U.S., the U.K., and China have been the key e-cigarette markets globally, estimated to account for a combined global share of around 53% in 2017. Russia, Germany, Italy, and Japan are the other major markets witnessing fast growth.

22.

Consolidation is expected in the vaporizer and e-cigarette market as tobacco and next- generation cigarette manufacturers come together to add more value to their products. To sustain and prosper in the competitive e-cigarette market, large tobacco companies are acquiring the related technology providers for the in-house production and manufacturing of the next-generation cigarettes, under their own brands.

23.

Several key vendors are introducing next generation vapor products such as Heat-not -Burn ("HnB") devices, e-vapor, smoke vapes, smokeless tobacco products, cig-a-likes, and reduced risk products ("RRP") cigarettes due to the increasing popularity of e-cigarettes. The recent developments in the vapor products market are the introduction of vaping devices or battery- powered inhalers. These vaping products reduce the risk of tobacco-related diseases by eliminating the inhalation of tar and other toxicants by active and passive smokers. E- cigarettes/e-vapor and HnB devices are designed to simulate tobacco smoking by providing inhaled doses of e-juices through vaporizing the flavored liquid, which, in turn, will boost sales in the e-cigarette market.

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Invictus MD Strategies Corp. — Poda Technologies ltd.
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August 21, 2018	Page 22

14.0	VALUATION OF INVICTUS

14.1	Mergers & Acquisition Method

In determining the fair market value of Invictus, excluding Poda, Evans & Evans utilized a Mergers & Acquisition Method based on recent transactions involving LPs.

1.

On July 25, 2018, Aurora Cannabis Inc. ("Aurora") completed the acquisition of all the issued and outstanding shares of MedReleaf Corp. ("MedReleaf"). MedReleaf was a publicly-traded LP that was in revenues at the time of the acquisition. The purchase price for the acquisition was approximately $2.7 billion payable in shares. At the time of the acquisition, CanniMed had approximately 140,000kg of capacity and square footage of approximately 1.3 million, implying a multiple of $2,100 per square foot ("ft2 ).

2.

On April 30, 2018, Aurora completed the acquisition of all the issued and outstanding shares of CanniMed Therapeutics Inc. ("CanniMed") it did not already own. CanniMed was a publicly-traded LP that was in revenues at the time of the acquisition. The purchase price for the acquisition was approximately $1.1 billion payable in cash and shares. At the time of the acquisition, CanniMed had approximately 19,000kg of capacity implying a multiple of $57,156 / kg and $4,400 / ft2.

3.

On March 23, 2018, Aphria Inc. ("Aphria") completed the acquisition of all of the common shares of Nuuvera Inc. ("Nuuvera") it not already owned by it. Nuvera was a publicly-traded company that held a Dealer License under the Narcotic Control Regulations and Office of Controlled Substances and was in the final stages of the Health Canada review process to become a LP of medical marijuana under the ACMPR, and had received its "letter to build" approval. The purchase price for the acquisition was approximately $778 million payable in cash and shares. At the time of the acquisition, Nuuvera was planning on building a facility with 894kg of capacity implying a multiple of $900,553 / kg and $20,300 / ft2.

4.

On February 13, 2018, Aphria completed the acquisition of 100% of the issued and outstanding share capital of Broken Coast Cannabis Inc. ("Broken Coast"), a cannabis producer located in British Columbia. The purchase price for the acquisition was approximately $235 million payable in cash and shares. At the time of the acquisition, Broken Coast was near completion of a 26,000 ft2 expansion which would increase its capacity to 10,500kg of capacity implying a multiple of $22,348 / kg or $5,333.07 per square foot.

5.

On January 16, 2018, Aurora acquired an initial minority stake in The Green Organic Dutchman Holdings Ltd. ("TGOD") and agreed to purchase up to 20% of TGOD's annual cannabis production. The 17.62% interest in TGOD was acquired for $55-million. TGOD was in the early stages of cultivation. The implied purchase price for the acquisition was approximately $312 million payable in cash. At the time of the acquisition, TGOD's intended capacity was 14,000 kg following completion of an expansion but was operating out of a 7,543 ft2 facility implying a multiple of $22,296 / kg (intended) or $41,382 per square foot.

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6.

On February 2, 2018, GreenTec Holdings Ltd. ("GTEC") acquired 100% of the issued and outstanding shares of GrenEx Pharms Inc ("GrenEx"), a LP under the ACMPR. GrenEx, based in Edmonton Alberta, received its Cultivation License from the Office of Medical Cannabis ("OMC") on September 29, 2017. GrenEx has a fully built out and operationally ready 14,000 square foot facility capable of producing 1,300kg craft cannabis annually, with expansion capabilities at the current location. The purchase price for the acquisition was approximately $16 million payable in cash and shares with a portion of the share consideration payable upon receipt of a sales license. The transaction implied a multiple of $13,307 / kg or $1,142 per square foot.

7.

Acquisition of Spot Therapeutics Inc. ("Spot"), an ACMPR applicant based in Fredericton, New Brunswick by Canopy Growth Corporation ("Canopy") on August 28, 2017. Spot was an ACMPR applicant based in Fredericton, New Brunswick. An additional payment of an estimated $907,000 was expected upon the achievement of certain milestones. The purchase price for the acquisition was approximately $993,000 payable in cash and shares. The transaction implied a multiple of $207 / kg or $24.83 per square foot.

8.

Acquisition of Medical Marihuana Group Corporation ("MMGC") and Medical Marihuana Group Consulting Ltd. ("MMCC") on June 27, 2017 by Golden Leaf Holdings Ltd. ("Golden Leaf'). MMGC has filed an application with Health Canada for a cultivation license. On October 27, 2017, Golden Leaf executed the definitive agreement for MMGC early with assurances that the cultivation license would be received imminently in order to facilitate the closing of its recently announced debenture financing. Golden Leaf issued 35,571,428 shares as consideration for this acquisition. The purchase price was approximately $10.5 million but no data was available on the size of the facility.

9.

Acquisition of rTrees Producers Limited ("rTrees"), a late-stage ACMPR applicant based in Yorkton, Saskatchewan by Canopy on May 2, 2017. A pre-license inspection, one of the last steps in the licensing process, was conducted by Health Canada in March 2017. The acquisition multiple was $343 per ft2 of facility space.

10.

Acquisition of Mettrum Health Corp. ("Mettrum") by Canopy which closed on January 31, 2017. At the time of the acquisition, Mettrum had three licenses to produce and sell medical cannabis under the ACMPR. In addition, through its wholly-owned subsidiary Mettrum Hempworks, Mettrum also is a licensed producer and distribution of industrial cannabis (hemp) products, including Mettrum's functional food line, Mettrum Originals TM, under the Industrial Hemp Regulations (Canada) issued pursuant to the Controlled Drugs and Substances Act (Canada). The purchase price was approximately $350 million purchase price, $88.2 million was allocated to licenses, implying a value of $3,708 per ft2 of facility space and $58,389 / kg.

11.

Acquisition of The Green Organic Dutchman Ltd. ("GOD") by The Green Organic Dutchman Holdings Ltd. ("GODH") of Hamilton, Ontario on November 24, 2016. GOD had recently received its licence to cultivate as at the acquisition date but had no operations. The approximately $6.6 million purchase price implied a multiple of $874.37 per ft2 of facility space.

EVANS & EVANS, INC.

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018	Page 24

Evans & Evans used a multiple of acquisition price to the square footage of the Public Company based on its current capacity. Evans & Evans selected a multiple of $2,500 to $2,700 per square foot applied it to the 56,000 ft2 of existing facilities to arrive at a fair market value of the Public Company, excluding Poda, of $166,500,000.

The reader is advised to refer to Schedule 5.0 — Invictus Mergers &Acquisition Method for details.

14.2	Trading Price Method

Evans & Evans considered a Trading Price Method in arriving at the fair market value of the Public Company on a per share basis. As the Public Company's common shares are trading on the Exchange, Evans & Evans did believe it appropriate to consider the trading price of the Public Company's common shares in arriving at fair market value. As noted above, given the limited disclosure on PTL, Evans & Evans believed the trading price was largely indicative of the investments in Future Harvest and the LP investments.

As can be seen from the following table, the average trading price of the Public Company over the 180 trading days preceding the Valuation Date was in the range of $1.63 to $1.82 per share.

Trading Price	June 29, 2018 Minimum	Average	Maximum
10-Days Preceding	$1.46	$1.63	$1.77
30-Days Preceding	$1.46	$1.72	$1.94
90-Days Preceding	$1.46	$1.82	$2.15
180-Days Preceding	$1.16	$1.73	$2.37

As can be seen from the following table, trading volumes has averaged over 150,000 shares per day in the 180 trading days preceding the Valuation Date. In the view of Evans & Evans there is a reasonable expectation that shareholders would be able to recognize their trading price in the market.

Trading Volume	June 29, 2018 Minimum	Average	Maximum	Total	%
10-Days Preceding	240,380	469,579	781,180	4,695,790	4.9%
30-Days Preceding	126,620	431,116	1,910,000	12,933,480	13.4%
90-Days Preceding	123,850	449,562	1,910,000	40,460,620	4L9%
180-Days Preceding	66,900	854,372	9,410,000	153,786,960	159.2%

Given the lack volatility in the Public Company's share price over the past three months, and the decline in price over the 30 trading days preceding the Valuation Date, Evans & Evans considered the Public Company's 10-day volume weighted closing price ("VWCP") of $1.63 per share as indicative of fair market value. The fair market value of Invictus under the Trading Price Method was therefore determined to be $157,800,000.

EVANS & EVANS, INC.

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018	Page 25

Valuation Date	10 Day	30 Day	90 Day
Volume Weighted Opening Price	1.6419	1.7551	1.8542
Volume Weighted Closing Price	1.6333	1.7460	1.8443

15.0	VALUATION OF PODA

15.1	Discounted Cash Flow Method

As a starting point for the DCF Method, Evans & Evans reviewed the financial projections for PTL for the years ended January 31, 2019 to 2023 as outlined in Schedule 3.0 of this Report. Evans& Evans made certain downwards adjustments to the forecasts to reflect the risk associated with PTL achieving forecast revenues and cash flows in the timeframes estimated by management. Such adjustments were made based on a review of revenues of existing manufacturers.

Evans & Evans believed that a discounted cash flow over the periods from FY2019 — FY2022 was appropriate given the status of the Poda. The final year was removed given the risk associated with the ability to achieve such future levels of cash flow. The net present value of the cash flows was determined by discounting for business risk and time value of money.

A traditional DCF analysis was combined with probability-weighted scenarios. Such a method takes into consideration that Poda may have:

1.	a varying degree of profit growth for the first years given the early stage of operations;

2.	growth rates that vary given the lack of a distribution network; and,

3.	slower than expected growth as PTL builds out its product suite as the industry continues to evolve.

Four separate discounted cash flow analyses were performed to reflect the differing probabilities associated with achieving the financial projections. The reader is advised to refer to Schedule 6.0 — Poda Discounted Cash Flow Method.

The purpose of the probability weighting is to address the uncertainty associated with the projected results for Poda while utilizing traditional valuation approaches. Thus, the four scenarios included in Schedule 6.0 represent the potential range of results that Poda may achieve from the included revenue opportunities in the future from a best case to worst case.

Uncertainty of future results is always the most difficult part of determining a reasonable price for a business and the use of probability-weighted scenarios is a way to manage such uncertainty and provide a reasonable valuation conclusion.

A sensitivity analysis was also performed by weighting the scenarios for a best case and worst-case result as well. Such sensitivity analysis is contained in Schedule 6.0.

EVANS & EVANS, INC.

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018	Page 26

Derivation of a Discount Rate

In assessing discount rates to PTL's projections for the Public Company, Evans & Evans selected discount rates in the range of 27.2% to 29.1%.

A discount rate is used to convert a future stream of cash flows into value, whereas a capitalization rate (equal to the discount rate minus the cash flow growth rate) is utilized to convert a single period's cash flow into value. When utilizing debt-free cash flow, the most appropriate discount rate is Poda's weighted average cost of capital ("WACC"), which provides an expected rate of return based on Poda's capital structure, the required yield on Poda's equity, and the required yield on interest-bearing debt.

The basic formula for computing WACC can be expressed as follows:

WACC=(ke .x7 We)+(kd x[1-t]x Wd)

Where:

WACC	=	Weighted average cost of capital
ke	=	Corporation's cost of equity capital
kd	=	Corporation's cost of debt capital
We	=	Percentage of equity capital in the capital structure
Wd	=	Percentage of debt capital in the capital structure
t	=	Corporation's effective income tax rate

Evans & Evans used a cost of debt of 12%, as outlined in Schedule 6.0 — Poda Discounted Cash Flow Method. This pre-tax cost of debt was used in our DCF Method.

The remaining component of WACC, the cost of equity, was derived using the "build-up" method. The method constructs a discount rate by "building up" the components of such a rate. Starting with the risk-free rate prevalent at the Valuation Date, a generic equity risk premium, as well as a risk premium specific to Poda is then added.

Credit Suisse's Global Investment Returns Yearbook 2018 analyzes returns of Canadian stocks, bonds, bills, and inflation from 1900 to 2017. Data from the study found an annualized real equity risk premium ("ERP") of 3.5% relative to Canadian government bonds from 1900 to 2016. The build-up method also incorporates a small stock premium of 3.5%.

Combining the current long-term government bond yield and the equity-risk and small stock premia provides an estimate of the potential return that investors, in the June 2018 interest rate environment, require for investing in a diversified portfolio of equities. With Canadian government bond yields at 2.2% as the Valuation Date, the implied return requirement for investing in a market basket of publicly traded equities is 9.2% ..

This estimated required return captures only systematic or market risk and does not address the risk specific to Poda. For this reason, a notional purchaser of Poda would require a premium to induce investment. A number of factors indicate that an investment in Poda is riskier than an investment in the market. These factors include the competitive environment, the lack of commercialization, and the evolving regulatory environment. It is our view that an investor would require at least 1,900 to 2,100 basis points to compensate for the additional risk to attract investors to PTL.

EVANS & EVANS, INC.

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018	Page 27

Combining the variables discussed (long-term government bond yield, equity risk premium, and an allowance for size and the risks unique to Poda) indicates that discount rates of 28.2% to 30.2% are required. The computation is outlined in Schedule 6.0.

Having estimated rates of return for both the debt and equity components of PTL's capital structure, the next step is to weight, at market value, each component based upon the proportion each represents of total capitalization. A capital structure of 5% debt and 95% equity was utilized for Poda given its early stage of operations and lack of investment in fixed assets. Applying these weightings results in WACCs of 27.2% to 29.1% ..

In arriving at the terminal value for Poda, Evans & Evans adjusted it downwards to reflect the risk associated with achieving the forecast cash flows in the timelines expected by management. Evans & Evans also deducted approximately $3.0 million in equity required to achieve the forecast results. In addition, Evans & Evans deducted amounts due to Invictus.

The Discounted Cash Flow Method results in a fair market value of Poda deemed to be $6.7 million to $7.5 million as outlined in Schedule 6.0.

15.2	Guideline Public Company Method

The GPC Method involves identifying public companies with operations similar to the subject company with stocks that trade freely in the public markets on a daily basis. The objective of the GPC Method is to derive multiples to apply to the fundamental financial variables of the subject company. Since the indication of value is based on minority interest transactions, if one is valuing a controlling interest, it may sometimes be necessary to consider applying a premium for control. A discount for lack of marketability may also be appropriate.

Evans & Evans identified 17 companies as outlined in Table 1 of Schedule 7.0 — Poda Guideline Public Company Method as potential guideline companies for Poda. The companies selected were involved in the marijuana / cannabis sector either product suppliers or providing consultation services.

The reader of the Report should note that although the guideline companies may not be direct competitors to PTL, they do or may offer similar products and/or services to their target markets and embody similar business, technical and financial risk/reward characteristics that a notional investor would consider as being comparable.

Thereafter, those companies with revenues less than $500,000, or an enterprise value greater than $500 million were removed from the analysis. The seven companies outlined in Table 2 were utilized in the analysis.

EVANS & EVANS, INC.

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018	Page 28

Evans & Evans gathered data for enterprise value ("EV") over trailing 12-month ("TIM") revenues multiples. The result was a range of EV /TTM revenue multiples of 1.38 to over 42.21.

In determining an appropriate multiple of enterprise value to revenues to apply to PTL, Evans & Evans considered each of the companies listed in Table 2 and considered a number of relevant factors including business model, revenues, and stage of development. Evans & Evans deemed it appropriate to focus on Electronic Cigarettes International Group, Ltd., Gilla Inc. and VPR Brands, LP.

As Poda was at an earlier stage of developing its business, Evans & Evans deemed it appropriate to utilize the enterprise to TTM revenue multiplier of 2.55, the average of the three most comparable companies. Thereafter the multiple was adjusted to reflect the size of Poda relative to the selected companies and Poda as a private company had less liquidity.

Evans & Evans utilized a weighting of Poda's projected FY 2019 (as the first year of commercial sales) and FY 2020 revenues. Thereafter, the enterprise value to revenue multiple was applied to the calculated revenue to determine the low and high enterprise values. Evans & Evans then deducted the outstanding debt and added back cash to arrive at a fair market value of $1.44 million.

The reader is advised to refer to Schedule 7.0 for further detailed calculations.

15.3	Poda Valuation Conclusions

Upon arriving at the fair value of PTL under the two methods outlined in sections 15.1 and 15.2 of this Report, Evans &Evans deemed it appropriate to apply a weighting to the two methodologies to balance the potential of Poda going forward with its current pre-revenue status.

The low end of the range of fair market value of PTL was determined to be $1.44 million. In arriving at the low end of the range, Evans & Evans deemed it appropriate to rely only on the Guideline Pubic Company Method, the reasons for which are: (1) Poda is pre-revenue and many of the guideline companies have revenues less than $1.0 million; and (2) the Guideline Public Company Method puts more weight on short-term results. In arriving at the high end of the range, Evans & Evans placed no reliance on the Discounted Cash Flow Method because many companies in the cannabis sector are projecting significant growth and given the early stage nature of the market there remains risk with future results which can be captured with a risk-weighted rate of return.

Method	Midpoint	Weighting

Discounted Cash Flow Method	$10,450,000	0.0%	$0
Guideline Public Company Method	$1,440,000	100.0%	$1,440,000
Fair Market Value			$1,440,000

The high end of the range of fair market value of PTL was determined to be $1.89 million. In arriving at the high end for fair market value of Poda more weighting was placed on the Discounted Cash Flow Method given the growth projected by Poda and the growth rates being realized by companies in the sector.

EVANS & EVANS, INC.

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018	Page 29

Method	Midpoint	Weighting

Discounted Cash Flow Method	$10,450,000	5.0%	$522,500
Guideline Public Company Method	$1,440,000	95.0%	$1,368,000
Fair Market Value			$1,890,000

16.0	VALUATION CONCLUSIONS

The fair market value of the Public Company was determined to be in the range of $157,800,000 to $166,500,000. The fair market value of Poda was determined to be in the range of $1,440,000 to $1,890,000.

17.0	FAIRNESS CONCLUSIONS

There are a number of qualitative and quantitative factors associated with the completion of the Proposed Transaction that the Shareholders might consider in determining the overall fairness of the Proposed Transaction. In assessing the fairness of the Proposed Transaction to the common shareholders of Invictus, Evans & Evans has considered, inter alia, the following:

a)

Evans & Evans calculated the fair market value of Invictus base on its current trading price and based on mergers and acquisitions in the LP space. Evans & Evans found that the market appears to value licensed capacity and potential capacity for LPs and for product companies, the focus is on revenues. Accordingly, in the short-term it does appear that Invictus and Poda are valued in the market based on different fundamentals.

Overall, Evans & Evans found data to support the combined market capitalizations of Invictus post-Proposed Transaction and Poda, would exceed the market capitalization of Invictus pre- Proposed Transaction.

b)

The Proposed Transaction does not change the ownership position of current Invictus shareholders. Each Invictus shareholder will hold the same number of shares in Invictus post- Proposed Transaction as pre-Proposed Transaction.

c)	Each shareholder of Invictus will hold the same pro rata ownership in Poda as they hold in Invictus, prior to any financings.

d)	On completion of the Proposed Transaction, the proportional interest that Invictus shareholders will own in the assets of Invictus (pre-Proposed Transaction) will remain unchanged.

e)

Poda does intend to make an application to have its shares listed on a recognized Canadian stock exchange prior to year-end 2018, however, there is no assurance the shares of Poda, should it be successful in securing a listing, will see the same levels of liquidity as the Invictus shares on the TSX-V.

EVANS & EVANS, INC.

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018	Page 30

f)

The working capital in Poda is expected to be sufficient to complete development of its beta product and provide for 12 months of working capital. Accordingly, Poda will have the opportunity to potentially enhance its shareholder value prior to seeking additional financing.

g)	The Proposed Transaction is expected to provide greater market awareness for Poda.

h)	As Invictus has not announced the Proposed Transaction, no analysis could be undertaken as to the impact of the announcement on the share price of Invictus.

17.1	Fairness of the Proposed Transaction

Based upon Evans & Evans' valuation work and subject to all of the foregoing, Evans & Evans is of the opinion, as at the Valuation Date and the Fairness Date, that the terms of the Proposed Transaction are fair, from a financial point of view, to the Shareholders.

In considering fairness, from a financial point of view, Evans & Evans considered the Proposed Transaction from the perspective of the Shareholders as a group and did not consider the specific circumstances of any particular shareholder, including with regard to income tax considerations.

18.0	CERTIFICATION AND QUALIFICATIONS

18.1	Qualifications

The Report preparation, and related fieldwork and due diligence investigations, were carried out by Jennifer Lucas and thereafter reviewed by Michael Evans.

Mr. Michael A. Evans, MBA, CFA, CBV, ASA, Principal, founded Evans & Evans, Inc. in 1988. For the past 31 years, he has been extensively involved in the financial services and management consulting fields in Vancouver, where he was a Vice-President of two firms, The Genesis Group (1986-1989) and Western Venture Development Corporation (1989-1990). Over this period, he has been involved in the preparation of over 2,500 technical and assessment reports, business plans, business valuations, and feasibility studies for submission to various Canadian stock exchanges and securities commissions as well as for private purposes. Formerly, he spent three years in the computer industry in Western Canada with Wang Canada Limited (1983-1986) where he worked in the areas of marketing and sales.

Mr. Michael A. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master's degree in Business Administration from the University of Portland, Oregon (1983) where he graduated with honors; the professional designations of Chartered Financial Analyst (CFA), Chartered Business Valuator (CBV) and Accredited Senior Appraiser. Mr. Evans is a member of the CFA Institute, the Canadian Institute of Chartered Business Valuators ("CICBV") and the American Society of Appraisers ("ASA").

EVANS & EVANS, INC.

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018	Page 31

Ms. Jennifer Lucas, MBA, CBV, ASA, Managing Partner, joined Evans & Evans in 1997. Ms. Lucas possesses several years of relevant experience as an analyst in the public and private sector in British Columbia and Saskatchewan. Her background includes working for the Office of the Superintendent of Financial Institutions of British Columbia as a Financial Analyst. Ms. Lucas has also gained experience in the Personal Security and Telecommunications industries. Since joining Evans & Evans Ms. Lucas has been involved in writing and reviewing over 1,500 valuation and due diligence reports for public and private transactions.

Ms. Lucas holds: a Bachelor of Commerce degree from the University of Saskatchewan (1993), a Masters in Business Administration degree from the University of British Columbia (1995). Ms. Lucas holds the professional designations of Chartered Business Valuator and Accredited Senior Appraiser. She is a member of the CICBV and the ASA.

18.2	Certification

The analyses, opinions, calculations and conclusions were developed, and this Report has been prepared in accordance with the standards set forth by the Canadian Institute ofChartered Business Valuators and the disclosure provided in the Instrument. The fee established for the Report has not been contingent upon the value or other opinions presented.

The authors of the Report have no present or prospective interest in the Public Company, or any entity that is the subject of this Report, and we have no personal interest with respect to the parties involved. We confirm we are independent to the Public Company and Poda.

Yours very truly,

EVANS & EVANS, INC.

19.0	SCHEDULES

Schedule 1.0 — Invictus Historical Financial Statements.
Schedule 2.0 — Poda Historical Financial Statements
Schedule 3.0 — Poda Financial Forecast
Schedule 4.0 — Poda Tangible Asset Backing
Schedule 5.0 — Invictus Mergers & Acquisition Method
Schedule 6.0 — Poda Discounted Cash Flow Method
Schedule 7.0 — Poda Guideline Public Company Method

EVANS & EVANS, INC.

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018

SCHEDULE 1.0 — INVICTUS HISTORICAL FINANCIAL STATEMENTS

EVANS & EVANS, INC.

Invictus MD Strategies Corp.
Balance Sheet

C$	Management	% of	Audited	% of	Audited	% of	Audited	% of
	April 30, 2018	Assets	January 31, 2018	Assets	January 31, 2017	Assets	January 31, 2016	Assets
Assets
Current Assets
Cash	$19,449,188	16.4%	$37,593,985	32.6%	$463,357	2.3%	$237,653	2.9%
Short-Term Investment	$0	0.0%	$0	0.0%	$3,000,000	15.0%	$0	0.0%
Accounts Receivable	$1,052,271	0.9%	$883,381	0.8%	$633,213	3.2%	$1,453,650	17.9%
Prepaid Expenses and Other	$526,075	0.4%	$329,109	0.3%	$90,414	0.5%	$56,530	0.7%
Biological Assets	$154,363	0.1%	$181,534	0.2%	$0	0.0%	$0	0.0%
Inventory	$2,684,488	2.3%	$2,302,484	2.0%	$552,725	2.8%	$570,350	7.0%
Loans Receivable	$475,000	0.4%	$375,000	0.3%	$955,150	4.8%	$0	0.0%
Assets Held for Sale	$0	0.0%	$0	0.0%	$0	0.0%	$4,871,419	60.0%
	$24,341,385	20.5%	$41,665,493	36.1%	$5,694,859	28.4%	$7,189,602	88.6%

Investments in Associates	$23,118,699	19.5%	$13,281,002	11.5%	$12,466,000	62.2%	$0	0.0%
Property & Equipment	$8,246,290	7.0%	$5,871,398	5.1%	$353,707	1.8%	$62,499	0.8%
Intangible Assets	$48,839,932	41.2%	$40,641,365	35.2%	$1,160,385	5.8%	$861,150	10.6%
Other Assets	$13,987,546	11.8%	$13,987,365	12.1%	$373,521	1.9%	$0	0.0%
	$94,192,467	79.5%	$73,781,130	63.9%	$14,353,613	71.6%	$923,649	11.4%

Total Assets	$118,533,852	100.0%	$115,446,623	100.0%	$20,048,472	100.0%	$8,113,251	100.0%

Liabilities
Current Liabilities
Bank Indebtedness	$0	0.0%	$0	0.0%	$91,144	0.5%	$456,501	5.6%
Accounts Payable and Accrued Liabilities	$1,561,077	1.3%	$2,021,238	1.8%	$332,427	1.7%	$1,151,411	14.2%
Deferred Revenue	$0	0.0%	$561,166	0.5%	$0	0.0%	$0	0.0%
Note Payable	$0	0.0%	$0	0.0%	$2,000,000	10.0%	$0	0.0%
	$1,561,077	1.3%	$2,582,404	2.2%	$2,423,571	12.1%	$1,607,912	19.8%

Non-current Liabilities
Convertible Loan	$0	0.0%	$0	0.0%	$0	0.0%	$207,200	2.6%
Deferred Tax Liability	$10,030,000	8.5%	$10,030,000	8.7%	$0	0.0%	$0	0.0%
Deposit	$0	0.0%	$0	0.0%	$0	0.0%	$50,000	0.6%
Liabilities Associated with Assets Held for Sale	$0	0.0%	$0	0.0%	$0	0.0%	$529,000	6.5%
	$10,030,000	8.5%	$10,030,000	8.7%	$0	0.0%	$786,200	9.7%

Shareholders' Equity
Share Capital	$115,476,085	97.4%	$107,231,193	92.9%	$17,343,846	86.5%	$3,875,263	47.8%
Subscriptions Receivable	$0	0.0%	$0	0.0%	-$105,000	-0.5%	$0	0.0%
Contributed Surplus	$20,035,136	16.9%	$21,143,715	18.3%	$6,137,595	30.6%	$384,539	4.7%
Equity Portion of Convertible Loan	$0	0.0%	$0	0.0%	$0	0.0%	$68,361	0.8%
Deficit	-$30,227,516	-25.5%	-$27,178,934	-23.5%	-$7,401,110	-36.9%	-$812,202	-10.0%
	$105,283,705	88.8%	$101,195,974	87.7%	$15,975,331	79.7%	$3,515,961	43.3%
Non-Controlling Interest	$1,659,070	1.4%	$1,638,426	1.4%	$1,649,570	8.2%	$2,203,178	27.2%
	$106,942,775	90.2%	$102,834,400	89.1%	$17,624,901	87.9%	$5,719,139	70.5%
	$118,533,852	100.0%	$115,446,804	100.0%	$20,048,472	100.0%	$8,113,251	100.0%

EVANS & EVANS, INC.

Invictus MD Strategies Corp.
Income Statement

CS	Management		Audited		Audited		Audited
	3 Months Ended	% of	12 Months Ended	% of	12 Months Ended	% of	12 Months Ended	% of
	April 30, 2018	Revenues	January 31, 2018	Revenues	January 31, 2017	Revenues	January 31, 2016	Revenues

Revenue	$1,302,053	100.0%	$2,364,423	100.0%	$2,549,061	100.0%	3706125	100.0%
Cost of Sales	$1,074,656	82.5%	$2,018,253	85.4%	$1,559,767	61.2%	$2,500,737	67.5%
Gross Margin Before Fair Value Adjustment	$227,397	17.5%	$346,170	14.6%	$989,294	38.8%	$1,205,388	32.5%
Unrealized Gain on Fair Value of Biological Assets	$336,686	25.9%	$1,311,925	55.5%	$0	0.0%	$0	0.0%
Gross Margin	$564,083	43.3%	$1,658,095	70.1%	$989,294	38.8%	$1,205,388	32.5%

Operating Expenses
Sales and Marketing	$991,165	76.1%	$2,745,855	116.1%	$597,906	23.5%	$607,840	16.4%
General and Administrative	$1,809,644	139.0%	$5,269,212	222.9%	$0	0.0%	$0	0.0%
Research and Development	$0	0.0%	$11,486	0.5%	$0	0.0%	$0	0.0%
Depreciation	$630,169	48.4%	$1,855,755	78.5%	$5,839	0.2%	$9,670	0.3%
Acquisition Costs	$0	0.0%	$3,399,830	143.8%	$0	0.0%	$0	0.0%
Filing and Transfer Agent Fees	$0	0.0%		0.0%	$39,148	1.5%	$34,628	0.9%
Management Fees and Wages	$0	0.0%		0.0%	$2,257,618	88.6%	$686,642	18.5%
Office and General	$0	0.0%		0.0%	$517,980	20.3%	$295,723	8.0%
Professional Fees	$0	0.0%		0.0%	$409,588	16.1%	$332,953	9.0%
Rent	$0	0.0%		0.0%	$75,429	3.0%	$99,539	2.7%
Stock-based Compensation	$38,190	2.9%	$7,419,953	313.8%	$2,428,780	95.3%	$116,612	3.1%
	$3,469,168	266.4%	$20,702,091	875.6%	$6,332,288	248.4%	$2,183,607	58.9%

Net Loss from Operations	-$2,905,085	-223.1%	-$19,043,996	-805.4%	-$5,342,994	-209.6%	-$978,219	-26.4%

Other Income (Expense)
Bargain Purchase Gain		0.0%		0.0%	$0	0.0%	$512,234	13.8%
Interest Income	$37,116	2.9%	$144,147	6.1%	$0	0.0%	$0	0.0%
Foreign Exchange and other Loss	$2,335	0.2%	$23,581	1.0%	-$8,583	-0.3%	-$31,080	-0.8%
Loss on Option Agreements	$0	0.0%	-$373,521	-15.8%	-$45.155	-1.8%	$0	0.0%
Loss on Write-off of Loans Receivable	$0	0.0%	-$999,564	-42.3%	$0	0.0%	$0	0.0%
Gain on Disposal of Investments in Associates		0.0%		0.0%	$0	0.0%	$229,195	6.2%
Gain on Fair Value of Measurable Equity		0.0%	-$594,998	-25.2%	$0	0.0%	$697,500	18.8%
Gain on Sale of Inventory		0.0%		0.0%	$9,103	0.4%	$0	0.0%
Interest Expense and Accretion		0.0%		0.0%	-$81,303	-3.2%	-$18,061	-0.5%
Share of Loss of Equity Accounted Investees	-$162,304	-12.5%		0.0%	$0	0.0%	-$114,610	-3.1%
Loss on Sale of Subsidiary		0.0%		0.0%	$0	0.0%	-$153,892	-4.2%
Loss on Sale of Sun Blaster		0.0%		0.0%	-$741,239	-29.1%	$0	0.0%
Gain on Sale of Property, Plant and Equipment	$0	0.0%	$2,076	0.1%	$0	0.0%	$0	0.0%
Gain on Write-off of Shareholder Loan	$0	0.0%	$215,447	9.1%	$0	0.0%	$0	0.0%
Other Loss		0.0%		0.0%	$0	0.0%	$0	0.0%
Write-off of Deposit		0.0%		0.0%	$0	0.0%	-$150,000	-4.0%
	-$122,853	-9.4%	-$1,582,832	-66.9%	-$867,177	-34.0%	$971,286	26.2%

Net Loss before Income Taxes	-$3,027,938	-232.6%	-$20,626.828	-872.4%	-$6,210,171	-243.6%	-$6,933	-0.2%
Deferred Income Tax Recovery	$0	0.0%	$795,941	33.7%	$529,000	20.8%	$0	0.0%
Current Income Tax Expense	$0	0.0%	$41,919	1.8%	-$44,792	-1.8%	$0	0.0%
Net Loss and Comprehensive Loss	-$3,027,938	-232.6%	-$19,788,968	-836.9%	-$5,725,963	-224.6%	-$6,933	-0.2%

Income (Loss) Attributable to:
Owners of the Company	-$3,048,582		-$19,777,824		-$5,639,272		-$102,1 1 1
Non-Controlling Interest	$20,644		-$11,144		-$86,691		$95,178

EVANS & EVANS, INC.

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018

SCHEDULE 2.0 — PODA HISTORICAL FINANCIAL STATEMENTS

EVANS & EVANS, INC.

Poda Technologies Ltd.
Balance Sheet
As At

	Management	% of	Management	% of	Management	% of
C$	May 31, 2018	Assets	January 31, 2017	Assets	January 31, 2016	Assets

Assets
Current Assets
Cash and Cash Equivalents	$21,068	1.9%	$2,580	0.6%	$953	0.7%
Prepaid Expenses		0.0%	$13,494	2.9%		0.0%
	$21,068	1.9%	$16,073	3.5%	$953	0.7%

Shareholder Loan	$100	0.0%	$100	0.0%	$100	0.1%
Vape Development	$988,174	91.1%	$406,315	87.2%	$120,490	86.8%
Patents & Trademarks	$74,975	6.9%	$43,357	9.3%	$17,336	12.5%
	$1,063,248	98.1%	$449,773	96.5%	$137,926	99.3%

Total Assets	$1,084,316	100.0%	$465,846	100.0%	$138,878	100.0%

Liabilities and Shareholders Equity
Current Liabilities
Accounts Payable	$0	0.0%	$18,896	4.1%	$0	0.0%
Due to Invictus MD	$1,193,754	110.1%	$475,100	102.0%	$141,309	101.8%
GST / PST Payable	-$10,792	-1.0%	-$7,391	-1.6%	-$1,736	-1.2%
	$1,182,962	109.1%	$486,604	104.5%	$139,573	100.5%

Loan Payable to Invictus MD	$0	0.0%	$47.727	10.2%	$47,727	34.4%

Shareholders' Equity
Capital Stock	$160	0.0%	$160	0.0%	$160	0.1%
Retained Earnings	-$98,807	-9.1%	-$68,645	-14.7%	-$48,582	-35.0%
	-$98,647	-9.1%	-$68,485	-14.7%	-$48,422	-34.9%
	$1,084,316	100.0%	$465,846	100.0%	$138,878	100.0%

Poda Technologies Ltd.
Income Statement
As At

	Management	Management	Management
	16 Months Ended	12 Months Ended	12 Months Ended
C$	May 31, 2018	January 31. 2017	January 31, 2016

Expenses
Advertising and promotion		$11,262	$800
Bank Service Charges		$109	$277
Consulting Fees		$0	$400
Meals and entertainment		$189	$0
Management Fees		$0	$24,000
Legal Fees		$1,211	$6,309
Office Supplies		$3,946	$14,076
Travel Expense		$3,346	$2,720
	-$30.161	$20,063	$48,582

Net Loss for the Period	-$30,161	$20,063	$48,582

EVANS & EVANS, INC.

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018

SCHEDULE 3.0 — PODA FINANCIAL FORECAST

EVANS & EVANS, INC.

Poda Technologies Ltd.
Pro Forma Income Statement
For the Years Ended January 31

C$	2019	2020	2021	2022	2023

Revenue	$1,103,533	$13,712,343	$39,163,559	$65,281,745	$84,886,268
Cost of Sales	$433,908	$6,665,844	$20,816,351	$36,820,107	$47,866,139
Gross Margin	$669,625	$7,046,499	$18,347,208	$28,461,638	$37,020,129

General and Administrative Expenses
Wages and benefits	$523,946	$2,137,785	$3,209,588	$3,312,921	$4,306,797
Advertising and promotion	$901,600	$931,607	$1,426,706	$1,961,939	$2,550,520
Travel	$156,310	$531,260	$637,260	$650,005	$845,007
Research and development	$464,091	$250,000	$500,000	$1,000,000	$1,300,000
Depreciation	$63,929	$134,990	$218,170	$222,363	$289,071
Office and miscellaneous	$240,704	$166,809	$170,145	$173,548	$225,612
Professional fees	$248,500	$202,270	$246,115	$210,038	$273,049
Bank charges	$7,224	$71,010	$198,315	$328,956	$427,642
Repairs and maintenance & automobile	$27,172	$56,224	$89,551	$91,285	$118,670
Meals and entertainment	$22,560	$64,722	$78,746	$80,321	$104,417
Freight	$4,158	$62,545	$196,414	$348,617	$453,202
Rent and facility	$39,000	$39,780	$40,576	$41,387	$53,803
Bad debt expense	$2,759	$34,281	$97,909	$163,204	$212,166
Inventory obsolescence	$2,759	$34,281	$97,909	$163,204	$212,166
Insurance	$27,200	$27,744	$28,299	$28,865	$37,524
Telephone	$12,000	$12,240	$12,485	$12,734	$16,555
Utilities	$7,200	$7,344	$7,491	$7,641	$9,933
Supplies and tools	$4,000	$4,080	$4,162	$4,245	$5,518
	$2,755,112	$4,768,970	$7,259,841	$8,801,271	$11,441,652

Net Income before Tax	-$2,085,487	$2,277,529	$11,087,367	$19,660,367	$25,578,476
Income Tax	-$542,227	$592,158	$2,882,716	$5,111,695	$6,650,404
Net Income	-$1,543,260	$1,685,371	$8,204,652	$14,548,671	$18,928,072

Capital Expenditures	-$1,058,883	-$33,000	-$665,900	-$34,000	-$1,825,733

Poda Technologies Ltd.
Pro Forma Income Statement
For the Years Ended January 31

Common Sized	2019	2020	2021	2022	2023

Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of Sales	39.3%	48.6%	53.2%	56.4%	56.4%
Gross Margin	60.7%	51.4%	46.8%	43.6%	43.6%

General and Administrative Expenses
Wages and benefits	47.5%	15.6%	8.2%	5.1%	5.1%
Advertising and promotion	81.7%	6.8%	3.6%	3.0%	3.0%
Travel	14.2%	3.9%	1.6%	1.0%	1.0%
Research and development	42.1%	1.8%	1.3%	1.5%	1.5%
Depreciation	5.8%	1.0%	0.6%	0.3%	0.3%
Office and miscellaneous	21.8%	1.2%	0.4%	0.3%	0.3%
Professional fees	22.5%	1.5%	0.6%	0.3%	0.3%
Bank charges	0.7%	0.5%	0.5%	0.5%	0.5%
Repairs and maintenance & automobile	2.5%	0.4%	0.2%	0.1%	0.1%
Meals and entertainment	2.0%	0.5%	0.2%	0.1%	0.1%
Freight	0.4%	0.5%	0.5%	0.5%	0.5%
Rent and facility	3.5%	0.3%	0.1%	0.1%	0.1%
Bad debt expense	0.2%	0.3%	0.2%	0.2%	0.2%
Inventory obsolescence	0.2%	0.3%	0.2%	0.2%	0.2%
Insurance	2.5%	0.2%	0.1%	0.0%	0.0%
Telephone	1.1%	0.1%	0.0%	0.0%	0.0%
Utilities	0.7%	0.1%	0.0%	0.0%	0.0%
Supplies and tools	0.4%	0.0%	0.0%	0.0%	0.0%
	249.7%	34.8%	18.5%	13.5%	13.5%

Net Income before Tax	-189.0%	16.6%	28.3%	30.1%	30.1%
Income Tax	-49.1%	4.3%	7.4%	7.8%	7.8%
Net Income	-139.8%	12.3%	20.9%	22.3%	22.3%

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018

SCHEDULE 4.0 — PODA TANGIBLE ASSET BACKING

EVANS & EVANS, INC.

Poda Technologies Ltd.
Tangible Asset Backing
As At June 30, 2018 Based on May 31, 2018 Financial Statements

	Book		Tangible
C$	Value	Adjustment	Asset Backing	Note

Current Assets
Cash and Cash Equivalents	$21,068		$21,068
Prepaid Expenses	$0		$0
	$21,068		$21,068

Shareholder Loan	$100	$-100	$0	1
Vape Development	$988,174	$-988,174	$0	2
Patents & Trademarks	$74,975	-$74,975	$0	2

Total Assets	$1,084,316		$21,068

Liabilities
Accounts Payable	$0		$0
Due to Invictus MD	$1,193,754		$1,193,754	3
GST / PST Payable	$-10,792		$-10,792

Loan Payable to Invictus MD	$0		$0

Assets Less Liabilities	$-98,647		$-1,161,895

Leverage Analysis			$0	4
Stub Period Net Income			$-1.885	5

Tangible Asset Backing, say			-$1,164,000

Notes

1	Amount is not expected to be repaid.
2	Intangible assets related to development of Poda's intellectual property have been removed as they are not tangible assets.
3	As per the terms of the Proposed Transaction, Poda will be required to repay Invictus for the development of its technology.
4	Poda has no positive or negative redundancies.
5	Adjustment to account for the timing difference between the date of the most recent financial statements and the Valuation Date.

Net Loss for the Period Ended May 31, 2018	$-30,161
Net Loss per Month	$-1,885
Number of Months to Adjust	1

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018

SCHEDULE 5.0 — INVICTUS MERGERS&ACQUISITION METHOD

EVANS & EVANS, INC.

Invictus MD Strategies Corp.
Mergers &Acquisitions Method

						Intended
					Facility	Capacity	Cultivation	Sales
No.	Closing Date	Acquirer	Target	Price		Size (kg)	License	License	$	/ Ft2	$1 Kg

1	25-Jul-18	Aurora Cannabis Inc.	MedReleaf Corp.	$2,738,346,031	1,303,670	140,000	Yes	Yes		$2,100.49	$57,156.25
2	30-Apr-18	Aurora Cannabis Inc.	CanniMed Therapeutics Inc.	$1,085,968,787	247,000	19000	Yes	Yes		$4,396.63	$57,156.25
3	23-Mar-18	Aphria Inc.	Nuuvera Inc.	$507,281,000	25,000	864	Yes	Yes		$20,291.24	$900,553.24
4	13-Feb-18	Aphria Inc.	Broken Coast Cannabis Inc.	$234,655,206	44,000	10500	Yes	Yes		$5,333.07	$22,348.11
5	16-Jan-18	Aurora Cannabis Inc.	The Green Organic Dutchman Holdings Ltd.	$312,145,289	7,543	14,000	Yes	Yes		$41,382.11	$22,296.09
6	2-Feb-18	GreenTec Holdings	GrenEx Pharms Inc	$16,000,000	14,000	1300	Yes	No		$1,142.86	$12,307.69
7	28-Aug-17	Canopy Growth Corporation	Spot Therapeutics Inc.	$993,000	40,000	4,800	No	No		$24.83	$206.88
8	27-Jun-17	Golden Leaf Holdings Ltd.	Medical Marihuana Group Corporation	$10,493,571			No	No		n/a	n/a
9	2-May-17	Canopy Growth Corporation	rTrees Producers Limited	$30,927,000	90,000		No	No		$343.63	n/a
10	31-Jan-17	Canopy Growth Corporation	Mettrum Health Corp.	$350,334,000	94,480	6000	Yes	Yes		$3,708.02	$58,389.00
1 1	24-Nov-16	The Green Organic Dutchman Holdings Ltd.	The Green Organic Dutchman Ltd.	$6,595,361	7,543		Yes	No		$874.37

Average	$8,610.75	$153,322.47
Median	$3,708.02	$22,348.11
Coefficient of Variance	1.53	2.01

Min	$3.54	$206.88
Max	$41,382.11	$900.553.24

Invictus MD Strategies Corp.
C$		Low	High

Square Footage (December 2018)		56,000	56,000
Multiple		$2,500.00	$2,750.00
Enterprise Value		$140,000,000	$154,000,000
Plus Cash:		$19,449,188	$19,449,188
Less: Debt		$0	$0
Market Value		$159,450,000	$173,450,000
	S	S166.500,000

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018

SCHEDULE 6.0 — PODA DISCOUNTED CASH FLOW METHOD

EVANS & EVANS, INC.

Poda Technologies Ltd.
Discounted Cash Flow Method - Scenario Based Analysis

Canadian Dollars	LOW CASE
	Discounted Cash		Expected	Discount on	Discount on
	Flow	Probability	Value	Revenues	Expenses

Scenario A	$12,600,000	20.0%	$2,520,000	0.00%	0.00%
Scenario B	$8,640,000	30.0%	$2,592,000	15.00%	5.00%
Scenario C	$4,680,000	30.0%	$1,404,000	30.00%	10.00%
Scenario D	$720,000	20.0%	$144,000	45.00%	15.00%

Fair Market Value, say			$6,700,000

Canadian Dollars	HIGH CASE
	Discounted Cash			Discount on	Discount on
	Flow	Probability	Value	Revenues	Expenses

Scenario A	$12,600,000	25.0%	$3,150,000	0.00%	0.00%
Scenario B	$8,640,000	35.0%	$3,024,000	15.00%	5.00%
Scenario C	$4,680,000	25.0%	$1,170,000	30.00%	10.00%
Scenario D	$720,000	15.0%	$108,000	45.00%	15.00%

Fair Market Value, say			$7,500,000

Poda Technologies Ltd.	Scenario A
Discounted Cash Flow Method
For the Period Ended January 31,

		7 Months		12 Months		12 Months		12 Months		12 Months
C$		2019		2020		2021		2022		2023

Revenue		$1,103,533		$13,712,343		$39,163,559		$65,281,745			1
Cost of Sales		$433,908		$6,665,844		$20,816,351		$36,820,107			2
Operating Expenses		$2,755,112		$4,768,970		$7,259,841		$8,801,271			3
	-$	2,085,487		$2,277,529		$11,087,367		$19,660,367

Net Income Before Tax	-$	2,085,487		$2,277,529		$11,087,367		$19,660,367
Tax Loss Carry Forwards		$0	-$	2,154,132		$0		$0			4
Tax Due On	-$	2,085,487		$123,397		$11,087,367		$19,660,367
Tax		$0		$32,700		$2,938,152		$5,209,997
Net Income		-$2,085,487		$2,244,829		$8,149,215		$14,450,369

Add: Depreciation		$63,929		$134,990		$134,990		$134,990			5
Working Capital Adjustment		$0	-$	1,891,322	-$	3,817,682	-$	3,917,728			6
Capital Expenditures		$1,025,883		$0		$632,900		$1,000			7
Cash Flow After Tax		$-995,675		$488,497		$5,099,423		$10,668,632

Sustaining Capital Reinvestment		$3,017		$5,173		$5,173		$5,173
Less: Tax Shield Related Thereto:

Sustaining Capital Reinvestment,
Net of Related Tax Shield		$16,233		$27,827		$27,827		$27,827
Cash Flow	-$	1,011,907		$460,670		$5,071,595		$10,640,804

Net Cash Flow	-$	1,011,907		$460,670		$5,071,595		$10,640,804

Discounted Cash Flow@29.1%	-$	939,197		$349,226		$2,977,358		$4,837,605

Discounted Cash Flow@27.2%	-$	943,266		$354,879		$3,070,737		$5,063,835

Add: Residual Value (Multiplex Terminal Year) and apply Discount Rate of 29.1%										9,191,449
Add: Residual Value (Multiplex Terminal Year) and apply Discount Rate of 27.2%										9,621,287
Total Discounted Cash Flow (High)										16,416,440
Total Discounted Cash Flow (Low)										17,167,472
Less: Outstanding Debt										1,193,754
Less: Equity Required to Achieve Results										3,000,000
Fair Market Value									S	12.600,000
Assumed Annual Sustaining Capital Reinvestment		19,250		33,000		33,000		33,000		33,000
Discount Rate High - Note 7		29.1%				Tax Rate		26.5%
Discount Rate Low - Note 7		27.2%

Residual Multiple - Note 8		1.90

Poda Technologies Ltd.	Scenario A
Discounted Cash Flow Method
For the Period Ended .January 31,

Notes

1 As detailed in Schedule 1.0.
	2019	2020	2021	2022	2023
Management Revenues	$1,103,533	$13,712,343	$39,163,559	$65,281,745	$84,886,268

2 As detailed in Schedule 1.0.
	2019	2020	2021	2022	2023
Cost of Sales	$433,908	$6,665,844	$20,816,351	$36,820,107	$47,866,139
% of Revenues		48.6%	53.2%	56.4%	56.4%

3 As detailed in Schedule 1.0.
	2019	2020	2021	2021	2023
Operating Expenses	$2,755,112	$4,768,970	$7,259,841	$8,801,271	$11,441,652
% of Management Revenues		34.8%	18.5%	13.5%	13.5%

4 Tax Loss Available	68,645	2,154,132	0	0	0
Net Earnings Before Tax	-2,085,487	2,277,529	11,087,367	19,660,367	0
Tax Loss Created (Used)	2,085,487	-2,154,132	0	0	0
Ending Tax Loss Available	2,154,132	0	0	0	0

5 Depreciation	$63,929	$134,990	$134,990	$134,990	$134,990
6 Change in Working Capital Assumed as a % of Revenue Increase		15.0%	15.0%	15.0%	15.0%
7 Capital Expenditures	$1,025,883	$0	$632,900	$1,000	$1,792,733
7 Discount Rate Build-Up.
Assumptions as at June 30, 2018
Cost of Debt	12.00%
Tax Rate	26.50%		Debt	5.0%
			Equity	95.0%
Cost of Equity
Long-term government bond yields	2.20%	2.20%
Adjusted large cap equity risk premia	3.50%	3.50%
Small cap equity risk premia	3.50%	3.50%
Company specific risk and growth premium	19.00%	21.00%
Required equity return to induce investment	28.20%	30.20%

Weighted Average Cost of Capital
WACC - Low	=Cost of Debt (1-tax rate) (Debt/Total Capital) + Cost of Equity (Equity/Total Capital) 27.23%

WACC - High	=Cost of Debt (1-tax rate) (Debt/Total Capital) + Cost of Equity (Equity/Total Capital) 29.1%

8 Multiple for Terminal Value
Average WACC	28.2%
Long Term Growth	2.0%
Cap Rate	26.2%
Multiple for Terminal Value	1.90	(Discounted for Risk)

Poda Technologies Ltd.	Scenario B
Discounted Cash Flow Method	Discount on Revenues	15.00%
For the Period Ended January 31,	Discount on Expenses	5.00%

		7 Months		12 Months		12 'Months		12 Months	12 Months
C$		2019		2020		2021		2022	2023

Revenue		$938,003		$11,655,492		$33,289,025		$55,489,483		1
Cost of Sales		$368,822		$5,665,967		$17,693.898		$31.297,091		2
Operating Expenses		$2,617,356		$4,530,522		$6,896,849		$8,361,208		1
	-$	2,048,175		$1,459,003		$8,698.278		$15,831,184

Net Income Before Tax	-$	2,048,175		$1,459,003		$8,698,278		$15,831,184
Tax Loss Carry Forwards		$0	-$	1,459,003	-$	657,817		$0		3
Tax Due On	-$	2,048,175		$0		$8,040,461		$15,831,184
Tax		$0		$0		$2,130,722		$4,195,264
Net Income	-$	2,048,175		$1,459,003		$6,567,556		$11,635,921

Add: Depreciation		$63,929		$134,990		$134,990		$134,990		1
Working Capital Adjustment		$0	-$	1,607,623	-$	3,245,030	-$	3,330,069		4
Capital Expenditures		$1,025,883		$0		$632,900		$1,000		1
Cash Flow After Tax		-$958,363		-513,631		$4,090,416		$8,441,842

Sustaining Capital Reinvestment		$3,017		$5,173		$5,173		$5,173
Less: Tax Shield Related Thereto:

Sustaining Capital Reinvestment,
Net of Related Tax Shield		$16,233		$27,827		$27,827		$27,827
Cash Flow	-$	974,595	-$	41,458		$4,062,589		$8,414,015

Net Cash Flow	-$	974,595	-$	41,458		$4,062,589		$8,414,015

Discounted Cash Flow@29.1%	-$	904,566	-$	31,429		$2,385,005		$3,825,244

Discounted Cash Flow@27.2%	-$	908,486	-$	31,937		$2,459,806		$4,004,132

Add: Residual Value (Multiplex Terminal Year) and apply Discount Rate of 29.1%									7,267,964
Add: Residual Value (Multiplex Terminal Year) and apply Discount Rate of 27.2%									7,607,850
Total Discounted Cash Flow (High)									12,542,219
Total Discounted Cash Flow (Low)									13,131,366
Less: Outstanding Debt									1,193,754
Less: Equity Required to Achieve Results									3,000,000	1
Fair Market Value									58,640,000
Assumed Annual Sustaining Capital Reinvestment		19,250		33,000		33,000		33,000	33,000
Discount Rate High - Note 1		29.1%				Tax Rate		26.5%
Discount Rate Low - Note 1		27.2%

Residual Multiple - Note I		1.90

Poda Technologies Ltd.	Scenario B
Discounted Cash Flow Method	Discount on Revenues	15.00%
For the Period Ended January 31,	Discount on Expenses

Notes

1 Refer to Scenario A.

2 As detailed in Schedule 1.0.
	2019	2020	2021	2022	2023
% of Revenues	39.3%	48.6%	53.2%	56.4%	#DIVIO!

3 Tax Loss Available	68,645	2,116,820	657,817	0	0
Net Earnings Before Tax	-2,048,175	1,459,003	8,698,278	15,831,184	0
Tax Loss Created (Used)	2,048,175	-1,459,003	-657,817	0	0
Ending Tax Loss Available	2,116,820	657,817	0	0	0

4 Change in Working Capital - Assumed as a % of Revenue Increase		15.0%	15.0%	15.0%	15.0%

Poda Technologies Ltd.	Scenario C
Discounted Cash Flow Method	Discount on Revenues	30.003/4
For the Period Ended January 31,	Discount on Expenses	10.00%

		7 Months		12 Months		12 Months		12 Months	12 Months
C$		2019		2020		2021		2022	2023

Revenue		$772,473		$9,598,640		$27,414,491		$45,697,222		1
Cost of Sales		$303,736		$4,666,091		$14,571,446		$25,774,075		2
Operating Expenses		$2,479,600		$4,292,073		$6,533,857		$7,921,144		1
	-$	2,010,863		$640,476		$6,309,189		$12,002,002

Net Income Before Tax	-$	2,010,863		$640,476		$6,309,189		$12,002,002
Tax Loss Carry Forwards		$0	-$	640,476	-$	1,439,032		$0		3
Tax Due On	-$	2,010,863		$0		$4,870,157		$12,002,002
Tax		$0		$0		$1,290,592		$3,180,531
Net Income	-$	2,010,863		$640,476		$5,018,597		$8,821,472

Add: Depreciation		$63,929		$134,990		$134,990		$134,990		1
Working Capital Adjustment		$0	-$	1,323,925	-$	2,672,378	-$	2,742,410		4
Capital Expenditures		$1,025,883		$0		$632,900		$1,000		1
Cash Flow After Tax	-$	921,051	-$	548,459		$3,114,110		$6,215,052

Sustaining Capital Reinvestment		$3,017		$5,173		$5,173		$5,173
Less: Tax Shield Related Thereto:

Sustaining Capital Reinvestment,
Net of Related Tax Shield		$16,233		$27,827		$27,827		$27,827
Cash Flow	-$	937,283	-$	576,286		$3,086,283		$6,187,225	$0

Net Cash Flow	-$	937,283	-$	576,286		$3,086,283		$6,187,225	$0

Discounted Cash Flow@29.1%	-$	869,935	-$	436,873		$1,811,849		$2,812,884	$0

Discounted Cash Flow@27.2%	-$	873,705	-$	443,945		$1,868,675		$2,944,428	$0

Add: Residual Value (Multiplex Terminal Year) and apply Discount Rate of 29.1%									5,344,480
Add: Residual Value (Multiplex Terminal Year) and apply Discount Rate of 27.2%									5,594,414
Total Discounted Cash Flow (High)									8,662,405
Total Discounted Cash Flow (Low)									9,089,868
Less: Outstanding Debt									1,193,754
Less: Equity Required to Achieve Results									3,000,000	1
Fair Market Value									$54,680,000
Assumed Annual Sustaining Capital Reinvestment		19,250		33,000		33,000		33,000	33,000
Discount Rate High - Note 1		29.1%				Tax Rate		26.5%
Discount Rate Low - Note 1		27.2%

Residual Multiple - Note 1		1.90

Poda Technologies Ltd.	Scenario C
Discounted Cash Flow Method	Discount on Revenues	30.00%
For the Period Ended January 31,	Discount on Expenses	10.00%

Notes

1 Refer to Scenario A.

2 As detailed in Schedule 1.0.
	2109	2020	2021	2022	2023
% of Revenues	39.3%	48.6%	53.2%	56.4%	#DIV/0!

3 Tax Loss Available	68,645	2,079,508	1,439,032	0	0
Net Earnings Before Tax	-2,010,863	640,476	6,309,189	12,002,002	0
Tax Loss Created (Used)	2,010,863	-640,476	-1,439,032	0
Ending Tax Loss Available	2,079,508	1,439,032	0	0	0

4 Change in Working Capital - Assumed as a % of Revenue Increase		15.0%	15.0%	15.0%	15.0%

Poda Technologies Ltd.	Scenario D
Discounted Cash Flow Method	Discount on Revenues	45.00%
For the Period Ended January 31,	Discount on Expenses	15.00%

		7 Months		12 Months		12 Months		12 Months		12 lontlis
(:S		2019		2020		2021		2022		2023

Revenue		$606,943		$7,541,789		$21,539,957		$35,904,960			1
Cost of Sales		$238,649		$3,666,214		$11,448,993		$20.251,059			2
Operating Expenses		$2,341,845		$4,053,625		$6,170,865		$7,481,080			1
	-$	1,973.551	-$	178,050		$3,920,100		$8,172,820

Net Income Before Tax	-$	1,973,551		178,050		$3,920,100		$8,172,820
Tax Loss Carry Forwards		$0		$0	-$	2,220,246		$0			3
Tax Due On		$1,973,551		$178,050		$1,699,854		$8,172,820
Tax		$0		$0		$450,461		$2,165,797
Net Income	-$	1,973,551	-$	178,050		$3,469,639		$6,007,023

Add: Depreciation		$63,929		$134,990		$134,990		$134,990			1
Working Capital Adjustment		$0	-$	1,040,227	-$	2,099,725	-$	2,154,750			4
Capital Expenditures		$1,025,883		$0		$632,900		$1,000			1
Cash Flow After Tax	-$	883,739	-$	1,083,287		$2,137,803		$3,988,263		$0

Sustaining Capital Reinvestment		$3,017		$5,173		$5,173		$5,173
Less: Tax Shield Related Thereto:

Sustaining Capital Reinvestment,
Net of Related Tax Shield		$16,233		$27,827		$27,827		$27,827
Cash Flow	-$	899,972	-$	1,111,114		$2,109,976		$3,960,435		$0

Net Cash Flow	-$	899,972	-$	1,111,114		$2,109,976		$3,960,435		$0

Discounted Cash Flow@29.1%	-$	835,305	-$	842,317		$1,238,694		$1,800,524		$0

Discounted Cash Flow@27.2%	-$	838,924	-$	855,953		$1,277,543		$1,884.725		$0

Add: Residual Value (Multiplex Terminal Year) and apply Discount Rate of 29.1%										3,420,995
Add: Residual Value (Multiplex Terminal Year) and apply Discount Rate of 27.2%										3,580,978
Total Discounted Cash Flow (High)										4,782,591
Total Discounted Cash Flow (Low)										5,048,370
Less: Outstanding Debt										1,193,754
Less: Equity Required to Achieve Results										3,000,000	1
Fair Market Value									S-	720,000
Assumed Annual Sustaining Capital Reinvestment		19,250		33,000		33,000		33,000		33,000
Discount Rate High - Note I		29.1%				Tax Rate		26.5%
Discount Rate Low - Note I		27.2%

Residual Multiple - Note I		1.90

Poda Technologies Ltd.	Scenario D
Discounted Cash Flow Method	Discount on Revenues	45.00%
For the Period Ended January 31,	Discount on Expenses	15.00%

Notes

I Refer to Scenario A.

2 As detailed in Schedule 1.0.
	2019	2020	2021	2022	2023
% of Revenues	39.3%	48.6%	53.2%	56.4%	#DIV/0!

3 Tax Loss Available	68,645	2,042,196	2,220,246	0	0
Net Earnings Before Tax	-1,973,551	-178,050	3,920,100	8,172,820	0
Tax Loss Created (Used)	1,973,551	178,050	-2,220,246	0	0
Ending Tax Loss Available	2,042,196	2,220,246	0	0	0

4 Change in Working Capital - Assumed as a% of Revenue Increase		15.0%	15.0%	15.0%	15.0%

Invictus MD Strategies Corp. — Poda Technologies ltd.
Comprehensive Valuation Report and Fairness Opinion
August 21, 2018

SCHEDULE 7.0 — PODA GUIDELINE PUBLIC COMPANY METHOD

EVANS & EVANS, INC.

Poda Technologies Ltd.
Guideline Public Company Method
As a June 30, 2018

Table 1 - Identified Guideline Companies

			Market	Enterprise	TTM	EV/
Company Name	Tuker	Exchange	Capitalization	Value	Revenue	Revenue
Wildflower Brands Inc.	SUN	CSE	$76.62	$75.85	$1.83	41.47
Nutritional High International Inc.	EAT	CSE	$103.31	$106.75	$2.53	42.21
Phividia Holdings inc.	VIDA	CSE	$46.34	$36.91	$0.02	1,766.37
Tinley Bverage Company Inc.	TNY	CSE	$61.76	$57.50	$0.00	n/a
Green Thumb Industries Inc.	GTII	CSE	$265.70	$265.31	$0.00	n/a
Hiku Brands Company Ltd.	HIKU	CSE	$204.38	$187.04	$0.25	759.90
Integrated Cannabis Company Inc.	ICAN	CSE	$17.10	$14.43	$0.00	n/a
International Cannabrands Inc.	JUJU	CSE	$5.14	$5.97	$0.21	28.13
Lifestyle Delivery Systems Inc.	LDS	CSE	$84.92	$85.79	$0.01	6,245.36
General Cannabis Corp.	CANN	OTC	$128.92	$121.38	$3.75	32.37
Cannabis Science, Inc.	CBIS	OTC	$150.56	$152.80	$0.01	21,704.10
Cannabis Sativa, Inc.	CBDS	OTC	$67.53	$68.20	$0.41	165.73
mCig, Inc.	MCIG	OTC	$124.59	$124.40	$8.55	14.55
Electronic Cigarettes International Group, Ltd.	ECIGQ	OTC	$1.05	$98.52	$48.39	2.04
Gilla Inc.	OLLA	OTC	$14.38	$19.58	$4.62	4.24
VPR Brands, LP	VPRB	OTC	$4.82	$5.30	$3.83	1.38
Dollars Millions						2,369.84
EV = Market Capitalization less Cash plus Debt						41.47
						2.56

Poda Technologies Ltd.
Guideline Public Company Method
As a June 30, 2018

Table 2-Selected Guideline Companies

			Market	Enterprise	'FFN1	EN1
Company Name	Ticker	Exchange	Capitalization	Value	Revenue	Revenue

Wildflower Brands Inc.	SUN	CSE	$76.62	$75.85	$1.83	41.47
Nutritional High International Inc.	EAT	CSE	$103.31	$106.75	$2.53	42.21
General Cannabis Corp.	CANN	OTC	$128.92	$121.38	$3.75	32.37
mCig, Inc.	MCIG	OTC	$124.59	$124.40	$8.55	14.55
Electronic Cigarettes International Group, Ltd.	ECIGQ	OTC	$1.05	$98.52	$48.39	2.04
Gilla Inc.	GLLA	OTC	$14.38	$19.58	$4.62	4.24
VPR Brands, LP	VPRB	OTC	$4.82	$5.30	$3.83	1.38
Dollars Millions						19.75
EN'= Market Capitalization less Cash plus Debt						14.55
						0.04

Poda Technologies Ltd.
					Support for Dis
		Discount Range to Apply*
E,\'/Revenue Multiplier				Multiplier		LOW
	2.55	45%		1.40	Size	12%
	2.55		37%	1.61	Liquidity	25%
						37%

		Forecast		Forecast
C$		2020		FT 2021

Revenues		$1,103,533		$13,712,343
Weighting		95.0%		5.0%
Weighted Average Revenues				$1,733,974
		Low		High
Multiple		1.40		1.61
Enterprise Value		$2,431,898		$2,785,628
Deduct: Due to Invictus	-$	1,193,754	-$	1,193,754
Add: Cash		$21,068		$21,068
Fair Market Value,		$1,260.000		$1,610.000
Midpoint		$1,440,000

APPENDIX "I"

AUDIT COMMITTEE MANDATE

Adopted by the Board of Directors on January 5, 2015; amended, restated and adopted by the Board of Directors on April 4, 2018

MANDATE

The Audit Committee (the "Committee") will assist the Board of Directors (the "Board") of Invictus MD Strategies Corp. (the "Corporation") in fulfilling its financial oversight responsibilities. The Committee will review and consider, in consultation with the Corporation’s external auditors, the financial reporting process, the system of internal control over financial reporting and the audit process. In performing its duties, the Committee will maintain effective working relationships with the Board, management and the external auditors. To effectively perform his or her role, each Committee member must obtain an understanding of the principal responsibilities of Committee membership as well as the Corporation’s business, operations and risks.

COMPOSITION

The Board will appoint, from among their membership, a Committee after each annual meeting of the shareholders of the Corporation. The Committee will consist of a minimum of three directors.

2.1 Independence

A majority of the members of the Committee must be "independent" (as defined in Sec. 1.4 of National Instrument 52-110 (Audit Committees)) ("NI 52-110").

2.2 Expertise of Committee Members

A majority of the members of the Committee must be "financially literate" (as defined in Sec. 1.6 of NI 52-110) or must become financially literate within a reasonable period of time after his or her appointment to the Committee. At least one member of the Committee must have accounting or related financial management expertise.

MEETINGS

The Committee shall meet in accordance with a schedule established each year by the Board, and at other times that the Committee may determine. The Committee shall meet at least annually with the Corporation’s Chief Financial Officer and external auditors in separate executive sessions.

ROLES AND RESPONSIBILITIES

The Committee shall fulfill the following roles and discharge the following responsibilities:

4.1 External Audit

The Committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor’s report, or performing other audit, review or attestation services, including the resolution of disagreements between management and the external auditors regarding financial reporting. In carrying out this duty, the Committee shall:

(a)

recommend to the Board that the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Corporation;

(b)	review (by discussion and enquiry) the external auditors’ proposed audit scope and approach;

(c)	review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

(d)	review and recommend to the Board the compensation to be paid to the external auditors;

(e)

review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors’ assertion of their independence in accordance with professional standards; and

(f)	review and approve the Corporation’s hiring policies regarding partners and employees, and former partners and employees, of the present and former external auditor of the Corporation.

4.2 Internal Control

The Committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Corporation. In carrying out this duty, the Committee shall:

(a)	evaluate the adequacy and effectiveness of management’s system of internal controls over the accounting and financial reporting system within the Corporation; and

(b)	ensure that the external auditors discuss with the Committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3 Financial Reporting

The Committee shall review the financial statements and financial information of the Corporation prior to their release to the public. In carrying out this duty, the Committee shall:

General

(A)	review significant accounting and financial reporting issues, especially complex, unusual and related party transactions; and

(B)	review and ensure that the accounting principles selected by management in preparing financial statements are appropriate.

Annual Financial Statements

(a)	review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(b)	meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and

(c)	review management’s discussion & analysis respecting the annual reporting period prior to its release to the public.

Interim Financial Statements

(a)	review and approve the interim financial statements prior to their release to the public; and

(b)	review management’s discussion & analysis respecting the interim reporting period prior to its release to the public.

Release of Financial Information

(a)

where reasonably possible, review and approve all public disclosure containing financial information, including news releases, prior to release to the public. The Committee must be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, and must periodically assess the adequacy of those procedures.

4.4 Non-Audit Services

All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Corporation or any subsidiary of the Corporation shall be subject to the prior approval of the Committee.

Delegation of Authority

(a)

The Committee may delegate to one or more independent members of the Committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the Committee at its next scheduled meeting.

De-Minimis Non-Audit Services

(a)	The Committee may satisfy the requirement for the pre-approval of non-audit services if:

(i)

the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

(ii)

the services are brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

(a)	The Committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(i)	the pre-approval policies and procedures are detailed as to the particular service;

(ii)	the Committee is informed of each non-audit service; and

(iii)	the procedures do not include delegation of the Committee's responsibilities to management.

4.5 Other Responsibilities

The Committee shall:

(a)	establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters;

(b)	establish procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(c)	ensure that significant findings and recommendations made by management and the external auditor are received and discussed on a timely basis;

(d)	review the policies and procedures in effect for considering officers’ expenses and perquisites;

(e)	perform other oversight functions as requested by the Board; and

(f)	review and update this Mandate and receive approval of changes to this Mandate from the Board.

4.6 Reporting Responsibilities

The Committee shall regularly update the Board about Committee activities and make appropriate recommendations.

RESOURCES AND AUTHORITY OF THE AUDIT COMMITTEE

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to:

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for any advisors employed by the Committee; and

(c)	communicate directly with the internal and external auditors.

GUIDANCE – ROLES & RESPONSIBILITIES

The Committee should consider undertaking the actions described in the following guidance, which is intended to provide the Committee members with additional guidance on fulfilment of their roles and responsibilities on the Committee:

6.1 Internal Control

(a)

evaluate whether management is setting the goal of high standards by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities,

(b)

focus on the extent to which external auditors review computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of an IT systems breakdown, and

(c)	gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

6.2 Financial Reporting

General

(a)	review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements;

(b)	ask management and the external auditors about significant risks and exposures and the plans to minimize such risks; and

(c)	understand industry best practices and the Corporation’s adoption of them.

Annual Financial Statements

(a)

review the annual financial statements and determine whether they are complete and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles in light of the jurisdictions in which the Corporation reports or trades its shares;

(b)	pay attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures;

(c)

focus on judgmental areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of loan losses; warranty, professional liability; litigation reserves; and other commitments and contingencies;

(d)	consider management’s handling of proposed audit adjustments identified by the external auditors; and

(e)	ensure that the external auditors communicate all required matters to the Committee.

Interim Financial Statements

(a)	be briefed on how management develops and summarizes interim financial information and the extent to which the external auditors review interim financial information;

(b)	meet with management and the auditors, either telephonically or in person, to review the interim financial statements;

(c)	to gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:

(i)	actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

(ii)

changes in financial ratios and relationships of various balance sheet and operating statement figures in the interim financials statements are consistent with changes in the Corporation’s operations and financing practices;

(iii)	generally accepted accounting principles have been consistently applied;

(iv)	there are any actual or proposed changes in accounting or financial reporting practices;

(v)	there are any significant or unusual events or transactions;

(vi)	the Corporation’s financial and operating controls are functioning effectively;

(vii)	the Corporation has complied with the terms of loan agreements, security indentures or other financial position or results dependent agreements; and

(viii)	the interim financial statements contain adequate and appropriate disclosures.

6.3 Compliance with Laws and Regulations

(a)	periodically obtain updates from management regarding compliance with this policy and industry "best practices";

(b)	be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements;

(c)	review the findings of any examinations by securities regulatory authorities and stock exchanges; and

(d)

be satisfied that the Corporation has adequate policies, procedures and practices for the maintenance of the books, records and accounts by the Corporation with respect to third party payments in compliance with applicable laws, including, without limitation, the Corruption of Foreign Public Officials Act (Canada).

6.4 Other Responsibilities

(a)	review with the Corporation’s counsel, any legal matters that could have a significant impact on the Corporation’s financial statements.

J-1

APPENDIX "J"

PODA MANAGEMENT DISCUSSION AND ANALYSIS

(See Attached)

PODA TECHNOLOGIES LTD.
For the years ended January 31, 2018 and 2017
Management’s Discussion and Analysis

INTRODUCTION

The following is management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Poda Technologies Ltd. (formerly Edison Vape Co. Ltd.) (“Poda” or the "Company") and should be read in conjunction with the accompanying audited financial statements for the years ended January 31, 2018 and 2017, and related notes therein.

All financial information in this MD&A for the years ended January 31, 2018 and 2017, has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

The effective date of this MD&A is September 12, 2018.

MANAGEMENT’S RESPONSIBILITY

The Company’s certifying officers, based on their knowledge, having exercised reasonable diligence, are responsible to ensure that this MD&A and related filings do not contain any untrue statements of material fact, or omit to state a material fact required to be stated, or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by this MD&A and related filings. The Board of Directors’ approved the MD&A, together with the financial statements for the years ended January 31, 2018 and 2017 and ensure that management has discharged its financial responsibilities.

FORWARD-LOOKING INFORMATION AND CAUTIONARY RISKS NOTICE

Certain statements contained in the following MD&A constitute forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements are frequently, but not always, identified by words such as “plans”, "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. The forward-looking statements may include statements regarding work programs, capital expenditures, timelines, strategic plans, market price of commodities or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company may differ materially from those reflected in forward-looking statements due to a variety of risks, uncertainties and other factors.

For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include: uncertainties involved in disputes and litigation; fluctuations in commodity prices and currency exchange rates; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and economic return; the need for cooperation of government agencies; the need to obtain additional financing and uncertainty as to the availability and terms of future financing; uncertainty related to the completion of a transaction or amalgamation.

It is the Company’s policy that all forward-looking statements are based on the Company’s beliefs and assumptions which are based on information available at the time these assumptions are made. The forward-looking statements contained herein are as of September 12, 2018, and are subject to change after this date, and the Company assumes no obligation to publicly update or revise the statements to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Although management believes that the expectations represented by such forward-looking information or statements are reasonable, there is significant risk that the forward-looking information or statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking information or statements in this MD&A include, but are not limited to, information or statements concerning our expectations regarding the ability to raise additional funds and complete a transaction or amalgamation.

1

PODA TECHNOLOGIES LTD.
For the years ended January 31, 2018 and 2017
Management’s Discussion and Analysis

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking information or statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and factors including: the possibility that opportunities will arise that require more cash than the Company has or can reasonably obtain; dependence on key personnel; dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to fluctuation of the stock market; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; and other risks and uncertainties which may not be described herein. The Company has no policy for updating forward-looking information beyond the procedures required under applicable securities laws.

COMPANY OVERVIEW

Poda Technologies Ltd. (formerly Edison Vape Co. Ltd.) (“Poda” or the “Company”) was incorporated under the Business Corporations Act of British Columbia on January 26, 2015. The Company’s principal business activity is the design, development and production of a new and improved technology to vaporize cannabis and other materials.

The head office is located at 300 – 15047 Marine Drive, White Rock, British Columbia, Canada, V4B 1C5, and the registered and records office is located at 10th floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

Poda is a vaporization system designed to provide consumers with a convenient and effective method for the vaporization of cannabis, tobacco and other products. The Poda design involves two main components: the warming device and the stick (or Pod). The warming device is designed to read information from the sticks and then heat the contents of the sticks to the desired vaporization temperature (which can vary greatly depending on the substance to be vaporized). The sticks are designed with an innovative and novel airflow path, which isolates the substance to be vaporized (and any vapors produced) from the warming device. The sticks are designed to be low-cost and disposable (compostable options are available) and are primarily intended to be sold pre-filled. The intended use case for consumers is that they purchase a pack of Poda sticks (much like a pack of cigarettes) and then insert one of the sticks into the warming device (which reads heating parameters from the stick), which then automatically heats the substance in the stick to the desired vaporization temperature and maintains that temperature until the vaporizable substance has been consumed by the user. The stick can then be removed from the warming device and be disposed of. Due to the isolated airflow inside the stick, the vaporization process can be repeated again and again without any deterioration of the warming device due to contamination from the substances and / or vapors.

BUSINESS DEVELOPMENTS

On January 21, 2015, Invictus MD Strategies Corp. (“Invictus”) entered into an Initial Agreement with the former owners of Poda to acquire 40% of the common shares of Poda.

On January 27, 2015, Invictus subscribed for 40% of the common shares of Poda, by way of subscribing for 40,000 shares at a price of $0.001 per common share for a cash consideration of $40 and, simultaneously, providing a shareholder’s loan of $40,000 (the “Transaction”). Pursuant to the Transaction, during a six-month Development Period, Invictus had the option to purchase the remaining 60% of the common shares of Poda (the "Remaining Poda Shares").

On October 31, 2015, Invictus entered into a Share Purchase Agreement with the former owners of Poda to purchase the remaining 60% of Poda and increase its total interest to 100%. As a result, it was determined that this constituted an asset acquisition and that the assets were measured at the fair value of the consideration given up.

As at April 30, 2018, Poda has completed a working prototype and has selected manufacturers in China for the industrial design and manufacture of both the vaporizer device and pods. Financing opportunities and distribution partners are currently being sought.

2

PODA TECHNOLOGIES LTD.
For the years ended January 31, 2018 and 2017
Management’s Discussion and Analysis

On May 15, 2018, Invictus announced the 2018 launch of Poda and its zero-cleaning vaporizer system with disposable pods. This new technology provides consumers with consistent performance and uses patent-pending zero cleaning technology. The Poda system can be paired with almost any vaporizable substance, including cannabis, tobacco, e-liquids, concentrates, coffee and more. Other pod-based vaporizers currently on the market require cleaning and produce significant waste. Poda also offers biodegradable pods.

Poda will launch a number of device models across a variety of price points. Some devices will have the ability to connect to users’ smartphones via Bluetooth, providing granular control of temperature and a wealth of pod-specific information. Different substances, like cannabis and tobacco, can demand different temperatures to achieve desirable vapor for inhalation. Poda smart devices can detect the proper settings for each pod and can automatically adjust the temperature to achieve optimal vaping. Alternatively, consumers will be able to design their own temperature profiles and customize a wide range of other operational parameters. Poda devices with smartphone-enabled technology are set to be released after the initial Poda devices (without smartphone connectivity) enter the market.

Poda has filed Patent Cooperation Treaty (PCT) patents covering its innovative technologies, giving Poda the ability to protect its valuable IP on a global scale. Invictus owns 100% of Poda and its related intellectual property.

On August 21, 2018, Invictus announced the proposed spinout of its wholly-owned subsidiary, Poda, by way of plan of arrangement (the “Arrangement”), in a bid to create a stand-alone entity to conduct business in the U.S. and internationally, outside of the TSXV.

The Arrangement will be affected under the terms and conditions of an arrangement agreement to be entered into between Invictus and Poda (the “Arrangement Agreement”).

The Company has obtained an independent comprehensive valuation report and fairness opinion (the “Report”) on the Arrangement. The Report concludes that the terms of the Arrangement are fair, from a financial point of view, to the Invictus Shareholders. The fair market value of Poda, as at June 30, 2018, was determined to be approximately $1,655,000.

Following completion of the Arrangement, Poda will use its commercially reasonable efforts to apply for and obtain a listing of the Poda common shares on the Canadian Securities Exchange (the “CSE”) or other Canadian stock exchange or quotation system. Management of the Company and Poda will remain the same following completion of the Arrangement.

All Invictus shareholders, of record as of the Record Date, will be issued a notice from Invictus’ transfer agent, Computershare, with instructions on how to obtain the shares they are entitled to under the Arrangement.

On September 10, 2018, Invictus entered into a non-arm’s length arrangement agreement (the "Agreement"), with Poda to give effect to the spinout transaction previously announced on August 21, 2018.

The Agreement, a copy of which will be available under the Company’s profile on SEDAR at www.sedar.com, sets out the terms of the statutory plan of arrangement (the "Arrangement") involving Invictus, its security holders, and Poda, which Arrangement, if completed, will result in shareholders of Invictus as at the effective date of the Arrangement (the "Effective Date") being entitled to receive, for each common share of Invictus (an "Invictus Share") held as at such date:

(a)	one post-Arrangement common share of Invictus (a "New Invictus Share"); and
(b)	one common share of Poda (a "Poda Share").

Holders of outstanding Invictus warrants ("Warrants") immediately prior to the Effective Date will receive, upon exercise of each such Warrant at the same original exercise price, one New Invictus Share and one Poda Share, in lieu of the one Invictus Share that was issuable upon exercise of such Warrant immediately prior to the Effective Date.

3

PODA TECHNOLOGIES LTD.
For the years ended January 31, 2018 and 2017
Management’s Discussion and Analysis

Invictus will be seeking shareholder approval of the Arrangement at the annual general and special meeting of shareholders scheduled to be held on October 18, 2018 (the “Meeting”), in accordance with the terms of the Agreement and the Business Corporations Act (British Columbia).

At the Meeting, the shareholders of the Company as of the record date (the “Shareholders”) will be, among other matters, electing Directors of the Company, appointing the Auditors of the Company, passing an ordinary resolution providing the required annual approval of the Company's 10% "rolling" stock option plan and will also be asked to pass a special resolution approving the Arrangement.

The Notice of the Meeting, along with the Management Information Circular, will be mailed to the Shareholders on September 20, 2018, as well as posted under the Company’s profile on SEDAR. The Management Information Circular will describe in detail the matters to be addressed at the Meeting.

Following Shareholder approval of the Arrangement at the Meeting and receipt of requisite regulatory and court approvals, the Effective Date for the exchange and distribution of the common shares of Poda will be announced. Shareholders will receive a notice from the Company’s transfer agent, Computershare, with instructions on how to obtain the shares they are entitled to receive under the Arrangement.

Completion of the Arrangement is contingent on completion of closing conditions associated with the Arrangement, such as requisite corporate, regulatory and court approvals.

MEDICAL MARIJUANA REGULATORY FRAMEWORK IN CANADA

In June 2013, Health Canada issued the Marihuana for Medical Purposes Regulations (“MMPR”) for highly regulated commercial operations to produce quality medicine and covered the production and sale of dried cannabis flowers. On July 8, 2015, Health Canada issued certain exemptions under the Controlled Drugs and Substances Act (Canada) (“CDSA”), to allow licensed producers to apply for a supplemental license to produce and sell cannabis oil and fresh marijuana buds and leaves. On August 24, 2016, the Government of Canada issued the Access to Cannabis for Medical Purposes Regulations ("ACMPR"), which allows patients to grow their own marijuana at home, limited to the number of plants required based on their prescribed dosage, and to designate a third-party grower through regulations similar to the former Medical Marijuana Access Regulations ("MMAR"). On December 13, 2016, the Task Force on Cannabis Legalization and Regulation, which was established by the Canadian Federal Government to seek input on the design of a new system to legalize, strictly regulate and restrict access to marijuana, completed its review and published its report outlining its recommendations.

As the requirements under the current regulations are simple and involve few obstacles to access, growth in the number of approved patients is anticipated to increase significantly.

Health Canada1 recently reported that over 296,700 patients had enrolled into the ACMPR program by March 31, 2018. By 2024, Health Canada conservatively estimates that the number of patients using medical marijuana will grow to 425,000, creating a medical cannabis market worth an estimated $0.77 billion to $1.79 billion per year.

LEGALIZATION OF RECREATIONAL USE OF MARIJUANA IN CANADA

On April 13, 2017, the Canadian Federal Government released Bill C-45, which proposed the enactment of the Cannabis Act, to regulate the production, distribution and sale of cannabis for unqualified adult use, with a target implementation date of no later than July 1, 2018. On November 25, 2017, the Bill received approval from the House of Commons. On June 19, 2018, Bill C-45 officially passed Senate vote and now moves to royal assent, the final step in the legislative process. The government has set the effective date of the cannabis legalization legislation as October 17, 2018.

The Canadian Federal Government has legalized marijuana and provinces will be held responsible for licensing the product and overseeing its distribution and sale.

____________________________________________
1 https://www.canada.ca/en/health-canada/services/drugs-health-products/medical-use-marijuana/licensed-producers/market-data.html

4

PODA TECHNOLOGIES LTD.
For the years ended January 31, 2018 and 2017
Management’s Discussion and Analysis

Deloitte2 estimates the total cannabis market in Canada, including medical and illegal as well as legal recreational products, is expected to generate up to $7.17 billion in total sales in 2019. Legal sales are expected to contribute more than half of this total – up to $4.34 billion – in the first year.

DESCRIPTION OF THE U.S. LEGAL CANNABIS INDUSTRY

In the United States, thirty-one (31) states, Washington D.C. and Puerto Rico have legalized medical marijuana, and nine states and Washington D.C. have legalized “adult use” or “recreational” marijuana. At the federal level, however, cannabis currently remains a Schedule I drug under the Controlled Substances Act (“CSA”). Under United States federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, cannabis related practices or activities including, without limitation, the manufacture, importation, possession, use, or distribution of cannabis, remain illegal under United States federal law. Although federally illegal, the U.S. federal government’s approach to enforcement of such laws has at least until recently trended toward non-enforcement. On August 29, 2013, the DOJ issued a memorandum known as the “Cole Memorandum” to all U.S. Attorneys’ offices (federal prosecutors). The Cole Memorandum generally directed U.S. Attorneys not to prioritize the enforcement of federal marijuana laws against individuals and businesses that rigorously comply with state regulatory provisions in states with strictly regulated medical or recreational cannabis programs. While not legally binding, and merely prosecutorial guidance, the Cole Memorandum laid a framework for managing the tension between state and federal laws concerning state regulated marijuana businesses. However, on January 4, 2018, the Cole Memorandum was revoked by Attorney General Jeff Sessions, a long-time opponent of state-regulated medical and recreational cannabis. While this did not create a change in federal law, as the Cole Memorandum was not itself law, the revocation removed the DOJ’s guidance to U.S. Attorneys that state-regulated cannabis industries substantively in compliance with the Cole Memorandum’s guidelines should not be a prosecutorial priority. In addition to his revocation of the Cole Memorandum, Attorney General Sessions also issued a one-page memorandum known as the “Sessions Memorandum.” The Sessions Memorandum confirmed the rescission of the Cole Memorandum and explained the rationale of the DOJ in doing so: the Cole Memorandum, according to the Sessions Memorandum, was “unnecessary” due to existing general enforcement guidance adopted in the 1980s, as set forth in the U.S. Attorney’s Manual (the “USAM”). The USAM enforcement priorities, like those of the Cole Memorandum, are also based on the federal government’s limited resources, and include “law enforcement priorities set by the Attorney General,” the “seriousness” of the alleged crimes, the “deterrent effect of criminal prosecution,” and “the cumulative impact of particular crimes on the community.” While the Sessions Memorandum emphasizes that marijuana is a Schedule I controlled substance, and reiterates the statutory view that cannabis is a “dangerous drug and that marijuana activity is a serious crime,” it does not otherwise indicate that the prosecution of marijuana-related offenses is now a DOJ priority. Furthermore, the Sessions Memorandum explicitly describes itself as a guide to prosecutorial discretion. Such discretion is firmly in the hands of U.S. Attorneys in deciding whether or not to prosecute marijuana-related offenses.

RESULTS OF OPERATIONS

For the year ended January 31, 2018, the Company had a net loss of $30,112 (2017: $20,063). There were no significant variances between the comparative periods.

CASH USED IN OPERATING ACTIVITIES

For the year ended January 31, 2018, cash flows used in operating activities amounted to $46,079. Cash flows resulted from a net loss of $30,112 and changes in working capital balances of $15,967.

For the year ended January 31, 2017, cash flows used in operating activities amounted to $20,317. Cash flows resulted from a net loss of $20,063 and changes in working capital balances of $254.

_____________________________________________
2 https://www2.deloitte.com/content/dam/Deloitte/ca/Documents/consulting/ca-cannabis-2018-report-en.PDF

5

PODA TECHNOLOGIES LTD.
For the years ended January 31, 2018 and 2017
Management’s Discussion and Analysis

CASH USED IN INVESTING ACTIVITIES

For the year ended January 31, 2018, cash flows used in investing activities amounted to $387,371. Cash flows resulted from development of intangible assets.

For the year ended January 31, 2017, cash flows used in investing activities amounted to $311,847. Cash flows resulted from development of intangible assets.

CASH PROVIDED BY FINANCING ACTIVITIES

For the year ended January 31, 2018, cash flows provided by financing activities amounted to $450,452. Cash flows were received from related parties.

For the year ended January 31, 2017, cash flows provided by financing activities amounted to $333,791. Cash flows were received from related parties.

RELATED PARTY TRANSACTIONS

All related party transactions have occurred in the normal course of operations. Related party transactions occur and are recorded at the amounts agreed between the parties.

As at January 31, 2018, the Company has amounts due to related parties of $973,179 (2017 - $522,727). The related parties are shareholders and former shareholders of the Company. The amounts are unsecured, non-interest bearing, and have no fixed terms of repayment.

Included in accounts payable is an amount owing to a former shareholder in the amount of nil (2017 - $175).

Included in intangible assets is consulting fees paid to former shareholders of the Company in the amount of $194,850 (2017 - $98,500).

During the year ended January 31, 2018, the Company incurred management fees from a director of the parent company in the amount of $27,000 (2017 - nil).

Key management includes directors and officers of the Corporation.

OUTSTANDING SHARE DATA

The Company has an unlimited number of common shares without par value authorized for issuance.

There were no share transactions during the years ended January 31, 2018 and 2017.

As at January 31, 2018, the Company had 100,000 common shares issued and outstanding (2017: 100,000).

FINANCIAL INSTRUMENTS AND RISKS

Fair values

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as at January 31, 2018, as follows:

6

PODA TECHNOLOGIES LTD.
For the years ended January 31, 2018 and 2017
Management’s Discussion and Analysis

		January 31, 2018
	Carrying
	value	Level 1	Level 2	Level 3
	$	$	$	$
Cash	19,582	19,582	-	-

		January 31, 2017
	Carrying
	value	Level 1	Level 2	Level 3
	$	$	$	$
Cash	2,580	2,580	-	-

The fair values of other financial instruments, which include accounts payable and due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

Credit risk

Credit risk arises from cash held with banks and financial institutions, as well as credit exposure on outstanding GST and taxes recoverable. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. GST and taxes recoverable consist of GST refunds due from the Government of Canada. The carrying amount of financial assets represents the maximum credit exposure.

Currency risk

Currency risk is the risk that changes in foreign exchange rates will affect the Company’s income or the value of its holdings of financial instruments. The Company has minimal financial assets and liabilities held in foreign currencies.

Interest rate risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature and maturity. The Company’s amounts due to related parties are non-interest bearing.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash. The ability to do this relies on the Company raising equity financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs.

Capital management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of all components of shareholders equity.

7

PODA TECHNOLOGIES LTD.
For the years ended January 31, 2018 and 2017
Management’s Discussion and Analysis

The Company manages its capital structure and adjusts it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended January 31, 2017.

OFF-BALANCE SHEET ARRANGEMENTS AND PROPOSED TRANSACTIONS

The Company has no off-balance sheet arrangements or proposed transactions.

SIGNIFICANT ACCOUNTING POLICIES

The Company follows the accounting policies described in Note 3 of the Company’s audited financial statements for the year ended January 31, 2018.

CRITICAL ACCOUNTING ESTIMATES

The preparation of thee financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments. It also requires management to exercise judgment in applying the Company’s accounting policies. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience, but actual results may differ from amounts included in the financial statements. The critical accounting estimates and judgments used by the Company are described in Note 3 of the Company’s audited financial statements for the year ended January 31, 2018.

Accounting standards and amendments issued but not yet effective

A number of new standards, and amendments to standards and interpretations, are not yet effective for the period ended January 31, 2018, and have not been applied in preparing these financial statements.

IFRS 2 Share-based Payment

IFRS 9 Financial Instruments – Classification and Measurement

IFRS 15 Revenue from Contracts with Customers

IFRS 16 Leases

The Company has not early adopted these new or amended standards and does not expect them to have a material effect on the Company’s future results and financial position.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

8

PODA TECHNOLOGIES LTD.
For the years ended January 31, 2018 and 2017
Management’s Discussion and Analysis

RISK FACTORS

This section discusses factors relating to the business of the Company that should be considered by both existing and potential investors. The information in this section is intended to serve as an overview and should not be considered comprehensive and the Company may face risks and uncertainties not discussed in this section, or not currently known to us, or that we deem to be immaterial. All risks to the Company’s business have the potential to influence its operations in a materially adverse manner.

The Company’s actual financial position and results of operations may differ materially from the expectations of the Company’s management

The Company’s actual financial position and results of operations may differ materially from management’s expectations. The Company’s revenue, net income and cash flow may differ materially from the Company’s projected revenue, net income and cash flow. The process for estimating the Company’s revenue, net income and cash flow requires the use of judgment in determining the appropriate assumptions and estimates. These estimates and assumptions may be revised as additional information becomes available and as additional analyses are performed. In addition, the assumptions used in planning may not prove to be accurate, and other factors may affect the Company’s financial condition or results of operations.

The Company expects to incur significant ongoing costs and obligations related to its investment in infrastructure, growth, regulatory compliance and operations

The Company expects to incur significant ongoing costs and obligations related to its investment in infrastructure and growth and for regulatory compliance, which could have a material adverse impact on the Company’s results of operations, financial condition and cash flows. In addition, future changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this MD&A, and unforeseen expenses, difficulties, complications and delays, and other unknown events.

The medical cannabis industry and market are relatively new and this industry and market may not continue to exist or grow as anticipated or the Company may be ultimately unable to succeed in this new industry and market

In addition to being subject to general business risks, the Company must continue to build brand awareness in this industry and market through significant investments in its strategy, its production capacity, quality assurance and compliance with regulations. In addition, there is no assurance that the industry and market will continue to exist and grow as currently estimated or anticipated or function and evolve in the manner consistent with management’s expectations and assumptions. Any event or circumstance that adversely affects the cannabis industry and market could have a material adverse effect on the Company’s business, financial conditions and results of operations.

The Company may not be able to manage its growth

The Company may be subject to growth related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

The Company is subject to changes in laws, regulations and guidelines which could adversely affect the Company’s future business, financial condition and results of operations

9

PODA TECHNOLOGIES LTD.
For the years ended January 31, 2018 and 2017
Management’s Discussion and Analysis

The Company’s operations will be subject to various laws, regulations and guidelines relating to the manufacture, management, packaging/labelling, advertising, sale, transportation, storage and disposal of medical cannabis but also including laws and regulations relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment. Changes to such laws, regulations and guidelines due to matters beyond the control of the Company may cause adverse effects to its operations. The Company endeavours to comply with all relevant laws, regulations and guidelines. To the best of the Company’s knowledge, the Company is in compliance or in the process of being assessed for compliance with all such laws, regulations and guidelines as described elsewhere in this MD&A.

On December 20, 2017, the Prime Minister of Canada communicated that the Canadian Federal Government intends to legalize cannabis in October 2018, despite previous reports of a July 1, 2018 deadline. On June 7, 2018, Bill C45 passed the third reading in the Senate with a number of amendments to the language of the Cannabis Act. On June 20, 2018, Prime Minister Trudeau announced that cannabis would be legal by October 17, 2018. On June 21, 2018, the Government of Canada announced that Bill C-45 received Royal Assent. Bill-C-45 will come into force on October 17, 2018. On July 11, 2018, the regulations made pursuant to the Cannabis Act were published. The regulations under the Cannabis Act contemplate the various licenses including cultivation, processing, analytical testing, sale (including medical sales), analytical testing and scientific research. The regulations introduced the nursery and made outdoor cultivation permissible. Finally, the requirements for packaging and labelling of products for both medical and non-medical consumption were explicitly set forth. The impact of changes in the regulatory enforcement by Health Canada under the Cannabis Act and its regulations, particularly in respect of product packaging, labelling, marketing, advertising and promotions and product approvals and its impact on the Company’s business are unknown at this time.

In addition, when the Cannabis Act comes into effect, there is no guarantee that provincial legislation regulating the distribution and sale of cannabis for adult use purposes will be enacted according to the terms announced by such provinces, or at all, or that any such legislation, if enacted, will create the opportunities for growth anticipated by the Company. For example, the Provinces of Québec and New Brunswick have announced sales and distribution models that would create government-controlled monopolies over the legal retail and distribution of cannabis for adult use purposes in such provinces, which could limit the Company’s opportunities in those provinces.

The Company may not be able to develop its products, which could prevent it from ever becoming profitable

If the Company cannot successfully develop, manufacture and distribute its products, or if the Company experiences difficulties in the development process, such as capacity constraints, quality control problems or other disruptions, the Company may not be able to develop market-ready commercial products at acceptable costs, which would adversely affect the Company’s ability to effectively enter the market. A failure by the Company to achieve a low-cost structure through economies of scale or improvements in manufacturing processes would have a material adverse effect on the Company’s commercialization plans and the Company’s business, prospects, results of operations and financial condition.

There is no assurance that the Company will turn a profit or generate immediate revenues

There is no assurance as to whether the Company will be profitable, earn revenues, or pay dividends. The Company has incurred and anticipates that it will continue to incur substantial expenses relating to the development and initial operations of its business. The payment and amount of any future dividends will depend upon, among other things, the Company’s results of operations, cash flow, financial condition, and operating and capital requirements. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividends.

10

PODA TECHNOLOGIES LTD.
For the years ended January 31, 2018 and 2017
Management’s Discussion and Analysis

The Company faces competition from other companies where it will conduct business that may have higher capitalization, more experienced management or may be more mature as a business

An increase in the companies competing in this industry could limit the ability of the Company to expand its operations. Current and new competitors may be better capitalized, have a longer operating history, have more expertise and be able to develop higher quality equipment or products, at the same or a lower cost. The Company cannot provide assurances that it will be able to compete successfully against current and future competitors. Competitive pressures faced by the Company could have a material adverse effect on its business, operating results and financial condition. In addition, despite Canadian federal and state-level legalization of marijuana, illicit or "black-market" operations remain abundant and present substantial competition to the Company. In particular, illicit operations, despite being largely clandestine, are not required to comply with the extensive regulations that the Company must comply with to conduct business, and accordingly may have significantly lower costs of operation.

If the Company is unable to develop and market new products, it may not be able to keep pace with market developments

The cannabis industry is in its early stages and it is likely that the Company and its competitors will seek to introduce new products in the future. In attempting to keep pace with any new market developments, the Company will need to expend significant amounts of capital in order to successfully develop and generate revenues from new products. The Company may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which together with capital expenditures made in the court of such product development and regulatory approval processes, may have a material adverse effect on the Company’s business, financial condition and results of operations.

If the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the cannabis market

The Company’s success has depended and continues to depend upon its ability to attract and retain key management, including the Company’s CEO, technical experts, management team and sales personnel. The Company will attempt to enhance its management and technical expertise by continuing to recruit qualified individuals who possess desired skills and experience in certain targeted areas. The Company’s inability to retain employees and attract and retain sufficient additional employees or engineering and technical support resources could have a material adverse effect on the Company’s business, results of operations, sales, cash flow or financial condition. Shortages in qualified personnel or the loss of key personnel could adversely affect the financial condition of the Company, results of operations of the business and could limit the Company’s ability to develop and market its cannabis-related products. The loss of any of the Company’s senior management or key employees could materially adversely affect the Company’s ability to execute its business plan and strategy, and the Company may not be able to find adequate replacements on a timely basis, or at all. The Company does not maintain key person life insurance policies on any of its employees.

The size of the Company’s target market is difficult to quantify, and investors will be reliant on their own estimates on the accuracy of market data

Because the cannabis industry is in a nascent stage with uncertain boundaries, there is a lack of information about comparable companies available for potential investors to review in deciding about whether to invest in the Company and, few, if any, established companies whose business model the Company can follow or upon whose success the Company can build. Accordingly, investors will have to rely on their own estimates in deciding about whether to invest in the Company. There can be no assurance that the Company’s estimates are accurate or that the market size is sufficiently large for its business to grow as projected, which may negatively impact its financial results. The Company regularly purchases and follows market research.

The Company’s industry is experiencing rapid growth and consolidation that may cause the Company to lose key relationships and intensify competition

The cannabis industry is undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and formation of strategic relationships. Acquisitions or other consolidating transactions could harm the Company in a number of ways, including the loss of strategic partners if they are acquired by or enter into relationships with a competitor, losing customers, revenue and market share, or forcing the Company to expend greater resources to meet new or additional competitive threats, all of which could harm the Company’s operating results. As competitors enter the market and become increasingly sophisticated, competition in the Company’s industry may intensify and place downward pressure on retail prices for its products and services, which could negatively impact its profitability.

11

PODA TECHNOLOGIES LTD.
For the years ended January 31, 2018 and 2017
Management’s Discussion and Analysis

As the Company operates within the cannabis industry, there are additional difficulties and complexities associated with insurance coverage

As the Company is engaged in and operates within the cannabis industry, there are exclusions and additional difficulties and complexities associated with such insurance coverage that could cause the Company to suffer uninsured losses, which could adversely affect the Company’s business, results of operations, and profitability. There is no assurance that the Company will be able to fully utilize such insurance coverage, if necessary.

The Company may be subject to product recalls for product defects self-imposed or imposed by regulators

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company’s significant brands were subject to recall, the image of that brand and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

The Company is dependent on access to skilled labour, equipment and parts

The ability of the Company to compete and grow will be dependent on having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining the required supply of skilled labour, equipment, parts and components. It is also possible that the expansion plans contemplated by the Company may cost more than anticipated, in which circumstance the Company may curtail, or extend timeframes for completing the expansion plans. This could have a material adverse effect on the financial results and operations of the Company.

The expansion of the medical cannabis industry may require new clinical research into effective medical therapies, when such research has been restricted in the U.S. and is new to Canada

Research in Canada and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although the Company believes that the articles, reports and studies support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, investors should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this MD&A or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to medical cannabis, which could have a material adverse effect on the demand for the Company’s products with the potential to lead to a material adverse effect on the Company’s business, financial condition and results of operations.

12

PODA TECHNOLOGIES LTD.
For the years ended January 31, 2018 and 2017
Management’s Discussion and Analysis

The Company could be liable for fraudulent or illegal activity by its employees, contractors and consultants resulting in significant financial losses or claims against the Company

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company will be reliant on information technology systems and may be subject to damaging cyber-attacks

The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology ("IT") services in connection with its operations. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The Company’s officers and directors may be engaged in a range of business activities resulting in conflicts of interest

The Company may be subject to various potential conflicts of interest because some of its officers and directors may be engaged in a range of business activities. In addition, the Company’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. These business interests could require significant time and attention of the Company’s executive officers and directors.

13

PODA TECHNOLOGIES LTD.
For the years ended January 31, 2018 and 2017
Management’s Discussion and Analysis

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and the officers who may from time to time deal with persons, firms, institutions or Companies with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, if such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

In certain circumstances, the Company’s reputation could be damaged

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, financial condition, cash flows and growth prospects.

Negative operating cash flow

Our overall business has incurred losses since its inception. Although we expect to become profitable, there is no guarantee that will happen, and we may never become profitable. We currently have a negative operating cash flow and may continue to have that for the foreseeable future. To date, a large portion of our expenses are fixed, including expenses related to equipment, contractual commitments and personnel. As a result, we expect our net losses from operations to improve. Our ability to generate additional revenues and potential to become profitable will depend largely on our ability, to manufacture and market our products. There can be no assurance that any such events will occur or that we will ever become profitable. Even if we do achieve profitability, we cannot predict the level of such profitability. If we sustain losses over an extended period of time, we may be unable to continue our business.

Product liability

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of the Company’s products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with others, that the Company’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company.

There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products.

14

PODA TECHNOLOGIES LTD.
For the years ended January 31, 2018 and 2017
Management’s Discussion and Analysis

Publicity or consumer perception

The Company believes the medical marijuana industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the medical marijuana produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical marijuana products.

There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the medical marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and the Company’s cash flows. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical marijuana in general, or the Company’s products specifically, or associating the consumption of medical marijuana with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

Difficulties with forecasts

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical marijuana industry in Canada and the United States. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

Risks of foreign operations

The Company’s strategy includes exporting its expertise and technologies to foreign countries. Working outside of Canada gives rise to the risk of dealing with business and political systems that are different than what the Company is accustomed to in Canada. The potential risks include: expropriation or nationalization; civil insurrection; labour unrest; strikes and other political risks; fluctuations in foreign currency and exchange controls; increases in duties and taxes; and changes in laws and policies governing operations of foreign based companies. Restrictions on repatriation of capital or distributions of earnings could adversely affect the Company in the future

Anti-bribery and anti-corruption laws

The Company is subject to anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the U.S. Foreign Corrupt Practices Act. Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses which could adversely affect the Company's business, results of operations and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents, sub-contractors or joint venture partners are located or may be located in the future.

15

PODA TECHNOLOGIES LTD.
For the years ended January 31, 2018 and 2017
Management’s Discussion and Analysis

Market risks for securities

The market price of common shares, should the Company become listed on a securities exchange, may be subject to wide fluctuations in response to many factors, including variations in the operating results of the Company, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for the Company, general economic conditions, legislative changes, and other events and factors outside of the Company’s control.

Dividends

The Company has not paid any dividends on its issued and outstanding common shares to date and may not pay dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the board of directors of the Company (the "Board") and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Board may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their common shares of the Company for a price greater than that which such investors paid for them.

Financing risk

The Company will be dependent upon the capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its development and future operating cost requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. An economic downturn of global capital markets has been shown to make the raising of capital by equity or debt financing more difficult. These and other factors may impact the Company’s ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management. The Company may not be able to raise capital on favourable terms or at all, which could have an adverse impact on the Company’s operations and the trading price of the common shares, should the Company become listed on a securities exchange. Additionally, future financing may substantially dilute the interests of the Company's shareholders.

16

PODA TECHNOLOGIES LTD.
For the three months ended April 30, 2018
Management’s Discussion and Analysis

INTRODUCTION

The following is management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Poda Technologies Ltd. (formerly Edison Vape Co. Ltd.) (“Poda” or the "Company") and should be read in conjunction with the accompanying condensed interim financial statements for the three months ended April 30, 2018, and the audited financial statements for the year ended January 31, 2018, and related notes therein.

All financial information in this MD&A for the three months ended April 30, 2018, has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

The effective date of this MD&A is September 12, 2018.

MANAGEMENT’S RESPONSIBILITY

The Company’s certifying officers, based on their knowledge, having exercised reasonable diligence, are responsible to ensure that this MD&A and related filings do not contain any untrue statements of material fact, or omit to state a material fact required to be stated, or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by this MD&A and related filings. The Board of Directors’ approved the MD&A, together with the condensed interim financial statements for the three months ended April 30, 2018 and ensure that management has discharged its financial responsibilities.

FORWARD-LOOKING INFORMATION AND CAUTIONARY RISKS NOTICE

Certain statements contained in the following MD&A constitute forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements are frequently, but not always, identified by words such as “plans”, "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. The forward-looking statements may include statements regarding work programs, capital expenditures, timelines, strategic plans, market price of commodities or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company may differ materially from those reflected in forward-looking statements due to a variety of risks, uncertainties and other factors.

For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include: uncertainties involved in disputes and litigation; fluctuations in commodity prices and currency exchange rates; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and economic return; the need for cooperation of government agencies; the need to obtain additional financing and uncertainty as to the availability and terms of future financing; uncertainty related to the completion of a transaction or amalgamation.

It is the Company’s policy that all forward-looking statements are based on the Company’s beliefs and assumptions which are based on information available at the time these assumptions are made. The forward-looking statements contained herein are as of September 12, 2018, and are subject to change after this date, and the Company assumes no obligation to publicly update or revise the statements to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Although management believes that the expectations represented by such forward-looking information or statements are reasonable, there is significant risk that the forward-looking information or statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking information or statements in this MD&A include, but are not limited to, information or statements concerning our expectations regarding the ability to raise additional funds and complete a transaction or amalgamation.

1

PODA TECHNOLOGIES LTD.
For the three months ended April 30, 2018
Management’s Discussion and Analysis

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking information or statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and factors including: the possibility that opportunities will arise that require more cash than the Company has or can reasonably obtain; dependence on key personnel; dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to fluctuation of the stock market; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; and other risks and uncertainties which may not be described herein. The Company has no policy for updating forward-looking information beyond the procedures required under applicable securities laws.

COMPANY OVERVIEW

Poda Technologies Ltd. (formerly Edison Vape Co. Ltd.) (“Poda” or the “Company”) was incorporated under the Business Corporations Act of British Columbia on January 26, 2015. The Company’s principal business activity is the design, development and production of a new and improved technology to vaporize cannabis and other materials.

The head office is located at 300 – 15047 Marine Drive, White Rock, British Columbia, Canada, V4B 1C5, and the registered and records office is located at 10th floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

Poda is a vaporization system designed to provide consumers with a convenient and effective method for the vaporization of cannabis, tobacco and other products. The Poda design involves two main components: the warming device and the stick (or Pod). The warming device is designed to read information from the sticks and then heat the contents of the sticks to the desired vaporization temperature (which can vary greatly depending on the substance to be vaporized). The sticks are designed with an innovative and novel airflow path, which isolates the substance to be vaporized (and any vapors produced) from the warming device. The sticks are designed to be low-cost and disposable (compostable options are available) and are primarily intended to be sold pre-filled. The intended use case for consumers is that they purchase a pack of Poda sticks (much like a pack of cigarettes) and then insert one of the sticks into the warming device (which reads heating parameters from the stick), which then automatically heats the substance in the stick to the desired vaporization temperature and maintains that temperature until the vaporizable substance has been consumed by the user. The stick can then be removed from the warming device and be disposed of. Due to the isolated airflow inside the stick, the vaporization process can be repeated again and again without any deterioration of the warming device due to contamination from the substances and / or vapors.

BUSINESS DEVELOPMENTS

On January 21, 2015, Invictus MD Strategies Corp. (“Invictus”) entered into an Initial Agreement with the former owners of Poda to acquire 40% of the common shares of Poda.

On January 27, 2015, Invictus subscribed for 40% of the common shares of Poda, by way of subscribing for 40,000 shares at a price of $0.001 per common share for a cash consideration of $40 and, simultaneously, providing a shareholder’s loan of $40,000 (the “Transaction”). Pursuant to the Transaction, during a six-month Development Period, Invictus had the option to purchase the remaining 60% of the common shares of Poda (the "Remaining Poda Shares").

On October 31, 2015, Invictus entered into a Share Purchase Agreement with the former owners of Poda to purchase the remaining 60% of Poda and increase its total interest to 100%. As a result, it was determined that this constituted an asset acquisition and that the assets were measured at the fair value of the consideration given up.

As at April 30, 2018, Poda has completed a working prototype and has selected manufacturers in China for the industrial design and manufacture of both the vaporizer device and pods. Financing opportunities and distribution partners are currently being sought.

2

PODA TECHNOLOGIES LTD.
For the three months ended April 30, 2018
Management’s Discussion and Analysis

On May 15, 2018, Invictus announced the 2018 launch of Poda and its zero-cleaning vaporizer system with disposable pods. This new technology provides consumers with consistent performance and uses patent-pending zero cleaning technology. The Poda system can be paired with almost any vaporizable substance, including cannabis, tobacco, e-liquids, concentrates, coffee and more. Other pod-based vaporizers currently on the market require cleaning and produce significant waste. Poda also offers biodegradable pods.

Poda will launch a number of device models across a variety of price points. Some devices will have the ability to connect to users’ smartphones via Bluetooth, providing granular control of temperature and a wealth of pod-specific information. Different substances, like cannabis and tobacco, can demand different temperatures to achieve desirable vapor for inhalation. Poda smart devices can detect the proper settings for each pod and can automatically adjust the temperature to achieve optimal vaping. Alternatively, consumers will be able to design their own temperature profiles and customize a wide range of other operational parameters. Poda devices with smartphone-enabled technology are set to be released after the initial Poda devices (without smartphone connectivity) enter the market.

Poda has filed Patent Cooperation Treaty (PCT) patents covering its innovative technologies, giving Poda the ability to protect its valuable IP on a global scale. Invictus owns 100% of Poda and its related intellectual property.

On August 21, 2018, Invictus announced the proposed spinout of its wholly-owned subsidiary, Poda, by way of plan of arrangement (the “Arrangement”), in a bid to create a stand-alone entity to conduct business in the U.S. and internationally, outside of the TSXV.

The Arrangement will be affected under the terms and conditions of an arrangement agreement to be entered into between Invictus and Poda (the “Arrangement Agreement”).

The Company has obtained an independent comprehensive valuation report and fairness opinion (the “Report”) on the Arrangement. The Report concludes that the terms of the Arrangement are fair, from a financial point of view, to the Invictus Shareholders. The fair market value of Poda, as at June 30, 2018, was determined to be approximately $1,655,000.

Following completion of the Arrangement, Poda will use its commercially reasonable efforts to apply for and obtain a listing of the Poda common shares on the Canadian Securities Exchange (the “CSE”) or other Canadian stock exchange or quotation system. Management of the Company and Poda will remain the same following completion of the Arrangement.

All Invictus shareholders, of record as of the Record Date, will be issued a notice from Invictus’ transfer agent, Computershare, with instructions on how to obtain the shares they are entitled to under the Arrangement.

On September 10, 2018, Invictus entered into a non-arm’s length arrangement agreement (the "Agreement"), with Poda to give effect to the spinout transaction previously announced on August 21, 2018.

The Agreement, a copy of which will be available under the Company’s profile on SEDAR at www.sedar.com, sets out the terms of the statutory plan of arrangement (the "Arrangement") involving Invictus, its security holders, and Poda, which Arrangement, if completed, will result in shareholders of Invictus as at the effective date of the Arrangement (the "Effective Date") being entitled to receive, for each common share of Invictus (an "Invictus Share") held as at such date:

(a)	one post-Arrangement common share of Invictus (a "New Invictus Share"); and
(b)	one common share of Poda (a "Poda Share").

Holders of outstanding Invictus warrants ("Warrants") immediately prior to the Effective Date will receive, upon exercise of each such Warrant at the same original exercise price, one New Invictus Share and one Poda Share, in lieu of the one Invictus Share that was issuable upon exercise of such Warrant immediately prior to the Effective Date.

3

PODA TECHNOLOGIES LTD.
For the three months ended April 30, 2018
Management’s Discussion and Analysis

Invictus will be seeking shareholder approval of the Arrangement at the annual general and special meeting of shareholders scheduled to be held on October 18, 2018 (the “Meeting”), in accordance with the terms of the Agreement and the Business Corporations Act (British Columbia).

At the Meeting, the shareholders of the Company as of the record date (the “Shareholders”) will be, among other matters, electing Directors of the Company, appointing the Auditors of the Company, passing an ordinary resolution providing the required annual approval of the Company's 10% "rolling" stock option plan and will also be asked to pass a special resolution approving the Arrangement.

The Notice of the Meeting, along with the Management Information Circular, will be mailed to the Shareholders on September 20, 2018, as well as posted under the Company’s profile on SEDAR. The Management Information Circular will describe in detail the matters to be addressed at the Meeting.

Following Shareholder approval of the Arrangement at the Meeting and receipt of requisite regulatory and court approvals, the Effective Date for the exchange and distribution of the common shares of Poda will be announced. Shareholders will receive a notice from the Company’s transfer agent, Computershare, with instructions on how to obtain the shares they are entitled to receive under the Arrangement.

Completion of the Arrangement is contingent on completion of closing conditions associated with the Arrangement, such as requisite corporate, regulatory and court approvals.

MEDICAL MARIJUANA REGULATORY FRAMEWORK IN CANADA

In June 2013, Health Canada issued the Marihuana for Medical Purposes Regulations (“MMPR”) for highly regulated commercial operations to produce quality medicine and covered the production and sale of dried cannabis flowers. On July 8, 2015, Health Canada issued certain exemptions under the Controlled Drugs and Substances Act (Canada) (“CDSA”), to allow licensed producers to apply for a supplemental license to produce and sell cannabis oil and fresh marijuana buds and leaves. On August 24, 2016, the Government of Canada issued the Access to Cannabis for Medical Purposes Regulations ("ACMPR"), which allows patients to grow their own marijuana at home, limited to the number of plants required based on their prescribed dosage, and to designate a third-party grower through regulations similar to the former Medical Marijuana Access Regulations ("MMAR"). On December 13, 2016, the Task Force on Cannabis Legalization and Regulation, which was established by the Canadian Federal Government to seek input on the design of a new system to legalize, strictly regulate and restrict access to marijuana, completed its review and published its report outlining its recommendations.

As the requirements under the current regulations are simple and involve few obstacles to access, growth in the number of approved patients is anticipated to increase significantly.

Health Canada1 recently reported that over 296,700 patients had enrolled into the ACMPR program by March 31, 2018. By 2024, Health Canada conservatively estimates that the number of patients using medical marijuana will grow to 425,000, creating a medical cannabis market worth an estimated $0.77 billion to $1.79 billion per year.

LEGALIZATION OF RECREATIONAL USE OF MARIJUANA IN CANADA

On April 13, 2017, the Canadian Federal Government released Bill C-45, which proposed the enactment of the Cannabis Act, to regulate the production, distribution and sale of cannabis for unqualified adult use, with a target implementation date of no later than July 1, 2018. On November 25, 2017, the Bill received approval from the House of Commons. On June 19, 2018, Bill C-45 officially passed Senate vote and now moves to royal assent, the final step in the legislative process. The government has set the effective date of the cannabis legalization legislation as October 17, 2018.

The Canadian Federal Government has legalized marijuana and provinces will be held responsible for licensing the product and overseeing its distribution and sale.

____________________________________________
1 https://www.canada.ca/en/health-canada/services/drugs-health-products/medical-use-marijuana/licensed-producers/market-data.html

4

PODA TECHNOLOGIES LTD.
For the three months ended April 30, 2018
Management’s Discussion and Analysis

Deloitte2 estimates the total cannabis market in Canada, including medical and illegal as well as legal recreational products, is expected to generate up to $7.17 billion in total sales in 2019. Legal sales are expected to contribute more than half of this total – up to $4.34 billion – in the first year.

DESCRIPTION OF THE U.S. LEGAL CANNABIS INDUSTRY

In the United States, thirty-one (31) states, Washington D.C. and Puerto Rico have legalized medical marijuana, and nine states and Washington D.C. have legalized “adult use” or “recreational” marijuana. At the federal level, however, cannabis currently remains a Schedule I drug under the Controlled Substances Act (“CSA”). Under United States federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, cannabis related practices or activities including, without limitation, the manufacture, importation, possession, use, or distribution of cannabis, remain illegal under United States federal law. Although federally illegal, the U.S. federal government’s approach to enforcement of such laws has at least until recently trended toward non-enforcement. On August 29, 2013, the DOJ issued a memorandum known as the “Cole Memorandum” to all U.S. Attorneys’ offices (federal prosecutors). The Cole Memorandum generally directed U.S. Attorneys not to prioritize the enforcement of federal marijuana laws against individuals and businesses that rigorously comply with state regulatory provisions in states with strictly regulated medical or recreational cannabis programs. While not legally binding, and merely prosecutorial guidance, the Cole Memorandum laid a framework for managing the tension between state and federal laws concerning state regulated marijuana businesses. However, on January 4, 2018, the Cole Memorandum was revoked by Attorney General Jeff Sessions, a long-time opponent of state-regulated medical and recreational cannabis. While this did not create a change in federal law, as the Cole Memorandum was not itself law, the revocation removed the DOJ’s guidance to U.S. Attorneys that state-regulated cannabis industries substantively in compliance with the Cole Memorandum’s guidelines should not be a prosecutorial priority. In addition to his revocation of the Cole Memorandum, Attorney General Sessions also issued a one-page memorandum known as the “Sessions Memorandum.” The Sessions Memorandum confirmed the rescission of the Cole Memorandum and explained the rationale of the DOJ in doing so: the Cole Memorandum, according to the Sessions Memorandum, was “unnecessary” due to existing general enforcement guidance adopted in the 1980s, as set forth in the U.S. Attorney’s Manual (the “USAM”). The USAM enforcement priorities, like those of the Cole Memorandum, are also based on the federal government’s limited resources, and include “law enforcement priorities set by the Attorney General,” the “seriousness” of the alleged crimes, the “deterrent effect of criminal prosecution,” and “the cumulative impact of particular crimes on the community.” While the Sessions Memorandum emphasizes that marijuana is a Schedule I controlled substance, and reiterates the statutory view that cannabis is a “dangerous drug and that marijuana activity is a serious crime,” it does not otherwise indicate that the prosecution of marijuana-related offenses is now a DOJ priority. Furthermore, the Sessions Memorandum explicitly describes itself as a guide to prosecutorial discretion. Such discretion is firmly in the hands of U.S. Attorneys in deciding whether or not to prosecute marijuana-related offenses.

RESULTS OF OPERATIONS

For the three months ended April 30, 2018, the Company had a net loss of $19 (2017: $5,161). There were no significant variances between the comparative periods.

CASH USED IN OPERATING ACTIVITIES

For the three months ended April 30, 2018, cash flows used in operating activities amounted to $4,707. Cash flows resulted from a net loss of $19 and changes in working capital balances of $4,688.

For the three months ended April 30, 2017, cash flows provided by operating activities amounted to $5,037. Cash flows resulted from a net loss of $5,161, offset by changes in working capital balances of $10,198.

_____________________________________________
2 https://www2.deloitte.com/content/dam/Deloitte/ca/Documents/consulting/ca-cannabis-2018-report-en.PDF

5

PODA TECHNOLOGIES LTD.
For the three months ended April 30, 2018
Management’s Discussion and Analysis

CASH USED IN INVESTING ACTIVITIES

For the three months ended April 30, 2018, cash flows used in investing activities amounted to $163,986. Cash flows resulted from the development of intangible assets.

For the three months ended April 30, 2017, cash flows used in investing activities amounted to $57,815. Cash flows resulted from the development of intangible assets.

CASH PROVIDED BY FINANCING ACTIVITIES

For the three months ended April 30, 2018, cash flows provided by financing activities amounted to $170,210. Cash flows were received from related parties.

For the three months ended April 30, 2017, cash flows provided by financing activities amounted to $52,725. Cash flows were received from related parties.

RELATED PARTY TRANSACTIONS

All related party transactions have occurred in the normal course of operations. Related party transactions occur and are recorded at the amounts agreed between the parties.

As at April 30, 2018, the Company has amounts due to related parties of $1,143,389 (January 31, 2018 - $973,179). The related parties are shareholders and former shareholders of the Company. The amounts are unsecured, non-interest bearing, and have no fixed terms of repayment.

Included in intangible assets is consulting fees paid to former shareholders of the Company in the amount of $218,850 (January 31, 2018 - $194,850).

Key management includes directors and officers of the Corporation.

OUTSTANDING SHARE DATA

The Company has an unlimited number of common shares without par value authorized for issuance.

There were no share transactions during the three months ended April 30, 2018 and 2017.

As at April 30, 2018, the Company had 100,000 common shares issued and outstanding (January 31, 2018: 100,000).

FINANCIAL INSTRUMENTS AND RISKS

Fair values

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as at April 30, 2018, as follows:

		April 30, 2018
	Carrying
	value	Level 1	Level 2	Level 3
	$	$	$	$
Cash	21,099	21,099	-	-

6

PODA TECHNOLOGIES LTD.
For the three months ended April 30, 2018
Management’s Discussion and Analysis

The fair values of other financial instruments, which include accounts payable and due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

Credit risk

Credit risk arises from cash held with banks and financial institutions, as well as credit exposure on outstanding GST and taxes recoverable. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. GST and taxes recoverable consist of GST refunds due from the Government of Canada. The carrying amount of financial assets represents the maximum credit exposure.

Currency risk

Currency risk is the risk that changes in foreign exchange rates will affect the Company’s income or the value of its holdings of financial instruments. The Company has minimal financial assets and liabilities held in foreign currencies.

Interest rate risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature and maturity. The Company’s amounts due to related parties are non-interest bearing.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash. The ability to do this relies on the Company raising equity financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs.

Capital management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of all components of shareholders equity.

The Company manages its capital structure and adjusts it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended January 31, 2018.

OFF-BALANCE SHEET ARRANGEMENTS AND PROPOSED TRANSACTIONS

The Company has no off-balance sheet arrangements or proposed transactions.

7

PODA TECHNOLOGIES LTD.
For the three months ended April 30, 2018
Management’s Discussion and Analysis

SIGNIFICANT ACCOUNTING POLICIES

The Company follows the accounting policies described in Note 3 of the Company’s audited financial statements for the year ended January 31, 2018, with the exception of the new accounting standards adopted in the current year, as described below.

CRITICAL ACCOUNTING ESTIMATES

The preparation of condensed interim financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments. It also requires management to exercise judgment in applying the Company’s accounting policies. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience, but actual results may differ from amounts included in the financial statements. The critical accounting estimates and judgments used by the Company are described in Note 3 of the Company’s audited financial statements for the year ended January 31, 2018.

New accounting standards adopted effective February 1, 2018

As of February 1, 2018, the Company adopted the new and amended IFRS pronouncements in accordance with transitional provisions outlined in the respective standards. The Company has adopted the following new standards without any significant effect on its financial statements.

On February 1, 2018, the Company adopted amendments to IFRS 2, “Share-based Payment”. The amendments provide clarification on how to account for certain types of share-based transactions. The adoption of this amendment did not have any impact on the Company’s condensed interim financial statements.

On February 1, 2018, the Company adopted IFRS 9, “Financial Instruments”. IFRS 9 introduces new requirements for the classification and measurement of financial instruments, a single forward-looking expected credit loss impairment model and a substantially reformed approach to hedge accounting. The Company adopted a retrospective approach and as IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities there was no significant impact on the carrying amounts of the Company’s financial instruments at the transition date. The introduction of the new expected credit loss impairment model did not have a material impact on the Company’s condensed interim financial statements.

On February 1, 2018, the Company adopted IFRS 15, “Revenue from Contracts with Customers”. The objective of IFRS 15 is to provide a single, comprehensive revenue recognition model for all contracts with customers. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. It also contains new disclosure requirements. The Company elected to apply IFRS 15 using a full retrospective approach. The adoption of IFRS 15 did not have a material impact on the Company’s condensed interim financial statements.

Accounting standards and amendments issued but not yet effective

A number of new standards, and amendments to standards and interpretations, are not yet effective for the period ended April 30, 2018, and have not been applied in preparing these financial statements.

IFRS 16 Leases

The Company has not early adopted these new or amended standards and does not expect them to have a material effect on the Company’s future results and financial position.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

RISK FACTORS

This section discusses factors relating to the business of the Company that should be considered by both existing and potential investors. The information in this section is intended to serve as an overview and should not be considered comprehensive and the Company may face risks and uncertainties not discussed in this section, or not currently known to us, or that we deem to be immaterial. All risks to the Company’s business have the potential to influence its operations in a materially adverse manner.

8

PODA TECHNOLOGIES LTD.
For the three months ended April 30, 2018
Management’s Discussion and Analysis

The Company’s actual financial position and results of operations may differ materially from the expectations of the Company’s management

The Company’s actual financial position and results of operations may differ materially from management’s expectations. The Company’s revenue, net income and cash flow may differ materially from the Company’s projected revenue, net income and cash flow. The process for estimating the Company’s revenue, net income and cash flow requires the use of judgment in determining the appropriate assumptions and estimates. These estimates and assumptions may be revised as additional information becomes available and as additional analyses are performed. In addition, the assumptions used in planning may not prove to be accurate, and other factors may affect the Company’s financial condition or results of operations.

The Company expects to incur significant ongoing costs and obligations related to its investment in infrastructure, growth, regulatory compliance and operations

The Company expects to incur significant ongoing costs and obligations related to its investment in infrastructure and growth and for regulatory compliance, which could have a material adverse impact on the Company’s results of operations, financial condition and cash flows. In addition, future changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this MD&A, and unforeseen expenses, difficulties, complications and delays, and other unknown events.

The medical cannabis industry and market are relatively new and this industry and market may not continue to exist or grow as anticipated or the Company may be ultimately unable to succeed in this new industry and market

In addition to being subject to general business risks, the Company must continue to build brand awareness in this industry and market through significant investments in its strategy, its production capacity, quality assurance and compliance with regulations. In addition, there is no assurance that the industry and market will continue to exist and grow as currently estimated or anticipated or function and evolve in the manner consistent with management’s expectations and assumptions. Any event or circumstance that adversely affects the cannabis industry and market could have a material adverse effect on the Company’s business, financial conditions and results of operations.

The Company may not be able to manage its growth

The Company may be subject to growth related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

The Company is subject to changes in laws, regulations and guidelines which could adversely affect the Company’s future business, financial condition and results of operations

The Company’s operations will be subject to various laws, regulations and guidelines relating to the manufacture, management, packaging/labelling, advertising, sale, transportation, storage and disposal of medical cannabis but also including laws and regulations relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment. Changes to such laws, regulations and guidelines due to matters beyond the control of the Company may cause adverse effects to its operations. The Company endeavours to comply with all relevant laws, regulations and guidelines. To the best of the Company’s knowledge, the Company is in compliance or in the process of being assessed for compliance with all such laws, regulations and guidelines as described elsewhere in this MD&A.

9

PODA TECHNOLOGIES LTD.
For the three months ended April 30, 2018
Management’s Discussion and Analysis

On December 20, 2017, the Prime Minister of Canada communicated that the Canadian Federal Government intends to legalize cannabis in October 2018, despite previous reports of a July 1, 2018 deadline. On June 7, 2018, Bill C45 passed the third reading in the Senate with a number of amendments to the language of the Cannabis Act. On June 20, 2018, Prime Minister Trudeau announced that cannabis would be legal by October 17, 2018. On June 21, 2018, the Government of Canada announced that Bill C-45 received Royal Assent. Bill-C-45 will come into force on October 17, 2018. On July 11, 2018, the regulations made pursuant to the Cannabis Act were published. The regulations under the Cannabis Act contemplate the various licenses including cultivation, processing, analytical testing, sale (including medical sales), analytical testing and scientific research. The regulations introduced the nursery and made outdoor cultivation permissible. Finally, the requirements for packaging and labelling of products for both medical and non-medical consumption were explicitly set forth. The impact of changes in the regulatory enforcement by Health Canada under the Cannabis Act and its regulations, particularly in respect of product packaging, labelling, marketing, advertising and promotions and product approvals and its impact on the Company’s business are unknown at this time.

In addition, when the Cannabis Act comes into effect, there is no guarantee that provincial legislation regulating the distribution and sale of cannabis for adult use purposes will be enacted according to the terms announced by such provinces, or at all, or that any such legislation, if enacted, will create the opportunities for growth anticipated by the Company. For example, the Provinces of Québec and New Brunswick have announced sales and distribution models that would create government-controlled monopolies over the legal retail and distribution of cannabis for adult use purposes in such provinces, which could limit the Company’s opportunities in those provinces.

The Company may not be able to develop its products, which could prevent it from ever becoming profitable

If the Company cannot successfully develop, manufacture and distribute its products, or if the Company experiences difficulties in the development process, such as capacity constraints, quality control problems or other disruptions, the Company may not be able to develop market-ready commercial products at acceptable costs, which would adversely affect the Company’s ability to effectively enter the market. A failure by the Company to achieve a low-cost structure through economies of scale or improvements in manufacturing processes would have a material adverse effect on the Company’s commercialization plans and the Company’s business, prospects, results of operations and financial condition.

There is no assurance that the Company will turn a profit or generate immediate revenues

There is no assurance as to whether the Company will be profitable, earn revenues, or pay dividends. The Company has incurred and anticipates that it will continue to incur substantial expenses relating to the development and initial operations of its business. The payment and amount of any future dividends will depend upon, among other things, the Company’s results of operations, cash flow, financial condition, and operating and capital requirements. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividends.

The Company faces competition from other companies where it will conduct business that may have higher capitalization, more experienced management or may be more mature as a business

An increase in the companies competing in this industry could limit the ability of the Company to expand its operations. Current and new competitors may be better capitalized, have a longer operating history, have more expertise and be able to develop higher quality equipment or products, at the same or a lower cost. The Company cannot provide assurances that it will be able to compete successfully against current and future competitors. Competitive pressures faced by the Company could have a material adverse effect on its business, operating results and financial condition. In addition, despite Canadian federal and state-level legalization of marijuana, illicit or "black-market" operations remain abundant and present substantial competition to the Company. In particular, illicit operations, despite being largely clandestine, are not required to comply with the extensive regulations that the Company must comply with to conduct business, and accordingly may have significantly lower costs of operation.

10

PODA TECHNOLOGIES LTD.
For the three months ended April 30, 2018
Management’s Discussion and Analysis

If the Company is unable to develop and market new products, it may not be able to keep pace with market developments

The cannabis industry is in its early stages and it is likely that the Company and its competitors will seek to introduce new products in the future. In attempting to keep pace with any new market developments, the Company will need to expend significant amounts of capital in order to successfully develop and generate revenues from new products. The Company may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which together with capital expenditures made in the court of such product development and regulatory approval processes, may have a material adverse effect on the Company’s business, financial condition and results of operations.

If the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the cannabis market

The Company’s success has depended and continues to depend upon its ability to attract and retain key management, including the Company’s CEO, technical experts, management team and sales personnel. The Company will attempt to enhance its management and technical expertise by continuing to recruit qualified individuals who possess desired skills and experience in certain targeted areas. The Company’s inability to retain employees and attract and retain sufficient additional employees or engineering and technical support resources could have a material adverse effect on the Company’s business, results of operations, sales, cash flow or financial condition. Shortages in qualified personnel or the loss of key personnel could adversely affect the financial condition of the Company, results of operations of the business and could limit the Company’s ability to develop and market its cannabis-related products. The loss of any of the Company’s senior management or key employees could materially adversely affect the Company’s ability to execute its business plan and strategy, and the Company may not be able to find adequate replacements on a timely basis, or at all. The Company does not maintain key person life insurance policies on any of its employees.

The size of the Company’s target market is difficult to quantify, and investors will be reliant on their own estimates on the accuracy of market data

Because the cannabis industry is in a nascent stage with uncertain boundaries, there is a lack of information about comparable companies available for potential investors to review in deciding about whether to invest in the Company and, few, if any, established companies whose business model the Company can follow or upon whose success the Company can build. Accordingly, investors will have to rely on their own estimates in deciding about whether to invest in the Company. There can be no assurance that the Company’s estimates are accurate or that the market size is sufficiently large for its business to grow as projected, which may negatively impact its financial results. The Company regularly purchases and follows market research.

The Company’s industry is experiencing rapid growth and consolidation that may cause the Company to lose key relationships and intensify competition

The cannabis industry is undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and formation of strategic relationships. Acquisitions or other consolidating transactions could harm the Company in a number of ways, including the loss of strategic partners if they are acquired by or enter into relationships with a competitor, losing customers, revenue and market share, or forcing the Company to expend greater resources to meet new or additional competitive threats, all of which could harm the Company’s operating results. As competitors enter the market and become increasingly sophisticated, competition in the Company’s industry may intensify and place downward pressure on retail prices for its products and services, which could negatively impact its profitability.

11

PODA TECHNOLOGIES LTD.
For the three months ended April 30, 2018
Management’s Discussion and Analysis

As the Company operates within the cannabis industry, there are additional difficulties and complexities associated with insurance coverage

As the Company is engaged in and operates within the cannabis industry, there are exclusions and additional difficulties and complexities associated with such insurance coverage that could cause the Company to suffer uninsured losses, which could adversely affect the Company’s business, results of operations, and profitability. There is no assurance that the Company will be able to fully utilize such insurance coverage, if necessary.

The Company may be subject to product recalls for product defects self-imposed or imposed by regulators

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company’s significant brands were subject to recall, the image of that brand and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

The Company is dependent on access to skilled labour, equipment and parts

The ability of the Company to compete and grow will be dependent on having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining the required supply of skilled labour, equipment, parts and components. It is also possible that the expansion plans contemplated by the Company may cost more than anticipated, in which circumstance the Company may curtail, or extend timeframes for completing the expansion plans. This could have a material adverse effect on the financial results and operations of the Company.

The expansion of the medical cannabis industry may require new clinical research into effective medical therapies, when such research has been restricted in the U.S. and is new to Canada

Research in Canada and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although the Company believes that the articles, reports and studies support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, investors should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this MD&A or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to medical cannabis, which could have a material adverse effect on the demand for the Company’s products with the potential to lead to a material adverse effect on the Company’s business, financial condition and results of operations.

12

PODA TECHNOLOGIES LTD.
For the three months ended April 30, 2018
Management’s Discussion and Analysis

The Company could be liable for fraudulent or illegal activity by its employees, contractors and consultants resulting in significant financial losses or claims against the Company

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company will be reliant on information technology systems and may be subject to damaging cyber-attacks

The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology ("IT") services in connection with its operations. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The Company’s officers and directors may be engaged in a range of business activities resulting in conflicts of interest

The Company may be subject to various potential conflicts of interest because some of its officers and directors may be engaged in a range of business activities. In addition, the Company’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. These business interests could require significant time and attention of the Company’s executive officers and directors.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and the officers who may from time to time deal with persons, firms, institutions or Companies with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, if such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

13

PODA TECHNOLOGIES LTD.
For the three months ended April 30, 2018
Management’s Discussion and Analysis

In certain circumstances, the Company’s reputation could be damaged

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, financial condition, cash flows and growth prospects.

Negative operating cash flow

Our overall business has incurred losses since its inception. Although we expect to become profitable, there is no guarantee that will happen, and we may never become profitable. We currently have a negative operating cash flow and may continue to have that for the foreseeable future. To date, a large portion of our expenses are fixed, including expenses related to equipment, contractual commitments and personnel. As a result, we expect our net losses from operations to improve. Our ability to generate additional revenues and potential to become profitable will depend largely on our ability, to manufacture and market our products. There can be no assurance that any such events will occur or that we will ever become profitable. Even if we do achieve profitability, we cannot predict the level of such profitability. If we sustain losses over an extended period of time, we may be unable to continue our business.

Product liability

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of the Company’s products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with others, that the Company’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company.

There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products.

14

PODA TECHNOLOGIES LTD.
For the three months ended April 30, 2018
Management’s Discussion and Analysis

Publicity or consumer perception

The Company believes the medical marijuana industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the medical marijuana produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical marijuana products.

There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the medical marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and the Company’s cash flows. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical marijuana in general, or the Company’s products specifically, or associating the consumption of medical marijuana with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

Difficulties with forecasts

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical marijuana industry in Canada and the United States. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

Risks of foreign operations

The Company’s strategy includes exporting its expertise and technologies to foreign countries. Working outside of Canada gives rise to the risk of dealing with business and political systems that are different than what the Company is accustomed to in Canada. The potential risks include: expropriation or nationalization; civil insurrection; labour unrest; strikes and other political risks; fluctuations in foreign currency and exchange controls; increases in duties and taxes; and changes in laws and policies governing operations of foreign based companies. Restrictions on repatriation of capital or distributions of earnings could adversely affect the Company in the future

Anti-bribery and anti-corruption laws

The Company is subject to anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the U.S. Foreign Corrupt Practices Act. Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses which could adversely affect the Company's business, results of operations and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents, sub-contractors or joint venture partners are located or may be located in the future.

Market risks for securities

The market price of common shares, should the Company become listed on a securities exchange, may be subject to wide fluctuations in response to many factors, including variations in the operating results of the Company, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for the Company, general economic conditions, legislative changes, and other events and factors outside of the Company’s control.

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PODA TECHNOLOGIES LTD.
For the three months ended April 30, 2018
Management’s Discussion and Analysis

Dividends

The Company has not paid any dividends on its issued and outstanding common shares to date and may not pay dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the board of directors of the Company (the "Board") and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Board may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their common shares of the Company for a price greater than that which such investors paid for them.

Financing risk

The Company will be dependent upon the capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its development and future operating cost requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. An economic downturn of global capital markets has been shown to make the raising of capital by equity or debt financing more difficult. These and other factors may impact the Company’s ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management. The Company may not be able to raise capital on favourable terms or at all, which could have an adverse impact on the Company’s operations and the trading price of the common shares, should the Company become listed on a securities exchange. Additionally, future financing may substantially dilute the interests of the Company's shareholders.

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